Information contained herein is subject to completion or amendment. A registration statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Preliminary Information Statement

SUBJECT TO COMPLETION, DATED AUGUST 23, 2023

INFORMATION STATEMENT

WK Kellogg Co

One Kellogg Square

Battle Creek, Michigan 49016

Common Stock, Par Value $0.0001 Per Share

We are sending you this Information Statement in connection with Kellogg Company’s spin-off of its wholly owned subsidiary, WK Kellogg Co. To effect the spin-off, Kellogg Company, or “Kellogg ParentCo,” will undergo an internal reorganization, after which it will distribute all of the shares of WK Kellogg Co common stock on a pro rata basis to the holders of Kellogg ParentCo common stock. We expect that the distribution of WK Kellogg Co common stock will be tax-free to Kellogg ParentCo’s U.S. shareholders for U.S. federal income tax purposes, except for cash that shareholders receive in lieu of fractional shares.

If you are a record holder of Kellogg ParentCo common stock as of the close of business on                 , 2023, which is the record date for the distribution, you will be entitled to receive one share of WK Kellogg Co common stock for every four shares of Kellogg ParentCo common stock you hold on that date. Kellogg ParentCo will distribute the shares of WK Kellogg Co common stock in book-entry form, which means that we will not issue physical stock certificates. The distribution agent will not distribute any fractional shares of WK Kellogg Co common stock. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to each holder (net of any required withholding for taxes applicable to each holder) who would otherwise have been entitled to receive a fractional share in the distribution.

Kellogg ParentCo currently anticipates completing the distribution at 12:01 a.m., New York City time, on                 , 2023. Immediately after the distribution becomes effective, we will be an independent, publicly traded company.

Kellogg ParentCo’s shareholders are not required to vote on or take any other action in connection with the spin-off. We are not asking you for a proxy, and you are requested not to send us a proxy. Kellogg ParentCo’s shareholders will not be required to pay any consideration for the shares of WK Kellogg Co common stock they receive in the spin-off, surrender or exchange their shares of Kellogg ParentCo common stock or take any other action in connection with the spin-off.

Kellogg ParentCo currently owns all of the outstanding shares of WK Kellogg Co common stock. Accordingly, no trading market for WK Kellogg Co common stock currently exists. We expect, however, that a limited trading market for WK Kellogg Co common stock, commonly known as a “when-issued” trading market, will develop shortly before the distribution date, and we expect “regular-way” trading of WK Kellogg Co common stock will begin on the distribution date. We intend to list WK Kellogg Co common stock on the New York Stock Exchange under the symbol “KLG.”

In reviewing this Information Statement, you should carefully consider the matters described in the section entitled “Risk Factors ” beginning on page 25 of this Information Statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

This Information Statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this Information Statement is                , 2023.

Kellogg ParentCo first mailed a Notice of Internet Availability of Information Statement Materials containing instructions on how to access this Information Statement to its shareholders on or about                , 2023.

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TRADEMARKS, TRADE NAMES AND SERVICE MARKS

We have rights to use the trademarks, trade names and service marks that we use in conjunction with the operation of our business. Solely for convenience, the trademarks, trade names and service marks referred to in this Information Statement are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our right to use such trademarks, service marks and trade names.

INDUSTRY, RANKING AND MARKET DATA

This Information Statement contains various historical and projected information concerning our industry, the market in which we participate, and our position in this market. Some of this information is from industry publications and other third-party sources, and other information is from our own analysis of data received from these third-party sources, including from The Nielsen Company (US), LLC (“Nielsen”), Circana (“Circana”) and Numerator Omnipanel Mini America (“Numerator”), and our own internal data. All of this information involves a variety of assumptions, limitations, and methodologies and is inherently subject to uncertainties, and therefore you are cautioned not to give undue weight to these estimates.

The total Nielsen reported sales data included in this prospectus is derived exclusively from data reported by Nielsen for the point-of-sale of products for the purposes of illustrating the competitive position of such products relative to other products in the respective markets in which we compete. Nielsen reported sales data for the United States aggregates national cross-outlet sales from among the following channels: food/grocery, drug, mass merchandisers, club, dollar, military and convenience. Nielsen reported sales data for Canada excludes Newfoundland and aggregates sales from among the following channels: grocery banners, drug retailers and mass merchandisers. The total Nielsen reported sales data included in this prospectus is not derived from or based on our financial statements and does not represent our results of operations. Nielsen reported sales data reflects the sales price of our products, as sold by our distribution channel customers to consumers in the marketplace and excludes data for certain customers who do not disclose their data at all.

In addition, Nielsen reported sales data is available for periods that differ from, and are not directly comparable to, our financial statements.

BASIS OF PRESENTATION

In this Information Statement, unless the context otherwise requires:

•

“WK Kellogg Co,” “we,” “our” and “us” refer to (i) prior to the Internal Reorganization and Distribution, the Cereal Business as reflected in the combined financial statements included elsewhere in this Information Statement; and (ii) WK Kellogg Co and its consolidated subsidiaries, after giving effect to the Internal Reorganization and the Distribution;

•

“Cereal Business” shall collectively mean the business and operations conducted by Kellogg ParentCo in North America prior to the Distribution relating to (i) the development, production, packaging, distribution, marketing, licensing or sale of ready-to-eat cereal, hot cereal, muesli, and granola (other than RXBAR-branded granola), cereal-based snacks and cookies (other than Rice Krispies-branded snacks and Special K-branded cookies) and other food and beverage products produced under certain cereal brands and (ii) the licensing of certain brands and related trademarks within North America to unaffiliated third parties for non-food and beverage applications;

•

“North America” shall mean the geographic boundaries of the following countries: United States (including the District of Columbia, and its territories, possessions and military installations (as defined by the United States Department of Defense)), Canada, Anguilla, Antigua, Aruba, the Bahamas, Barbados, Barbuda, Bermuda, Bonaire, British Virgin Islands (Tortola, Virgin Gorda, Anegada, Jost

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Van Dyke), Cayman Islands, Curacao, Cuba, Dominica, Dominican Republic, French Guyana, Grenada, The Grenadines, Guadeloupe, Guyana, Haiti, Jamaica, Martinique, Montserrat, Puerto Rico, Saba, Saint Kitts and Nevis, St. Lucia, Saint Martin, Sint Maarten, St. Vincent, Suriname, Trinidad and Tobago, Turks and Caicos, U.S. Virgin Islands (St. Thomas, St. Croix, St. John), Saint Barthelemy and Sint Eustatius;

•	“Kellogg ParentCo” refers to Kellogg Company and its combined subsidiaries, other than, for all periods following the Spin-Off, WK Kellogg Co;

•

“Internal Reorganization,” refers to the series of internal transactions described under “Certain Relationships and Related Party Transactions—Agreements with Kellogg ParentCo—Separation and Distribution Agreement” that will result in the separation of the Cereal Business from the Kellogg ParentCo Business (as defined below);

•

“Contribution” refers to the contribution by Kellogg ParentCo of assets, liabilities and operations associated with the Cereal Business to us in exchange for the consideration described in the Separation and Distribution Agreement (as described under “Certain Relationships and Related Party Transactions—Agreements with Kellogg ParentCo—Separation and Distribution Agreement”);

•	“Distribution” refers to Kellogg ParentCo’s distribution of the shares of our common stock to its shareholders; and

•	“Spin-Off” refers to the Internal Reorganization and the Distribution collectively.

Prior to Kellogg ParentCo’s distribution of the shares of our common stock to its shareholders, Kellogg ParentCo will undertake a series of internal transactions, following which:

(i)	we will hold the Cereal Business, and

(ii)	Kellogg ParentCo (other than WK Kellogg Co) will hold Kellogg ParentCo’s businesses other than the Cereal Business, which we refer to as the “Kellogg ParentCo Business.”

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SUMMARY

This summary highlights selected information from this Information Statement and provides an overview of our company, our separation from Kellogg ParentCo and Kellogg ParentCo’s distribution of our common stock to Kellogg ParentCo’s shareholders. For a more complete understanding of our business and the spin-off, you should read the entire Information Statement carefully, particularly the discussions set forth under “Risk Factors,” “Cautionary Statement Concerning Forward-Looking Statements,” “Unaudited Pro Forma Combined Financial Statements,” our audited combined financial statements and accompanying notes included elsewhere in this Information Statement, and our unaudited condensed combined financial statements and accompanying notes included elsewhere in this Information Statement.

Our Company

WK Kellogg Co is an iconic North American food company with a differentiated portfolio of brands that have delighted our consumers for over a century. As a leading manufacturer, marketer and distributor of branded ready-to-eat cereal, we endeavor to provide consumers with high-quality products while promoting consumer health and wellbeing. Our products are manufactured by us in the United States, Mexico, and Canada and marketed in the United States, Canada and the Caribbean.

Kellogg ParentCo, formally founded in 1906 as a mission-led and family-oriented company, sprang to life when W. K. Kellogg changed breakfast forever by creating Corn Flakes in Battle Creek, Michigan. We have since upheld W. K. Kellogg’s passion and commitment to wellness by producing nutritious, high quality and delicious cereal, which reached about 60% of households in the United States during the 52 weeks ended July 1, 2023. According to Nielsen data, we are the second largest seller of ready-to-eat cereals in the United States with a 28% share of retail sales for the 52-week period ended July 1, 2023 and the leading player in Canada’s cereal market, with 38% category share over that same period. According to data provided by Nielsen, for the year-to-date period ended June 30, 2023, we were the number one seller of ready-to-eat cereals in Puerto Rico with a 38% category share.

We believe our long-standing success is attributable to the strength of the brands used in connection with the Cereal Business, our category expertise and over a century of institutional knowledge, all of which have created a diverse portfolio of cereals that are intended to enhance the lives of our consumers. Our product offerings are well diversified across the cereal sub-categories of taste, wellness and balance, with strong consumer appeal across the spectrum of ages and demographics. Iconic brands used in our business include Frosted Flakes, Special K, Froot Loops, Raisin Bran, Frosted Mini-Wheats, Rice Krispies, Kashi, Corn Flakes and Apple Jacks, among many others. We believe these brands also derive a differentiated advantage from the beloved brand characters which have been developed over time, starting in the 1950s with the introduction of Tony the Tiger, Toucan Sam as well as Snap, Crackle and Pop, which have since been joined by many other brand characters.

The Cereal Business generated net sales of $2,695 million, $2,460 million and $2,867 million and net (loss) income of $(25) million, $162 million and $182 million during the fiscal years ended December 31, 2022, January 1, 2022 and January 2, 2021, respectively. We believe our rich history coupled with our powerful brands serve as a base for strong cash flow generation. We aspire to prioritize operational excellence by investing in our business through initiatives like facility enhancement and distribution efficiencies.

Following the Spin-Off, we will become an independent, publicly traded company led by a highly experienced management team fully dedicated to leveraging our capabilities and driving our strategic initiatives. We will also have increased flexibility to deploy our free cash flow towards our operating and capital allocation priorities. We will trade under the ticker symbol “KLG” on the New York Stock Exchange (the “NYSE”).

Key Business Strengths

Diversified Cereal Portfolio of Iconic Brands and Beloved Characters

We believe the key to WK Kellogg Co’s enduring and continued strength lies in its portfolio of diverse cereals and iconic brands. As of July 1, 2023, nine of the top 20 brands in the cereal category across the United States and Canada are Kellogg brands. In addition, our products span all product components of the cereal category and are supported by beloved brand characters and a commitment to environmental, social, and governance (“ESG”) endeavors.

We strive to deliver the most consumer-centric brand portfolio in the cereal category, offering a diverse set of products that reach a broad range of consumer occasions and demographics. We have a strong presence across all three of the cereal category’s major product components. In the taste component, where we have a 35% category share in the United States for the 52-week period ended July 1, 2023, we have an arsenal of leading Kellogg brands used in connection with the Cereal Business, including Frosted Flakes, Froot Loops and Apple Jacks. In the wellness component, where we have a 17% category share in the United States for the 52-week period ended July 1, 2023, we lead with nutrition-oriented Kellogg brands like Special K and natural Kellogg brands like Kashi and Bear Naked. In the balance component, which sits between taste and wellness, where we have a 36% category share in the United States for the 52-week period ended July 1, 2023, the Kellogg brands used in connection with the Cereal Business include Special K, Frosted Mini-Wheats, Raisin Bran and Corn Flakes.

Our brands have been supported by brand characters that are beloved by consumers. We believe our characters not only embody our company values, but also provide differentiated competitive positioning from others in the industry. For instance, Tony the Tiger reinforces the importance of physical activity, while Toucan Sam encourages curiosity, and Snap, Crackle and Pop promote creativity. Given the importance of our brands to our business, if we do not maintain the favorable perception of our brands, our results could be negatively impacted. See “Risk Factors—Risks Related to Our Business—Our results may be negatively impacted if consumers do not maintain their favorable perception of our brands or company.”

Leading Market Position in Large and Stable Category

We believe the ready-to-eat cereal category that Mr. Kellogg helped to create has thrived for over a century. At roughly $10.6 billion in category retail sales across the United States and Canada (according to data provided by Nielsen for the 52-week period ended July 1, 2023), cereal is the number one choice in breakfast foods for children and a top two breakfast choice for adults in the United States (Circana, National Eating Trends®, 12 months ending June 2023). The category drives approximately 48 million purchase decisions every week across the United States and Canada as of July 1, 2023. According to data provided by Nielsen for the 52-week period ended July 1, 2023, cereal buying households in the United States purchased on average approximately 21 boxes of cereal a year.

Driving this category’s enduring popularity is the fact that it provides taste, nutrition, convenience, affordability and versatility for consumers. The cereal category also provides exciting opportunities for WK Kellogg Co to address ongoing changes in eating trends, such as digestive health and out-of-breakfast consumption occasions.

This large category is important to retailers given its size and frequency of purchase. In fact, for the 52-week period ended July 1, 2023, cereal is among the largest center-of-store categories at retail in the United States, according to Numerator. The category also serves as an important everyday offering for away-from-home channels such as schools, travel and lodging, and restaurants. In addition, we believe this category has remained relatively stable across the United States and Canada over the past decade, and it has held up well during economic downturns, as evidenced by its growth at an average rate of approximately 4% of retail sales in the U.S. and Canada, respectively, over the last three years.

We are the second largest seller of ready-to-eat cereal in the United States. Following supply disruptions caused by a fire and strike in the second half of 2021, our current category share has regained stable footing and our cereals represent 28% of the U.S. market, for the 52-week period ended July 1, 2023. We are the leading manufacturer in Canada, with a category share of 38% over the same period. According to data provided by Nielsen, for the year-to-date period ended June 30, 2023, we were the number one seller of ready-to-eat cereals in Puerto Rico with a 38% category share.

Our cereals have been household staples among North American families since 1906 and generated net retail sales of over $2.7 billion in the United States and approximately $300 million in Canada according to Nielsen, for the 52-week period ended July 1, 2023. Our brands, measured by household penetration, reach approximately 60% of U.S. households every year according to Nielsen data for the 52-week period ended July 1, 2023.

Given the importance of this category and our brands, as well as the length and depth of our experience and expertise, we have developed long-term and deep relationships with retailers. These relationships were evidenced by the speed with which we recovered category share after a fire and strike in the second half of 2021 severely disrupted our supply. We recovered 4 percentage points of lost share for the period from January 2022 to August 2022.

Proven Strength in Product and Marketing Innovation

We have a strong culture of innovation, both in terms of launching new or reformulated products, and in terms of marketing our products in effective and exciting ways.

We have a rich history of continuously innovating and renovating our product offerings. We have launched new flavors of existing brands and generally reduced sugar levels to respond to changing consumer tastes. One historical example is launching the first protein cereal with Special K in 1955. More recent acquisitions have bolstered our presence in natural cereals, including Kashi and Bear Naked, which we acquired in 2000 and 2007, respectively. Kashi is among one of the leading natural brands in the ready-to-eat cereal category’s wellness sub-category. With cereal consumption relating to snacking and other occasions outside breakfast now representing approximately 23% of cereal consumption in the United States (Circana, National Eating Trends®, 12 months ending June 2023), we also launched Jumbo Snax, a hand-held snacking cereal, in 2020.

With over a century of idea generation and category leadership, we believe we have a proven ability to build brands with authentic marketing campaigns that resonate with a broad consumer base. Brand investment has been a long-term tenet of our organization, ever since Mr. Kellogg made the bold choice to double Kellogg ParentCo’s advertising budget during the Great Depression. Kellogg ParentCo has strived to be at the vanguard of new media, from sponsoring a large-scale electric billboard in Times Square in 1912, to being an early adopter of commercials and sponsored programs on radio and television, to investing in digital and social media platforms today. We have also developed differentiated product marketing techniques, such as inserting prizes in our cereal boxes and turning our cereal boxes into a source of additional information and entertainment. We plan to continue this trajectory of marketing innovation going forward. As our business is largely concentrated in the traditional retail grocery trade and the U.S. retail environment continues to face further consolidation, we must continue to leverage our marketing expertise and product innovation to respond to our customers and provide high-service levels.

We have a long history of conveying and amplifying our brands and characters through social and environmental initiatives by connecting our brands to a number of important causes such as hunger and wellbeing. One example of connecting with our broader community in this way is the Mission Tiger program tied to our Frosted Flakes brand and Tony the Tiger. The purpose of Mission Tiger is to find inclusive, quality sports programs that schools can adopt, regardless of available funding. Since its inception in 2019, Mission Tiger has raised substantial funds for middle school sports programs. In our opinion, Mission Tiger has not only amplified our purpose-driven values, but also proved to be an effective marketing investment, with the brand experiencing significant retail growth since the program’s inception.

We have complemented our brand building efforts with commercial arrangements with other third-parties, including Microsoft and Mojang Studios. These licenses and partnerships amplify our brand messaging, help create excitement in stores, and broaden our consumer audience.

Strong Financial Profile with Attractive Cash Flow Generation

We believe our operating cash flow will allow us financial flexibility as a standalone company. We plan to utilize such flexibility to drive an investment philosophy that balances capital investments in areas such as supply chain optimization, cost-saving projects and new capabilities, with the ability to further increase shareholder value through a combination of debt reduction, return of capital to our shareholders in the form of dividends or share repurchases as well as potential acquisitions. Initially, in connection with the Spin-Off, we may increase our indebtedness to fund important capital projects. Thereafter, however, we plan to reduce indebtedness as a way to bolster financial flexibility for enhancing shareholder value. In addition, we also expect to enter into certain financing arrangements prior to or concurrently with the Spin-Off.

Talented and Passionate Management Team with Deep Industry Experience

Our strategy is driven by our talented management team that has substantial consumer packaged foods experience and a track record of operational success, brand management and acquisitions. Our management team is dedicated to upholding our culture with principles rooted in wellness, an appreciation for curiosity, diversity of thought, and a commitment to serving our communities, all upheld by the founding principles invoked by W.K. Kellogg.

Gary Pilnick is our Chief Executive Officer and a 23-year Kellogg ParentCo veteran whose inspiring leadership style, deep knowledge of the business and central role in defining Kellogg ParentCo’s successful strategy made him the natural choice to lead WK Kellogg Co. Leading Kellogg ParentCo’s corporate development function for the past two decades, Mr. Pilnick has played an instrumental role in Kellogg ParentCo’s most successful strategic initiatives, including the acquisition of Pringles, its expansion into Africa, and the development of Kellogg ParentCo’s strategy.

WK Kellogg Co’s leadership team has significant operating experience across marketing, innovation, sales, supply chain, business planning and finance. WK Kellogg Co’s management team will have over 120 years of experience collectively, with our chief growth officer and chief customer officer having notable experience within the cereal category, specifically.

The management team of seasoned leaders brings significant depth and breadth of experience and extensive knowledge to WK Kellogg Co, all of which will assist the business in continuing to build momentum and capitalize on its compelling long-term opportunities for investment and profit growth, driven by its portfolio of iconic, world-class brands.

In addition, along with our Board of Directors, this management team also has the experience and is well-positioned to deliver on the ESG goals set for the organization.

Our Strategies

Invest in Modernizing and Optimizing our Supply Chain for Improved Efficiency and Profitability

As a standalone company, WK Kellogg Co will have an increased ability to build a fit-for-purpose supply chain focused on cereal. Our independent focus on cereal will allow us to redeploy capital to optimize the business, including manufacturing, packaging, and distribution in a differentiated way relative to being a division within Kellogg ParentCo.

As an independent company, our operating and sales planning process will be more devoted to cereal and holistically will cover all channels across the United States, Canada and the Caribbean. While we will be subject to additional risks associated with operating as an independent, publicly traded company, as discussed herein, we believe this devoted focus will drive more agile decision-making and more accurate supply planning, leading to improved efficiencies and service levels.

We believe our category focus will allow us to align our manufacturing network to meet business needs, drive production to our most advantaged platforms, and expand platforms and facilities to optimize in-network conversion costs. We envision one area of investment will be the modernization of our manufacturing plants, including modernizing equipment and increasing digitization and automation. For instance, we have plans in place to increase automation in our packaging lines, driving both efficiency and flexibility to meet customer and consumer needs while enabling commercial value creation levers.

Additionally, we plan to refocus our network of distribution centers, including initiatives such as relocating facilities to align more closely with our manufacturing plants and increasing direct plant shipments to drive more efficient transportation. With warehouse space and labor now dedicated to WK Kellogg Co products, we also expect to generate more efficiency in our distribution network.

While we have been impacted by industry-wide and company-specific supply chain disruptions, we expect that our combined efforts will lead to reduced costs, improved margins and the minimization of working capital requirements, which will enable us to be nimbler and more responsive to consumer and customer needs.

Expand Consumer Base Through Brand Building, Innovation and Broadened Distribution

Leveraging our long history of innovative marketing and product launches, we plan to invest in brand building more effectively to adapt to changes in consumer behavior, taste profiles and brand resonance. By fully integrating all our sales and marketing across all channels and across the United States, Canada and the Caribbean in a more efficient manner, we expect to benefit from more agile decision making and synchronization of idea generation and execution across our North American region, leading to enhanced return on investment on marketing spend.

We believe we will be able to dedicate resources more effectively towards driving data-led insights that are more directly applicable to our standalone business. Our differentiated customer database gives us a considerable advantage in terms of understanding consumer behavior and gaining scale. As a result, we believe we will have a significant opportunity to expand our omnichannel presence and growth by better targeting and customizing messaging for specific consumer cohorts.

Additionally, we see a significant opportunity to increase net sales and household penetration by targeting out-of-breakfast cereal consumption, which we have already begun to address with our “Cereal for Dinner” advertising campaign and the launch of a snacking-oriented Jumbo Snax product line. We envision increased investment in food enhancements, packaging advancements and commercial improvements which will help our portfolio to address evolving consumer trends, such as snacking and out-of-breakfast occasions, with greater agility.

We also plan to more fully tap into our longstanding commitment to social and environmental purposes, which we believe will continue to drive a competitive advantage in connecting with our stakeholders, including our consumers. We believe social and environmental concerns are becoming increasingly relevant to our consumers, and we believe our strong brand recognition and history of investing in ESG initiatives will position us well to capitalize on this shift in consumer preferences.

Deepen our Retail Relationships and Leverage Strong Execution Capabilities to be the Cereal Provider of Choice

As the second largest player in the cereal category, we believe WK Kellogg Co is an important partner to our retail customers in a large and strategically important category. Following the Spin-Off, we will have a scaled sales force that we believe will be even more effective because of its singular category focus.

We strive to be an even more effective provider of choice for our retail partners, as we leverage our strong retail execution capabilities, endeavor to deliver best-in-class service, provide valuable analysis and consumer insights, and delight their consumers with brand building, innovation, and in-store merchandising. We also believe an optimized portfolio, more efficient supply planning and a streamlined manufacturing and logistics network will lead to a more efficient and responsive supply chain, further improving our ability to meet the needs of our customers.

As a standalone company, we will be devoted to analyzing the cereal category. Aided by first-party consumer data and advanced analytics capabilities, we will aim to provide our retail partners with deeper insights than other manufacturers in this category. These combined efforts will enhance our ability to drive revenue growth management, further improving our relationship with our retail partners and creating further value in the category.

We envision that our strong innovation pipeline and effective brand building will continue to drive consumer demand. We plan to amplify our exciting product offerings with innovative merchandising programs and strong in-store sales execution to drive traffic and purchases for our retail partners. As another point of differentiation, we plan to leverage our legacy and commitment to ESG. We will partner with retailers in this important pursuit through programs like our Childhood Wellbeing Promise, which aims to improve access to affordable, nourishing and sustainable foods for children and families across North America.

Expand Into Adjacent Categories and Engage in Attractive Acquisition Opportunities

Our priorities in the near term are to expand profit margins and grow organically in the cereal category, but we also will explore other value-enhancing opportunities. Over time, we see potential for growth through expansion beyond the cereal category which will allow us to further broaden our consumer base as we use this strategy to tap into new taste profiles and occasions. In the long run, we believe attractive acquisition opportunities may present themselves in complementary categories that will leverage and enhance our scale, brands, marketing expertise, distribution reach and relationships with key retailers. When pursuing acquisition opportunities, our business may be faced with additional risks as described in “Risk Factors—Risks Related to Our Business—When pursuing strategic acquisitions, alliances, divestitures or joint ventures or seeking organic growth opportunities, we may not be able to successfully consummate favorable transactions, integrate acquired businesses or achieve the anticipated benefits of organic growth investments.”

Create Value for Shareholders Through Improved Cash Flow Growth and Balanced Capital Allocation

We believe our near-term focus on increasing category share and optimizing supply chain will lead to balanced net sales and operating profit growth, while driving growth in operating cash flows. We envision that this cash flow will allow us to manage capital allocation priorities across investing in the business, returning cash to shareholders in the form of an attractive dividend and potential share repurchases, and executing potential acquisitions. We believe this balanced approach will enable us to deliver attractive long-term shareholder value.

Our Products

Our principal products are cereals that are split across taste, wellness and balance sub-categories, and serve a diverse set of occasions and demographics. These products are manufactured by us in the United States, Mexico and Canada and marketed in the United States, Canada and the Caribbean. They are sold to retailers through a mixture of a direct sales force, brokers, and distributors. The Kellogg leading taste brands used in connection with the Cereal Business include Frosted Flakes, Froot Loops, and Apple Jacks. The Kellogg wellness brands used in connection with the Cereal Business include Special K, Kashi, and Bear Naked. The Kellogg balance brands used in connection with the Cereal Business include Special K, Frosted Mini-Wheats, Raisin Bran, and Corn Flakes. Most of our products are also marketed under the “Kellogg’s” name.

Competition

We have experienced, and expect to continue to experience, intense competition for sales of all of our products. Our products compete with advertised and branded products of a similar nature as well as unadvertised and private label products, which are typically distributed at lower prices, and generally with other food products. Principal methods and factors of competition include new product introductions, product quality, taste, convenience, nutritional value, price, advertising and promotion. We believe we compete favorably with our competitors on the basis of these factors due to our diversified portfolio of beloved iconic brands and characters, our leading market position with significant scale in the North American cereal industry, our heritage of innovation and breakthrough marketing and our investment in our brands. Although we believe our competitive strengths will contribute to the growth and success of our company, our business is subject to risks including, among others, risks related to the incurrence of indebtedness in connection with the Spin-Off and risks related to operating as an independent, publicly traded company. See “Risk Factors” for a further description of these risks.

Supply Chain Challenges

We have experienced supply chain disruptions including economy-wide bottlenecks and shortages of materials, labor and freight that have led to increasing prices of raw materials and labor as well as limitations on shipping capacity. We have worked to offset these challenges through productivity and revenue growth management initiatives. Additionally, we were adversely impacted by a fire at one of our facilities in late July 2021, followed by an unrelated strike of approximately 1,400 employees at our four U.S. plants, which began in early October 2021 and ended in late December of the same year. Both of these events resulted in operational and financial impacts that extended into the first quarter of 2022.

Inflationary Pressures

Events such as the COVID-19 pandemic have resulted in certain impacts to the global economy, including market disruptions, supply chain challenges and inflationary pressures. Like the rest of the industry and economy, the Company beginning in 2021 experienced a sharp increase in input costs, ranging from ingredients and packaging, to energy, freight and labor. The increase in input costs has persisted through our fiscal year 2022 and into our fiscal year 2023. The Company mostly offset the dollar impact of this accelerated input-cost inflation through the execution of productivity initiatives and the implementation of revenue growth management actions to realize price. In addition to input-cost inflation, the industry and economy also experienced widespread bottlenecks and shortages of supply, creating substantial inefficiencies and incremental costs. For the Company, these inefficiencies and costs had a significant impact on profit margins in the first half of 2021. In the second half of 2021, the bottlenecks and shortages were supplanted by a significant Company-specific interruption in production, first because of a fire that temporarily shut down one of our U.S. plants, and then by a three-month labor strike in all four of our U.S. plants. The fire and strike combined to create the negative impacts of depleted inventory, lost net sales, lost fixed-cost absorption, and incremental costs during the second half of 2021 and into the first quarter of 2022, though partially offset by curbed commercial investment and reduced overhead.

Summary Risk Factors

We are subject to a number of risks, including risks related to the Spin-Off, including the Internal Reorganization and the Distribution and other related transactions. The following list of risk factors is not exhaustive. Please read “Risk Factors” carefully for a more thorough description of these and other risks.

•	Following the Spin-Off, we will be a smaller company than Kellogg ParentCo, and we will no longer operate as part of a globally diversified company.

•	A decline in demand for ready-to-eat cereals could adversely affect our financial performance.

•

Supply chain disruptions and increases in costs and/or shortages of raw materials, labor, fuels and utilities as a result of geopolitical, economic and market conditions could adversely impact our profitability.

•	We may not achieve our growth targets, including revenue and profit growth targets and cash targets, and we may not realize the benefits we expect from revenue growth management.

•	When pursuing strategic acquisitions, alliances, divestitures or joint ventures, we may not be able to successfully consummate favorable transactions or successfully integrate acquired businesses.

•

Pandemics, epidemics or disease outbreaks, such as the COVID-19 pandemic, may disrupt our business, including, among other things, our supply chain and production processes, each of which could materially affect our operations, liquidity, financial condition and results of operations.

•	Material disruptions at one of our facilities could have a material adverse effect on our business, operating results and financial condition.

•	We may not be able to attract, develop and retain the highly skilled people we need to support our business.

•

A shortage in the labor pool, failure to successfully negotiate collectively bargained agreements, or other general inflationary pressures or changes in applicable laws and regulations could increase labor cost, which could have a material adverse effect on our operating results or financial condition.

•	Our post-retirement benefit-related costs and funding requirements could increase as a result of volatility in the financial markets, changes in interest rates and actuarial assumptions.

•	Our inability to obtain sufficient capital would constrain our ability to grow our business and to increase our revenues.

•	Our results may be materially and adversely impacted as a result of increases in the price of raw materials.

•	Our results may be adversely affected by increases in transportation costs and reduced availability of or increases in the price of oil or other fuels.

•	We operate in the highly competitive food industry, including with respect to retail and shelf space.

•	The changing retail environment and the growing presence of alternative retail channels could negatively impact our sales and profits.

•	We face risks related to tax matters, including changes in tax rates, disagreements with taxing authorities and imposition of new taxes.

•	If our food products become adulterated, misbranded or mislabeled, we might need to recall those items and may experience product liability if consumers are injured or damaged as a result.

•

Evolving tax, advertising, environmental, licensing, labeling, trade, food quality and safety or other regulations or failure to comply with existing regulations and laws could have a material adverse effect on our financial condition.

•	Technology failures, cyber-attacks, privacy breaches or data breaches could disrupt our operations or reputation and negatively impact our business.

•	Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products and brands.

•	Certain of our rights to intellectual property used in our business, including certain brands, will be limited to those of a licensee under the Intellectual Property Agreements.

•	The Spin-Off may not be completed on the terms or timeline currently contemplated, if at all.

•

If the Contribution and the Distribution were to fail to qualify for non-recognition treatment for U.S. federal income tax purposes, or for tax-deferred treatment for Canadian federal and provincial income tax purposes, then Kellogg ParentCo, we, our Canadian subsidiaries (as applicable) and our shareholders could be subject to significant tax liability.

•	We intend to agree to numerous restrictions to preserve the non-recognition treatment of the Spin-Off, which may reduce our strategic and operating flexibility.

•	We may be unable to achieve the expected benefits from the Spin-Off.

•

We have no operating history as an independent, publicly traded company, and our historical and pro forma financial statements are not necessarily representative of the results we would have achieved as an independent, publicly traded company and may not be a reliable indicator of future results.

•

We expect to incur indebtedness in connection with the Spin-Off, and the degree to which we will be leveraged following completion of the Spin-Off may materially and adversely affect our business, financial condition and results of operations.

•	The obligations associated with being a public company will require significant resources and management attention.

•

If we fail to maintain effective internal controls, we may not be able to report our financial results accurately or timely or to prevent or detect fraud, which could have a material adverse effect on our business or the market price of our securities.

•

After the Spin-Off, certain of our directors and officers may have actual or potential conflicts of interest because of their Kellogg ParentCo equity ownership or their former Kellogg ParentCo positions.

Corporate Information

WK Kellogg Co was incorporated in Delaware on November 23, 2022. After the Spin-Off, our principal executive offices will be located at One Kellogg Square, Battle Creek, Michigan 49016. Our Web site address is www.wkkellogg.com, and it will be operational by the date of the Spin-Off. Information contained on, or connected to, our Web site or Kellogg ParentCo’s Web site does not and will not constitute part of this Information Statement or the Registration Statement on Form 10 (the “Registration Statement”) of which this Information Statement is a part. Upon our separation from Kellogg ParentCo, we expect to trade under the symbol “KLG” on the NYSE.

The Spin-Off

Overview

On June 21, 2022, Kellogg ParentCo announced a plan to separate the Cereal Business via a tax-free Spin-Off, resulting in the creation of a new independent public company: WK Kellogg Co. To effect the Spin-Off, Kellogg ParentCo will first undertake the Internal Reorganization described under “Certain Relationships and Related Party Transactions—Agreements with Kellogg ParentCo—Separation and Distribution Agreement.” Following the Internal Reorganization, WK Kellogg Co, a wholly owned subsidiary of Kellogg ParentCo, will hold the Cereal Business and Kellogg ParentCo (other than WK Kellogg Co) will hold the Kellogg ParentCo Business. Kellogg ParentCo will then effect the Distribution by distributing all of WK Kellogg Co’s common stock to Kellogg ParentCo’s shareholders, and WK Kellogg Co will become an independent, publicly traded company.

Before the Spin-Off, we intend to enter into a Separation and Distribution Agreement (as described under “Certain Relationships and Related Party Transactions—Agreements with Kellogg ParentCo—Separation and Distribution Agreement”) and several other ancillary agreements with Kellogg ParentCo related to the Spin-Off. These agreements will govern the relationship between Kellogg ParentCo and WK Kellogg Co up to and after completion of the Spin-Off and allocate various assets, liabilities and obligations, including with respect to employee benefits, intellectual property and taxes between Kellogg ParentCo and WK Kellogg Co. See “Certain Relationships and Related Party Transactions—Agreements with Kellogg ParentCo” for more detail.

The Spin-Off described in this Information Statement is subject to the satisfaction or waiver of a number of conditions. In addition, Kellogg ParentCo has the right not to complete the Spin-Off if, at any time, Kellogg ParentCo’s board of directors, or the “Kellogg ParentCo Board,” determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Kellogg ParentCo or its shareholders or is otherwise not advisable. See “The Spin-Off—Conditions to the Spin-Off” for more detail.

Questions and Answers about the Spin-Off

The following provides only a summary of the terms of the Spin-Off. You should read the section entitled “The Spin-Off” in this Information Statement for a more detailed description of the matters described below.

Q:	What is the Spin-Off?

A:

The Spin-Off is the method by which WK Kellogg Co will separate from Kellogg ParentCo. In this tax-free Spin-Off, Kellogg ParentCo will distribute to its shareholders all of the shares of our common stock. Following the Spin-Off, we will be a separate company from Kellogg ParentCo, and Kellogg ParentCo will not retain any ownership interest in us.

Q:	What are the reasons for the Spin-Off?

A:	The Kellogg ParentCo Board believes that separating WK Kellogg Co into a separate, independent public company will better position Kellogg ParentCo and WK Kellogg Co to:

•	focus on their distinct strategic priorities, with financial targets that best fit their own markets and opportunities;

•	execute with increased agility and operational flexibility, enabling more focused allocation of capital and resources in a manner consistent with those strategic priorities;

•	realize improved outlooks for profitable growth; and

•	shape distinctive corporate cultures, rooted in Kellogg ParentCo’s strong values, with rewarding career paths for employees of each company.

Q:	Why is the separation of WK Kellogg Co structured as a spin-off?

A:	Kellogg ParentCo believes that a distribution of our shares of common stock is the most efficient way to separate our business from Kellogg ParentCo in a manner that will achieve the above objectives.

Q:	Will the number of Kellogg ParentCo shares I own change as a result of the Distribution?

A:	No, the number of shares of Kellogg ParentCo common stock you own will not change as a result of the Distribution.

Q:	What will I receive in the Spin-Off?

A:

As a holder of Kellogg ParentCo common stock, you will receive one share of our common stock for every four shares of Kellogg ParentCo common stock you hold on the Record Date (as defined below). The distribution agent will distribute only whole shares of our common stock in the Spin-Off. See “—How will fractional shares be treated in the Distribution?” for more information on the treatment of the fractional shares you are entitled to receive in the Distribution. The number of shares of Kellogg ParentCo common stock you own will not change as a result of the Spin-Off. For a more detailed description, see “The Spin-Off.”

Q:	What is being distributed in the Spin-Off?

A:

Kellogg ParentCo will distribute approximately 85,595,123 shares of our common stock in the Spin-Off, based on the approximately 342,380,495 shares of Kellogg ParentCo common stock outstanding as of August 1, 2023. The actual number of shares of our common stock that Kellogg ParentCo will distribute will depend on the number of shares of Kellogg ParentCo common stock outstanding on the Record Date (as defined below). The shares of our common stock that Kellogg ParentCo distributes will constitute all of the issued and outstanding shares of our common stock immediately prior to the Distribution. For more information on the shares being distributed in the Spin-Off, see “Description of Our Capital Stock—Common Stock.”

Q:	What is the record date for the Distribution?

A:	Kellogg ParentCo will determine record ownership as of the close of business on , 2023, which we refer to as the “Record Date.”

Q:	When will the Distribution occur?

A:

Kellogg ParentCo currently anticipates completing the distribution at 12:01 a.m., New York City time, on                 , 2023, which we refer to as the “Distribution Date.” On or shortly after the Distribution Date, the whole shares of our common stock will be credited in book-entry accounts for shareholders entitled to receive the shares in the Distribution. We expect the distribution agent, acting on behalf of Kellogg ParentCo, to take about one week after the Distribution Date to fully distribute to Kellogg ParentCo shareholders any cash in lieu of the fractional shares they are entitled to receive. See “—How will Kellogg ParentCo distribute shares of our common stock?” for more information on how to access your book-entry account or your bank, brokerage or other account holding the WK Kellogg Co common stock you receive in the Distribution.

Q:	What do I have to do to participate in the Distribution?

A:

You are not required to take any action, but we urge you to read this document carefully. Shareholders of Kellogg ParentCo common stock on the Record Date will not need to pay any cash or deliver any other consideration, including any shares of Kellogg ParentCo common stock, in order to receive shares of our common stock in the Distribution.

Q:	Is shareholder approval required for the Spin-Off?

A:

No. Kellogg ParentCo is incorporated in Delaware. Delaware law does not require a shareholder vote to approve the Spin-Off because the Spin-Off does not constitute a sale, lease or exchange of all or substantially all of the assets of Kellogg ParentCo.

Q:	If I sell my shares of Kellogg ParentCo common stock on or before the Distribution Date, will I still be entitled to receive shares of WK Kellogg Co common stock in the Distribution?

A:

If you hold shares of Kellogg ParentCo common stock on the Record Date and decide to sell them on or before the Distribution Date, you may choose to sell your Kellogg ParentCo common stock with or without your entitlement to our common stock. You should discuss these alternatives with your bank, broker or other nominee. See “The Spin-Off—Trading Prior to the Distribution Date” for more information.

Q:	How will Kellogg ParentCo distribute shares of our common stock?

A:

Registered shareholders: If you are a registered shareholder (meaning you hold physical Kellogg ParentCo stock certificates or you own your shares of Kellogg ParentCo common stock directly through an account with Kellogg ParentCo’s transfer agent, Broadridge Corporate Issuer Solutions, Inc. (“Broadridge”)), then the distribution agent will credit the whole shares of our common stock you receive in the Distribution to your Broadridge book-entry account on or shortly after the Distribution Date. Approximately one week after the Distribution Date, the distribution agent will mail you a book-entry account statement that reflects the number of whole shares of our common stock you will own, along with a check for any cash in lieu of fractional shares you are entitled to receive. You will be able to access information regarding your book-entry account holdings of the WK Kellogg Co shares once you receive your welcome letter and account statement. You will then be able to set up access online at www.shareholder.broadridge.com.

“Street name” or beneficial shareholders: If you own your shares of Kellogg ParentCo common stock beneficially through a bank, broker or other nominee, your bank, broker or other nominee will credit your account with the whole shares of our common stock you receive in the Distribution on or shortly after the Distribution Date. Please contact your bank, broker or other nominee for further information about your account.

We will not issue any physical stock certificates of our common stock to any shareholders, even if requested. See “The Spin-Off—When and How You Will Receive WK Kellogg Co Shares” for a more detailed explanation.

Q:	How will fractional shares be treated in the Distribution?

A:

The distribution agent will not distribute any fractional shares of our common stock in connection with the Spin-Off. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices on behalf of Kellogg ParentCo shareholders entitled to receive a fractional share. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to these holders (net of any required withholding for taxes applicable to each holder). We anticipate that the distribution agent will make these sales in the “when-issued” market, and when-issued trades will generally settle within two trading days following the Distribution Date. See “—How will WK Kellogg Co common stock trade?” for additional information regarding when-issued trading and “The Spin-Off—Treatment of Fractional Shares” for a more detailed explanation of the treatment of fractional shares.

Q:	What are the U.S. federal income tax consequences of the Distribution to me?

A:

The Distribution is conditioned on the continued validity of the private letter ruling that Kellogg ParentCo received from the U.S. Internal Revenue Service, or the “IRS,” and the receipt and continued validity of an opinion of tax counsel, each to the effect that, subject to the accuracy of and compliance with certain representations, assumptions and covenants: the Contribution and Distribution will qualify for non-recognition of gain or loss to Kellogg ParentCo and Kellogg ParentCo’s shareholders pursuant to Section 355 and Section 368 of the Code, except to the extent of cash received in lieu of fractional shares.

As described more fully in “Material U.S. Federal Income Tax Consequences of the Spin-Off,” a U.S. holder (as defined in that section) generally will not recognize any gain or loss, and will not include any amount in income, for U.S. federal income tax purposes, upon receiving our common stock in the Distribution, except for any gain or loss recognized with respect to cash the shareholder receives in lieu of fractional shares. In addition, each U.S. holder’s aggregate basis in its Kellogg ParentCo common stock and our common stock received in the Distribution, including any fractional shares to which the U.S. holder is entitled, will equal the aggregate basis the U.S. holder had in its Kellogg ParentCo common stock immediately prior to the Distribution, allocated in proportion to Kellogg ParentCo’s and our common stock’s fair market value at the time of the Distribution. See “Material U.S. Federal Income Tax Consequences of the Spin-Off” for information regarding the determination of fair market value for purposes of allocating basis.

Tax matters are complicated. The tax consequences to you of the Distribution depend on your individual situation. You should consult your own tax advisor regarding those consequences, including the applicability and effect of any U.S. federal, state and local, as well as foreign, tax laws and of changes in applicable tax laws, which may result in the Distribution being taxable to you. See “Risk Factors—Other Risks Related to the Spin-Off—If the Contribution and the Distribution were to fail to qualify for non-recognition treatment for U.S. federal income tax purposes, then Kellogg ParentCo, we and our shareholders could be subject to significant tax liability,” “Risk Factors—Other Risks Related to the Spin-Off—We could have an indemnification obligation to Kellogg ParentCo if the transactions we undertake in the Spin-Off do not qualify for non-recognition treatment, which could materially adversely affect our financial condition” and “Material U.S. Federal Income Tax Consequences of the Spin-Off.”

Q:	Does WK Kellogg Co intend to pay cash dividends?

A:

Following the Spin-Off, we expect to pay cash dividends, although the timing, declaration, amount and payment of any future dividends to shareholders will fall within the discretion of our board of directors, which we refer to as our “Board.” See “Risk Factors—Risks Related to Our Common Stock—We cannot assure shareholders that our Board will declare dividends in the future” and “Dividend Policy” for more information.

Q:	Will WK Kellogg Co incur any debt prior to or at the time of the Distribution?

A:

Yes. WK Kellogg Co intends to enter into certain financing arrangements prior to or concurrently with the Spin-Off. See “Description of Material Indebtedness” and “Risk Factors—Other Risks Related to the Spin-Off.”

Q:	How will WK Kellogg Co common stock trade?

A:	Currently, there is no public market for our common stock. We intend to list our common stock on the NYSE under the symbol “KLG.”

We anticipate that trading in our common stock will begin on a “when-issued” basis shortly before the Distribution Date and will continue up to the Distribution Date. When-issued trading in the context of a spin-off refers to a sale or purchase made conditionally on or before the Distribution Date because the securities of the spun-off entity have not yet been distributed. When-issued trades generally settle within two trading days after the Distribution Date. On the Distribution Date, any when-issued trading of our common stock will end and “regular-way” trading will begin. Regular-way trading refers to trading after the security has been distributed. See “The Spin-Off—Trading Prior to the Distribution Date” for more information. We cannot predict the trading prices for our common stock before, on or after the Distribution Date.

Q:	Will the Spin-Off affect the trading price of my Kellogg ParentCo common stock?

A:

The trading price of shares of Kellogg ParentCo common stock immediately following the Distribution may be lower than immediately prior to the Distribution as a result of the trading price no longer reflecting the value of the Cereal Business. Furthermore, until the market has fully analyzed the value of Kellogg ParentCo without the Cereal Business, the trading price of shares of Kellogg ParentCo common stock may fluctuate. There can be no assurance that, following the Distribution, the combined trading prices of Kellogg ParentCo common stock and WK Kellogg Co common stock will equal or exceed what the trading price of Kellogg ParentCo common stock would have been in the absence of the Spin-Off.

It is possible that after the Spin-Off, the combined equity value of Kellogg ParentCo and WK Kellogg Co will be less than Kellogg ParentCo’s equity value before the Spin-Off.

Q:	Will my shares of Kellogg ParentCo common stock continue to trade following the Distribution?

A:	Yes. Kellogg ParentCo’s common stock will continue to trade on the NYSE under the symbol “K.”

Q:	Do I have appraisal rights in connection with the Spin-Off?

A:	No. Holders of Kellogg ParentCo common stock are not entitled to appraisal rights in connection with the Spin-Off.

Q:	Who is the transfer agent and registrar for WK Kellogg Co common stock?

A:	Following the Spin-Off, Broadridge will serve as the transfer agent and registrar for our common stock.

•	Broadridge currently serves and will continue to serve as Kellogg ParentCo’s transfer agent and registrar.

•	Broadridge will serve as the distribution agent in the Distribution and will assist Kellogg ParentCo in the distribution of our common stock to Kellogg ParentCo’s shareholders.

Q:	Are there risks associated with owning shares of WK Kellogg Co common stock?

A:

Yes. Our business faces both general and specific risks and uncertainties. Our business also faces risks relating to the Spin-Off. Following the Spin-Off, we will also face risks associated with being an independent, publicly traded company. Accordingly, you should read carefully the information set forth in the section entitled “Risk Factors” in this Information Statement.

Q:	Where can I get more information?

A:	If you have any questions relating to the mechanics of the Distribution, you should contact the distribution agent at:

Phone: (877) 830-4936

Email: shareholder@broadridge.com

Before the Spin-Off, if you have any questions relating to the Spin-Off, you should contact Kellogg ParentCo at:

Investor Relations

Kellogg Company

One Kellogg Square

Battle Creek, Michigan 49016

Phone: (269) 961-2800

Email: investor.relations@kellogg.com

After the Spin-Off, if you have any questions relating to WK Kellogg Co, you should contact us at:

Investor Relations

WK Kellogg Co

One Kellogg Square

Battle Creek, Michigan 49016

Phone: (269) 401-3000

Email: investorrelations@wkkellogg.com

After the Spin-Off, if you have any questions relating to Kellogg ParentCo, you should contact them at:

Investor Relations

Kellogg Company

One Kellogg Square

Battle Creek, Michigan 49016

Phone: (269) 961-2800

Email: investor.relations@kellogg.com

Summary of the Spin-Off

Distributing Company	Kellogg ParentCo, a Delaware corporation that holds all of our common stock issued and outstanding prior to the Distribution. After the Distribution, Kellogg ParentCo will not own any shares of our common stock.

Distributed Company	WK Kellogg Co, a Delaware corporation and a wholly owned subsidiary of Kellogg ParentCo. At the time of the Distribution, we will hold, directly or through our subsidiaries, the assets and liabilities of the Cereal Business. See “Certain Relationships and Related Party Transactions—Agreements with Kellogg ParentCo” for more detail. After the Spin-Off, we will be an independent, publicly traded company.

Distributed Securities	All of the shares of our common stock owned by Kellogg ParentCo, which will be 100% of our common stock issued and outstanding immediately prior to the Distribution. Based on the approximately 342,380,495 shares of Kellogg ParentCo common stock outstanding on August 1, 2023, and applying the distribution ratio of one share of WK Kellogg Co common stock for every four shares of Kellogg ParentCo common stock, approximately 85,595,123 shares of WK Kellogg Co common stock will be distributed.

Record Date	The Record Date is the close of business on , 2023.

Distribution Date	Kellogg ParentCo currently anticipates completing the distribution at 12:01 a.m., New York City time, on , 2023.

Internal Reorganization	Kellogg ParentCo currently, directly or through its wholly owned subsidiaries, holds both the Cereal Business and the Kellogg ParentCo Business. In connection with the Spin-Off, Kellogg ParentCo will undertake the Internal Reorganization, following which we will hold the Cereal Business and Kellogg ParentCo (other than WK Kellogg Co) will hold the Kellogg ParentCo Business. See “Certain Relationships and Related Party Transactions—Agreements with Kellogg ParentCo—Separation and Distribution Agreement” for a description of the Internal Reorganization.

Distribution Ratio	Each holder of Kellogg ParentCo common stock will receive one share of our common stock for every four shares of Kellogg ParentCo common stock it holds on the Record Date. The distribution agent will distribute only whole shares of our common stock in the Spin-Off. See “The Spin-Off—Treatment of Fractional Shares” for more detail. Please note that if you sell your shares of Kellogg ParentCo common stock on or before the Distribution Date, the buyer of those shares may in some circumstances be entitled to receive the shares of our common stock issuable in respect of the Kellogg ParentCo shares that you sold. See “The Spin-Off—Trading Prior to the Distribution Date” for more detail.

The Distribution	On the Distribution Date, Kellogg ParentCo will release the shares of our common stock to the distribution agent to distribute to Kellogg ParentCo shareholders. The distribution agent will distribute our shares in book-entry form. We will not issue any physical stock certificates. The distribution agent, or your bank, broker or other nominee, will credit your shares of our common stock to your book-entry account, or your bank, brokerage or other account, on or shortly after the Distribution Date. You will not be required to make any payment, surrender or exchange your shares of Kellogg ParentCo common stock or take any other action to receive your shares of our common stock.

Fractional Shares	The distribution agent will not distribute any fractional shares of our common stock to Kellogg ParentCo shareholders. Instead, the distribution agent will first aggregate fractional shares into whole shares, then sell the whole shares in the open market at prevailing market prices on behalf of Kellogg ParentCo shareholders entitled to receive a fractional share, and finally distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to these holders (net of any required withholding for taxes applicable to each holder). If you receive cash in lieu of fractional shares, you will not be entitled to any interest on the payments. Your receipt of cash in lieu of fractional shares generally will, for U.S. federal income tax purposes, be taxable as described under “Material U.S. Federal Income Tax Consequences of the Spin-Off—Treatment of Fractional Shares.”

Conditions to the Spin-Off	The Spin-Off is subject to the satisfaction or waiver of the following conditions, as well as other conditions described in this Information Statement in “The Separation and Distribution—Conditions to the Distribution”:

•	the final approval of the Distribution by the Kellogg ParentCo Board, which approval may be given or withheld in the absolute and sole discretion of the Kellogg ParentCo Board;

•

the U.S. Securities and Exchange Commission, or the “SEC,” will have declared our Registration Statement, of which this Information Statement is a part, effective under the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” no stop order suspending the effectiveness of the Registration Statement will be in effect, no proceedings for that purpose will be pending before or threatened by the SEC and notice of Internet availability of this Information Statement or this Information Statement will have been mailed to Kellogg ParentCo’s shareholders;

•	the NYSE or another national securities exchange approved by the Kellogg ParentCo Board will have accepted our common stock for listing, subject to official notice of distribution;

•	the Internal Reorganization will have been completed as contemplated by the Separation and Distribution Agreement;

•	the debt financing to be obtained in connection with the Spin-Off shall have been obtained;

•

Kellogg ParentCo received a private letter ruling from the IRS, in form and substance satisfactory to the Kellogg ParentCo Board in its sole and absolute discretion, to the effect that, subject to the accuracy of and compliance with certain representations, assumptions and covenants, the Contribution and Distribution will qualify for non-recognition of gain or loss to Kellogg ParentCo and Kellogg ParentCo’s shareholders pursuant to Sections 368 and 355 of the Code, except to the extent of cash received in lieu of fractional shares, and that private letter ruling will remain in effect as of the Distribution Date;

•

Kellogg ParentCo will have received an opinion from its tax counsel, in form and substance satisfactory to the Kellogg ParentCo Board in its sole and absolute discretion, that, subject to the accuracy of and compliance with certain representations, assumptions and covenants, the Contribution and the Distribution will qualify for non-recognition of gain or loss to Kellogg ParentCo and Kellogg ParentCo’s shareholders pursuant to Sections 368 and 355 of the Code, except to the extent of cash received in lieu of fractional shares;

•

Kellogg ParentCo will have obtained one or more opinions from an independent nationally recognized valuation advisory firm, in form and substance satisfactory to the Kellogg ParentCo Board in its sole and absolute discretion, to the effect that (i) following the Distribution, Kellogg ParentCo, on the one hand, and WK Kellogg Co, on the other hand, will be solvent and adequately capitalized, (ii) Kellogg ParentCo has adequate surplus to declare the dividend to record holders and (iii) WK Kellogg Co has adequate surplus to declare the cash dividend to Kellogg ParentCo as part of the Internal Reorganization;

•

all actions or filings necessary or appropriate under applicable U.S. federal, state or other securities or blue sky laws and the rules and regulations thereunder will have been taken and, where applicable, will have become effective or been accepted by the applicable governmental entity;

•	each of the ancillary agreements contemplated by the Separation and Distribution Agreement will have been executed;

•

no order, injunction or decree that would prevent the consummation of all or any portion of the Distribution will be threatened, pending or issued (and still in effect) by any governmental entity of competent jurisdiction, no other legal restraint or prohibition preventing the consummation of all or any portion of the Distribution will be in effect, and no other event will have occurred or failed to occur that prevents the consummation of all or any portion of the Distribution; and

•

no other events or developments will exist or will have occurred that, in the judgment of the Kellogg ParentCo Board, in its sole and absolute discretion, makes it inadvisable to effect the Internal Reorganization, the Distribution or the transactions contemplated by the Separation and Distribution Agreement or any ancillary agreement contemplated thereby.

The fulfillment of the above conditions will not create any obligation on Kellogg ParentCo’s part to effect the Spin-Off. We are not aware of any material federal, foreign or state regulatory requirements with which we must comply, other than SEC rules and regulations, or any material approvals that we must obtain, other than the NYSE’s approval for listing of our common stock and the SEC’s declaration of the effectiveness of the Registration Statement, in connection with the Distribution. Kellogg ParentCo has the right not to complete the Spin-Off if, at any time, the Kellogg ParentCo Board determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Kellogg ParentCo or its shareholders or is otherwise not advisable.

Trading Market and Symbol	We intend to list our common stock on the NYSE under the symbol “KLG.” We anticipate that, shortly before the Distribution Date, trading of shares of our common stock will begin on a “when-issued” basis and will continue up to the Distribution Date, and we expect that “regular-way” trading of our common stock will begin on the Distribution Date. We also anticipate that, shortly before the Distribution Date, there will be two markets in Kellogg ParentCo common stock: (i) a “regular-way” market on which shares of Kellogg ParentCo common stock will trade with an entitlement for the purchaser of Kellogg ParentCo common stock to shares of our common stock to be distributed in the Distribution, and (ii) an “ex-distribution” market on which shares of Kellogg ParentCo common stock will trade without an entitlement for the purchaser of Kellogg ParentCo common stock to shares of our common stock to be distributed in the Distribution. See “The Spin-Off—Trading Prior to the Distribution Date.”

U.S. Federal Income Tax Consequences of the Spin-Off	The Distribution is conditioned on the continued validity of the private letter ruling from the IRS, which Kellogg ParentCo received, and the receipt and continued validity of an opinion of tax counsel, as described above under “The Spin-Off—Conditions to the Spin-Off.” As described more fully in “Material U.S. Federal Income Tax Consequences of the Spin-Off,” a U.S. holder (as defined in that section) generally will not recognize any gain or loss, and will not include any amount in income, for U.S. federal income tax purposes, upon receiving our common stock in the Distribution, except for any gain or loss recognized with respect to cash the shareholder receives in lieu of fractional shares.

Notwithstanding the receipt of the private letter ruling and the opinion of tax counsel, the IRS could determine that the Contribution and the Distribution should be treated as one or more taxable transactions if it determines that any of the representations, assumptions or covenants on which the private letter ruling is based are untrue or have been violated or if it disagrees with the tax opinion regarding matters not covered by the private letter ruling. See “Risk Factors—Other Risks Related to the Spin-Off—If the Contribution and the Distribution were to fail to qualify for non-recognition treatment for U.S. federal income tax purposes, then Kellogg ParentCo, we and our shareholders could be subject to significant tax liability” and “Risk Factors—Other Risks Related to the Spin-Off—We could have an indemnification obligation to Kellogg ParentCo if the transactions we undertake in the Spin-Off do not qualify for non-recognition treatment, which could materially adversely affect our financial condition.”

Tax matters are complicated. The tax consequences to you of the Distribution depend on your individual situation. You should consult your own tax advisor as to the specific tax consequences of the Distribution to you, including the effect of any U.S. federal, state, local or foreign tax laws and of changes in applicable tax laws. See “Material U.S. Federal Income Tax Consequences of the Spin-Off.”

Relationship with Kellogg ParentCo after the Spin-Off	We intend to enter into several agreements with Kellogg ParentCo related to the Internal Reorganization and Distribution, which will govern the relationship between Kellogg ParentCo and us up to and after completion of the Spin-Off and allocate between Kellogg ParentCo and us various assets, liabilities, rights and obligations. These agreements include:

•

a Separation and Distribution Agreement that will provide for the allocation of assets and liabilities between us and Kellogg ParentCo, set forth our agreements with Kellogg ParentCo regarding the principal actions to be taken in connection with the Spin-Off and other agreements that govern aspects of our relationship with Kellogg ParentCo following the Spin-Off;

•

a Transition Services Agreement (as described under “Certain Relationships and Related Party Transactions—Agreements with Kellogg ParentCo—Transition Services Agreement”), pursuant to which Kellogg ParentCo will provide us specified services on a transitional basis to help ensure an orderly transition following the Spin-Off and we will provide certain limited services to Kellogg ParentCo;

•

a Supply Agreement (as defined in “Certain Relationships and Related Party Transactions—Agreements with Kellogg ParentCo— Supply Agreement”) that will provide for manufacturing and supply arrangements;

•	an Employee Matters Agreement (as defined in “Certain Relationships and Related Party Transactions—Agreements with Kellogg ParentCo—Employee Matters Agreement”) that will address employee matters;

•

a Tax Matters Agreement (as defined in “Certain Relationships and Related Party Transactions—Agreements with Kellogg ParentCo—Tax Matters Agreement”) that will allocate responsibility for taxes incurred before and after the Spin-Off and include indemnification rights with respect to tax matters and restrictions to preserve the tax-free status of the Spin-Off;

•	one or more leases or subleases of real property owned or leased by us or Kellogg ParentCo or WK Kellogg Co; and

•

one or more Intellectual Property Agreements (as defined in “Certain Relationships and Related Party Transactions—Agreements with Kellogg ParentCo—Intellectual Property Agreements”) that will provide for ownership, use and selling rights to facilitate Kellogg ParentCo’s and our ongoing use of intellectual property.

We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements with Kellogg ParentCo,” and describe some of the risks of these arrangements under “Risk Factors—Other Risks Related to the Spin-Off.”

Dividend Policy	Following the Spin-Off, we expect to pay cash dividends, although the timing, declaration, amount and payment of any future dividends to shareholders will fall within the discretion of our Board. See “Risk Factors—Risks Related to Our Common Stock—We cannot assure shareholders that our Board will declare dividends in the future” and “Dividend Policy.”

Transfer Agent	Broadridge will serve as transfer agent for our common stock.

Risk Factors	Our business faces both general and specific risks and uncertainties. Our business also faces risks relating to the Spin-Off. Following the Spin-Off, we will also face risks associated with being an independent, publicly traded company. Accordingly, you should read carefully the information set forth under “Risk Factors.”

Summary Historical Financial Data

The following summary historical financial data reflects the combined operations of WK Kellogg Co. WK Kellogg Co’s combined financial statements are based on a 52 or 53 week fiscal year ending on the Saturday closest to December 31. Unless the context otherwise requires, references to years, year-to-date periods and quarters contained in this Information Statement pertain to WK Kellogg Co’s fiscal years, year-to-date periods and fiscal quarters. We derived our combined operating and cash flow data for our 2022, 2021 and 2020 fiscal years and our combined balance sheet data as of December 31, 2022 and January 1, 2022, as set forth below, from the audited combined financial statements of WK Kellogg Co included elsewhere in this Information Statement. We derived our combined operating and cash flow data for the year-to-date periods ended July 1, 2023 and July 2, 2022, and our combined balance sheet data as of July 1, 2023, from our unaudited combined financial statements, which are included elsewhere in this Information Statement. Our combined financial statements for all periods presented were prepared based on underlying financial records, which were derived from the financial records of Kellogg ParentCo. All amounts are in millions unless otherwise indicated.

You should read the following summary historical financial data together with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited and unaudited combined financial statements and accompanying notes included elsewhere in this Information Statement. WK Kellogg Co’s historical results do not necessarily indicate the results expected for any future period.

	Year-to-Date Period Ended
	July 1, 2023	July 2, 2022
	(in millions)
Operating Trends:
Net sales	$1,420	$1,313
Gross margin (a)	26.2%	22.2%
Depreciation	$32	$34
Net income	$53	$104
Capital Structure Trends (at period end):
Total current assets	$593
Property, net	$651
Total assets	$1,371
Cash Flow Trends:
Net cash provided by operating activities	$140	$44
Net cash (used in) investing activities	$(56)	$(27)
Net cash (used in) financing activities	$(82)	$(17)

(a)	Gross Margin as a percentage of net sales. Gross margin is equal to net sales less cost of goods sold.

	Fiscal Year Ended
	December 31, 2022	January 1, 2022	January 2, 2021
	(in millions)
Operating Trends:
Net sales	$2,695	$2,460	$2,867
Gross margin (a)	23.4%	23.4%	29.1%
Depreciation	$68	$68	$69
Net (loss) income	$(25)	$162	$182
Capital Structure Trends (at period end):
Total current assets	$670	$501
Property, net	$645	$619
Total assets	$1,436	$1,244
Cash Flow Trends:
Net cash provided by operating activities	$53	$7	$303
Net cash (used in) investing activities	$(71)	$(75)	$(87)
Net cash provided by (used in) financing activities	$18	$68	$(216)

(a)	Gross Margin as a percentage of net sales. Gross margin is equal to net sales less cost of goods sold.

Summary Unaudited Pro Forma Financial Data

The following summary unaudited pro forma combined financial data consists of unaudited pro forma combined statements of operations data for the year-to-date period ended July 1, 2023 and year ended December 31, 2022, and an unaudited pro forma combined balance sheet data as of July 1, 2023. The unaudited pro forma combined financial data reflects certain known impacts as a result of our separation from Kellogg ParentCo.

The unaudited pro forma combined financial data presented below have been derived from our historical unaudited combined financial statements for the year-to-date period ended July 1, 2023 and our historical audited combined financial statements for the year ended December 31, 2022 included elsewhere in this Information Statement. The unaudited pro forma combined statement of operations data for the year-to-date period ended July 1, 2023 and the year ended December 31, 2022 assumes that the Spin-Off described below occurred on January 2, 2022. The unaudited pro forma combined balance sheet data as of July 1, 2023 assumes that the Spin-Off described below occurred on that date.

The unaudited pro forma combined financial statements included elsewhere in this Information Statement have been prepared in accordance with Article 11 of Regulation S-X to include transaction accounting and autonomous entity adjustments to reflect the financial condition and results of operations of WK Kellogg Co as if it were a separate stand-alone entity. While our historical combined financial statements reflect the historical financial results of the Cereal Business, the unaudited pro forma combined financial statements give effect to the Spin-Off. Specifically, the unaudited pro forma combined financial statements give effect to the following:

•	the separation of assets and liabilities related to the Cereal Business and the transfer of those assets and liabilities to WK Kellogg Co;

•	the distribution of 100% of our issued and outstanding common stock by Kellogg ParentCo in connection with the Distribution;

•	the effect of post-separation capital structure, including debt issuance and cash transactions;

•

the impact of, and transactions contemplated by, the Separation and Distribution Agreement, the Employee Matters Agreement, the Supply Agreement, the Intellectual Property Agreements and the Tax Matters Agreement between us and Kellogg ParentCo and the provisions contained therein; and

•	the impact of the aforementioned adjustments on our income tax expense using statutory tax rates.

The unaudited pro forma combined financial statements are for illustrative and informational purposes only. The pro forma adjustments are based on available information and assumptions we believe are reasonable; however, such adjustments are subject to change.

The summary unaudited pro forma combined financial data presented below should be read in conjunction with “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Capitalization” and the historical combined financial statements and corresponding notes thereto included elsewhere in this Information Statement.

	Year-to-Date Period Ended July 1, 2023	Year Ended December 31, 2022
	(unaudited, in millions)
Pro Forma Combined Statement of Operations Data
Net sales	$1,403	$2,665
Cost of goods sold	$1,026	$2,032
Other income (expense), net	$15	$(113)
Income (loss) before income taxes	$55	$(76)
Net income (loss)	$42	$(63)

July 1, 2023
Pro Forma Combined Balance Sheet Data (at period end)
Total current assets	$676
Property, net	$722
Total assets	$1,766
Total equity	$385

RISK FACTORS

You should carefully consider all of the information in this Information Statement and each of the risks described below, which we believe are the principal risks that we face. Some of the risks relate to our business, others to the Spin-Off. Some risks relate principally to the securities markets and ownership of our common stock. Any of the following risks could materially and adversely affect our business, financial condition and results of operations and the actual outcome of matters as to which forward-looking statements are made in this Information Statement. While we believe we have identified and discussed below the material risks affecting our business, there may be additional risks and uncertainties that we do not presently know or that we do not currently believe to be material that may adversely affect our business, financial condition and results of operations in the future.

Risks Related to Our Business

Following the Spin-Off, we will be a smaller company than Kellogg ParentCo, and we will no longer operate as part of a globally diversified company.

Following the Spin-Off, we expect to have a significantly smaller employee base than that of Kellogg ParentCo. A smaller employee base inherently causes some loss of institutional knowledge, which could impact our results of operations. Similarly, our employees who were once used to the operating procedures of Kellogg ParentCo will need to adapt to our updated operating policies and procedures. As a smaller, independent company, our business will be less diversified than Kellogg ParentCo’s business prior to the Spin-Off, and our business will also experience a loss of scale and access to certain financial, managerial and professional resources as well as product and brand power influence and recognition with some customers from which we have benefited in the past.

In addition, as a globally diversified company, Kellogg ParentCo historically has been less impacted by adverse events and trends in any particular region. After separating from Kellogg ParentCo, however, we may be more susceptible to adverse regulations, economic climate, consumer trends, market fluctuations, including commodity price fluctuations or supply shortages for certain of our key ingredients, and other adverse events that are specific to the United States, Canada and Mexico. For example, because a majority of our operations and product sales are in the United States, we expect that regulatory changes or changes in consumer food preferences in the United States will have a more significant impact on us than these changes would have had when we were part of Kellogg ParentCo. The concentration of our operations in North America will present a challenge and may increase the likelihood that an adverse event in North America will materially and adversely affect our financial condition and results of operations.

Further, as a smaller, less diversified company, we could face challenges optimizing the distribution of our products. In particular, we may be unable to transport our products to retailers in a timely and cost-effective manner. As a global company with diversified product offerings, Kellogg ParentCo historically has been able to optimize shipments to retailers, including by consolidating purchase orders for a variety of products to fill trucks and other shipping modes. As a less diversified company, we could incur higher costs and longer lead times to distribute our products to retailers. Similarly, as a smaller company, any disruption at one of our facilities, or involving any of our equipment within such facilities, a shortage in labor supply or the presence of a labor dispute may also have a greater impact on our manufacturing capabilities, and may lead to increased manufacturing disruptions, which could have an adverse effect on our business, financial condition and results of operations.

A decline in demand for ready-to-eat cereals could adversely affect our financial performance.

We focus primarily on producing and selling ready-to-eat cereal products. We expect to continue this primary focus. Because of our product concentration, any decline in consumer demand or preferences, including diet-

driven changes, for ready-to-eat cereals or any other factor that adversely affects the ready-to-eat cereal market could have a material adverse effect on our business, financial condition or results of operations. We could also be adversely affected if consumers lose confidence in the healthfulness, safety, quality or taste of ready-to-eat cereals or ingredients. Adverse publicity about these types of concerns, whether or not valid, may discourage consumers from buying our products or cause production and delivery disruptions. In addition, significant changes in consumer demand or the loss or disruption of manufacturing, distribution or supply capabilities with respect to one or more of our products could negatively impact our business or results of operations.

Supply chain disruptions and increases in costs and/or shortages of raw materials, labor, fuels and utilities as a result of geopolitical, economic and market conditions could adversely impact our profitability.

Raw materials, such as corn, wheat, rice, vegetable oils, sugar, cocoa, fruits and nuts, which are used in our products, are subject to price fluctuations. The cost of these inputs may fluctuate widely due to foreign and domestic government policies and regulations, inflation, weather conditions (including any potential effects of climate change), domestic and international demand, availability due to supply chain conditions, military conflict or other unforeseen circumstances. We have experienced supply chain disruptions including bottlenecks and shortages of materials, labor and freight that have led to increasing prices of raw materials, packaging and labor as well as limitations on shipping capacity. We expect these market disruptions and inflationary pressures to continue throughout 2023.

The global economy has been negatively impacted by the military conflict between Russia and Ukraine. The Russia-Ukraine conflict is fast-moving and uncertain. Global grain markets have exhibited increased volatility as sanctions have been imposed on Russia by the United States, the United Kingdom, the European Union and others in response to Russia’s invasion of Ukraine. Changes in global grain and commodity flows could impact the markets in which we operate, which may in turn negatively impact our business, results of operations, supply chain and financial condition. Any substantial change in the prices or availability of raw materials may have an adverse impact on our profitability. We may enter into forward purchase agreements and other derivative financial instruments from time to time to manage the impact of such volatility in raw materials prices; however, these strategies may not be adequate to overcome increases in market prices or availability or to fully cover supply and may significantly affect our earnings.

In addition, we are dependent upon natural gas or propane and electricity for operating our manufacturing facilities. The independent distributors and third-party transportation companies are dependent upon gasoline and diesel for their vehicles. The cost of these fuels may fluctuate widely due to economic and political conditions, government policy and regulation, war or other conflicts (including the current situation in Ukraine), or other unforeseen circumstances. Substantial future increases in prices for, or shortages of, these fuels could have a material adverse effect on our profitability, financial condition or results of operations. There can be no assurance that we can cover these potential cost increases through future pricing actions. Also, as a result of these pricing actions, consumers could purchase less or move from purchasing higher-margin products to purchasing lower-margin products.

Inflation has and may continue to adversely affect us by increasing our costs of production, materials and labor. In an inflationary environment, such as the current economic environment, depending on the market conditions of the food industry and the raising of interest rates by the U.S. Federal Reserve, we may be unable to raise the prices of our products enough to keep up with the rate of inflation, which would reduce our profit margins, and continued inflationary pressures could impact our business, financial condition and results of operations. Similarly, shortages of truck drivers and railroad workers have contributed to increased freight costs, which has had a material and adverse effect on our business, financial condition and results of operations.

Our results may be negatively impacted if consumers do not maintain their favorable perception of our brands or company.

Brand value is primarily based on consumer perceptions. Successful promotion and brand value enhancement depends in large part on our ability and the ability of our suppliers and licensors (including Kellogg ParentCo) to provide high-quality products. Brand value could diminish significantly due to a number of factors, including consumer perception that we or Kellogg ParentCo, or any of our employees or agents, have acted in an irresponsible manner, adverse publicity about our labor relations (whether or not valid), our products or Kellogg ParentCo’s products (whether or not valid), our failure to maintain the quality of our products or the failure of our suppliers and licensors (including Kellogg ParentCo) to maintain the quality of their products, the failure of our products to deliver consistently positive consumer experiences, our products becoming unavailable to consumers, or the failure to meet the nutrition expectations of our products or particular ingredients in our products (whether or not valid), including the perception of healthfulness of our products or their ingredients. In addition, due to our varied and geographically diverse consumer base, we must be responsive to local consumers, including with respect to when and how consumers consume food products and their desire for premium or value offerings, and provide an array of products that satisfy the broad spectrum of consumer preferences. Accordingly, we might fail to anticipate consumer preferences with respect to dietary trends or purchasing behaviors, invest sufficiently in maintaining, extending and expanding our brand image or achieve the desired effects of our marketing efforts or use data-driven marketing and advertising to reach consumers at the right time with the right message. The growing use of social and digital media platforms by consumers, WK Kellogg Co and third parties increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about WK Kellogg Co, our brands, our products, or Kellogg ParentCo, their brands (including any that are Shared Use Trademarks (as defined below)), or their products (which may be sold under Shared Use Trademarks), our labor relations or any of our employees or agents on social or digital media platforms could seriously damage our brands, corporate reputation and brand loyalty, regardless of the information’s accuracy. Placement of our advertisements in digital media may also result in damage to our brands if any such media experiences negative publicity. The harm may be immediate, and we may not be afforded an opportunity for redress or correction. Brand recognition and loyalty can also be impacted by the effectiveness of our advertising campaigns, marketing programs, influencers and sponsorships, as well as our use of social media. Further, our brand perception and customer loyalty could be adversely impacted by a supplier’s or licensor’s (including Kellogg ParentCo’s) improper practices or failure to comply with our requirements for environmentally, socially or legally responsible practices, including human rights and materials sourcing. If we do not maintain the favorable perception of our brands, our results could be negatively impacted.

For a more detailed discussion of risks related to our Shared Use Trademarks, see “—Risks Related to Our Intellectual Property and Technology—Certain of our rights to intellectual property used in our business will be limited to those of a licensee under the Intellectual Property Agreements.”

Business disruptions have had and could in the future have an adverse effect on our business, financial condition and results of operations.

We manufacture products in the United States, Canada and Mexico, and we source products and materials globally. We have a complex network of suppliers, manufacturing locations, including contract manufacturer locations, warehousing and distribution networks and information systems that support our ability to provide our products to our customers consistently. Factors that are hard to predict or beyond our control, such as product or raw material scarcity, material disruptions at one of our facilities or involving any of our equipment within such facilities, the availability of replacement parts for the equipment we rely on for production, workforce disruptions, weather (including any potential effects of climate change), natural disasters, water availability and regulation, fires or explosions, terrorism, political unrest, government restrictions, mandates or shutdowns, tariffs and other trade restrictions, cybersecurity breaches, health pandemics, such as the COVID-19 pandemic, disruptions in logistics, loss or impairment of key manufacturing sites, supplier capacity constraints, or strikes, could damage or disrupt our operations or our suppliers’, their suppliers’ or our contract manufacturers’

operations. For instance, our fiscal year 2021 results were negatively impacted by the strike of approximately 1,400 union employees across our U.S. plants, which began in early October and ended in late December of 2021. Additionally, we were adversely impacted by a fire at one of our U.S. plants with operational and financial impacts extending beyond the end of 2021. Both the fire and the strike severely disrupted our supply and product availability in the second half of 2021 and into the first quarter of 2022 and, as a result of the strike, we had to suspend a number of capital projects, all of which had an adverse impact on our business, financial condition and results of operations.

If we do not effectively prepare for and respond to disruptions in our operations, for example, by finding alternative suppliers or replacing capacity at key manufacturing or distribution locations, or cannot quickly repair damage to our information, technology, equipment, production or supply systems, we may be late in delivering or unable to deliver products to our customers. If that occurs, we may lose our customers’ confidence, and long-term consumer demand for our products could decline. In addition, insurance policies that may provide coverage with regard to such events may not cover any or all of the resulting financial losses. These events could adversely affect our business, financial condition and results of operations.

In addition, we may be unable to meet the demand for our products during certain business disruptions. For instance, we experienced increased demand for many of our products during the COVID-19 pandemic and were, at times, unable to fill all customer orders. Short term or sustained increases in consumer demand at our retail customers may exceed our production capacity or otherwise strain our supply chain. We may face additional production disruptions in the future, which may place constraints on our ability to produce products in a timely manner or may increase our costs. Our failure to meet the demand for our products could adversely affect our business and results of operations.

Further, while we have not had any material interruptions or breaches of our systems due to cyberattacks or cyber incidents, we have experienced computer virus and malware activity and have been the target of various other forms of cyberattacks, including social engineering attacks, unauthorized access attempts, password theft, physical breaches and phishing-attacks. For a more detailed discussion of our cybersecurity risks, see “—Technology failures, cyber-attacks, privacy breaches or data breaches could disrupt our operations or reputation and negatively impact our business.”

We may not achieve our growth targets, including revenue and profit growth targets and cash targets, and we may not realize the benefits we expect from revenue growth management.

Our success depends upon our ability to drive our growth targets to increase revenue and profit. In order to achieve our targeted growth objectives, we utilize formal revenue growth management practices to help us realize price in a more effective way. This data-driven approach addresses price strategy, price-pack architecture, promotion strategy, mix management and trade strategies. Revenue growth management involves changes to the way we do business and may not always be accepted by our customers, consumers or third-party providers causing us not to realize the anticipated benefits. In addition, the complexity of the execution requires a substantial amount of management and operational resources. These and related demands on our resources may divert the organization’s attention from other business issues and have adverse effects on existing business relationships with suppliers and customers. Any failure to execute revenue growth management in accordance with our plans, including as a result of our revenue growth management process, could adversely affect our business or financial condition.

We may not achieve our targeted cost savings and efficiencies from cost reduction initiatives.

Our success depends in part on our ability to be an efficient producer in a highly competitive industry. We have invested and will continue to invest a significant amount in capital expenditures to improve our operational facilities. Ongoing operational issues are likely to occur when carrying out major production, procurement, manufacturing or logistical changes and these, as well as any failure by us to achieve our planned cost savings and efficiencies, could have a material adverse effect on our business and financial position and on the results of our operations and profitability.

Disruptions and uncertainties related to adverse macroeconomic conditions, including rising inflation and economic slowdowns or recessions, for a sustained period of time could result in delays or modifications to our strategic plans and other initiatives and hinder our ability to achieve our growth targets and cost savings and productivity initiatives on the same timelines. For a more detailed discussion, see “—Other Risks Related to the Spin-Off—We may be unable to achieve some or all of the benefits that we expect to achieve from the Spin-Off.”

When pursuing strategic acquisitions, alliances, divestitures or joint ventures or seeking organic growth opportunities, we may not be able to successfully consummate favorable transactions, integrate acquired businesses or achieve the anticipated benefits of organic growth investments.

We believe attractive acquisition and organic growth opportunities may present themselves in complementary categories that will further enhance our scale and increase our presence at key retailers. Accordingly, from time to time, we may evaluate potential acquisitions, alliances, divestitures or joint ventures that would further our strategic objectives, or we may undertake efforts to grow organically through internal innovation across our product offerings. We may be unable to identify suitable strategic transactions in the future or may not be able to enter into such transactions at favorable prices or on terms that are favorable to us, or we may not be able to achieve the benefits anticipated from investments in our organic growth on the anticipated timeline or at all. In addition, our total leverage and the terms of the financing arrangements we enter into in connection with the Spin-Off may limit our ability to obtain additional financing in the future to pursue and consummate acquisitions and other strategic transactions or invest in organic growth opportunities.

With respect to acquisitions, we may not be able to identify suitable candidates, consummate a transaction on terms that are favorable to us, integrate the acquired business into our existing operations in a timely and cost-efficient manner, including implementation of enterprise-resource planning systems, or achieve expected returns, expected synergies and other benefits as a result of integration or other challenges, or may not achieve those objectives on a timely basis. Furthermore, we may be restricted from pursuing certain of these transactions under the terms of the Tax Matters Agreement. For a more detailed discussion, see “—Other Risks Related to the Spin-Off—We intend to agree to numerous restrictions to preserve the non-recognition treatment of the Spin-Off, which may reduce our strategic and operating flexibility” and “Certain Relationships and Related Party Transactions—Agreements with Kellogg ParentCo—Tax Matters Agreement.” Future acquisitions of foreign companies or new foreign ventures would subject us to local laws and regulations and could potentially lead to risks related to, among other things, increased exposure to foreign exchange rate changes, government price control, repatriation of profits and liabilities relating to the U.S. Foreign Corrupt Practices Act.

Our corporate development activities also may present financial and operational risks, including diversion of management attention from existing core businesses, integrating or separating personnel and financial and other systems, and adverse effects on existing business relationships with suppliers and customers. Evaluating potential transactions requires additional expenditures (including legal, accounting and due diligence expenses, higher administrative costs to support any acquired entities and information technology, personnel and other integration expenses) and may divert the attention of our management from ordinary operating matters. Future acquisitions could also result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and amortization expenses related to certain intangible assets and increased operating expenses, which could adversely affect our results of operations and financial condition.

The successful integration of acquisitions and other strategic transactions, including through organic growth, depends upon our ability to manage the operations and personnel of the acquired businesses. Integrating operations is complex and requires significant efforts and expenses on the part of both us and the acquired businesses. Potential difficulties we may encounter as part of the integration process include, but are not limited to, the following:

•	employees may voluntarily or involuntarily separate employment from us or the acquired businesses because of the acquisitions;

•	our management may have its attention diverted from core business activities while trying to integrate the acquired businesses;

•

we may encounter obstacles when incorporating the acquired businesses into our operations and management, including integrating or separating personnel, financial systems, operating procedures, regulatory compliance programs, technology, networks and other assets in a seamless manner that minimizes any adverse impact on customers, suppliers, employees and other constituencies;

•	differences in business backgrounds, corporate cultures and management philosophies;

•	integration may be more costly, time-consuming or complex or less effective than anticipated;

•	inability to maintain uniform standards, controls and procedures; and

•	we may discover previously undetected operational or other issues, such as fraud.

Any of these factors could adversely affect our and the acquired businesses’ ability to maintain relationships with customers, suppliers, employees and other constituencies. In addition, the success of these acquired businesses will depend, in part, upon our ability to realize the anticipated growth opportunities and cost synergies through the successful integration of the businesses we acquire with our existing businesses. Even if we are successful in integrating acquired businesses, we cannot assure you that these integrations will result in the realization of the full benefit of any anticipated growth opportunities or cost synergies or that these benefits will be realized within the expected time frames. In addition, acquired businesses may have unanticipated liabilities or contingencies.

In the future, we also expect to seek organic growth opportunities. The availability and success of such organic growth opportunities depends upon a number of factors, including our ability to innovate and develop new product offerings, expand into adjacencies and respond timely to changing consumer demands and preferences. Additionally, if we fail to evaluate and execute new business opportunities properly, we may not achieve anticipated benefits and may incur increased costs. Continued organic growth, if achieved, may place a strain on our operational infrastructure, which could have a material adverse effect on our business, financial condition and results of operations.

Pandemics, epidemics or disease outbreaks, such as the COVID-19 pandemic, may disrupt our business, including, among other things, our supply chain and production processes, each of which could materially affect our operations, liquidity, financial condition and results of operations.

The actual or perceived effects of a disease outbreak, epidemic, pandemic or similar widespread public health concern, such as the COVID-19 pandemic, could negatively affect our business, financial condition and results of operations. The global spread and unprecedented impact of the COVID-19 pandemic created significant volatility, uncertainty and economic disruption. The COVID-19 pandemic led governments and other authorities around the world to implement significant measures intended to control the spread of the virus, including shelter-in-place orders, social distancing measures, business closures or restrictions on operations, quarantines, travel bans and restrictions and multi-step policies with the goal of re-opening these markets. While these restrictions have been lifted or eased in many jurisdictions as the rates of COVID-19 infections have decreased or stabilized, a resurgence of the pandemic or other widespread public health concerns in some markets could lead to re-implementation of restrictions and impact our ability to perform critical functions. A shutdown of one or more of our manufacturing, warehousing or distribution facilities as a result of illness, government restrictions or other workforce disruptions or absenteeism, or reductions in capacity utilization levels, could result in us incurring additional direct costs and experiencing lost revenue. Illness, travel restrictions or workforce disruptions could negatively affect our supply chain, manufacturing, distribution or other business. These disruptions or our failure to effectively respond to them, could increase product or distribution costs, or cause delays or inability to deliver products to our customers. We have experienced temporary disruptions to our supply chain in certain markets. These disruptions to our work force and supply chain could have a material adverse effect on our business, results of operations, financial condition and cash flows.

The impact of the COVID-19 pandemic on our suppliers, manufacturers, distributors or transportation and logistics providers also negatively affected the price and availability of our raw materials and impacted our supply chain. A resurgence of the COVID-19 pandemic or other widespread public health concerns could materially impact our ability to meet the demands of our customers. The potential impact of COVID-19 or other widespread public health concerns on any of our production or logistics providers could include, but is not limited to, problems with their respective businesses, finances, labor matters (including illness or absenteeism in workforce or closure due to positive testing), ability to import and secure ingredients and packaging, product quality issues, costs, production, insurance and reputation. Any of the foregoing could negatively affect the price and availability of our products and impact our supply chain. If the disruptions caused by COVID-19 or other widespread public health concerns continue for an extended period of time, our ability to meet the demand for our products may be materially impacted.

The impact of widespread public health concerns, such as the COVID-19 pandemic, may also heighten other risks discussed in this “Risk Factors” section.

Risks Related to Our Operations

Material disruptions at one of our facilities could have a material adverse effect on our business, operating results and financial condition.

A material disruption at our corporate headquarters or one of our manufacturing facilities, or involving any of our equipment within such facilities, could prevent us from meeting customer demand, reduce our sales and increase our costs, which could have a material adverse effect on our business, financial condition and results of operations. Our manufacturing facilities, and our equipment within such facilities, have and may in the future cease operations unexpectedly due to a number of events, including:

•	an equipment failure or damage to any of our equipment;

•	the inability to find replacement parts for any of our equipment;

•	food safety disruptions;

•	unscheduled maintenance outages;

•	fires, floods, earthquakes, hurricanes or other catastrophes;

•	the effect of a drought or reduced rainfall on its water supply;

•	the effect of severe weather conditions on equipment and facilities;

•	disruption in the supply of raw materials or other manufacturing inputs;

•	information system disruptions or failures due to any number of causes, including cyber-attacks;

•	changing laws and regulations applicable to our business;

•	prolonged power failures;

•	the release of pollutants or hazardous substances;

•	damage or disruptions caused by third parties operating on or adjacent to one of our manufacturing facilities;

•	disruptions in the transportation infrastructure, including roads, bridges, railroad tracks and tunnels;

•	a widespread outbreak of an illness or any other communicable disease, such as the COVID-19 pandemic or any other public health crisis;

•	failure of our third-party service providers to satisfactorily fulfill their commitments and responsibilities in a timely manner and in accordance with agreed upon terms;

•	labor difficulties and disruptions; and

•	other operational problems.

In addition, capital expenditures for expansion or replacement of existing facilities or equipment or to comply with future changes in applicable laws and regulations may be substantial. We cannot guarantee that the key pieces of equipment in our various manufacturing facilities will not need to be repaired or replaced or that we will not incur significant additional costs associated with regulatory compliance. If we are unable to repair key pieces of equipment that are utilized in connection with producing our products, we may need to turn to new technology. We cannot assure you that such new technology will not impact the quality or taste of our products. The costs of repairing or replacing such equipment and the associated downtime of the affected production line could have a material adverse effect on our business, financial condition and results of operations. If for any reason we are unable to provide for our operating needs, capital expenditures, and other cash requirements on economically favorable terms, we could experience a material adverse effect on our business, financial condition and results of operations.

We may not be able to attract, develop and retain the highly skilled people we need to support our business.

We depend on the skills and continued service of key personnel, including our experienced management team. In addition, our ability to achieve our strategic and operating goals depends on our ability to identify, recruit, hire, train and retain qualified individuals, including, for example, individuals with e-commerce, digital marketing and data analytics capabilities and skilled labor in our manufacturing facilities. We compete with other companies both within and outside of our industry for talented personnel, and we may lose key personnel or fail to attract, recruit, train, develop and retain other talented personnel. Recruiting and retention of talent has become especially challenging in the current employment market, fueled in part by changes due to the COVID-19 pandemic. In addition, we may experience higher than expected employee turnover and difficulty attracting new employees as a result of uncertainty from the organizational and operational changes as a result of our separation from Kellogg ParentCo. Similarly, upon completion of the Spin-Off, we will be a smaller company than Kellogg ParentCo, and we will have a smaller employee base to assist in the day-to-day operation of our business. Any such loss, failure or negative perception with respect to these individuals may adversely affect our business or financial results. In addition, activities related to identifying, recruiting, hiring and integrating qualified individuals may require significant time and expense. We may not be able to locate suitable replacements for any key employees who terminate their employment, or offer employment to potential replacements on reasonable terms, each of which may adversely affect our business and financial results. Additionally, changes in regional preferences and immigration laws and policies could also make it more difficult for us to recruit or relocate skilled employees.

A shortage in the labor pool, failure to successfully negotiate collectively bargained agreements, or other general inflationary pressures or changes in applicable laws and regulations could increase labor cost, which could have a material adverse effect on our operating results or financial condition.

Our labor costs include the cost of providing benefits for employees. We will sponsor a number of benefit plans for employees in the United States, Canada, the Caribbean and Mexico, which may include pension, retiree health and welfare, active health care, severance and other post-employment benefits. Our major pension plans and U.S. collectively bargained retiree health and welfare plans will be funded with trust assets invested in a globally-diversified portfolio of equity securities with smaller holdings of bonds, real estate and other investments. The annual cost of benefits can vary significantly from year to year and is materially affected by such factors as changes in the assumed or actual rate of return on major plan assets, a change in the weighted-average discount rate used to measure obligations, the rate or trend of health care cost inflation, and the outcome of collectively bargained wage and benefit agreements. Many of our employees will be covered by collectively bargained agreements and other employees may seek to be covered by collectively bargained agreements. Strikes or work stoppages and interruptions have occurred and could occur in the future, which could adversely impact our operating results. The terms and conditions of such agreements could also increase our costs or otherwise affect our ability to fully implement future operational changes to enhance our efficiency. Furthermore, we rely on access to competitive, local labor supply, including skilled and unskilled positions, to operate our business consistently and reliably. We may encounter difficulty recruiting sufficient numbers of personnel at acceptable wage and benefit levels due to the competitive labor market. Our inability to attract, develop and retain the personnel necessary for the efficient operation of our business could result in higher costs and decreased productivity and efficiency, which may have a material adverse effect on our performance.

Our post-retirement benefit-related costs and funding requirements could increase as a result of volatility in the financial markets, changes in interest rates and actuarial assumptions.

Increases in the costs of post-retirement medical and pension benefits may continue and could negatively affect our business as a result of increased usage of medical benefits by retired employees and medical cost inflation, an increase in participants enrolled, the effect of potential declines in the stock and bond markets on the performance of our pension and post-retirement plan assets, potential reductions in the discount rate used to determine the present value of our benefit obligations, and changes to our investment strategy that may impact our expected return on pension and post-retirement plan assets assumptions. U.S. generally accepted accounting principles require that we calculate income or expense for the plans using actuarial valuations. These valuations reflect assumptions about financial markets and interest rates, which may change based on economic conditions. WK Kellogg Co’s accounting policy for defined benefit plans may subject earnings to volatility due to the recognition of actuarial gains and losses, particularly those due to the change in the fair value of pension and post-retirement plan assets and interest rates. In addition, funding requirements for our plans may become more significant. However, the ultimate amounts to be contributed are dependent upon, among other things, interest rates, underlying asset returns, and the impact of legislative or regulatory changes related to pension and post-retirement funding obligations.

Our inability to obtain sufficient capital would constrain our ability to grow our business and to increase our revenues.

Our business is capital intensive, and we have used and may continue to employ leverage to finance our operations. Accordingly, our ability to successfully execute our business strategy, including through organic growth, and maintain our operations depends on the availability and cost of debt and equity capital. Upon completion of the Spin-Off, we expect our indebtedness to have a non-investment grade rating. Such rating, and any potential downgrade in our ratings will likely make it more difficult or more expensive for us to obtain additional debt financing necessary to grow our business and to increase our revenues. We can give no assurance that the capital we need will be available to us on favorable terms, or at all. Our inability to obtain sufficient capital, or to renew or expand our credit facilities, could result in increased funding costs and would limit our ability to:

•	meet the terms and maturities of our existing and future debt facilities;

•	purchase new assets or refinance existing assets;

•	fund our working capital needs and maintain adequate liquidity; and

•	finance other growth initiatives.

An impairment of the carrying value of goodwill or other acquired intangibles could negatively affect our operating results and net worth.

The carrying value of goodwill represents the fair value of acquired businesses in excess of identifiable assets and liabilities as of the acquisition date. The carrying value of other intangibles represents the fair value of trademarks, trade names, and other acquired intangibles as of the acquisition date. Goodwill and other acquired intangibles expected to contribute indefinitely to our cash flows are not amortized but must be evaluated by management at least annually for impairment. If carrying value exceeds current fair value, the intangible is considered impaired and is reduced to fair value via a charge to earnings. Factors which could result in an impairment include, but are not limited to: (i) reduced demand for our products; (ii) higher commodity prices; (iii) lower prices for our products or increased marketing as a result of increased competition; and (iv) significant disruptions to our operations as a result of both internal and external events. Should the value of one or more of the acquired intangibles become impaired, our financial condition and results of operations may be materially adversely affected. Furthermore, we continue to evaluate the potential impact of COVID-19 on the fair value of our goodwill and other intangibles. Any significant sustained adverse change in consumer purchasing behaviors, government restrictions, financial results or macroeconomic conditions could result in future impairment.

As of December 31, 2022, the carrying value of intangible assets totaled approximately $110 million, of which $53 million was goodwill and $57 million represented trademarks, tradenames, and other acquired intangibles compared to total assets of $1.4 billion and total WK Kellogg Co equity of $687 million.

Risks Related to Our Industry

Our results may be materially and adversely impacted as a result of increases in the price of raw materials, including agricultural commodities, packaging, fuel and labor.

Agricultural commodities, including corn, wheat, rice, vegetable oils, sugar, cocoa, fruits and nuts are the principal raw materials used in our products. Cartonboard, corrugated, and flexible packaging are the principal packaging materials used by us. The cost of such commodities may fluctuate widely due to government policy, regulation, and/or shutdown, import and export requirements (including tariffs), global geopolitical conditions (including war, such as the war in Ukraine), general economic conditions (including inflationary pressures), sanctions, drought and other weather conditions (including the potential effects of climate change), a pandemic illness (such as the COVID-19 outbreak), environmental or other sustainability regulation, or other unforeseen circumstances. Specifically, certain ingredients, packaging and other goods and services have been impacted by the COVID-19 pandemic and inflationary pressures, and although we are unable to predict the impact to our ability to source such materials and services in the future, we expect these supply pressures and market disruptions to continue throughout 2023. To the extent that any of the foregoing factors affect the prices of such commodities and we are unable to increase our prices or adequately hedge against such changes in prices in a manner that offsets such changes, the results of our operations could be materially and adversely affected. In addition, we will use derivatives to hedge price risk associated with forecasted purchases of raw materials. Our hedged price could exceed the spot price on the date of purchase, resulting in an unfavorable impact on both Gross Margin and net earnings. Also, sustained price increases may lead to declines in volume as competitors may not adjust their prices, or consumers may decide not to pay the higher prices or may forego some purchases altogether during an economic downturn, which could lead to sales declines and loss of market share. Food processing equipment at our facilities are regularly fueled by electricity, oil, natural gas or propane, which are obtained from local utilities or other local suppliers. Short-term stand-by propane and/or oil storage exists at several plants for use in case of interruption in natural gas supplies. In addition, considerable amounts of diesel fuel are used in connection with the distribution of our products. The cost of fuel may fluctuate widely due to economic and political conditions, government policy, regulation and/or shutdown, war, or other unforeseen circumstances, which could have a material adverse effect on our operating results or financial condition.

Our results may be adversely affected by increases in transportation costs and reduced availability of or increases in the price of oil or other fuels.

We rely on trucking and railroad operators to deliver incoming ingredients to our manufacturing locations and to deliver finished products to our customers. Shortages of truck drivers and railroad workers have contributed to increased freight costs, which has had a material and adverse effect on our business, financial condition and results of operations. During 2021 and 2022, the cost of distribution generally increased due to an increase in transportation and logistics costs. Transportation costs are further increasing as a result of high levels of long-haul driver turnover and increased railroad traffic and service issues. Additionally, energy and fuel costs can fluctuate dramatically and, at times, have resulted in significant cost increases, particularly for the price of oil and gasoline.

We operate in the highly competitive food industry, including with respect to retail and shelf space.

We face competition from other companies that have varying abilities to withstand changes in market conditions. The principal aspects of our business where we face competition include brand recognition, taste, nutritional value, price, promotion, innovation, shelf space, navigating the growing e-commerce marketplace, convenient ordering and delivery to the consumer and customer service. Most of our competitors have substantial financial, marketing, sales and other resources, and some of our competitors may spend more aggressively on advertising and promotional activities than we do. Additionally, some of our competitors sell products that we will no longer offer after the Spin-Off, such as cereal bars. Further, our mutual non-competition obligations to Kellogg ParentCo pursuant to the Separation and Distribution Agreement may impact our ability to expand into new product categories or markets during the non-competition period. Our competition with other companies in our market could cause us to reduce prices, increase capital, marketing or other expenditures, or lose category share, any of which could have a material adverse effect on our business and financial results. Our ability to compete also depends upon our ability to predict, identify, and interpret the tastes and dietary habits of consumers and to offer products that appeal to those preferences, which is particularly important to us given our primary focus on producing and selling ready-to-eat cereal products. Because of our product concentration, any decline in consumer demand or change in preferences could have a material adverse effect on our business, financial condition or results of operations. There are inherent marketplace risks associated with new product or packaging introductions, including uncertainties about trade and consumer acceptance. If we do not succeed in offering products that consumers want to buy, our sales and market share will decrease, resulting in reduced profitability. If we are unable to accurately predict which shifts in consumer preferences will be long-lasting, or are unable to introduce new and improved products to satisfy those preferences, our sales will decline. In addition, given the variety of backgrounds and identities of consumers in our consumer base, we must offer a sufficient array of products to satisfy the broad spectrum of consumer preferences.

In some cases, our competitors may be able to respond to changing business and economic conditions or consumer preferences more quickly than us. Category share and growth could also be adversely impacted if we are not successful in introducing new products, anticipating changes in consumer preferences with respect to dietary trends or purchasing behaviors or in effectively assessing, changing and setting proper pricing.

In addition, we compete against branded products as well as private label products. Our products must provide higher value and/or quality to our consumers than alternatives, particularly during periods of economic uncertainty. Consumers may not buy our products if relative differences in value and/or quality between our products and private label products change in favor of competitors’ products or if consumers perceive this type of change. If consumers prefer private label products, which are typically sold at lower prices, then we could lose category share or sales volumes or shift our product mix to lower margin offerings, which could have a material effect on our business and financial position and on the results of our operations and profitability.

Further, our ability to compete may be limited by an inability to secure new retailers or maintain or add shelf and/or retail space for our products. There can be no assurance that retailers will provide sufficient, or any, shelf space, nor that online retailers will provide online access to, or adequate product visibility on, their platform. Unattractive placement or pricing may put our products at a disadvantage compared to those of our competitors.

Even if we obtain shelf space or preferable shelf placement, our new and existing products may fail to achieve the sales expectations set by our retailers, potentially causing these retailers to remove our products from their shelves.

The changing retail environment and the growing presence of alternative retail channels could negatively impact our sales and profits.

Our businesses are largely concentrated in the traditional retail grocery trade. Our largest customer,Wal-Mart Stores, Inc., accounted for approximately 28% of combined net sales during 2022, comprised principally of sales within the United States. No other customer accounted for more than 10% of combined net sales in 2022. During 2022, our top five customers, collectively, including Wal-Mart Stores, Inc., accounted for approximately 51% of our combined net sales. There can be no assurances that our largest customers will continue to purchase our products in the same mix or quantities or on the same terms as in the past. As the retail grocery trade continues to consolidate and retailers become larger, our large retail customers have sought, and may continue to seek in the future, to use their position to improve their profitability through improved efficiency, lower pricing, increased promotional programs funded by their suppliers and more favorable terms. Such consolidation can continue to adversely impact our smaller customers’ ability to compete effectively, resulting in an inability on their part to pay for our products or reduced or canceled orders of our products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own private label products. If we are unable to use our scale, marketing expertise, product innovation and leadership positions to respond, our profitability or volume growth could be negatively affected. As a result of the consolidated nature of the retail environment, which is also significant in Canada, the loss of any large customer or severe adverse impact on the business operations of any large customer for an extended length of time could negatively impact our sales and profits.

Additionally, alternative retail channels, such as e-commerce retailers (including as a result of the integration of traditional and digital operations at key retailers), subscription services, discount and dollar stores, direct-to-consumer brands, drug stores and club stores, have continued to grow. This trend away from traditional retail grocery, and towards such channels, is expected to continue in the future. If we are not successful in expanding sales in alternative retail channels, our business or financial results may be negatively impacted. In particular, substantial growth in e-commerce has encouraged the entry of new competitors and business models, intensifying competition by simplifying distribution and lowering barriers to entry. The expanding presence of e-commerce retailers has impacted, and may continue to impact, consumer preferences and market dynamics, which in turn may negatively affect our sales or profits. In addition, these alternative retail channels may create consumer price deflation, affecting our large retail and wholesale customer relationships and presenting additional challenges to increasing prices in response to commodity or other cost increases. Also, if these alternative retail channels, such as e-commerce retailers, were to take significant share away from traditional retailers that could have a flow over effect on our business and our financial results could be negatively impacted.

Our financial results and demand for our products are dependent on the successful development of new products and processes.

There are a number of trends in consumer preferences which may impact us and the industry as a whole. These include changing consumer dietary trends and the availability of substitute products. Our success is dependent on anticipating changes in consumer preferences and on successful new product and process development and product relaunches in response to such changes, which is particularly important to us given our primary focus on producing and selling ready-to-eat cereal products. Because of our product concentration, any decline in consumer demand or change in preferences could have a material adverse effect on our business, financial condition or results of operations. Trends within the food industry change often, and failure to identify and react to changes in these trends could lead to, among other things, reduced loyalty, reduced demand and price reductions for our brands and products. We aim to introduce products or new or improved production processes on a timely basis in order to counteract obsolescence and decreases in sales of existing products. While we devote significant focus to the development of new products and to the research, development and technology process functions of our business, we may not be successful in developing new products or our new products may not be commercially successful. In addition, if sales generated by new products cause a decline in sales of WK Kellogg Co’s existing products, WK Kellogg Co’s financial condition and results of operations could be materially adversely affected. Our future results and our ability to maintain or improve our competitive position will depend on our capacity to gauge the direction of our key markets and upon our ability to successfully identify, develop, manufacture, market and sell new or improved products in these changing markets, including through the expansion into complementary product categories.

Adverse changes in the global climate or extreme weather conditions could adversely affect our business or operations.

Climate change could adversely affect the long-term health and viability of the ingredients used in our products. As set forth in the Intergovernmental Panel on Climate Change Fifth Assessment Report, there is continuing scientific evidence, as well as concern from members of the general public, that emissions of greenhouse gases and contributing human activities have caused and will continue to cause significant changes in global temperatures and weather patterns and increase the frequency or severity of weather events, wildfires and flooding. As the pressures from climate change and global population growth lead to increased demand, the food system and global supply chain is becoming increasingly vulnerable to acute shocks, leading to increased prices and volatility, especially in the energy and commodity markets. Adverse changes such as these could (i) unfavorably impact the cost or availability of raw or packaging materials, especially if such events have a negative impact on agricultural productivity or on the supply of water, (ii) disrupt production schedules and our ability, or the ability of our suppliers or contract manufacturers, to manufacture or distribute our products, (iii) reduce crop size or quality, (iv) disrupt the retail operations of our customers, or (v) unfavorably impact the demand for, or the consumer’s ability to purchase, our products.

There is an increased focus by foreign, federal, state and local regulatory and legislative bodies regarding environmental policies relating to climate change, regulating greenhouse gas emissions, energy policies and sustainability, including single use plastics. This new or increased focus may result in new or increased laws and regulations that could cause significant increases in our costs of operation and delivery. In particular, increasing regulation of fuel emissions could substantially increase the distribution and supply chain costs associated with our products. Lastly, consumers and customers may put an increased priority on purchasing products that are sustainably grown and made, requiring us to incur increased costs for additional transparency, due diligence and reporting. As a result, climate change as well as actions taken to mitigate climate change could negatively affect our business and operations.

Risks Related to Regulations and Litigation

We face risks related to tax matters, including changes in tax rates, disagreements with taxing authorities and imposition of new taxes.

WK Kellogg Co is subject to taxes in the United States and certain foreign jurisdictions where WK Kellogg Co’s subsidiaries are organized. Due to economic and political conditions (including shifts in the geopolitical landscape), tax rates in the United States and various foreign jurisdictions have been and may be subject to significant change. The future effective tax rate could be affected by changes in mix of earnings in countries with differing statutory tax rates, changes in valuation of deferred tax assets and liabilities, or changes in tax laws or their interpretation which includes the Tax Cuts and Jobs Act and contemplated changes in other countries of long-standing tax principles if finalized and adopted could have a material impact on our income tax expense and deferred tax balances. We are also subject to regular reviews, examinations and audits by the IRS and other taxing authorities with respect to taxes inside and outside of the United States. Although we believe our tax estimates are reasonable, if a taxing authority disagrees with the positions we have taken, we could face additional tax liability, including interest and penalties. There can be no assurance that payment of such additional amounts upon final adjudication of any disputes will not have a material impact on our results of operations and financial position. We also need to comply with new, evolving or revised tax laws and regulations. The enactment of or increases in tariffs, including value added tax, or other changes in the application of existing taxes, in markets in which we are currently active, or may be active in the future, or on specific products that we sell or with which our products compete, may have an adverse effect on our business or on our results of operations.

If our food products become adulterated, misbranded or mislabeled, we might need to recall those items and may experience product liability if consumers are injured or damaged as a result.

Selling food products involves a number of legal, regulatory and other risks, including product contamination, food borne illnesses, spoilage, product tampering, allergens, or other adulteration, which could result in product liability claims. We may need to recall some of our products if they become adulterated or misbranded. We may also be liable if the consumption of any of our products causes injury, illness or death. A widespread product recall or market withdrawal could result in significant losses due to their costs, the destruction of product inventory, and lost sales due to the unavailability of product for a period of time. We could also suffer losses from a significant product liability judgment against us. In addition, we could be the target of claims that our advertising is false or deceptive under U.S. federal and state laws as well as foreign laws, including consumer protection statutes of some states. Allegations of consumer fraud may result in fines, settlements and litigation expenses. A product recall, product liability or consumer fraud case involving our business or the businesses of Kellogg ParentCo (from whom we intend to license certain brands used in our business under certain Intellectual Property Agreements) could also result in adverse publicity, damage to our reputation, and a loss of consumer confidence in our food products, which could have a material adverse effect on our business results and the value of the brands used in our business. Moreover, even if a product liability or consumer fraud claim is meritless, does not prevail or is not pursued, the negative publicity surrounding assertions against WK Kellogg Co or Kellogg ParentCo and our or their products or processes could adversely affect our reputation or brands. We could also be adversely affected if consumers lose confidence in the safety and quality of certain food products or ingredients, or the food safety system generally. If another company recalls or experiences negative publicity related to cereal products, consumers might reduce their overall consumption of such products. Adverse publicity about these types of concerns, whether or not valid, may discourage consumers from buying our products or cause production and delivery disruptions.

Evolving tax, advertising, environmental, licensing, labeling, trade, food quality and safety or other regulations or failure to comply with existing regulations and laws could have a material adverse effect on our financial condition.

Our activities and products, including our operation of our manufacturing facilities, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission (the “FTC”), the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. Legal and regulatory systems can change quickly. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic, regulatory or social events. In addition, the enforcement of remedies in certain foreign jurisdictions may be less certain, resulting in varying abilities to enforce intellectual property and contractual rights.

The manufacturing, marketing and distribution of food products are subject to governmental regulations that impose additional regulatory requirements. Those regulations control such matters as food quality and safety (including the condition and operation of our manufacturing facilities where food is processed), ingredients, advertising, product or production requirements, labeling, sustainability of packaging (including plastics), import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs, such as Supplemental Nutritional Assistance Program and the Special Supplemental Nutrition Program for Women, Infants and Children, to purchase certain of our products.

The marketing of food products has come under increased regulatory scrutiny in recent years, and the food industry has been subject to an increasing number of proceedings and claims relating to alleged false or deceptive labeling and marketing under federal, state and foreign laws or regulations. For example, in 2009, Kellogg ParentCo reached a consent agreement with the FTC to resolve an investigation relating to marketing and advertising claims regarding Frosted Mini-Wheats products and its effects on kids’ attentiveness. The consent agreement requires, among other things, that Kellogg ParentCo and we refrain from making misleading advertising statements regarding the Frosted Mini-Wheats products and its effects on children’s attentiveness, and refrain from representing in any manner that Frosted Mini-Wheats or any other morning food or snack food have benefits, improve performance or increase the efficacy of cognitive function, cognitive processes, or other cognitive health, among other things. Kellogg ParentCo has remedied the matter that led to the FTC order and implemented controls designed to prevent similar issues in the future, and Kellogg ParentCo has not received any additional inquiries from the FTC to date regarding matters covered by the order. However, we may be subject to future investigations and legal proceedings by the FTC or other regulators. It is possible that a regulatory inquiry might result in changes to our advertising methods, policies or business practices. Violation of existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and operating results. In addition, it is possible that future orders issued by, or enforcement actions initiated by, regulatory authorities could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business, including damage to our reputation and the value of the brands used in our business.

We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anti-corruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, evolving or changed interpretations or enforcement of existing laws or regulations, may have a material adverse effect on our business and results of operations. Governmental and administrative bodies within the United States are considering a variety of trade and other regulatory reforms. Changes in legal or regulatory requirements (such as new food safety requirements and revised nutrition facts labeling, including front of pack labeling, and serving size regulations), or evolving interpretations of existing legal or regulatory requirements, may result in increased compliance costs, capital expenditures and other financial obligations that could adversely affect our business or financial results. If we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have a material adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions, which could harm our business or reputation.

Modifications to international trade policy, including the ratification of the United States-Mexico-Canada Agreement, the trade agreement between the named parties entered into force on July 1, 2020, or the imposition of increased or new tariffs, quotas or trade barriers on key commodities with other countries could have a negative impact on us or the industries we serve, including as a result of related uncertainty, and could materially and adversely impact our business, financial condition, results of operations and cash flows. Higher duties on existing tariffs or additional tariffs imposed by the United States on a broader range of imports, or further retaliatory trade measures taken by China or other countries in response, could result in an increase in supply chain costs that we are not able to offset.

Risks Related to Our Intellectual Property and Technology

Technology failures, cyber-attacks, privacy breaches or data breaches could disrupt our operations or reputation and negatively impact our business.

We increasingly rely on information technology systems and third-party service providers, including through the internet, to process, transmit, and store electronic information. For example, our production and distribution facilities and inventory management utilize information technology to increase efficiencies and limit costs. Information technology systems are also integral to the reporting of our results of operations. Furthermore, a significant portion of the communications between, and storage of personal data of, our personnel, customers, consumers and suppliers depends on information technology. Our information technology systems, and the systems of the parties we communicate and collaborate with, may be vulnerable to a variety of interruptions, as a result of many of our employees working remotely, updating our enterprise platform or due to events beyond our or their control, including, but not limited to, network or hardware failures, malicious or disruptive software, unintentional or malicious actions of employees or contractors, cyber-attacks by common hackers, criminal groups or nation-state organizations or social-activist (hacktivist) organizations, geopolitical events, natural disasters, a pandemic illness (such as COVID-19), failures or impairments of telecommunications networks, or other catastrophic events.

Moreover, our computer systems have been, and will likely continue to be, subjected to computer viruses, malware, malicious codes, social engineering attacks, unauthorized access attempts, password theft, physical breaches, employee or inside error, malfeasance and cyber- or phishing-attacks. Cyber threats are constantly evolving, are becoming more sophisticated and are being made by groups and individuals with a wide range of expertise and motives, and this increases the difficulty of detecting and successfully defending against them. We may also face increased risk of state-sponsored or geopolitical-related cybersecurity incidents due to geopolitical tensions or incidents, such as the Russian invasion of Ukraine. These events could compromise our confidential information, impede or interrupt our business operations, and may result in other negative consequences, including remediation costs, loss of revenue, litigation and reputational damage. Furthermore, if a breach or other breakdown results in disclosure of confidential or personal information, we may suffer reputational, competitive and/or business harm. In connection with the Spin-Off, we intend to implement a new fully integrated enterprise resource planning (ERP) system before the conclusion of the Transition Services Agreement. We may not be able to successfully implement the ERP system without experiencing delays, increased costs and other difficulties. If we do not effectively implement the ERP system as planned or the ERP system does not operate as intended, the effectiveness of our internal control over financial reporting could be adversely affected or our ability to design and implement effective internal control over financial reporting could be delayed. We may be more susceptible to cyber-attacks while we work to implement such enterprise resource planning system. To date, we have not experienced a material breach of cybersecurity. As a standalone company, we will implement physical, administrative and technical controls and take other preventive actions, such as the maintenance of an information security program that will include updating our technology and security policies, insurance, employee training, and monitoring and routinely testing our information technology systems to reduce the risk of cyber incidents and protect our information technology; however, these measures may be insufficient to prevent physical and electronic break-ins, cyber-attacks or other security breaches to our computer systems.

WK Kellogg Co will offer promotions, rebates and other programs through which it may receive personal information, and it or its vendors could experience cyber-attacks, privacy breaches, data breaches or other incidents that result in unauthorized disclosure of consumer, customer, employee or other WK Kellogg Co information. WK Kellogg Co must also successfully integrate the technology systems of acquired companies into WK Kellogg Co’s existing and future technology systems. In addition, we must comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal information in the United States and other jurisdictions, including Canada, regarding privacy, data protection and data security, including those related to the collection, storage, handling, use, disclosure, transfer and security of personal information. There is significant uncertainty with respect to compliance with such privacy and data protection laws and regulations, including with respect to the California Consumer Privacy Act of 2018 (the “CCPA”), which went into effect on January 1, 2020 (which imposes additional obligations on companies regarding the handling of personal information and provides certain individual privacy rights to persons whose information is collected), because they are continuously evolving and developing and may be interpreted and applied differently from jurisdiction to jurisdiction and may create inconsistent or conflicting requirements. In addition, regulations to implement portions of the CCPA have not been finalized and could significantly impact CCPA compliance measures. For example, the California Privacy Rights Act (the “CPRA”), which was approved by California voters as a ballot initiative in November 2020, modified the CCPA significantly and the resulting new regulations became effective on January 1, 2023. Several other states and foreign jurisdictions have introduced or passed similar legislation to the CCPA and CPRA, which may impose varying standards and requirements on our data collection, use and processing activities. Our efforts to comply with privacy and data protection laws in the United States, including the CCPA and CPRA, and other foreign jurisdictions may impose significant costs and challenges that are likely to increase over time.

If WK Kellogg Co suffers a loss as a result of a breach or other breakdown in its technology, including such cyber-attacks, privacy breaches, data breaches, issues with or errors in system maintenance or security, migration of applications to the cloud, power outages, hardware or software failures, denial of service, telecommunication or other incident involving one of WK Kellogg Co’s vendors, that result in unauthorized disclosure or significant unavailability of business, financial, personal or stakeholder information, WK Kellogg Co may suffer reputational, competitive and/or business harm and may be exposed to legal liability and government investigations, which may adversely affect WK Kellogg Co’s results of operations and/or financial condition. The misuse, leakage or falsification of information could result in violations of data privacy laws and WK Kellogg Co may become subject to legal action and increased regulatory oversight. WK Kellogg Co could also be required to spend significant financial and other resources to remedy the damage caused by a security breach or to repair or replace networks and information systems. In addition, if WK Kellogg Co’s suppliers or customers experience such a breach or unauthorized disclosure or system failure, their businesses could be disrupted or otherwise negatively affected, which may result in a disruption in WK Kellogg Co’s supply chain or reduced customer orders, which would adversely affect WK Kellogg Co’s business operations. We have also outsourced several information technology support services and administrative functions to third-party service providers, including cloud-based service providers, and may outsource other functions in the future to achieve cost savings and efficiencies. In addition, we will rely on Kellogg ParentCo to perform numerous information technology services, including information systems security, under the terms of the Transition Services Agreement. For a more detailed discussion, see “Certain Relationships and Related Party Transactions—Agreements with Kellogg ParentCo—Transition Services Agreement.” If these service providers and Kellogg ParentCo, do not perform effectively due to breach or system failure, we may not be able to achieve the expected benefits and our business may be disrupted.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products and brands.

Our intellectual property rights are a significant and valuable aspect of our business and include trademarks, patents, trade secrets, and copyrights to be owned or licensed under certain licensing agreements. Our failure to obtain or adequately protect our intellectual property rights may diminish our competitiveness and could materially harm our business. Similarly, changes in applicable laws or other changes that serve to lessen or remove the current legal protections of our intellectual property may also diminish our competitiveness and could materially harm our business. We may be unaware of intellectual property rights of others that may cover some of our technology, brands or products or operations. In addition, if, in the course of developing new products or improving the quality of existing products, we are found to have infringed the intellectual property rights of others (including any intellectual property licensed from Kellogg ParentCo under the Intellectual Property Agreements), directly or indirectly, such finding could have an adverse impact on our business, financial condition or results of operations and may limit our ability to introduce new products or improve the quality of existing products. Any litigation regarding intellectual property rights could be costly and time-consuming and could divert the attention of our management and key personnel from our business operations. Third party claims of intellectual property infringement might also require us to enter into costly license agreements. We also may be subject to significant damages or injunctions against development and sale of certain products.

Certain of our rights to intellectual property used in our business will be limited to those of a licensee under the Intellectual Property Agreements.

In connection with the Spin-Off, we will enter into one or more Intellectual Property Agreements with Kellogg ParentCo that will provide for ownership, use and selling rights to facilitate both Kellogg ParentCo’s and WK Kellogg Co’s ongoing use of certain intellectual property rights. Such Intellectual Property Agreements will contain limitations on how we are able to leverage the brands and other non-brand related intellectual property that are used in connection with our business.

We expect the Intellectual Property Agreements to provide for ownership, use and selling rights with respect to certain trademarks and other non-brand related intellectual property currently owned by Kellogg ParentCo. Since we will not own all brands and other intellectual property used in our business, our success will depend, in part, on (i) the maintenance of our ongoing relationship with Kellogg ParentCo, (ii) our performance of our obligations under such agreements, and (iii) Kellogg ParentCo’s performance of its obligations under such agreements, including Kellogg ParentCo’s maintenance of the quality of products and services it sells under trademarks we will use co-extensively with Kellogg ParentCo (such trademarks, “Shared Use Trademarks”), and Kellogg ParentCo’s adequate maintenance of any Shared Use Trademarks and other intellectual property that we license from Kellogg ParentCo. Improper maintenance of the quality of products or services that Kellogg ParentCo sells under any Shared Use Trademarks or general inadequate maintenance of any Shared Use Trademarks or other intellectual property of Kellogg ParentCo could also result in adverse publicity, damage to our reputation, and a loss of consumer confidence in our food products, which could have a material adverse effect on our business results and the value of the brands used in our business.

If we (i) fail to comply with our obligations under any of these agreements, (ii) use the licensed intellectual property in an unauthorized manner, (iii) are subject to bankruptcy-related proceedings or (iv) otherwise materially breach any of these agreements, the terms of the license granted from Kellogg ParentCo to us may be materially modified, such as by rendering any exclusive licenses non-exclusive. Generally, the loss or termination of our rights under the Intellectual Property Agreements, or any other licenses we may acquire in the future, may materially and adversely affect our profitability and our revenues could decrease.

For a more detailed discussion, see “Certain Relationships and Related Party Transactions—Agreements with Kellogg ParentCo.”

Other Risks Related to the Spin-Off

The Spin-Off may not be completed on the terms or timeline currently contemplated, if at all.

While we are actively engaged in planning for the Spin-Off, unanticipated developments could delay or negatively affect the Spin-Off, including those related to the filing and effectiveness of appropriate filings with the SEC and the listing of our common stock on a trading market. We cannot assure you that all of the conditions will be satisfied or waived. In addition, until the Distribution has occurred, we will continue to be a wholly owned subsidiary of Kellogg ParentCo. Accordingly, the Kellogg ParentCo Board has the discretion to determine not to proceed with the Spin-Off, even if all of the conditions are satisfied, or to change the terms of the Spin-Off. If the Distribution is completed and the Kellogg ParentCo Board of Directors waives any such condition, such waiver could have a material adverse effect on Kellogg ParentCo’s and WK Kellogg Co’s respective business, financial condition or results of operations, the trading price of WK Kellogg Co common stock, or the ability of shareholders to sell their shares after the Distribution, including, without limitation, as a result of illiquid trading due to the failure of WK Kellogg Co common stock to be accepted for listing or litigation relating to any preliminary or permanent injunctions sought to prevent the consummation of the Distribution. Therefore, the Spin-Off may not be completed on the terms or timeline currently contemplated, if at all, and any change in the terms of the Spin-Off could be unfavorable to us.

If the Contribution and the Distribution were to fail to qualify for non-recognition treatment for U.S. federal income tax purposes, then Kellogg ParentCo, we and our shareholders could be subject to significant tax liability.

The Distribution is conditioned on the continued validity of the private letter ruling from the IRS that Kellogg ParentCo will request and the receipt and continued validity of an opinion of tax counsel (the “Tax Opinion”), each to the effect that, subject to the accuracy of and compliance with certain representations, assumptions and covenants and the adherence by Kellogg ParentCo and us to certain restrictions on our future actions contained in the Tax Matters Agreement, the Contribution and the Distribution will qualify for non-recognition of gain or loss to Kellogg ParentCo and Kellogg ParentCo’s shareholders pursuant to Sections 368 and 355 of the Code, except to the extent of cash received in lieu of fractional shares.

Notwithstanding the receipt of the private letter ruling and the Tax Opinion, the IRS could determine that the Contribution and the Distribution should be treated as one or more taxable transactions if it determines that any of the representations, assumptions or covenants on which the private letter ruling is based are untrue or have been violated. Furthermore, as part of the IRS’s policy, the IRS will not determine whether the Contribution and the Distribution satisfies certain conditions that are necessary to qualify for non-recognition treatment. Rather, the private letter ruling is based on representations by Kellogg ParentCo and us that these conditions have been satisfied. The Tax Opinion will address the satisfaction of these conditions.

The Tax Opinion is not binding on the IRS or the courts, and there is no assurance that the IRS or a court will not take a contrary position. In addition, the Tax Opinion will rely on certain representations and covenants to be delivered by Kellogg ParentCo and us.

If the IRS ultimately determines that the Contribution and the Distribution are taxable, the Distribution could be treated as a taxable dividend or capital gain to you for U.S. federal income tax purposes, and you could incur significant U.S. federal income tax liabilities. In addition, if the IRS ultimately determines that the Contribution and the Distribution are taxable, Kellogg ParentCo and we could incur significant U.S. federal income tax liabilities, and we could have an indemnification obligation to Kellogg ParentCo. For a more detailed discussion, see “—We could have an indemnification obligation to Kellogg ParentCo if the transactions we undertake in the Spin-Off do not qualify for non-recognition treatment, which could materially adversely affect our financial condition” and “Material U.S. Federal Income Tax Consequences of the Spin-Off.”

If the Canadian aspects of the Internal Reorganization were to fail to qualify for tax-deferred treatment for Canadian federal and provincial income tax purposes, then Kellogg ParentCo’s and/or our Canadian subsidiaries could be subject to significant tax liability.

The Internal Reorganization includes steps to separate the assets and liabilities in Canada held in connection with the Kellogg ParentCo Business from the assets and liabilities in Canada held in connection with the Cereal Business.

Kellogg ParentCo’s Canadian subsidiary received an advance income tax ruling from the Canada Revenue Agency (“CRA”), to the effect that, subject to the accuracy of and compliance with certain representations, assumptions and covenants and based on the current provisions of the Canadian Tax Act, the Internal Reorganization will be treated for purposes of the Canadian Tax Act as resulting in a “butterfly” reorganization transaction with no material Canadian federal income tax payable by Kellogg ParentCo’s Canadian subsidiary, our Canadian subsidiary or their respective shareholders.

Notwithstanding the receipt of the advance income tax ruling, the CRA could determine that the Internal Reorganization should be treated as a taxable transaction if it determines that any of the representations, assumptions or covenants on which the advance income tax ruling is based are untrue or have been violated. If the CRA ultimately determines that the Internal Reorganization is taxable, Kellogg ParentCo’s and/or our

Canadian subsidiaries could incur significant Canadian federal and provincial income tax liabilities. For a more detailed discussion, see “—We could have an indemnification obligation to Kellogg ParentCo if the transactions we undertake in the Spin-Off do not qualify for non-recognition treatment, which could materially adversely affect our financial condition.”

We could have an indemnification obligation to Kellogg ParentCo if the transactions we undertake in the Spin-Off do not qualify for non-recognition treatment, which could materially adversely affect our financial condition.

Generally, taxes resulting from the failure of the Spin-Off to qualify for non-recognition treatment for U.S. federal income tax purposes would be imposed on Kellogg ParentCo or Kellogg ParentCo’s shareholders and, under the Tax Matters Agreement, Kellogg ParentCo will generally be obligated to indemnify us against such taxes. However, under the Tax Matters Agreement, we could be required, under certain circumstances, to indemnify Kellogg ParentCo and its affiliates against all tax-related liabilities caused by those failures, to the extent those liabilities result from an action we or our affiliates take or from any breach of our or our affiliates’ representations, covenants or obligations under the Tax Matters Agreement or any other agreement we enter into in connection with the Spin-Off. Events triggering an indemnification obligation under the agreement include events occurring after the Distribution that cause Kellogg ParentCo to recognize a gain under Section 355(e) of the Code. See “Certain Relationships and Related Party Transactions—Agreements with Kellogg ParentCo—Tax Matters Agreement.”

Generally, taxes resulting from the failure of the Canadian steps of the Internal Reorganization to qualify for tax-deferred treatment for Canadian federal and provincial income tax purposes could be imposed on Kellogg ParentCo’s Canadian subsidiary, our Canadian subsidiary or both. The Tax Matters Agreement will provide for an allocation of the responsibility for these liabilities. See “Certain Relationships and Related Party Transactions—Agreements with Kellogg ParentCo—Tax Matters Agreement.”

We intend to agree to numerous restrictions to preserve the non-recognition treatment of the Spin-Off, which may reduce our strategic and operating flexibility.

The U.S. federal income tax laws that apply to Spin-Offs generally create a presumption that the Distribution would be taxable to Kellogg ParentCo (but not to Kellogg ParentCo shareholders) if we engage in, or enter into an agreement to engage in, a transaction that would result in a 50% or greater change by vote or by value in our stock ownership during the four-year period beginning on the date that begins two years before the Distribution Date, unless it is established that the transaction is not pursuant to a plan or series or transactions related to the Distribution. U.S. Treasury regulations currently in effect generally provide that whether an acquisition transaction and a Distribution are part of a plan is determined based on all of the facts and circumstances, including specific factors listed in the U.S. Treasury regulations. In addition, these U.S. Treasury regulations provide several “safe harbors” for acquisition transactions that are not considered to be part of a plan that includes a Distribution.

There are other restrictions imposed on us under current U.S. federal income tax laws with which we will need to comply in order for the Spin-Off to qualify as a transaction that is tax-free under Sections 355 and 368(a)(1)(D) of the Code. For example, we will generally be required to continue to own and manage the Cereal Business, and there will be limitations on issuances, redemptions and sales of our stock for cash or other property following the Distribution, except in connection with certain stock-for-stock acquisitions and other permitted transactions. If these restrictions are not followed, the Distribution could be taxable to Kellogg ParentCo and Kellogg ParentCo shareholders.

We will enter into a Tax Matters Agreement with Kellogg ParentCo under which we will allocate, between Kellogg ParentCo and ourselves, responsibility for U.S. federal, state and local and non-U.S. income and other taxes relating to taxable periods before and after the Spin-Off and provide for computing and apportioning tax liabilities and tax benefits between the parties. In the Tax Matters Agreement, we will agree that, among other things, we may not take, or fail to take, any action following the Distribution if such action, or failure to act: would be inconsistent with or prohibit the Spin-Off and certain restructuring transactions related to the Spin-Off from qualifying as a tax-free transaction under Sections 355 and 368(a)(1)(D) and related provisions of the Code to Kellogg ParentCo and the Kellogg ParentCo shareholders (except with respect to the receipt of cash in lieu of fractional shares of our stock); or would be inconsistent with, or cause to be untrue, any representation, statement, information or covenant made in connection with the IRS ruling, the Tax Opinion or the Tax Matters Agreement relating to the qualification of the Spin-Off as a tax-free transaction under Sections 355 and Section 368(a)(1)(D) and related provisions of the Code. We will agree to indemnify Kellogg ParentCo for certain tax liabilities resulting from any such action.

In addition, we will agree that we may not, among other things, during the two-year period following the Spin-Off, except under certain specified circumstances (including certain open market repurchases of our stock to the extent permitted under the Tax Matters Agreement), issue, sell or redeem our stock or other securities (or those of certain of our subsidiaries); liquidate, merge or consolidate with another person; sell or dispose of assets outside the ordinary course of business or materially change the manner of operating our business; or enter into any agreement, understanding or arrangement, or engage in any substantial negotiations with respect to any transaction or series of transactions which would cause us to undergo a 35% or greater change in our stock ownership by value or voting power. These restrictions could limit our strategic and operational flexibility, including our ability to finance our operations by issuing equity securities, make acquisitions using equity securities, repurchase our equity securities (as described above), raise money by selling assets or enter into business combination transactions. We will also agree to indemnify Kellogg ParentCo for certain tax liabilities resulting from any such transactions. Further, as it relates to Section 355(e) and/or other requirements for a tax-free Distribution under the Code, our shareholders may consider these covenants and indemnity obligations unfavorable as they might discourage, delay or prevent a change of control.

We may be unable to achieve some or all of the benefits that we expect to achieve from the Spin-Off.

We believe that, as an independent, publicly traded company, we will be able to, among other matters, better focus our financial and operational resources on our specific business, growth profile and strategic priorities, design and implement corporate strategies and policies targeted to our operational focus and strategic priorities, streamline our processes and infrastructure to focus on our core strengths and implement and maintain a capital structure designed to meet our specific needs and more effectively respond to industry dynamics. However, we may be unable to achieve some or all of these benefits. For example, in order to position ourselves for the Spin-Off, we are undertaking a series of strategic, structural and process realignment and restructuring actions within our operations, including cost-reduction initiatives. These actions may not provide the cost benefits we currently expect, and could lead to disruption of our operations, loss of, or inability to recruit, key personnel needed to operate and grow our businesses following the Spin-Off, weakening of our internal standards, controls or procedures and impairment of our key customer and supplier relationships. In addition, completion of the proposed Spin-Off will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our businesses. Further, our business will be less diversified than Kellogg ParentCo’s business prior to the Spin-Off, and our business will also experience a loss of scale and access to certain financial, managerial and professional resources as well as product and brand power influence and recognition with some customers from which we have benefited in the past. We may also experience reduced access to capital and strategic flexibility because, for instance, we will no longer be able to use cash flow from Kellogg ParentCo to fund investments and operations. Additionally, we may be more susceptible to market fluctuations and other adverse events than we would have been were we still a part of Kellogg ParentCo. If we fail to achieve some or all of the benefits that we expect to achieve as an independent company, or do not achieve them in the time we expect, our business, financial condition and results of operations could be materially and adversely affected.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent company.

We have historically operated as part of Kellogg ParentCo’s corporate organization, and Kellogg ParentCo has assisted us by providing various corporate functions. Following the Spin-Off, Kellogg ParentCo will have no obligation to provide us with assistance other than the transition and certain other services described under “Certain Relationships and Related Party Transactions—Agreements with Kellogg ParentCo.” These services may not include every service we have received from Kellogg ParentCo in the past, and Kellogg ParentCo is only obligated to provide these services for limited periods from the date of the Spin-Off. Accordingly, once the Spin-Off occurs and the Transition Services Agreement, Supply Agreement and Management Services Agreement expire, we will need to provide internally or obtain from unaffiliated third parties the services we currently receive from Kellogg ParentCo. The services under these agreements will likely include information technology, procurement, distribution, logistics and order to delivery, research and development, accounting, finance, compliance and administrative activities, the effective and appropriate performance of which is critical to our operations. We may be unable to replace these services in a timely manner or on terms and conditions as favorable as those we receive from Kellogg ParentCo. In particular, Kellogg ParentCo’s information technology networks and systems are complex, and duplicating these networks and systems will be challenging. We may face information technology disruptions as certain data, software, information technology hardware and other information technology assets and systems are transitioned or re-allocated between us and Kellogg ParentCo, or as we implement new systems or upgrades in connection with such transition. In addition, the efforts related to the separation of the information technology environment will require significant resources that could impact our ability to keep pace with ongoing advancement of information technology needs of the business.

Our ability to effectively manage and operate our business depends significantly on information technology systems, and any failure, disruption, interruption, malfunction or other issue with respect to such systems could have a material adverse effect on our business and results of operations. Because our business previously operated as part of the wider Kellogg ParentCo organization, we may be unable to successfully establish the infrastructure or implement the changes necessary to operate independently, or we may incur additional costs that could adversely affect our business. Kellogg ParentCo may not successfully perform its obligations during the transition period or we may have to expend significant efforts or costs materially in excess of those estimated under the Transition Services Agreement. If we fail to obtain the quality of administrative services necessary to operate effectively or incur greater costs in obtaining these services, our profitability, financial condition and results of operations may be materially and adversely affected. Further, one-time costs relating to the separation may be material and may adversely affect our profitability. See “Certain Relationships and Related Party Transactions—Agreements with Kellogg ParentCo—Transition Services Agreement.” Performing our obligations under the Transition Services Agreement may require significant time and resources and may divert management’s attention from the operation of WK Kellogg Co. Kellogg ParentCo may not successfully perform its obligations during the transition period, or we may have to expend significant efforts or costs materially in excess of those estimated under the Transition Services Agreement. Any interruption in these services could have a material adverse effect on our business, results of operations, financial condition and cash flows.

In connection with the Spin-Off, we intend to implement a new fully integrated enterprise resource planning system before the conclusion of the Transition Services Agreement. This implementation could result in a major disruption to our business controls and procedures, and any disruption could have a negative effect on our business, operating results, financial condition and ability to timely and accurately report our financial results. In addition, implementing a new enterprise resource planning system may require significant resources and refinement to fully realize the expected benefits of the system.

In addition, we expect to enter into the Supply Agreement, pursuant to which Kellogg ParentCo will manufacture and supply to us certain products of the Cereal Business currently manufactured at Kellogg ParentCo facilities that will not be transferred to us in connection with the Spin-Off, and the Management Services Agreement, pursuant to which Kellogg ParentCo will grant us the right to use its pilot plant located in Battle Creek,

Michigan, to conduct research and development and product trials. If Kellogg ParentCo does not successfully perform its obligations under these agreements, we may face production disruptions or be unable to innovate effectively, or we may not be able to procure substitute products from another manufacturer in a timely manner or at all, any of which could have a material adverse effect on our business. See “Certain Relationships and Related Party Transactions—Agreements with Kellogg ParentCo—Supply Agreement” and “—Management Services Agreement.”

We have no operating history as an independent, publicly traded company, and our historical and pro forma financial statements are not necessarily representative of the results we would have achieved as an independent, publicly traded company and may not be a reliable indicator of future results.

We derived the historical and pro forma financial statements included in this Information Statement from Kellogg ParentCo’s combined financial statements and this information does not necessarily reflect the results of operations, financial position and cash flows we would have achieved as an independent, publicly traded company during the periods presented, or those that we will achieve in the future. This is primarily because of the following factors:

•

Prior to the Spin-Off, we operated as part of Kellogg ParentCo’s broader corporate organization, rather than as an independent company. Kellogg ParentCo performed various corporate functions for us, including information technology, research and development, finance, legal, internal audit, insurance, compliance and human resources activities. Our historical and pro forma financial statements reflect allocations of corporate expenses from Kellogg ParentCo for these and similar functions. These allocations may not reflect the costs we will incur for similar services in the future as an independent company.

•	We will enter into transactions with Kellogg ParentCo that did not exist prior to the Spin-Off. See “Certain Relationships and Related Party Transactions” for information regarding these transactions.

•

Our working capital requirements and capital expenditures historically have been satisfied as part of Kellogg ParentCo’s corporate-wide cash management and centralized funding programs, and our cost of debt and other capital may significantly differ from that which is reflected in our historical combined financial statements.

•

Our historical financial statements do not reflect changes that we expect to experience in the future as a result of our separation from Kellogg ParentCo, including changes in our cost structure, personnel needs, tax structure, financing and business operations. As part of Kellogg ParentCo, we enjoyed certain benefits from Kellogg ParentCo’s operating diversity, size, purchasing power and available capital for investments, and we will lose some or all of these benefits after the Spin-Off. After the Spin-Off, as an independent and smaller entity, we may be unable to purchase goods, services and technologies, such as insurance and health care benefits and computer software licenses, on terms as favorable to us as those we obtained as part of Kellogg ParentCo prior to the Spin-Off. In addition, our cost of debt and other capital may significantly differ from that which is reflected in our historical financial statements.

Following the Spin-Off, we will also be responsible for the additional costs associated with being an independent, publicly traded company, including costs related to corporate governance, investor and public relations and public reporting. Therefore, our pre-Spin Off financial statements may not be indicative of our future performance as an independent company. While we have been profitable as part of Kellogg ParentCo, we cannot assure you that our profits will continue at a similar level when we are a stand-alone company. For additional information about our past financial performance and the basis of presentation of our financial statements, see “Summary Unaudited Pro Forma Financial Data,” “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical combined financial statements and accompanying notes included elsewhere in this Information Statement.

The unaudited pro forma combined financial statements are subject to the assumptions and adjustments described in the accompanying notes. While we believe that these assumptions and adjustments are reasonable under the circumstances and given the information available at this time, these assumptions and adjustments are subject to change as Kellogg ParentCo and we finalize the terms of the Spin-Off and our agreements related to the Spin-Off.

While Kellogg ParentCo has no plan or intention to engage in, or own and operate, a business that competes with the Cereal Business, Kellogg ParentCo has a significant understanding of our business and, notwithstanding the non-competition agreement with Kellogg ParentCo, there may be opportunities for Kellogg ParentCo to compete against us following the Spin-Off.

Prior to the Spin-Off, we have operated as part of Kellogg ParentCo, and many of its officers, directors and employees have participated in the development and execution of our corporate strategy and the management of our day-to-day operations. Following the Spin-Off, Kellogg ParentCo will have significant knowledge of our products, operations, strengths, weaknesses and strategies, and will be a licensor of trademarks and other intellectual property rights used in the Cereal Business. Based on Kellogg ParentCo’s knowledge of our corporate strategy and the management of our day-to-day operations, it will also be positioned to develop cereal-based products and snacks throughout the world, some of which may compete against our products in the United States, Canada and the Caribbean. Although following the Spin-Off and in connection with the Intellectual Property Agreements, Kellogg ParentCo generally will not have rights to use trademarks used in the Cereal Business or other existing intellectual property used in the Cereal Business (such as processing know-how and formulations) to sell cereal in the United States, Canada and the Caribbean, it will not be restricted, beyond a brief and limited mutual non-competition period, from developing new brands, new products using new technology and formulations in the same product categories as the Cereal Business and marketing such products under trademarks other than the trademarks of the Cereal Business in the United States, Canada and the Caribbean. Because of Kellogg ParentCo’s competitive insight into our operations, competition from Kellogg ParentCo may materially and adversely affect our product sales, financial condition and results of operations.

We expect to incur indebtedness in connection with the Spin-Off, and the degree to which we will be leveraged following completion of the Spin-Off may materially and adversely affect our business, financial condition and results of operations.

We have historically relied upon Kellogg ParentCo for working capital requirements on a short-term basis and for other financial support functions. After the Spin-Off, we will not be able to rely on Kellogg ParentCo’s earnings, assets or cash flow, and we will be responsible for servicing our own debt, obtaining and maintaining sufficient working capital and paying dividends. In connection with the Spin-Off, we expect to enter into a Credit Agreement (defined herein), consisting of a $500 million term loan, $250 million delayed draw term loan and $350 million multicurrency revolving credit facility. We currently intend to use the net proceeds from these borrowings to finance ongoing working capital needs and for general corporate purposes, and a portion of the term loans will be used to make a cash distribution to Kellogg ParentCo and to pay fees and expenses related to the Spin-Off and the Credit Facility (defined herein). See “Description of Material Indebtedness.” Immediately following the Spin-Off, we expect to have total indebtedness of approximately $500 million, all of which is expected to be secured. Such indebtedness could have important consequences, including (i) impairing the ability to access global capital markets to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes, particularly if the ratings assigned to our debt securities by rating organizations were revised downward or if a rating organization announces that our ratings are under review for a potential downgrade, (ii) restricting our flexibility in responding to changing market conditions or making us more vulnerable in the event of a general downturn in economic conditions or our business, (iii) requiring a substantial portion of the cash flow from operations to be dedicated to the payment of principal and interest on our debt, reducing the funds available to us for other purposes such as expansion through acquisitions, paying dividends, repurchasing shares, marketing and other spending and expansion of our product offerings and (iv) and causing us to be more leveraged than some of our competitors, which may place us at a competitive disadvantage. In addition, upon completion of the Spin-Off, we expect our indebtedness to have a non-investment grade rating, which will likely make it more difficult or more expensive for us to obtain additional debt financing.

Our ability to make payments on and to refinance our indebtedness, including the debt expected to be retained or incurred pursuant to the Spin-Off as well as any future debt that we may incur, will depend on our ability to generate cash in the future from operations, financings or asset sales. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In particular, in a rising interest rate environment, debt financing will become more expensive and may have higher transactional and servicing costs. The potential inability to obtain adequate funding from debt sources in the future as a result of high interest rates could force us to self-fund strategic initiatives or forego certain opportunities, which in turn could materially adversely affect our financial condition and results of operations. We may not generate sufficient funds to service our debt and meet our business needs, such as funding working capital or the expansion of our operations. If we are not able to repay or refinance our debt as it becomes due, we may be forced to take disadvantageous actions, including reducing spending on marketing, retail trade incentives, advertising and new product innovation, reducing financing in the future for working capital, capital expenditures and general corporate purposes, selling assets or dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on our indebtedness. In addition, our ability to withstand competitive pressures and to react to changes in the food industry could be impaired. Future financing arrangements, including any potential credit facilities, may contain restrictions, covenants and events of default that, among other things, could limit our ability to respond to market conditions, provide for capital investment needs or take advantage of business opportunities by restricting our ability to incur or guarantee additional indebtedness or requiring us to offer to repurchase such indebtedness in the event of a change of control or a change of control triggering event; pay dividends or make distributions; make investments or acquisitions; sell, transfer or otherwise dispose of certain assets; create liens; consolidate or merge; enter into transactions with affiliates; and prepay and repurchase or redeem certain indebtedness. The lenders who hold our debt could also accelerate amounts due in the event that we default, which could potentially trigger a default or acceleration of the maturity of our other debt.

In addition, our leverage could put us at a competitive disadvantage compared to our competitors that are less leveraged. These competitors could have greater financial flexibility to pursue strategic acquisitions and secure additional financing for their operations. Our substantial leverage could also impede our ability to withstand downturns in our industry or the economy in general as well as our ability to expand into complementary categories.

We may increase our debt or raise additional capital in the future, which could affect our financial health and may decrease our profitability.

We may increase our debt or raise additional capital in the future, subject to restrictions in our debt agreements. In addition, our Board may issue shares of preferred stock without further action by holders of our common stock. If our cash flow from operations is less than we anticipate, or if our cash requirements are more than we expect, we may require more financing. However, debt or equity financing may not be available to us on terms we find acceptable, if at all. If we incur additional debt or raise equity through the issuance of our preferred stock, the terms of the debt or our preferred stock issued may give the holders rights, preferences and privileges senior to those of holders of our common stock, particularly in the event of liquidation. If we raise funds through the issuance of additional equity, your ownership in us would be diluted. Also, regardless of the terms of our debt or equity financing, our agreements and obligations under the Tax Matters Agreement may limit our ability to issue stock. For a more detailed discussion, see “—We intend to agree to numerous restrictions to preserve the non-recognition treatment of the Spin-Off, which may reduce our strategic and operating flexibility.” If we are unable to raise additional capital when needed, our financial condition, and thus your investment in us, could be materially and adversely affected.

The obligations associated with being a public company will require significant resources and management attention.

Currently, we are not directly subject to the reporting and other requirements of the Exchange Act. Following the effectiveness of the Registration Statement of which this Information Statement forms a part, we will be directly subject to such reporting and other obligations under the Exchange Act and the rules of the NYSE. As an independent public company, we will be required to, among other things:

•	prepare and distribute periodic reports, proxy statements and other shareholder communications in compliance with the federal securities laws and rules;

•	have our own board of directors and committees thereof, which comply with federal securities laws and rules;

•	maintain an internal audit function;

•	institute our own financial reporting and disclosure compliance functions, including the full implementation of a new enterprise risk management system;

•	establish an investor relations function;

•	establish internal policies, including those relating to trading in our securities and disclosure controls and procedures; and

•	comply with the Sarbanes-Oxley Act and the Dodd-Frank Act, and the rules and regulations implemented by the SEC, the Public Company Accounting Oversight Board and the NYSE.

These reporting and other obligations will place significant demands on our management and our administrative and operational resources, including accounting resources, and we expect to face increased legal, accounting, administrative and other costs and expenses relating to these demands that we had not incurred as a part of Kellogg ParentCo. Our investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

If we fail to maintain effective internal controls, we may not be able to report our financial results accurately or timely or to prevent or detect fraud, which could have a material adverse effect on our business or the market price of our securities.

In accordance with Section 404 of the Sarbanes-Oxley Act, our management will be required to conduct an annual assessment of the effectiveness of our internal control over financial reporting and include a report on these internal controls in the annual reports we will file with the SEC on Form 10-K. Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the year following the first annual report required to be filed with the SEC. When required, this process will require significant documentation of policies, procedures and systems, review of that documentation by our internal auditing and accounting staff and our outside independent registered public accounting firm, and testing of our internal controls over financial reporting by our internal auditing and accounting staff and our outside independent registered public accounting firm. This process will involve considerable time and attention, may strain our internal resources, and will increase our operating costs. We may experience higher than anticipated operating expenses and outside auditor fees during the implementation of these changes and thereafter. If management or our independent registered public accounting firm determines that our internal control over financial reporting is not effective, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be negatively affected, and we could become subject to investigations by the NYSE, the SEC or other regulatory authorities, which could require additional financial and management resources. In addition, if our controls are not effective, our ability to accurately and timely report our financial position could be impaired, which could result in late filings of our annual and quarterly reports under the Exchange Act, restatements of our financial statements, a decline in our stock price, or suspension or delisting of our common stock from the NYSE, and could have a material adverse effect on our business, financial condition and results of operations.

After the Spin-Off, certain of our directors and officers may have actual or potential conflicts of interest because of their Kellogg ParentCo equity ownership or their former Kellogg ParentCo positions.

Certain of the persons we expect to become our executive officers and directors have been, and will be until the Spin-Off, Kellogg ParentCo officers, directors or employees and thus have professional relationships with

Kellogg ParentCo’s executive officers, directors or employees. In addition, because of their former Kellogg ParentCo positions, following the Spin-Off, certain of our directors and executive officers may own Kellogg ParentCo common stock or options to acquire shares of Kellogg ParentCo common stock, and the individual holdings may be significant for some of these individuals compared to their total assets. These relationships and financial interests may create, or may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for Kellogg ParentCo and us. For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between Kellogg ParentCo and us regarding the terms of the agreements governing the Spin-Off and the relationship thereafter between the companies.

There can be no assurance that we will be able to obtain insurance coverage following the Spin-Off on terms that justify its purchase, and any such insurance may not be adequate to offset costs associated with certain events.

We will have to obtain our own insurance policies after the Spin-Off is complete. Although we expect to have insurance policies in place as of the Distribution Date that cover certain, but not all, hazards that could arise from our operations, we can provide no assurance that we will be able to obtain such coverage, that the costs of such coverage will be similar to those incurred by Kellogg ParentCo or that such coverage will be adequate to protect us from costs incurred with certain events. The occurrence of an event that is not insured or not fully insured could have a material adverse effect on our results of operations, financial condition and cash flows in the future.

Transfer or assignment to us of some contracts and other assets will require the consent of a third party. If such consent is not given, we may not be entitled to the benefit of such contracts, investments and other assets in the future.

Transfer or assignment of some of the contracts and other assets in connection with the Spin-Off will require the consent of a third party to the transfer or assignment. Similarly, in some circumstances, we are joint beneficiaries of contracts, and we will need to enter into a new agreement with the third party to replicate the existing contract or assign the portion of the existing contract related to the Cereal Business. While we anticipate that most of these contract assignments and new agreements will be obtained prior to the Spin-Off, we may not be able to obtain all required consents or enter into all such new agreements, as applicable, until after the Distribution Date. Some parties may use the requirement of a consent to seek more favorable contractual terms from us, which could include our having to obtain letters of credit or other forms of credit support. If we are unable to obtain such consents or such credit support on commercially reasonable and satisfactory terms, we may be unable to obtain some of the benefits, assets and contractual commitments that are intended to be allocated to us as part of the Spin-Off. In addition, where we do not intend to obtain consent from third-party counterparties based on our belief that no consent is required, the third-party counterparties may challenge the transaction on the basis that the terms of the applicable commercial arrangements require their consent. We may incur substantial litigation and other costs in connection with any such claims and, if we do not prevail, our ability to use these assets could be adversely impacted.

We cannot provide assurance that all such required third-party consents and new agreements will be procured or put in place, as applicable, prior to the Distribution Date. Consequently, we may not realize certain of the benefits that are intended to be allocated to us as part of the Spin-Off.

We may have received better terms from unaffiliated third parties than the terms we received in our agreements with Kellogg ParentCo entered into in connection with the Spin-Off.

The agreements related to the Spin-Off from Kellogg ParentCo were negotiated in the context of the Spin-Off from Kellogg ParentCo while we were still part of Kellogg ParentCo. Although these agreements are intended to be on an arm’s-length basis, they may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties. The terms of the agreements being negotiated in the context of the separation are related to, among other things, allocations of assets and liabilities, rights and indemnification and other obligations between us and Kellogg ParentCo. To the extent that certain terms of those agreements provide for rights and obligations that could have been procured from third parties, we may have received better terms from third parties because third parties may have competed with each other to win our business. See “Certain Relationships and Related Party Transactions—Agreements with Kellogg ParentCo.”

Risks Related to Our Common Stock

Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile and you may not be able to resell your shares at or above the initial market price of our common stock following the Spin-Off.

Prior to the Spin-Off, there will have been no trading market for shares of our common stock. An active trading market may not develop or be sustained for our common stock after the Spin-Off, and we cannot predict the prices at which our common stock will trade after the Spin-Off. In addition, because no vote of Kellogg ParentCo shareholders is required in connection with the Distribution, if Kellogg ParentCo shareholders disagree with the Spin-Off, their only recourse will be selling their WK Kellogg Co shares after the Spin-Off, which could impact the market price of our common stock. The market price of our common stock could fluctuate significantly due to a number of factors, many of which are beyond our control, including:

•	fluctuations in our quarterly or annual earnings results or those of other companies in our industry;

•	failures of our operating results to meet the estimates of securities analysts or the expectations of our shareholders, or changes by securities analysts in their estimates of our future earnings;

•	announcements by us or our customers, suppliers or competitors;

•	changes in market valuations or earnings of other companies in our industry;

•	changes in laws or regulations which adversely affect our industry or us;

•	general economic, industry and stock market conditions;

•	future significant sales of our common stock by our shareholders or the perception in the market of such sales;

•	future issuances of our common stock by us; and

•	the other factors described in these “Risk Factors” and elsewhere in this Information Statement.

These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

The trading market for our common stock may also be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our stock price could decline.

A large number of our shares are or will be eligible for future sale, which may cause the market price of our common stock to decline.

Upon completion of the Spin-Off, we estimate that we will have outstanding an aggregate of approximately 85,595,123 shares of our common stock (based on 342,380,495 shares of Kellogg ParentCo common stock outstanding on August 1, 2023). All of those shares (other than those held by our “affiliates”) will be freely tradable without restriction or registration under the Securities Act of 1933, as amended (the “Securities Act”). Shares held by our affiliates, which include our directors and executive officers, can be sold subject to volume, manner of sale and notice provisions of Rule 144 under the Securities Act. We estimate that our directors and executive officers, who may be considered “affiliates” for purposes of Rule 144, will beneficially own approximately 451,910 shares of our common stock immediately following the Spin-Off. We are unable to predict whether large amounts of our common stock will be sold in the open market following the Spin-Off. We are also unable to predict whether a sufficient number of buyers will be in the market at that time. In addition, other Kellogg ParentCo shareholders may sell the shares of our common stock they receive in the Spin-Off for various reasons. For example, such shareholders may not believe our business profile or level of market capitalization as an independent company fits their investment objectives.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and certain provisions of Delaware law could delay or prevent a change in control of WK Kellogg Co.

The existence of certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law could discourage, delay or prevent a change in control of WK Kellogg Co that a shareholder may consider favorable. These include provisions:

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providing the right to our Board to issue one or more classes or series of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without shareholder approval;

•

authorizing a large number of shares of stock that are not yet issued, which would allow our Board to issue shares to persons friendly to current management, thereby protecting the continuity of our management, or which could be used to dilute the stock ownership of persons seeking to obtain control of us;

•

permitting the Board to amend our amended and restated bylaws, which may allow the Board to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt;

•	prohibiting shareholders from taking action by written consent; and

•

establishing advance notice and other requirements for nominations of candidates for election to our Board or for proposing matters that can be acted on by shareholders at the annual shareholder meetings.

We believe these provisions will protect our shareholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our Board and by providing our Board with the time to assess any acquisition proposal. These provisions are not intended to prevent or discourage takeovers. However, these provisions apply even if a takeover offer may be considered beneficial by some shareholders and could delay or prevent an acquisition that our Board determines is not in our and our shareholders’ best interests. These provisions could also have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our business in a tender offer or similar transaction.

Our Board will be classified for the first three annual meetings of shareholders following the Spin-Off. With our classified Board, at least two annual meetings of shareholders will generally be required in order to effect a change in a majority of our directors. Our classified Board can discourage proxy contests for the election of directors and purchases of substantial blocks of our shares by making it more difficult for a potential acquirer to gain control of our board of directors in a relatively short period of time. See “Description of Our Capital Stock.”

Our amended and restated certificate of incorporation will designate Delaware as the exclusive forum for certain litigation that may be initiated by our shareholders, which could limit our shareholders’ ability to obtain a preferred judicial forum for disputes with us and limit the market price of our common stock.

Pursuant to our amended and restated certificate of incorporation, as will be in effect upon the completion of the Spin-Off, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty by, or other wrongdoing by, any of our current or former directors, officers or shareholders to us or our shareholders, or a claim of aiding and abetting any such breach of fiduciary duty; (iii) any action asserting a claim against us or any of our directors, officers or shareholders arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”) or our amended and restated certificate of incorporation or amended and restated bylaws; (iv) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws; (v) any action asserting a claim against us or any of our directors, officers or shareholders that is governed by the internal affairs doctrine; or (vi) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL. These exclusive forum provisions will apply to all covered actions, including any covered action in which the plaintiff chooses to assert a claim or claims under federal law in addition to a claim or claims under Delaware law. These exclusive forum provisions, however, will not apply to actions asserting claims under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, regardless of whether the Court of Chancery of the State of Delaware has jurisdiction over those claims. The forum selection clause in our amended and restated certificate of incorporation may limit our shareholders’ ability to obtain a preferred judicial forum for disputes with us and limit the market price of our common stock. Our amended and restated certificate of incorporation will also provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against us or any of our directors, officers, employees or agents.

The choice of forum provision may result in increased costs for investors to bring a claim. Further, the choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, other employees, or shareholders, which may discourage such lawsuits against us and our directors, officers, other employees, or shareholders. However, there is uncertainty as to whether a court would enforce a choice of forum provision, and the enforceability of similar forum provisions in other companies’ organizational documents has been challenged in legal proceedings. If a court were to find the exclusive choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations and financial condition. Furthermore, investors cannot waive compliance with the federal securities laws and regulations thereunder.

Shareholders’ percentage ownership in WK Kellogg Co may be diluted in the future.

In the future, shareholders’ percentage ownership in WK Kellogg Co may be diluted because of equity issuances for acquisitions, strategic investments, capital market transactions or otherwise, including equity awards that we may grant to our directors, officers, and employees. Our Compensation and Talent Management Committee expects to grant additional equity awards to our employees after the Spin-Off. These awards would have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock. From time to time, we may issue additional equity awards to our employees under our employee compensation and benefit plans.

In addition, our amended and restated certificate of incorporation will authorize us to issue, without the approval of our shareholders, one or more classes or series of preferred stock having such designations, powers, preferences and relative, participating, optional and other rights, and such qualifications, limitations or restrictions as our Board generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or dividend, distribution or liquidation preferences we could assign to holders of preferred stock could affect the residual value of the common stock. See “Description of Our Capital Stock—Preferred Stock.”

Our common stock is and will be subordinate to all of our future indebtedness and any preferred stock, and effectively subordinated to all indebtedness and preferred equity claims against our subsidiaries.

Shares of our common stock are common equity interests in us and, as such, will rank junior to all of our future indebtedness and other liabilities. Additionally, holders of our common stock may become subject to the prior dividend and liquidation rights of holders of any class or series of preferred stock that our Board may designate and issue without any action on the part of the holders of our common stock. Furthermore, our right to participate in a distribution of assets upon any of our subsidiaries’ liquidation or reorganization is subject to the prior claims of that subsidiary’s creditors and preferred shareholders.

We cannot assure shareholders that our Board will declare dividends in the future.

The declaration and amount of any dividends to holders of our common stock will be at the discretion of our Board and will depend upon many factors, including our financial condition, earnings, cash flows, capital requirements of our business, covenants associated with our debt obligations, legal requirements, regulatory constraints, industry practice and any other factors the Board deems relevant. We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described herein.

General Risk Factors

We are subject to risks generally associated with companies that operate in certain international markets.

We manufacture our products in United States, Canada and Mexico and have operations in the United States, Canada, Mexico and the Caribbean. Accordingly, we are subject to risks inherent in multinational operations. Those risks include (i) compliance with U.S. laws affecting operations outside of the United States, (ii) compliance with anti-corruption laws, (iii) compliance with antitrust and competition laws, data privacy laws, and a variety of other local, national and multi-national regulations and laws in multiple regimes, (iv) changes in tax laws, interpretation of tax laws and tax audit outcomes, (v) fluctuations or devaluations in currency values, especially in emerging markets, (vi) changes in capital controls, including currency exchange controls, or other limits on our ability to import raw materials or finished product, (vii) changes in local regulations and laws, the lack of well-established, reliable and/or impartial legal systems in certain countries in which we operate and the uncertainty of enforcement of remedies in such jurisdictions, (viii) laws relating to information security, privacy, cashless payments, and consumer protection, (ix) discriminatory or conflicting fiscal policies, (x) challenges associated with cross-border product distribution, (xi) increased sovereign risk, (xii) varying abilities to enforce intellectual property, contractual, and other legal rights, (xiii) loss of ability to manage our operations in certain markets which could result in the deconsolidation of such businesses, (xiv) design and implementation of effective control environment processes across our diverse operations and employee base, (xv) imposition of more or new tariffs, quotas, trade barriers, price controls, and similar restrictions in the countries in which we or our suppliers or manufacturers operate or regulations, taxes or policies that might negatively affect our sales, and (xvi) changes in trade policies and trade relations.

In addition, political and economic changes or volatility, geopolitical regional conflicts, terrorist activity, political unrest and government shutdowns, civil strife, acts of war, public corruption, expropriation and other economic or political or social uncertainties could interrupt and negatively affect our business operations or customer demand. The slowdown in economic growth or high unemployment in some emerging markets could constrain consumer spending, and declining consumer purchasing power could adversely impact our profitability. Continued instability in the dynamics associated with the federal and state debt and budget challenges in the United States could adversely affect us. All of these factors could result in increased costs or decreased revenues, and could materially and adversely affect our product sales, financial condition and results of operations.

There may be uncertainty as a result of key global events during 2022 that are expected to continue throughout 2023. For example, rising interest rates and inflation, recessionary pressures, geopolitical uncertainty, including wars (such as the conflict in Ukraine), fiscal and monetary policy uncertainty, the continuing uncertainty related to the COVID-19 pandemic, international trade disputes, as well as ongoing terrorist activity, may adversely impact global stock markets (including the NYSE, on which our common shares will be traded) and general global economic conditions. All of these factors are outside of our control but may nonetheless cause us to adjust our strategy in order to compete effectively in certain international markets.

Our performance is affected by general economic, political and social conditions and taxation policies.

Customer and consumer demand for our products may be impacted by the negative impacts caused by pandemics and public health crises (including the COVID-19 pandemic), recession, financial and credit market disruptions, government shutdowns or other economic downturns in the United States or other nations. Our results in the past have been, and in the future may continue to be, materially affected by changes in general economic, political and social conditions in the United States and other countries, including the interest rate environment in which we conduct business, the financial markets through which we access capital and currency, trade policy, political and social unrest and terrorist acts in the United States or other countries in which we carry on business.

Deteriorating economic conditions, such as inflation, economic slowdowns or recessions, increased unemployment, decreases in disposable income or declines in consumer confidence, including as a result of COVID-19, could result in reductions in sales of our products, reduced acceptance of innovations, and increased price competition. Such deterioration in any of the countries in which we do business could also cause slower collections on accounts receivable which may adversely impact our liquidity and financial condition. In addition, significant COVID-19 related changes in the political conditions in markets in which we manufacture, sell or distribute our products (including quarantines, import/export restrictions, price controls, governmental or regulatory actions, closures, or other restrictions that limit or close our operating and manufacturing facilities, restrict our employees’ ability to travel or perform necessary business functions or otherwise prevent our third-party suppliers or customers from sufficiently staffing operations, including operations necessary for the production, distribution, sale, and support of our products) could adversely impact our operations and results.

Financial institutions may be negatively impacted by economic conditions, including rising inflation and interest rates, and may consolidate or cease to do business which could result in a tightening in the credit markets, a low level of liquidity in many financial markets, and increased volatility in fixed income, credit, currency and equity markets. Adverse macroeconomic conditions have increased volatility and pricing in the capital markets and as a result, we may not have access to preferred sources of liquidity when needed or on terms we find acceptable, causing our borrowing costs to increase. An economic or credit crisis could impair credit availability and our ability to raise capital when needed. A disruption in the financial markets may have a negative effect on our derivative counterparties and could impair our banking or other business partners, on whom we rely for access to capital and as counterparties to our derivative contracts. Any of these events would likely harm our business, results of operations and financial condition.

Potential liabilities and costs from litigation could adversely affect our business.

There is no guarantee that we will be successful in defending WK Kellogg Co in civil, criminal or regulatory actions (inclusive of class action lawsuits and foreign litigation), including under general, commercial, employment, environmental, data privacy or security, intellectual property, food quality and safety, anti-trust and trade, and advertising claims, and environmental laws and regulations, or in asserting our rights under various laws. For example, our marketing or claims could face allegations of false or deceptive advertising or other criticisms which could end up in litigation and result in potential liabilities or costs. Furthermore, actions we have taken or may take, or decisions we have made or may make, as a consequence of the COVID-19 pandemic, may result in investigations, legal claims or litigation against us. As a result, we could incur substantial costs and fees in defending ourselves, in asserting our rights in these actions or in meeting new legal requirements. The costs and other effects of potential and pending litigation and administrative actions against us, and new legal requirements, cannot be determined with certainty and may differ from expectations. In addition, we may be impacted by litigation trends, including class action lawsuits involving consumers, employees, and shareholders, which could have a material adverse effect on our reputation, the market price of our common stock, results of operations and financial condition.

Our operations face foreign currency exchange rate exposure, which could negatively impact our operating results.

We hold assets and incur liabilities, earn revenue and pay expenses in a variety of currencies other than the U.S. dollar, including the Canadian dollar and the Mexican peso. Because our financial statements are presented in U.S. dollars, we must translate our assets, liabilities, revenue and expenses into U.S. dollars at then-applicable exchange rates and face exposure to adverse movements in foreign currency exchange rates. Consequently, changes in the value of the U.S. dollar may unpredictably and negatively affect the value of these items in our financial statements, even if their value has not changed in their original currency.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Information Statement contains a number of “forward-looking statements.” Words such as “anticipates,” “estimates,” “expects,” “projects,” “forecasts,” “intends,” “plans,” “continues,” “believes,” “may,” “will,” “goals” and variations of such words and similar expressions are intended to identify our forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements, beliefs and expectations regarding the consummation of the Spin-Off and our business strategies, market potential, future financial performance, dividends, the impact of new accounting standards, costs to be incurred in connection with the Spin-Off, results of pending legal matters, our goodwill and other intangible assets, price volatility and cost environment, our liquidity, our funding sources, expected pension contributions, capital expenditures and funding, our financial covenants, repayments of debt, off-balance sheet arrangements and contractual obligations, our accounting policies, general views about future operating results and other events or developments that we expect or anticipate will occur in the future. These forward-looking statements are subject to a number of important factors, including those factors discussed in detail under “Risk Factors” in this Information Statement, which could cause our actual results to differ materially from those indicated in any such forward-looking statements. These factors include, but are not limited to:

•	our inability to complete the Spin-Off on the terms or timeline currently contemplated, if at all;

•	failure of the Contribution and the Distribution to qualify for non-recognition treatment for U.S. federal income tax purposes;

•	failure of the Canadian aspects of the Internal Reorganization to qualify for tax-deferred treatment for Canadian federal and provincial income tax purposes;

•	our indemnification obligations to Kellogg ParentCo if the transactions we undertake in the Spin-Off do not qualify for non-recognition treatment;

•	reduction of our strategic and operating flexibility as we agree to numerous restrictions to preserve the non-recognition treatment of the transactions;

•	our inability to achieve some or all of the benefits that we expect to achieve from the Spin-Off;

•	our inability to make, on a timely or cost-effective basis, the changes necessary to operate as an independent company;

•	our lack of an operating history as an independent, publicly traded company;

•	Kellogg ParentCo’s significant understanding of our business and positioning to compete against us following the Spin-Off;

•	risks associated with our indebtedness and ability to raise capital;

•	risks associated with being a public company;

•	our inability to maintain effective internal controls or report our financial results timely or accurately;

•	potential conflicts of interest of certain of our directors or officers;

•	failure of third parties to consent to transferring or assigning to us certain contracts or assets;

•	risks associated with being a smaller company than Kellogg ParentCo and no longer operating as part of a globally diversified company;

•	a decline in the demand for ready-to-eat cereals;

•	supply chain disruptions and increases in costs and/or shortages of raw materials, labor, fuels and utilities as a result of geopolitical, economic and market conditions;

•	our inability to maintain consumers’ favorable perception of our brands;

•	unanticipated business disruptions;

•	our inability to realize the benefits we expect from revenue growth management;

•	our inability to achieve our targeted cost savings and efficiencies from cost reduction initiatives;

•	our inability to successfully consummate favorable strategic acquisitions, alliances, divestitures or joint ventures or to successfully integrate acquired businesses;

•	the impact on our operations and financial condition from the effects of pandemics, epidemics or disease outbreaks, including the COVID-19 pandemic;

•	material disruptions at our manufacturing facilities;

•

increased labor costs as a result of shortage in the labor pool, failure to successfully negotiate collectively bargained agreements, or other general inflationary pressures or changes in applicable laws and regulations;

•	increasing post-retirement benefit-related costs and funding requirements;

•	our inability to obtain sufficient capital to grow our business and increase our revenues;

•	risks associated with an impairment of the carrying value of goodwill or other acquired intangibles;

•	our inability to attract, develop and retain the highly skilled people we need to support our business;

•	increases in the price of raw materials, including agricultural commodities, packaging, fuel and labor;

•	increases in transportation costs and reduced availability of or increases in the price of oil or other fuels;

•	our inability to compete in the highly competitive food industry, including with respect to retail and shelf space;

•	the changing retail environment and the growing presence of alternative retail channels;

•	our inability to successfully develop new products and processes;

•	adverse changes in the global climate or extreme weather conditions;

•	risks associated with tax matters, including changes in tax rates, disagreements with taxing authorities and imposition of new taxes;

•	risks associated with our products becoming adulterated, misbranded or mislabeled;

•	evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws;

•	technology failures, cyber-attacks, privacy breaches or data breaches;

•	our inability to protect our intellectual property rights;

•	risks associated with licensing intellectual property; and

•	other factors disclosed in the section entitled “Risk Factors” and elsewhere in this Information Statement.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based on many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Information Statement. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements as well as by other cautionary statements that are made from time to time in this Information Statement and future SEC filings and public communications. You should evaluate all forward-looking statements made in this Information Statement in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this Information Statement are made only as of the date hereof. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

THE SPIN-OFF

Background

On June 21, 2022, Kellogg ParentCo announced a plan to separate its Cereal Business, via a tax-free Spin-Off, resulting in the creation of a new independent public company, WK Kellogg Co. To effect the separation, Kellogg ParentCo will undertake the Internal Reorganization described under “Certain Relationships and Related Party Transactions—Agreements with Kellogg ParentCo—Separation and Distribution Agreement,” following which Kellogg ParentCo (other than the WK Kellogg Co) will hold the Kellogg ParentCo Business and WK Kellogg Co, Kellogg ParentCo’s wholly owned subsidiary, will hold the Cereal Business.

Following the Internal Reorganization, Kellogg ParentCo will distribute all of its equity interests in WK Kellogg Co, consisting of all of the outstanding shares of our common stock, to Kellogg ParentCo’s shareholders on a pro rata basis. Following the Spin-Off, Kellogg ParentCo will not own any equity interest in us, and we will operate independently from Kellogg ParentCo. No approval of Kellogg ParentCo’s shareholders is required in connection with the Spin-Off, and Kellogg ParentCo’s shareholders will not have any dissenters’ or appraisal rights in connection with the Spin-Off.

The Spin-Off described in this Information Statement is subject to the satisfaction, or Kellogg ParentCo’s waiver, of a number of conditions. In addition, Kellogg ParentCo has the right not to complete the Spin-Off if, at any time, the Kellogg ParentCo Board determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Kellogg ParentCo or its shareholders or is otherwise not advisable. For a more detailed description, see “—Conditions to the Spin-Off.”

Reasons for the Spin-Off

The Kellogg ParentCo Board has regularly reviewed Kellogg ParentCo’s businesses to ensure that Kellogg ParentCo’s resources are utilized in a manner that is in the best interests of Kellogg ParentCo and its shareholders. In this review process, the Kellogg ParentCo Board, with input and advice from Kellogg ParentCo’s management and independent experts, has evaluated different alternatives, including potential opportunities for dispositions, acquisitions, business combinations and separations, with the goal of enhancing shareholder value. Because of the differences in the operations, geographical scope and strategic focus of the two businesses, a separation of the Cereal Business from the Kellogg ParentCo Business was one of the alternatives that the Kellogg ParentCo Board evaluated. As part of this evaluation of a possible separation, the Kellogg ParentCo Board considered a number of factors, including the strategic focus of and flexibility for the Cereal Business and the Kellogg ParentCo Business, the ability of the Cereal Business and the Kellogg ParentCo Business to compete and operate efficiently and effectively as separate public companies, the financial profile of the Cereal Business and the Kellogg ParentCo Business, the potential reaction of investors and the probability of successful execution of the various structural alternatives and the risks associated with those alternatives.

In 2021 and 2022, the Kellogg ParentCo Board again reviewed potential strategic alternatives, including a separation of the Cereal Business and the Kellogg ParentCo Business. As a result of this evaluation, after considering various factors in light of Kellogg ParentCo’s businesses at that time and input from Goldman, Sachs & Co. and Morgan Stanley, Kellogg ParentCo’s financial advisors, the Kellogg ParentCo Board determined that proceeding with the Spin-Off of the Cereal Business at this time would be in the best interests of Kellogg ParentCo and its shareholders. The Kellogg ParentCo Board believes that the separation of the Cereal Business from the Kellogg ParentCo Business via the Spin-Off will better position each company to:

•	focus on their distinct strategic priorities, with financial targets that best fit their own markets and opportunities;

•	execute with increased agility and operational flexibility, enabling more focused allocation of capital and resources in a manner consistent with those strategic priorities;

•	realize improved outlooks for profitable growth; and

•	shape distinctive corporate cultures, rooted in Kellogg ParentCo’s strong values, and rewarding career paths for employees of each company.

In determining whether to effect the Spin-Off, the Kellogg ParentCo Board considered the costs and risks associated with the transaction, including the costs associated with preparing WK Kellogg Co to become an independent, publicly traded company, the risk of volatility in the Kellogg ParentCo and WK Kellogg Co stock prices immediately following the Spin-Off due to sales by Kellogg ParentCo’s shareholders whose investment objectives may not be met by our common stock, the time it may take for WK Kellogg Co to attract its optimal shareholder base, any potential negative impact on Kellogg ParentCo’s credit ratings as a result of the divestiture of our assets, the possibility of disruptions in our business as a result of the Spin-Off, the risk that the combined trading prices of our common stock and Kellogg ParentCo’s common stock after the Spin-Off may drop below the trading price of Kellogg ParentCo’s common stock before the Spin-Off and the loss of synergies and scale from operating as one company. Notwithstanding these costs and risks, taking into account the factors discussed above, the Kellogg ParentCo Board determined that the Spin-Off was the best alternative to achieve the above objectives and enhance shareholder value.

When and How You Will Receive WK Kellogg Co Shares

Kellogg ParentCo will distribute to its shareholders, pro rata, one share of our common stock for every four shares of Kellogg ParentCo common stock outstanding as of                 , 2023, the Record Date of the Distribution.

Prior to the Spin-Off, Kellogg ParentCo will deliver all of the issued and outstanding shares of our common stock to the distribution agent. Broadridge will serve as distribution agent in connection with the distribution of our common stock and as transfer agent and registrar for our common stock.

If you own Kellogg ParentCo common stock as of the close of business on                 , 2023, the shares of our common stock that you are entitled to receive in the Distribution will be issued to your account as follows:

•

Registered shareholders. If you own your shares of Kellogg ParentCo common stock directly, either through an account with Kellogg ParentCo’s transfer agent or if you hold physical stock certificates, you are a registered shareholder. In this case, the distribution agent will credit the whole shares of our common stock you receive in the Distribution by way of direct registration in book-entry form to your Broadridge account on or shortly after the Distribution Date. Registration in book-entry form refers to a method of recording share ownership where no physical stock certificates are issued to shareholders, as is the case in the Distribution. You will be able to access information regarding your book-entry account holdings of the WK Kellogg Co shares once you receive your welcome letter and account statement. You will then be able to set up access online at www.shareholder.broadridge.com.

•

About one week after the Distribution Date, the distribution agent will mail to you an account statement and a check for any cash in lieu of fractional shares you are entitled to receive. See “—Treatment of Fractional Shares.” The account statement will indicate the number of whole shares of our common stock that have been registered in book-entry form in your name.

•

“Street name” or beneficial shareholders. Most Kellogg ParentCo shareholders own their shares of Kellogg ParentCo common stock beneficially through a bank, broker or other nominee. In these cases, the bank, broker or other nominee holds the shares in “street name” and records your ownership on its books. If you own your shares of Kellogg ParentCo common stock through a bank, broker or other nominee, your bank, broker or other nominee will credit your account with the whole shares of our common stock that you receive in the Distribution on or shortly after the Distribution Date. We encourage you to contact your bank, broker or other nominee if you have any questions concerning the mechanics of having shares held in street name.

If you sell any of your shares of Kellogg ParentCo common stock on or before the Distribution Date, the buyer of those shares, and not you, may in some circumstances be entitled to receive the shares of our common stock issuable in respect of the shares sold. See “—Trading Prior to the Distribution Date” for more information.

We are not asking Kellogg ParentCo shareholders to take any action in connection with the Spin-Off. No shareholder approval of the Spin-Off is required. We are not asking you for a proxy and request that you not send us a proxy. We are also not asking you to surrender any of your shares of Kellogg ParentCo common stock for shares of our common stock. The number of outstanding shares of Kellogg ParentCo common stock will not change as a result of the Spin-Off.

Number of Shares You Will Receive

On the Distribution Date, you will receive one share of our common stock for every four shares of Kellogg ParentCo common stock you owned as of the Record Date.

Treatment of Fractional Shares

The distribution agent will not distribute any fractional shares of our common stock in connection with the Spin-Off. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices on behalf of Kellogg ParentCo shareholders entitled to receive a fractional share. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to these holders (net of any required withholding for taxes applicable to each holder). We anticipate that the distribution agent will make these sales in the “when-issued” market, and when-issued trades will generally settle within two trading days following the Distribution Date. See “—Trading Prior to the Distribution Date” for additional information regarding when-issued trading. The distribution agent will, in its sole discretion, without any influence by Kellogg ParentCo or us, determine when, how, through which broker-dealer and at what price to sell the whole shares. The distribution agent is not, and any broker-dealer used by the distribution agent will not be, an affiliate of either Kellogg ParentCo or us.

The distribution agent will send to each registered holder of Kellogg ParentCo common stock entitled to a fractional share a check in the cash amount deliverable in lieu of that holder’s fractional share as soon as practicable following the Distribution Date. We expect the distribution agent to take about one week after the Distribution Date to complete the distribution of cash in lieu of fractional shares to Kellogg ParentCo shareholders. If you hold your shares through a bank, broker or other nominee, your bank, broker or nominee will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales. No interest will be paid on any cash you receive in lieu of fractional shares. The cash you receive in lieu of fractional shares will generally be taxable to you. See “Material U.S. Federal Income Tax Consequences of the Spin-Off” included in this Information Statement for more information.

Results of the Spin-Off

After the Spin-Off, we will be an independent, publicly traded company. Immediately following the Spin-Off, we expect to have approximately 24,341 record holders of shares of our common stock and approximately 85,595,123 shares of our common stock outstanding, based on the number of Kellogg ParentCo shareholders and shares of Kellogg ParentCo common stock outstanding on August 1, 2023. The actual number of shares of our common stock Kellogg ParentCo will distribute in the Spin-Off will depend on the actual number of shares of Kellogg ParentCo common stock outstanding on the Record Date and will reflect any issuance of new shares or exercises of outstanding options pursuant to Kellogg ParentCo’s equity plans on or prior to the Record Date. The Spin-Off will not affect the number of outstanding shares of Kellogg ParentCo common stock or any rights of Kellogg ParentCo shareholders, although we expect the trading price of shares of Kellogg ParentCo common stock immediately following the Distribution to be lower than immediately prior to the Distribution because

Kellogg ParentCo’s trading price will no longer reflect the value of the Cereal Business. Furthermore, until the market has fully analyzed the value of Kellogg ParentCo without the Cereal Business, the price of shares of Kellogg ParentCo common stock may fluctuate.

Before our separation from Kellogg ParentCo, we intend to enter into a Separation and Distribution Agreement and several other agreements with Kellogg ParentCo related to the Spin-Off. These agreements will govern the relationship between Kellogg ParentCo and us up to and after completion of the Spin-Off and allocate between Kellogg ParentCo and us various assets, liabilities, rights and obligations, including with respect to employee benefits, intellectual property and taxes. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements with Kellogg ParentCo.”

Listing and Trading of our Common Stock

As of the date of this Information Statement, we are a wholly owned subsidiary of Kellogg ParentCo. Accordingly, no public market for our common stock currently exists, although a “when-issued” market in our common stock may develop prior to the Distribution. See “—Trading Prior to the Distribution Date” below for an explanation of a “when-issued” market. We intend to list our shares of common stock on the NYSE under the symbol “KLG.” Following the Spin-Off, Kellogg ParentCo common stock will continue to trade on the NYSE under the symbol “K.”

Neither we nor Kellogg ParentCo can assure you as to the trading price of Kellogg ParentCo common stock or our common stock after the Spin-Off, or as to whether the combined trading prices of Kellogg ParentCo common stock and our common stock after the Spin-Off will be less than, equal to or greater than the trading prices of Kellogg ParentCo common stock prior to the Spin-Off. The trading price of our common stock may fluctuate significantly following the Spin-Off. See “Risk Factors—Risks Relating to Our Common Stock” for more detail.

The shares of our common stock distributed to Kellogg ParentCo shareholders will be freely transferable, except for shares received by individuals who are our affiliates. Individuals who may be considered our affiliates after the Spin-Off include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. These individuals may include some or all of our directors and executive officers. Individuals who are our affiliates will be permitted to sell their shares of our common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as those afforded by Section 4(1) of the Securities Act or Rule 144 thereunder.

Trading Prior to the Distribution Date

We expect a “when-issued” market in our common stock to develop shortly before the Distribution Date and to continue up to the Distribution Date. When-issued trading refers to a sale or purchase made conditionally on or before the Distribution Date because the securities of the spun-off entity have not yet been distributed. If you own shares of Kellogg ParentCo common stock on the Record Date, you will be entitled to receive shares of our common stock in the Distribution. You may trade this entitlement to receive shares of our common stock, without the shares of Kellogg ParentCo common stock you own, on the when-issued market. We expect when-issued trades of our common stock to settle within two trading days after the Distribution Date. On the Distribution Date, we expect that when-issued trading of our common stock will end and “regular-way” trading will begin.

We also anticipate that, shortly before the Distribution Date, there will be two markets in Kellogg ParentCo common stock: a “regular-way” market and an “ex-distribution” market. Shares of Kellogg ParentCo common stock that trade on the regular-way market will trade with an entitlement to receive shares of our common stock in the Distribution. Shares that trade on the ex-distribution market will trade without an entitlement to receive shares of our common stock in the Distribution. Therefore, if you sell shares of Kellogg ParentCo common stock in the regular-way market up to the Distribution Date, you will be selling your right to receive shares of our common stock in the Distribution. However, if you own shares of Kellogg ParentCo common stock on the Record Date and sell those shares in the ex-distribution market up to the Distribution Date, you will still receive the shares of our common stock that you would otherwise be entitled to receive in the Distribution.

Following the Distribution Date, we expect shares of our common stock to be listed on the NYSE under the trading symbol “KLG.” If when-issued trading occurs, the listing for our common stock is expected to be under a trading symbol different from our regular-way trading symbol. We will announce our when-issued trading symbol when and if it becomes available. If the Spin-Off does not occur, all when-issued trading will be null and void.

Conditions to the Spin-Off

We expect that the Spin-Off will be completed on the Distribution Date, provided that the following conditions have been satisfied or the Kellogg ParentCo Board has waived the conditions:

•

the final approval of the Distribution by the Kellogg ParentCo Board, which approval may be given or withheld in the absolute and sole discretion of the Kellogg ParentCo Board, shall have been obtained;

•

the SEC will have declared our Registration Statement, of which this Information Statement is a part, effective under the Exchange Act, no stop order suspending the effectiveness of the Registration Statement will be in effect, no proceedings for that purpose will be pending before or threatened by the SEC and notice of Internet availability of this Information Statement or this Information Statement will have been mailed to Kellogg ParentCo’s shareholders;

•	the NYSE or another national securities exchange approved by the Kellogg ParentCo Board will have accepted our common stock for listing, subject to official notice of distribution;

•	the Internal Reorganization will have been completed as contemplated by the Separation and Distribution Agreement;

•	the debt financing to be obtained in connection with the Spin-Off shall have been obtained;

•

Kellogg ParentCo received a private letter ruling from the IRS, in form and substance satisfactory to the Kellogg ParentCo Board in its sole and absolute discretion, to the effect that, subject to the accuracy of and compliance with certain representations, assumptions and covenants, the Contribution and the Distribution will qualify for non-recognition of gain or loss to Kellogg ParentCo and Kellogg ParentCo’s shareholders pursuant to Sections 368 and 355 of the Code, except to the extent of cash received in lieu of fractional shares, and that private letter ruling will remain in effect as of the Distribution Date;

•

Kellogg ParentCo will have received an opinion from its tax counsel, in form and substance satisfactory to the Kellogg ParentCo Board in its sole and absolute discretion, that, subject to the accuracy of and compliance with certain representations, assumptions and covenants, the Contribution and the Distribution will qualify for non-recognition of gain or loss to Kellogg ParentCo and Kellogg ParentCo’s shareholders pursuant to Sections 368 and 355 of the Code, except to the extent of cash received in lieu of fractional shares;

•

Kellogg ParentCo will have obtained one or more opinions from an independent nationally recognized valuation advisory firm, in form and substance satisfactory to the Kellogg ParentCo Board in its sole and absolute discretion, to the effect that (i) following the Distribution, Kellogg ParentCo, on the one hand, and WK Kellogg Co, on the other hand, will be solvent and adequately capitalized, (ii) Kellogg ParentCo has adequate surplus to declare the dividend to record holders and (iii) WK Kellogg Co has adequate surplus to declare the cash dividend to Kellogg ParentCo as part of the Internal Reorganization;

•

all actions or filings necessary or appropriate under applicable U.S. federal, state or other securities or blue sky laws and the rules and regulations thereunder will have been taken and, where applicable, will have become effective or been accepted by the applicable governmental entity;

•	each of the ancillary agreements contemplated by the Separation and Distribution Agreement will have been executed;

•

no order, injunction or decree that would prevent the consummation of all or any portion of the Distribution will be threatened, pending or issued (and still in effect) by any governmental entity of competent jurisdiction, no other legal restraint or prohibition preventing the consummation of all or any portion of the Distribution will be in effect, and no other event will have occurred or failed to occur that prevents the consummation of all or any portion of the Distribution; and

•

no other events or developments will exist or will have occurred that, in the judgment of the Kellogg ParentCo Board, in its sole and absolute discretion, makes it inadvisable to effect the Internal Reorganization, the Distribution or the transactions contemplated by the Separation and Distribution Agreement or any ancillary agreement contemplated thereby.

The fulfillment of the above conditions will not create any obligation on Kellogg ParentCo’s part to effect the Spin-Off. We are not aware of any material federal, foreign or state regulatory requirements with which we must comply, other than SEC rules and regulations, or any material approvals that we must obtain, other than the NYSE’s approval for listing of our common stock and the SEC’s declaration of the effectiveness of the Registration Statement, in connection with the Distribution. Kellogg ParentCo has the right not to complete the Spin-Off if, at any time, the Kellogg ParentCo Board determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Kellogg ParentCo or its shareholders or is otherwise not advisable.

We cannot assure you that all of the conditions will be satisfied or waived. In addition, if the Distribution is completed and the Kellogg ParentCo Board of Directors waives any such condition, such waiver could have a material adverse effect on Kellogg ParentCo’s and WK Kellogg Co’s respective business, financial condition or results of operations, the trading price of WK Kellogg Co common stock, or the ability of shareholders to sell their shares after the Distribution, including, without limitation, as a result of illiquid trading due to the failure of WK Kellogg Co common stock to be accepted for listing or litigation relating to any preliminary or permanent injunctions sought to prevent the consummation of the Distribution. See “—Material U.S. Federal Income Tax Consequences of the Spin-Off” below for a discussion of the U.S. federal income tax consequences for Kellogg ParentCo and its shareholders that may arise if Kellogg ParentCo waives the condition to obtain a Tax Opinion and the Distribution is treated as a taxable transaction for U.S. federal income tax purposes.

Reasons for Furnishing this Information Statement

We are furnishing this Information Statement solely to provide information to Kellogg ParentCo’s shareholders who will receive shares of our common stock in the Distribution. You should not construe this Information Statement as an inducement or encouragement to buy, hold or sell any of our securities or any securities of Kellogg ParentCo. We believe that the information contained in this Information Statement is accurate as of the date set forth on the cover. Changes to the information contained in this Information Statement may occur after that date, and neither Kellogg ParentCo nor we undertake any obligation to update the information except in the normal course of Kellogg ParentCo’s and our public disclosure obligations and practices.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SPIN-OFF

The following is a summary of the material U.S. federal income tax consequences of the Contribution and the Distribution to the holders of Kellogg ParentCo common stock. This discussion is based on the Code, the U.S. Treasury regulations promulgated under the Code and judicial and administrative interpretations of these laws, in each case as in effect and available as of the date of this Information Statement, all of which are subject to change at any time, possibly with retroactive effect. Any change of this nature could affect the tax consequences described below.

The Distribution is conditioned on (i) the continued validity of the private letter ruling that Kellogg ParentCo received from the IRS with regard to certain aspects of the Contribution and Distribution and (ii) the receipt and continued validity of the Tax Opinion to the effect that, subject to the accuracy of and compliance with certain representations, assumptions and covenants, the Contribution and Distribution will qualify for non-recognition of gain or loss to Kellogg ParentCo and Kellogg ParentCo’s shareholders pursuant to Sections 368 and 355 of the Code, except to the extent of cash received in lieu of fractional shares.

Although a private letter ruling is generally binding on the IRS, the continued validity of a ruling is subject to the accuracy of and compliance with the representations, assumptions and covenants made by Kellogg ParentCo and WK Kellogg Co in the ruling request. If the representations or assumptions made in the private letter ruling request are untrue or incomplete in any material respect, then Kellogg ParentCo will not be able to rely on this ruling. Furthermore, as part of IRS policy, the IRS did not determine whether the Contribution and the Distribution satisfies certain conditions that are necessary to qualify for non-recognition treatment under the Code, including the requirements that the distributions have a valid corporate-level business purpose and that the distributions not be used principally as a device for the distribution of earnings and profits. Rather, the private letter ruling is based on representations by Kellogg ParentCo and us that these conditions have been satisfied. Any inaccuracy in these representations could invalidate the private letter ruling. The Tax Opinion will address the satisfaction of these conditions.

The Tax Opinion will rely on the private letter ruling as to matters covered by the ruling. The Tax Opinion will assume that the Contribution and the Distribution will be completed according to the terms of the Separation and Distribution Agreement and that the parties will report the transactions in a manner consistent with the Tax Opinion. The Tax Opinion will rely on the facts as stated in the Separation and Distribution Agreement, the Tax Matters Agreement and ancillary agreements, this Information Statement and a number of other documents. In rendering the Tax Opinion, Kirkland will require and rely on representations and covenants from Kellogg ParentCo and us to be delivered at the time of closing (and will assume that any such representation that is qualified by belief, knowledge or materiality is true, correct and complete without such qualification). If any of the representations or assumptions were untrue or incomplete in any material respect, any covenants were not complied with, or the facts on which the Tax Opinion is based were materially different from the facts at the time of the transactions, the conclusions in the Tax Opinion may not be correct. Kirkland will have no obligation to advise us or our shareholders of changes in its Tax Opinion after the Distribution Date due to any subsequent changes in the matters stated, represented or assumed in the Tax Opinion or any subsequent changes in the applicable law. Opinions of Kirkland are not binding on the IRS. As a result, the IRS could challenge the conclusions expressed in the Tax Opinion, and if the IRS prevails in its challenge, the tax consequences to you could be materially less favorable than those described below.

The Tax Opinion will be based on statutory, regulatory and judicial authority existing as of the date of the Tax Opinion, any of which may be changed at any time with retroactive effect. Neither the Tax Opinion nor the ruling will address any state, local or foreign tax consequences of the Contribution and the Distribution. The Contribution and the Distribution may be taxable to you under state, local or foreign tax laws.

Tax Consequences of the Distribution for U.S. holders

This discussion is limited to holders of Kellogg ParentCo common stock that are U.S. holders, as defined immediately below, that hold their Kellogg ParentCo common stock as a capital asset. A U.S. holder is a beneficial owner of Kellogg ParentCo common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) it was treated as a domestic trust under the law in effect before 1997 and a valid election is in place under applicable U.S. Treasury regulations.

This discussion does not address all tax considerations that may be relevant to U.S. holders in light of their particular circumstances, nor does it address the consequences to U.S. holders subject to special treatment under the U.S. federal income tax laws, including but not limited to:

•	broker dealers;

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	persons subject to the “applicable financial statement” accounting rules under Section 451(b) of the Code;

•	U.S. holders whose functional currency is not the U.S. dollar;

•	governments or instrumentalities thereof;

•	regulated investment companies or real estate investment trusts;

•	S-corporations, partnerships or other pass-through entities for U.S. federal income tax purposes;

•	tax-exempt entities;

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	persons who acquired Kellogg ParentCo common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	holders who own, or are deemed to own, at least 10% or more, by voting power or value, of Kellogg ParentCo equity;

•	holders who own Kellogg ParentCo common stock as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. federal income tax purposes;

•	former citizens or long-term residents of the United States;

•	holders who are subject to the alternative minimum tax; or

•	persons that own Kellogg ParentCo common stock through partnerships or other pass-through entities.

This discussion does not address any state, local or foreign tax consequences or any estate, gift or other non-income tax consequences.

If a partnership, or any other entity treated as a partnership for U.S. federal income tax purposes, holds Kellogg ParentCo common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to its tax consequences.

THIS SUMMARY IS FOR GENERAL INFORMATION PURPOSES ONLY, AND IT IS NOT INTENDED TO BE, AND IT SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL, AS WELL AS FOREIGN, INCOME AND OTHER TAX CONSEQUENCES OF THE DISTRIBUTION.

Assuming the continued validity of the private letter ruling and subject to qualifications and limitations described in this Information Statement (including the discussion below relating to the receipt of cash in lieu of fractional shares) and the Tax Opinion, Kirkland, Kellogg ParentCo’s tax counsel, is of the opinion that for U.S. federal income tax purposes the consequences of the Distribution will be as described below:

•	a U.S. holder will not recognize any gain or loss, and will not include any amount in income, upon receiving our common stock in the Distribution;

•

each U.S. holder’s aggregate basis in its Kellogg ParentCo common stock and our common stock received in the Distribution (including any fractional shares to which the U.S. holder would be entitled) will equal the aggregate basis the U.S. holder had in the Kellogg ParentCo common stock immediately prior to the Distribution, allocated in proportion to the fair market value of each; and

•

each U.S. holder’s holding period in our common stock received in the Distribution will include the U.S. holder’s holding period in its Kellogg ParentCo common stock on which the Distribution was made.

U.S. holders that have acquired different blocks of Kellogg ParentCo common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, shares of our common stock distributed with respect to such blocks of Kellogg ParentCo common stock. Fair market value generally is the price at which a willing buyer and a willing seller, neither of whom is under any compulsion to buy or to sell and both having reasonable knowledge of the facts, would exchange property. U.S. federal income tax law does not specifically prescribe how U.S. holders should determine the fair market values of Kellogg ParentCo common stock and our common stock for purposes of allocating basis. You should consult your tax advisor to determine what measure of fair market value is appropriate. For purposes of reporting to the IRS, Kellogg ParentCo and we will calculate the fair market value of our respective common stock based on the mean of the highest and lowest trading prices of the stock on the first full trading day after the Distribution.

Cash in Lieu of Fractional Shares

If a U.S. holder receives cash in lieu of a fractional share of common stock in the Distribution, the U.S. holder will be treated as though it first received a distribution of the fractional share in the Distribution and then sold it for the amount of cash it actually receives. The U.S. holder will generally recognize capital gain or loss measured by the difference between the cash received for the fractional share and the tax basis in that fractional share, determined as described above. The capital gain or loss will be a long-term capital gain or loss if the U.S. holder’s holding period for the Kellogg ParentCo common stock, with respect to which the U.S. holder received the fractional share, is more than one year on the Distribution Date.

Tax Consequences for U.S. Holders if the Distribution Fails to Qualify for Non-recognition Treatment

If the Distribution does not qualify for non-recognition treatment, each U.S. holder who receives our common stock in the Distribution would generally be treated as receiving a distribution in an amount equal to the fair market value of our common stock it receives (including any fractional shares received), which would generally result in:

•

a taxable dividend to the extent of the U.S. holder’s ratable share of Kellogg ParentCo’s current and accumulated earnings and profits, as increased to reflect any gain recognized by Kellogg ParentCo on a taxable distribution;

•

a reduction in the U.S. holder’s basis (but not below zero) in Kellogg ParentCo common stock to the extent the amount received exceeds the U.S. holder’s share of Kellogg ParentCo’s earnings and profits; and

•

a taxable gain from the exchange of Kellogg ParentCo common stock to the extent the amount it receives exceeds both the U.S. holder’s share of Kellogg ParentCo’s earnings and profits and the basis in the U.S. holder’s Kellogg ParentCo common stock.

Information Reporting and Backup Withholding

Payments of cash in lieu of a fractional share of our common stock may, under certain circumstances, be subject to “backup withholding,” unless a holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the requirements of the backup withholding rules. Corporations and non-U.S. holders will generally be exempt from backup withholding but may be required to provide a certification to establish their entitlement to the exemption. Backup withholding does not constitute an additional tax but is merely an advance payment that may be refunded or credited against a holder’s U.S. federal income tax liability if the required information is supplied to the IRS.

U.S. Treasury regulations require each U.S. holder that immediately before the Distribution owned 5% or more (by vote or value) of the total outstanding stock of Kellogg ParentCo to attach to its U.S. federal income tax return for the year in which our common stock is received a statement setting forth certain information related to the Distribution.

DIVIDEND POLICY

Following the Spin-Off, WK Kellogg Co expects to pay cash dividends. The timing, declaration, amount and payment of any future dividends to shareholders will fall within the discretion of our Board. Our Board’s decisions regarding the payment of future dividends will depend on many factors, including our financial condition, earnings, capital requirements and debt service obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant. In addition, the terms of the agreements governing our existing debt or debt that we may incur in the future may limit or prohibit the payment of dividends. See “Risk Factors—Risks Related to Our Common Stock—We cannot assure shareholders that our Board will declare dividends in the future.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of July 1, 2023, on a historical basis and on a pro forma basis to give effect to the Spin-Off and the transactions related to the Spin-Off, as if they occurred on July 1, 2023. An explanation of the pro forma adjustments made to our historical unaudited combined balance sheet as of July 1, 2023 are discussed in the section of this Information Statement entitled “Unaudited Pro Forma Combined Financial Statements.”

The pro forma adjustments are based on the best information available as of the date of this Information Statement and assumptions that management believes are reasonable given the information available as of the date of this Information Statement. You should review the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our historical combined financial statements and the accompanying notes thereto and our unaudited pro forma combined financial statements and the accompanying notes thereto included elsewhere in this Information Statement. See “Unaudited Pro Forma Combined Financial Statements.”

We are providing the capitalization table for information purposes only. The capitalization table below may not reflect the capitalization or financial condition that would have resulted had we been operating as an independent, publicly traded company on July 1, 2023 and is not necessarily indicative of our future capitalization or financial condition.

	As of July 1, 2023
($ in millions, unaudited)	Actual	Pro Forma
Cash and cash equivalents(1)	$2	$95

Indebtedness:
Term Loan(2)	$—	495

Total indebtedness	$—	$495

Equity:
Common stock, par value $0.0001 per share, 1,000 million common shares and 50 million preferred shares authorized, 85,595,123(3) common shares issued and outstanding, pro forma	$—	$0
Capital in excess of par value	—	413
Accumulated other comprehensive income (loss)	(34)	(28)
Net investment by Kellogg ParentCo	684	—

Total equity	$650	$385

Total capitalization	$650	$880

(1)	See “Unaudited Pro Forma Combined Financial Statements” for a description of pro forma adjustments to cash and cash equivalents.
(2)

In connection with the Spin-Off, we expect to enter into a Credit Agreement, consisting of a $500 million term loan, $250 million delayed draw term loan and $350 million multicurrency revolving credit facility. We expect to issue $500 million of indebtedness under the term loan in connection with the completion of the Spin-Off. Debt issuance costs of $7 million is expected to be incurred, of which $5 million is related to the term loan and is reflected as a reduction in long-term debt, and $2 million is related to the revolving credit facility and is reflected in other assets, which is not presented in the table above. See “Description of Material Indebtedness” for further information.

(3)

We have estimated the number of outstanding shares of our common stock based on the number of shares of Kellogg ParentCo common stock outstanding as of August 1, 2023 of 342,380,495 and the distribution ratio of one share of our common stock for every four shares of Kellogg ParentCo common stock.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma combined financial statements should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, our audited combined financial statements and accompanying notes included elsewhere in this Information Statement and our unaudited combined financial statements and accompanying notes included elsewhere in this Information Statement.

The following unaudited pro forma combined financial information consists of unaudited pro forma combined statements of operations for the year-to-date period ended July 1, 2023 and year ended December 31, 2022, and an unaudited pro forma combined balance sheet as of July 1, 2023. The unaudited pro forma combined financial statements reflect certain known impacts as a result of our separation from Kellogg ParentCo.

The unaudited pro forma combined financial statements presented below have been derived from our historical unaudited combined financial statements for the year-to-date period ended July 1, 2023 and our historical audited combined financial statements for the year ended December 31, 2022 included in this Information Statement. The unaudited pro forma combined statement of operations for the year-to-date period ended July 1, 2023 and the year ended December 31, 2022 assumes that the Spin-Off and the related transactions described below occurred on January 2, 2022. The unaudited pro forma combined balance sheet as of July 1, 2023 assumes that the Spin-Off and the related transactions described below occurred on that date.

The unaudited pro forma combined financial statements have been prepared to include transaction accounting and autonomous entity adjustments to reflect the financial condition and results of operations of WK Kellogg Co as if it were a separate stand-alone entity. While the historical combined financial statements reflect the historical financial results of the Cereal Business, these unaudited pro forma combined financial statements give effect to the separation of that business into an independent, publicly traded company. The unaudited pro forma combined financial statements give effect to the Spin-Off and related transactions in accordance with Article 11 of the SEC’s Regulation S-X.

The unaudited pro forma combined financial statements give effect to the following:

•	the separation of assets and liabilities related to the Cereal Business and the transfer of those assets and liabilities to WK Kellogg Co;

•	the distribution of 100% of our issued and outstanding common stock by Kellogg ParentCo in connection with the Distribution;

•	the effect of post-separation capital structure, including debt issuance and cash transactions;

•

the impact of, and transactions contemplated by, the Separation and Distribution Agreement, the Employee Matters Agreement, the Supply Agreement, the Intellectual Property Agreements and the Tax Matters Agreement between us and Kellogg ParentCo and the provisions contained therein; and

•	the impact of the aforementioned adjustments on our income tax expense using statutory tax rates.

Additionally, management adjustments are presented in the explanatory footnotes to the unaudited pro forma combined statements of operations for the year-to-date period ended July 1, 2023 and fiscal year ended December 31, 2022 to provide supplemental information to understand synergies and dis-synergies that are expected to result from the Spin-Off, primarily comprising of incremental costs that WK Kellogg Co expects to incur as a standalone entity.

In connection with the separation, WK Kellogg Co will enter into a Transition Services Agreement with Kellogg ParentCo whereby Kellogg ParentCo will continue to provide WK Kellogg Co support functional services at a cost to WK Kellogg Co, including finance, information technology and infrastructure. Discussions regarding the

Transition Services Agreement are ongoing and will be completed prior to the Spin-Off. The adjustment for the Transition Services Agreement is not expected to have a material impact on pro forma net (loss) income for the year ended December 31, 2022 and the year-to-date period ended July 1, 2023 as the historical combined statement of operations for those periods already reflect allocations of costs for these services that are not expected to be materially different under the Transition Services Agreement.

The unaudited pro forma combined financial statements are for illustrative and informational purposes only and are not intended to represent or be indicative of what our financial condition or results of operations would have been had we operated historically as a company independent of Kellogg ParentCo or if the Spin-Off had occurred on the dates indicated. The historical combined financial statements of WK Kellogg Co have been derived from Kellogg ParentCo’s historical accounting records and reflect certain allocations of expenses from Kellogg ParentCo. All the allocations and estimates in such financial statements are based on assumptions that management believes are reasonable; however, these costs may not be representative of the costs we will incur in the future as an independent, publicly traded company. Accordingly, the historical combined financial statements do not necessarily represent the financial position or results of operations of WK Kellogg Co had it been operated as a standalone company during the periods or at the dates presented. Transaction accounting and autonomous entity adjustments have been reflected in the unaudited pro forma combined financial statements. The unaudited pro forma combined financial statements have been prepared using certain assumptions, as described in the accompanying notes, which management believes are reasonable based on the information currently available. The unaudited pro forma combined financial statements should not be considered representative of our future combined financial condition or combined results of operations.

Unaudited pro forma combined statement of operations – year-to-date period ended July 1, 2023

(millions, except per share data)	Historical	Transaction Accounting Adjustments	Note 1		Autonomous Entity Adjustments	Note 2		Pro Forma
Net sales	$1,420	$—			$(17)	(m)		$1,403
Cost of goods sold	1,048	—			(22)	(m), (n)		1,026
Selling, general and administrative expense	318	1	(j	)	—			319

Operating profit	$54	$(1)			$5			$58
Interest expense	—	18	(b	)	—			18
Other income (expense), net	15	—			—			15

Income before income taxes	$69	$(19)			$5			$55
Income tax expense (benefit)	16	(4)	(h	)	1	(o)		13

Net income	$53	$(15)			$4			$42

Per share amounts:
Basic earnings						(j	)	$0.49
Diluted earnings						(j	)	$0.49

Weighted average shares outstanding:
Basic						(j	)	86
Diluted						(j	)	86

See accompanying notes to unaudited pro forma combined financial statements

Unaudited pro forma combined statement of operations – year ended December 31, 2022

(millions, except per share data)	Historical	Transaction Accounting Adjustments	Note 1	Autonomous Entity Adjustments	Note 2	Pro Forma
Net sales	$2,695	$—		$(30)	(m)	$2,665
Cost of goods sold	2,064	7	(c), (d), (e), (k)	$(39)	(m), (n)	2,032
Selling, general and administrative expense	556	3	(e), (g), (j), (k)	—		559

Operating profit	$75	$(10)		$9		$74
Interest expense	—	37	(b)	—		37
Other income (expense), net	(101)	(12)	(c), (d)	—		(113)

(Loss) Income before income taxes	$(26)	$(59)		$9		$(76)
Income tax expense (benefit)	(1)	(14)	(h)	2	(o)	(13)

Net (loss) income	$(25)	$(45)		$7		$(63)

Per share amounts:
Basic loss					(j)	$(0.73)
Diluted loss					(j)	$(0.73)

Weighted average shares outstanding:
Basic					(j)	86
Diluted					(j)	86

See accompanying notes to unaudited pro forma combined financial statements

Unaudited pro forma combined balance sheet – as of July 1, 2023

(millions)	Historical	Transaction Accounting Adjustments	Note 1		Autonomous Entity Adjustments	Note 2	Pro Forma
Current assets
Cash and cash equivalents	$2	$93	(a), (b)				$95
Accounts receivable, net	240	(4)	(f)				236
Inventories, net	331						331
Other current assets	20	(6)	(f)				14

Total current assets	$593	$83					$676

Property, net	651	71	(g)				722
Goodwill	53	—					53
Other intangibles	57	—					57
Other assets	17	241	(b), (c), (d), (l)				258

Total assets	$1,371	$395					$1,766

Current liabilities
Current maturities of long-term debt	$—	$9	(b	)			$9
Accounts payable	434	—					434
Due to related parties	11	—					11
Accrued advertising and promotion	112	—					112
Accrued salaries and wages	34	1	(e)				35
Other current liabilities	48	4	(d), (f), (k), (l)				52

Total current liabilities	$639	$11					$653

Long-term debt	—	486	(b)				486
Deferred income taxes	63	47	(c), (d), (g), (h)				110
Pension and postretirement liability	15	104	(c), (d)				119
Other liabilities	4	9	(d), (l)				13
Commitments and contingencies
Equity
Net parent investment	684	(684)	(i)				—
Common Stock		—	(i)
Capital in excess of par value		413	(i)				413
Accumulated other comprehensive income (loss)	(34)	6	(c)				(28)

Total equity	$650	$(265)					$385

Total liabilities and equity	$1,371	$395					$1,766

See accompanying notes to unaudited pro forma combined financial statements

Notes to the unaudited pro forma combined financial statements

Note 1: Transaction Accounting Adjustments:

(a)

Reflects approximately $35 million of cash that is expected to be transferred to WK Kellogg Co pursuant to the terms of the Separation and Distribution Agreement, as of immediately prior to the Spin-Off, and $58 million of cash proceeds from the debt issuance, net of costs, of $493 million described in note (b) reduced by the $435 million expected cash distribution to Kellogg ParentCo in connection with the Spin-Off. This amount may be subject to increase or decrease depending on adjustments deemed appropriate by the parties, including but not limited to changes to the net proceeds from the financing transactions and the related cash distribution to Kellogg ParentCo in connection with the Spin-Off. See note (b).

(b)

In connection with the Spin-Off, WK Kellogg Co expects to enter into a Credit Agreement (the “Credit Agreement”), consisting of a $500 million term loan, $250 million delayed draw term loan, and $350 million multicurrency revolving credit facility (collectively, the “Credit Facility”). The unaudited pro forma combined balance sheet reflects indebtedness of approximately $500 million, consisting of the expected borrowings on the term loan at the completion of the Spin-Off, of which $9 million represents the current portion. Subject to net working capital and other asset and liability levels, the revolving credit facilities are not expected to be drawn at the completion of the Spin-Off. We expect to incur approximately $7 million of debt issuance costs, of which $5 million is related to the term loan and is reflected as a reduction in long-term debt, and $2 million is related to the revolving credit facility and is reflected in other assets.

Based on net working capital and other asset and liability levels consistent with the unaudited pro forma combined balance sheet as of July 1, 2023, WK Kellogg Co estimates approximately $435 million of the proceeds received from the issuance of debt would have been distributed to Kellogg ParentCo in connection with the Spin-Off. The cash distribution amount is subject to change based on the estimated net working capital and other asset and liability balances actually transferred to WK Kellogg Co in connection with the Spin-Off. Any increases in the cash distribution amount may be funded through additional borrowings.

Based on the terms set forth within “Description of Material Indebtedness”, for the purpose of preparation of the unaudited pro forma combined statement of operations for the year ended December 31, 2022 and the year-to-date period ended July 1, 2023, we have assumed a constant annual interest rate of 7.175%. The assumed constant interest rate is based on the Secured Overnight Financing Rate (“SOFR”) rate on August 4, 2023, plus an assumed margin of 1.875%, which is based on expected borrowings for both SOFR loans and alternate base rate loans. The unaudited pro forma combined statements of operations reflect estimated interest expense of $37 million and $18 million for the year ended December 31, 2022 and year-to-date period ended July 1, 2023, respectively, which includes the amortization of debt issuance costs.

A 1/8 percent change to the annual interest rate would change interest expense by less than $1 million for the year ended December 31, 2022 and year-to-date period ended July 1, 2023, respectively.

(c)

Reflects adjustments to pension obligations that will be transferred to WK Kellogg Co in connection with the Spin-Off in the amount of $116 million. Pension related assets of $2 million that were included in WK Kellogg Co’s historical unaudited combined financial statements and will not be transferred to WK Kellogg Co in connection with the Spin-Off have been removed from the unaudited pro forma combined balance sheet. The assets and obligations associated with such plans resulted in recognizing accumulated other comprehensive loss of $13 million, net of tax at July 1, 2023. The obligations associated with such plans will result in WK Kellogg Co recognizing $27 million of deferred tax assets, which has been reflected in the unaudited pro forma combined balance sheet as a decrease to deferred income taxes.

The historical combined statements of operations of WK Kellogg Co include expense allocations for various pension plans of Kellogg ParentCo, in which WK Kellogg Co employees participated. Based on the costs related to the plans that are being transferred to WK Kellogg Co as compared to allocations in the historical combined statement of operations, incremental expense of $1 million was recorded to cost of goods sold (“COGS”) and $8 million to other income (expense), net for the year ended December 31, 2022. For the year-to-date period ended July 1, 2023, the expense allocations included in the historical unaudited combined statement of operations was materially consistent with the balance of the plans being transferred to WK Kellogg Co and therefore no adjustments were required to the unaudited pro forma combined statement of operations for the year-to-date period ended July 1, 2023.

(d)

Reflects adjustments to nonpension postretirement obligations as of July 1, 2023 that will be transferred to WK Kellogg Co in connection with the Spin-Off. Related to our U.S. employees, assets net of obligations of $236 million associated with our postretirement health and welfare plans will be transferred to WK Kellogg Co based on an allocation methodology determined by first funding the transferred and retained obligations under the voluntary employee benefit association trusts at 110% of such amount of transferred and retained obligations and then allocating 39% of the remaining assets to WK Kellogg Co. The actual amount of such assets to be transferred to WK Kellogg Co in connection with the Spin-Off will be calculated in accordance with the above allocation based on the amount of assets at the time of the transfer. In addition, in connection with the Spin-Off, an additional $1 million liability related to our employees will be transferred to WK Kellogg Co related to other postretirement plans. Postretirement liabilities of $13 million that were included in WK Kellogg Co’s historical unaudited combined financial statements and will not be transferred to WK Kellogg Co in connection with the Spin-Off have been removed from the unaudited pro forma combined balance sheet. The assets and obligations associated with such plans resulted in recognizing accumulated other comprehensive income of $19 million, net of tax as of July 1, 2023. The assets and obligations associated with such plans will result in us recognizing $53 million of additional deferred income taxes, which has been reflected in the unaudited pro forma combined balance sheet. In addition to these nonpension postretirement assets and liabilities, postemployment liabilities in the amount of $5 million will be transferred to WK Kellogg Co in connection with the Spin-Off, and have accordingly been reflected as part of other liabilities in the unaudited pro forma combined balance sheet.

The historical combined statement of operations included expense allocations for various nonpension postretirement and postemployment plans of Kellogg ParentCo, in which WK Kellogg Co employees participated. Based on the costs related to the plans that are being transferred to WK Kellogg Co as compared to allocations in the historical combined statement of operations, incremental decrease of $1 million was recorded to COGS and an incremental expense of $4 million was recorded to other income (expense), net for the year ended December 31, 2022. For the year-to-date period ended July 1, 2023, the expense allocations included in the historical unaudited combined statement of operations was materially consistent with the balance of the plans being transferred to WK Kellogg Co and therefore no adjustments were required to be made to the unaudited pro forma combined statement of operations for the year-to-date period ended July 1, 2023.

(e)

Reflects $1 million of current accrued liabilities for retention bonuses related to the Spin-Off estimated to be payable by WK Kellogg Co after the Spin-Off, pursuant to the terms of Employee Matters Agreement. The income statement impact has been reflected in the unaudited pro forma combined statement of operations for the year ended December 31, 2022 for the additional charges we expect to incur between July 1, 2023 and the Spin-Off date of $3 million, recorded in COGS and selling, general and administrative expense. This amount may be subject to increase or decrease depending on employees with retention awards actually transferred to WK Kellogg Co in connection with the Spin-Off. These costs are not expected to recur after the Spin-Off.

(f)

In connection with the Spin-Off, Kellogg ParentCo is expected to retain all existing workers’ compensation and insurance plans as well as responsibility for any claims activity related to employees of WK Kellogg Co up through the completion of the Spin-Off. This adjustment reflects the removal of

$4 million of liabilities and $4 million of receivables related to the workers’ compensation and related insurance coverages and $6 million related to prepaid property insurance. Post Spin-Off, WK Kellogg Co will enter into separate workers’ compensation and insurance plans for its employees and properties respectively.

(g)

Reflects the impact of certain historically shared property and equipment that is not reflected in the historical combined balance sheet of WK Kellogg Co and will be transferred to WK Kellogg Co in connection with the Spin-Off, pursuant to the Separation and Distribution Agreement. The adjustment reflects the net book value of the property and equipment as of July 1, 2023 as well as an increase to deferred income taxes of $7 million.

The adjustment for depreciation is expected to decrease selling, general and administrative expense by $2 million in the unaudited pro forma statement of operations for the year ended December 31, 2022, as the historical costs allocated to WK Kellogg Co for the benefit of use of the shared property and equipment exceeded the depreciation expense on the specific property and equipment that will be transferred. For the year-to-date period ended July 1, 2023, the allocation of depreciation expense included in the historical unaudited combined statement of operations was materially consistent with the depreciation expense on the specific property and equipment that will be transferred to WK Kellogg Co. Accordingly, no adjustment was required to the unaudited pro forma combined statement of operations for the year-to-date period ended July 1, 2023.

(h)

Reflects the tax effects of the transaction accounting adjustments at the applicable statutory income tax rates. Since the adjustments are primarily expected to be incurred in the U.S., the statutory tax rate applied is approximately 23.5 percent. Further, certain tax attributes related to U.S. federal net operating losses will not be transferred to WK Kellogg Co, resulting in an increase to deferred income taxes of $14 million.

(i)

Represents the reclassification of Kellogg ParentCo’s net investment in WK Kellogg Co, including other pro forma adjustments, into common stock, par value $0.0001, and Capital in excess of par value to reflect the number of shares of WK Kellogg Co common stock expected to be outstanding at the distribution date. The assumed number of outstanding shares of common stock is based on the number of shares of Kellogg ParentCo common stock of approximately 342,380,495 outstanding as of August 1, 2023 and an assumed pro-rata distribution ratio of one share of WK Kellogg Co common stock for every four shares of Kellogg ParentCo common stock, which equates to approximately 85,595,123 WK Kellogg Co shares.

The adjustments to Capital in excess of par value is summarized below:

Adjustment	Note	($ in millions)
Cash transferred to WK Kellogg Co prior to Spin-Off, net of expected cash distribution to Kellogg ParentCo	(a), (b)	$(400)
Pension and postretirement plans, net of tax	(c), (d)	93
Retention bonus	(e)	(1)
Worker’s compensation and insurance	(f)	(6)
Property, net, net of tax	(g)	64
Tax impact	(h)	(14)
Net parent investment	(i)	684
Common stock issuance	(i)	–
Transaction costs	(k)	(7)

Total adjustment		$413

(j)

The weighted-average number of shares of our common stock used to compute basic earnings per share for the year-to-date period ended July 1, 2023 and the year ended December 31, 2022 is based on the number of weighted average Kellogg ParentCo common shares outstanding during the year-to-date period ended July 1, 2023 and year ended December 31, 2022, respectively, assuming a distribution ratio of one share of our common stock for every four shares of Kellogg ParentCo common stock.

In connection with the Spin-off, approximately 169,475 restricted stock units and contingently issuable performance shares of Kellogg ParentCo will be converted to WK Kellogg Co awards. The impact of these awards on the calculation of diluted earnings per share is insignificant for the year-to-date period ended July 1, 2023 and the year ended December 31, 2022. These awards are classified as equity settled stock-based payment arrangements and will vest at the end of a three-year period from the date of grant. Incremental stock option expense related to the granting of these restricted stock units and contingently issuable performance shares has been reflected in selling, general and administrative expense of $2 million and $1 million, respectively, for the year ended December 31, 2022 and the year-to-date period ended July 1, 2023 based on grant date fair values and vesting conditions.

For the year-to-date period ended July 1, 2023, the number of shares to compute diluted earnings per share is based on the estimated basic shares of WK Kellogg Co common stock plus shares related to the assumed vesting of restricted stock units and contingently issuable performance shares granted.

For the year ended December 31, 2022, the weighted average number of shares used to compute diluted loss per share is based on the weighted average number of basic shares of our common stock since the company had a net loss for the year ended December 31, 2022. The actual future impact of potential dilution from stock-based awards granted to our employees under Kellogg ParentCo equity plans will depend on various factors, including employees who may change employment from one company to another.

(k)

All transaction costs incurred in 2022 and until July 1, 2023 related to the Spin-Off are included in our historical combined financial statements. The pro forma adjustments for the year ended December 31, 2022 include estimates for additional charges we expect to incur between July 1, 2023 and the Spin-Off date of $7 million, recorded in COGS and SGA, related to estimated business separation and supply chain related charges. A corresponding adjustment was recorded to other current liabilities for this amount. Actual amounts may differ from these estimates. These costs are not expected to recur beyond 12 months after the Spin-Off.

(l)

Reflects the net impact of lease arrangements with third parties and sub-lease arrangements with Kellogg ParentCo for administrative buildings and vehicles that have been entered into or will be entered into prior to the Spin-Off. These adjustments record the operating right-of-use assets and related operating lease liabilities based on the estimated present value of the lease payments over the lease term. There is no impact to the unaudited pro forma combined statement of operations as lease expense is expected to be materially consistent with facilities charges included in our historical combined statement of operations.

Note 2: Autonomous Entity Adjustments:

(m)

Reflects the effect of the Supply Agreement that WK Kellogg Co and Kellogg ParentCo will enter into prior to the Spin-Off. The historical combined statement of operations reflects certain net sales and cost of goods sold pursuant to pre-existing intercompany arrangements between WK Kellogg Co and Kellogg ParentCo. Sales of product from WK Kellogg Co to Kellogg ParentCo are expected to cease following the Spin-Off. Accordingly, net sales and cost of goods sold has been adjusted for the year ended December 31, 2022 and year-to-date period ended July 1, 2023 related to these product sales.

The commercial terms in the Supply Agreement related to the purchases of product from Kellogg ParentCo by WK Kellogg Co after the Spin-Off are not expected to have a material impact on pro forma cost of goods sold for the year ended December 31, 2022 and the year-to-date period ended July 1, 2023 as the historical related party cost of goods reflect pricing terms that are materially consistent to those set forth in the Supply Agreement.

(n)

Reflects the removal of royalty charges related to intellectual property usage that were historically paid by WK Kellogg Co to Kellogg ParentCo. Such royalty payments will no longer be required post Spin-Off as the usage of shared intellectual property has been agreed to be on a royalty-free basis pursuant to the terms of the Intellectual Property Agreements expected to be entered into in connection with the Spin-Off.

(o)

Reflects the tax effects of the autonomous entity adjustments at the applicable statutory income tax rates. Since the adjustments are primarily expected to be incurred in the U.S., the statutory tax rate applied is approximately 23.5 percent.

Note 3: Management Adjustments:

The historical combined financial statements include expense allocations for certain corporate functions performed on our behalf by Kellogg ParentCo, including information technology, finance, selling and marketing, executive oversight, human resources and legal. WK Kellogg Co received the benefit of economies of scale as a business unit within Kellogg ParentCo’s overall centralized model, however, in establishing these support functions independently, the expenses will differ from the expense allocations from Kellogg ParentCo included within our historical combined financial statements.

The costs that WK Kellogg Co plans to incur are based on the expected organizational and cost structure as a standalone company. In order to determine the impact of the synergies and dis-synergies, WK Kellogg Co prepared a detailed assessment of personnel costs based on the estimated resources and associated costs required as a baseline to stand up WK Kellogg Co as a standalone public company.

In addition to personnel costs, estimated non-personnel third party support costs in each function were considered, which included business support functions and corporate overhead charges previously shared with Kellogg ParentCo. Estimated non-personnel third party support costs were determined by estimating third party spend in each function, and include the costs associated with outside services supporting information technology, finance, selling and marketing, executive oversight, human resources and legal. This process was used by all functions and resulted in incremental costs for certain functions partially offset by lower costs in certain other functions than the corporate allocations included in our historical combined financial statements.

Management believes that these additional cost estimates are reasonable and representative of the baseline costs, expected to be incurred within twelve months from the date of Spin-off, to stand up WK Kellogg Co as a public company. However, actual costs that will be incurred could be different from these estimates. Management believes the presentation of these adjustments is necessary to enhance an understanding of the pro forma effects of the Spin-Off. The pro forma financial information below reflects all adjustments that are, in the opinion of management, necessary to provide a fair statement of the pro forma financial information, aligned with the assessment described above. If WK Kellogg Co decides to increase or reduce resources or invest more heavily in certain areas in the future, that will be part of its discretionary future decisions and any incremental costs associated with these activities have not been included in the management adjustments below.

These management adjustments include forward-looking information. See “Cautionary Statement Concerning Forward-Looking Statements.”

The tax effect has been determined by applying the applicable statutory tax rates of 23.5% to the aforementioned adjustments for the periods presented.

The below table includes the synergies and dis-synergies and the cumulative impact on pro forma net income and pro forma earnings per share as well as the basis for each adjustment and specific method used to estimate the adjustment:

$ in millions, except per share amounts			Year-to-date period ended July 1, 2023	Year ended December 31, 2022
Pro forma net income (loss)*			$42	$(63)
Management’s adjustments
Synergies:
Corporate support functions personnel costs	(i	)	10	26
Corporate support functions non-personnel costs	(ii	)	8	13
Dis-synergies:
Corporate support functions personnel costs	(iii	)	(7)	(8)
Corporate support functions non-personnel costs	(iv	)	(29)	(59)

Total management adjustments			(18)	(28)
Tax effect	(v)		4	7

Pro forma net income (loss) after management adjustments			$28	$(84)

Per share amounts:
Basic earnings			$0.33	$(0.98)
Diluted earnings			$0.33	$(0.98)

Weighted average shares outstanding:
Basic			86	86
Diluted			86	86

* As shown in the unaudited pro forma combined statement of operations

(i)

In operating as a separate standalone company with a flatter organizational structure, synergies are expected in the form of lower personnel costs in selling and marketing and executive oversight functions.

(ii)

In operating as a separate standalone company with a flatter cost structure, synergies are expected in the form of lower third-party non-personnel costs related to finance and executive oversight functions.

(iii)	Reflects dis-synergies related to increased personnel costs primarily related to establishing legal, finance and supply chain and operations functions.
(iv)	Reflects dis-synergies primarily related to increased third-party costs expected in selling and marketing, IT and supply chain and operations functions.
(v)	Reflects the tax effect of management adjustments using the applicable statutory tax rates of 23.5% for all periods presented.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) for the fiscal year-to-date periods ended July 1, 2023 and July 2, 2022 and the fiscal years ended December 31, 2022, January 1, 2022 and January 2, 2021, should be read as a supplement to, and should be read in conjunction with, our historical combined financial statements and the accompanying notes thereto included elsewhere in this Information Statement as well as the information presented under “Selected Historical Combined Financial Data” and “Unaudited Pro Forma Combined Financial Statements.” The following MD&A relates to the North American Cereal Business of Kellogg Company, which is referred to throughout this MD&A as “WK Kellogg Co”, “the Company”, “we”, “us” or “our.” The following discussion may contain forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those factors discussed below and elsewhere in this information statement, particularly in “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors.”

Our MD&A references consumption and net sales in discussing our sales trends for certain categories and brands. We record net sales upon delivery of shipments to our customers. Consumption and category share data noted within is based on Nielsen eXtended All Outlet Combined or other comparable sources, for the applicable period. Consumption refers to consumer purchases of our products from our customers. Unless otherwise noted, consumption and shipment trends are materially consistent.

Business Overview

WK Kellogg Co is an iconic North American cereal company with a differentiated portfolio of brands that have delighted our consumers for over a century. As a leading manufacturer, marketer and distributor of branded ready-to-eat cereal, we endeavor to provide consumers with high-quality products while promoting consumer health and wellbeing. Our products are manufactured by us in the United States, Mexico, and Canada and marketed in the United States, Canada, and the Caribbean.

Iconic brands used in our business include Frosted Flakes, Special K, Froot Loops, Raisin Bran, Frosted Mini- Wheats, Rice Krispies, Kashi, Corn Flakes and Apple Jacks, among many others. We believe our long-standing success is attributable to the strength the brands used in connection with the Cereal Business, our category expertise and over a century of institutional knowledge, all of which has created a diverse portfolio of Cereals that are intended to enhance the lives of our consumers. Our product offerings are well diversified across the cereal sub-categories of taste, wellness and balance, with strong consumer appeal across the spectrum of ages and demographics. The scale of our portfolio is evident as we are the second largest seller of ready-to-eat cereals in the United States with a 28% share of retail sales for the 52-week period ended July 1, 2023 and the leading player in Canada’s cereal market, with 38% category share over that same period. According to data provided by Nielsen, for the year to date period ended June 30, 2023, we were the number one seller of ready-to-eat cereals in Puerto Rico with a 38% category share. As of July 1, 2023, nine of the top 20 brands in the cereal category across the United States and Canada are Kellogg brands. Our founding Corn Flakes brand is still to this day a top 20 cereal brand in the United States and Canada as of July 1, 2023, while Frosted Flakes introduced in 1952 is the third largest in the category across the United States and Canada as of July 1, 2023. The WK Kellogg Co brand portfolio has expanded over time as a result of breakthrough marketing and innovation campaigns.

Our products are manufactured through our production platform consisting of six primary facilities that we expect to own upon consummation of the Spin-Off and sold through a variety of channels such as grocery stores, mass merchandisers, club stores, and drug stores.

Separation from Kellogg ParentCo

On June 21, 2022, Kellogg Company (“Kellogg ParentCo”) announced its intent to separate its business and operations conducted by Kellogg ParentCo in North America prior to the Distribution relating to (i) the development, production, packaging, distribution, marketing, licensing or sale of ready-to-eat cereal, hot cereal, muesli, and granola (other than RXBAR-branded granola), cereal-based snacks and cookies (other than Rice Krispies-branded snacks and Special K-branded cookies) and other food and beverage products produced under certain cereal brands and, (ii) the licensing of certain brands and related trademarks within North America to unaffiliated third parties for non-food and beverage applications (referred to collectively as the “Cereal Business”), via tax-free spin-off, with a target to complete the transaction by the end of 2023, resulting in two independent public companies, each better positioned to unlock their full standalone potential. Directly or indirectly through our subsidiaries, we will hold certain assets and liabilities of the Cereal Business after the Spin-Off. Each holder of Kellogg ParentCo common stock will receive one share of common stock of WK Kellogg Co for every four shares of Kellogg ParentCo common stock held as of the close of business on the record date of the Distribution. Following the Spin-Off, Kellogg ParentCo will retain no ownership in WK Kellogg Co. For additional information, see “The Spin-Off” included elsewhere in this Information Statement.

In advance of our separation from Kellogg ParentCo, we intend to enter into a Separation and Distribution Agreement and several other agreements with Kellogg ParentCo related to the Spin-Off. These agreements will govern the relationship between Kellogg ParentCo and us up to and after completion of the Spin-Off and allocate between Kellogg ParentCo and us various assets, liabilities, rights and obligations, including with respect to employee benefits, intellectual property and tax. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions-Agreements with Kellogg ParentCo.”

In addition, we will also enter into certain Intellectual Property Agreements with Kellogg ParentCo that will provide for the ownership, licensing and other terms relating to the trademarks currently used in the Cereal Business as well as certain other trademarks. We will sell some products under brands we plan to license from Kellogg ParentCo. We describe these arrangements in greater detail within “Certain Relationships and Related Party Transactions—Agreements with Kellogg ParentCo.”

In connection with the Spin-Off, we anticipate having $500 million in new debt, which would result in additional interest expense in future periods. See “Unaudited Pro Forma Combined Financial Statements.”

Kellogg ParentCo believes that separating the Cereal Business into a standalone publicly-traded company will significantly enhance the long-term growth and return prospects of Kellogg ParentCo and WK Kellogg Co and offer substantially greater long-term value to shareholders, customers and employees of each company. In addition, the separation of the Cereal Business from the Kellogg ParentCo Business via the Spin-Off will better position each company to:

•	Focus on their distinct strategic priorities, with financial targets that best fit their own markets and opportunities;

•	Execute with increased agility and operational flexibility, enabling more focused allocation of capital and resources in a manner consistent with those strategic priorities;

•	Realize improved outlooks for profitable growth; and

•	Shape distinctive corporate cultures, rooted in Kellogg ParentCo’s strong values, and rewarding career paths for employees of each company.

Basis of Presentation

We have historically operated as part of Kellogg ParentCo and not as a standalone company. The accompanying audited combined financial statements for the fiscal years ended December 31, 2022, January 1, 2022 and January 2, 2021 and unaudited combined financial statements for the year-to-date period ended July 1, 2023 and July 2, 2022 were prepared on a stand-alone basis derived from the consolidated financial statements and accounting records of Kellogg ParentCo. These financial statements reflect the combined historical results of operations, financial position and cash flows of the Cereal Business in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

These combined financial statements are presented as if WK Kellogg Co had been carved out of Kellogg ParentCo and had been combined for all periods presented. The combined financial statements include the attribution of certain assets and liabilities that have been held at Kellogg ParentCo but which are specifically identifiable or attributable to the business being transferred to WK Kellogg Co. The assets and liabilities in the carve-out financial statements have been presented on a historical cost basis, as immediately prior to the distribution of all of the assets and liabilities presented are wholly owned by Kellogg ParentCo and are being transferred to WK Kellogg Co at carry-over basis.

All significant intercompany transactions within WK Kellogg Co have been eliminated. All transactions between WK Kellogg Co and Kellogg ParentCo are considered to be effectively settled in the combined financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the Combined Statement of Cash Flows as a financing activity and in the Combined Balance Sheet as net parent investment.

These combined financial statements include expense allocations for: (1) contract manufacturing, product warehousing and distribution; (2) a combined sales force and management team; (3) certain support functions that are provided on a centralized basis within Kellogg ParentCo, including, but not limited to executive oversight, treasury, finance, internal audit, legal, information technology, human resources, communications, facilities, and compliance; and (4) employee benefits and compensation, including stock based compensation. These expenses have been allocated to WK Kellogg Co on the basis of direct usage where identifiable, with the remainder allocated on a basis of gross sales value, production pounds, headcount or other applicable measures. For an additional discussion and quantification of expense allocations see Note 10 of the Notes to the combined financial statements included elsewhere in this Information Statement.

Management believes the assumptions underlying these combined financial statements, including the assumptions regarding allocated expenses, reasonably reflect the utilization of services provided to or the benefit received by WK Kellogg Co during the periods presented. Nevertheless, the combined financial statements may not reflect the results of operations, financial position and cash flows had WK Kellogg Co been a standalone company during the periods presented. Actual costs that we may have incurred had we been a standalone company would depend on a number of factors, including the chosen organization structure, whether functions were outsourced or performed by our employees and strategic decisions made in areas such as manufacturing, selling and marketing, research and development, information technology and infrastructure.

Debt obligations and related financing costs of Kellogg ParentCo have not been included in the combined financial statements of WK Kellogg Co, because WK Kellogg Co is not a party to the obligation between Kellogg ParentCo and the debtholders. In connection with the Spin-Off, we anticipate having $500 million in new debt, which would result in additional interest expense in future periods. See “Unaudited Pro Forma Combined Financial Statements” included elsewhere in this Information Statement.

The income tax provision in the combined statement of operations has been calculated as if WK Kellogg Co was operating on a standalone basis and filed separate tax returns in the jurisdiction in which it operates. Therefore cash tax payments and items of current and deferred taxes may not be reflective of WK Kellogg Co’s actual tax balances prior to or subsequent to the Spin-Off.

Our fiscal year normally ends on the Saturday closest to December 31 and as a result, a 53rd week is added approximately every sixth year. Our 2022 and 2021 fiscal years contained 52 weeks and ended on December 31, 2022 and January 1, 2022, respectively. Our 2020 fiscal year ended on January 2, 2021 and included a 53rd week. While quarters normally consist of 13-week periods, the fourth quarter of fiscal 2020 included a 14th week.

Key Factors Affecting Our Business

We believe key industry and economic factors that are impacting our business include the following:

COVID-19. Since the World Health Organization categorized the novel coronavirus (COVID-19) as a pandemic in March 2020, our key objectives were to (1) protecting the health and safety of our employees, (2) safely producing and delivering our foods to customers and consumers, and (3) supporting the communities in which we operate.

We continued to actively monitor COVID-19 and adjust mitigation strategies as necessary to address changing health, operational or financial risks. During the first year of the pandemic, we experienced a significant increase in demand for food for at-home consumption. While this demand moderated in 2021, we continued to manage our production capacity during this period of volatility. We monitored the business for adverse impacts of the pandemic, including reduced demand in our away from home business, supply-chain disruptions, including bottlenecks and shortages of materials, labor, and freight that have required us to pursue alternative sources, incremental capacity, temporary labor and other incremental costs to maintain food supply. In the event we experienced adverse impacts from the above or other factors, we would also have evaluated the need to perform interim impairment tests of our goodwill, indefinite lived intangible assets, and property, plant and equipment. There can be no assurance that volatility and/or disruption in the capital and credit markets will not impair our ability to access these markets on terms acceptable to us, or at all.

Supply chain challenges. We have experienced supply chain disruptions including economy-wide bottlenecks and shortages of materials, labor, and freight that have led to increasing prices of raw materials and labor as well as limitations on shipping capacity. We have worked to offset these challenges through productivity and revenue growth management initiatives. Additionally, we were adversely impacted by a fire at one of our facilities in late July, 2021, followed by an unrelated strike of approximately 1,400 employees at our four U.S. plants, which began in early October 2021 and ended in late December of the same year. Both of these events resulted in operational and financial impacts that extended into the first quarter of 2022.

Inflationary pressures. Events such as the COVID-19 pandemic have resulted in certain impacts to the global economy, including market disruptions, supply chain challenges, and inflationary pressures. Like the rest of the industry and economy, the Company experienced a sharp increase in input costs beginning in 2021, ranging from ingredients and packaging, to energy, freight, and labor. The increase in input costs has persisted through our fiscal year 2022 and into our fiscal 2023. The Company mostly offset the dollar impact of this input-cost inflation through the execution of productivity initiatives and the implementation of revenue growth management actions to realize price. In addition to input-cost inflation, the industry and economy also experienced widespread bottlenecks and shortages of labor and materials, creating substantial inefficiencies and incremental costs. For the Company, these inefficiencies and costs had a significant impact on profit margins in the first half of 2021. In the second half of 2021, the bottlenecks and shortages were supplanted by a significant Company-specific interruption in production, first because of a fire that temporarily shut down one of our U.S. plants, and then by a three-month labor strike in all four of our U.S. plants. The fire and strike combined to negatively impact results through depleted inventory, lost net sales, lost fixed-cost absorption, and incremental costs during the second half of 2021 and into the first quarter of 2022, though such negative impacts were partially offset by curbed commercial investment and reduced overhead.

Additionally, Kellogg ParentCo has historically used a combination of long-term contracts with suppliers, and exchange-traded futures and option contracts to reduce price fluctuations in a desired percentage of forecasted raw material purchases over a duration of generally less than 18 months. We have participated in this hedging program and the combined statement of operations reflects a reasonable allocation of the impacts of our participation in Kellogg ParentCo’s hedging program.

The war in Ukraine and the related sanctions have increased global economic and geopolitical uncertainty. WK Kellogg Co is a North American focused company with no direct exposure to Russia or Ukraine. However, sanctions imposed by the United States on Russian oil and gas imports, as well as disruption to Ukraine’s wheat and other agricultural supply due to the ongoing military conflict, is causing further inflation of our commodity costs.

We expect supply pressures, supply chain and logistics delays, and other disruptions to continue throughout 2023, though we are unable to predict the impact such disruptions may have on our future results.

Highly competitive environment. Our business is concentrated primarily in a single product category that faces intense competition. The principal aspects of our business where we experience competition include brand recognition, taste, nutritional value, price, promotion, innovation, shelf space and customer service. We have competition from both branded and private label product offerings. Our ability to successfully compete in the marketplace is dependent on our strategic execution on the items above.

Challenging retail environment. Our business is largely concentrated in the traditional retail grocery trade with a significant percentage of our sales coming from a small group of large U.S. retail customers. The U.S. retail environment continues to face further consolidation. We must leverage our marketing expertise, product innovation and category leadership position to respond to our customers and provide high service levels.

These factors contribute to a market environment of intense competition, constant product innovation and continuing cost pressure that creates a challenging commercial and economic environment. We evaluate these factors as we develop and execute our strategies. For more information on the risk factors affecting our business, see “Risk Factors” in this Information Statement.

Non-GAAP Financial Measures

This Information Statement includes non-GAAP financial measures that we provide to management and investors that exclude certain items that we do not consider part of on-going operations. Items excluded from our non-GAAP financial measures are discussed in the “Significant items impacting comparability” section included in this MD&A. Our management team consistently utilizes a combination of GAAP and non-GAAP financial measures to evaluate business results, to make decisions regarding the future direction of our business, and for resource allocation decisions. As a result, we believe the presentation of both GAAP and non-GAAP financial measures provides investors with increased transparency into financial measures used by our management team and improves investors’ understanding of our underlying operating performance and in their analysis of ongoing operating trends. All historic non-GAAP financial measures have been reconciled with the most directly comparable GAAP financial measures.

Non-GAAP financial measures used for evaluation of performance include adjusted operating profit, adjusted gross profit, adjusted gross margin, and adjusted net income. These non-GAAP financial measures may not be comparable to similar measures used by other companies.

Adjusted: gross profit, gross margin, operating profit and net income: We adjust the GAAP financial measures to exclude the effect of restructuring programs, separation costs, mark-to-market adjustments for pension plans (service cost, interest cost, expected return on plan assets, and other net periodic pension costs are not excluded), commodity contracts, and certain foreign currency contracts, and other costs impacting comparability resulting in adjusted gross profit, gross margin, operating profit, and net income. We excluded the items which we believe may obscure trends in our underlying profitability. By providing these non-GAAP profitability measures, management intends to provide investors with a meaningful, consistent comparison of WK Kellogg Co’s profitability measures for the periods presented. Management uses these non-GAAP financial measures to evaluate the effectiveness of initiatives intended to improve profitability, as well as to evaluate the impacts of inflationary pressures and decisions to invest in new initiatives.

These measures have not been calculated in accordance with GAAP and should not be viewed as a substitute for GAAP reporting measures. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures, and not to rely on any single financial measure to evaluate our business.

Significant Items Impacting Comparability

Mark-to-Market

We recognize allocations of mark-to-market adjustments for pension and postretirement benefit plans, commodity contracts, and certain foreign currency contracts as incurred. Actuarial gains/losses for pension plans are recognized in the year they occur. Changes between contract and market prices for commodity contracts and certain foreign currency contracts result in gains/losses that are recognized in the quarter they occur. We recorded a pre-tax mark-to-market loss of $10 million in the year-to-date period ended July 1, 2023 and a mark-to-market loss of $4 million in the year-to-date period ended July 2, 2022. Included within the aforementioned totals was a pre-tax mark-to-market gain of $9 million for pension plans for the year-to-date period ended July 2, 2022.

Additionally, we recognized a loss of $192 million in 2022, a gain of $65 million in 2021 and a loss of $53 million in 2020. Included within the aforementioned totals was a pre-tax mark-to-market loss for pension plans of $183 million in 2022, a gain of $77 million in 2021 and a loss of $51 million in 2020.

Separation Costs

The Company incurred pre-tax charges related to the planned separation from Kellogg ParentCo, primarily related to legal and consulting costs, of $61 million in the year-to-date period ended July 1, 2023, and $1 million in the year-to-date period ended July 2, 2022. Additionally, we recorded separation costs of $26 million for fiscal year ended 2022.

Business and Portfolio Realignment

One-time costs were related primarily to a reconfiguration of our supply chain network designed to drive increased productivity. As a result, we incurred pre-tax charges, primarily related to reorganizations of $1 million during the year-to-date period ended July 1, 2023. Additionally, we recorded costs of $4 million during the year-to-date periods ended July 2, 2022. We also recorded costs of $8 million in 2022, $7 million in 2021 and $1 million in 2020.

Financial Results

Fiscal year-to-date period ended July 1, 2023 compared to fiscal year-to-date period ended July 2, 2022

Net Sales and Operating Profit

The following tables provide an analysis of net sales and operating profit performance for the fiscal year-to-date period ended July 1, 2023 versus the fiscal year-to-date period ended July 2, 2022:

(millions)	2023	2022
Reported net sales	$1,420	$1,313

% change - 2023 vs. 2022:
Reported net sales growth	8.1%

Volume (tonnage)	(7.8)%
Pricing/mix	15.9%

(millions)	2023	2022
Reported operating profit	$54	$76
Mark-to-market	(10)	(4)
Separation costs	(61)	(1)
Business and portfolio realignment	(1)	(4)

Adjusted operating profit	$126	$85

% change - 2023 vs. 2022:
Reported growth	(28.6)%
Mark-to-market	(9.3)%
Separation costs	(76.3)%
Business and portfolio realignment	5.6%

Adjusted operating profit growth	51.4%

For more information on the reconciling items in the table above, please refer to the “Significant items impacting comparability” section.

Reported net sales increased approximately 8% due to revenue growth management initiatives designed to cover rising input-cost inflation which resulted in favorable price/mix of approximately 16%. Volume decreased approximately 8% compared to the prior year, reflecting price elasticity and lapping the prior year replenishment of retailer inventory levels following the 2021 fire and strike.

Reported operating profit decreased approximately 29% as the impact of higher net sales was more than offset by unfavorable mark-to-market resulting from changes in commodity prices of $6 million, incremental separation costs of $60 million, and an increase in advertising and promotion of approximately $49 million from the prior year-to-date period due to the slow ramp up of commercial activities in the first half of 2022 following the fire and strike in late 2021.

Adjusted operating profit increased approximately 51%, after excluding the unfavorable impacts of mark-to-market totaling $6 million and separation costs of $60 million.

Selling, General, and Administrative Expense

Selling, general, and administrative expense increased by 47% to $317 million in the year-to-date period ended July 1, 2023 compared to $215 million in the year-to-date period ended July 2, 2022. Expense for the year-to-date period ended July 1, 2023 and the year-to-date period ended July 2, 2022 was 22% and 16% of net sales, respectively. The increase was due primarily to $43 million of incremental separation costs in the year-to-date period ended July 1, 2023 and a $49 million increase in advertising and promotion expense due to the slow ramp up of commercial activities in the first half of 2022 following the fire and strike in late 2021.

Selling, general, and administrative expense also includes expense allocations for product distribution; a combined sales force and management; certain support functions that are provided on a centralized basis within Kellogg ParentCo, including, but not limited to executive oversight, treasury, finance, internal audit, legal, information technology, human resources, communications, facilities, and compliance; and employee benefits and compensation, including stock based compensation.

Margin Performance

2023 versus 2022 gross margin performance for the year-to-date period ended July 1, 2023 and July 2, 2022 was as follows:

			Change vs. prior year (pts.)
	2023	2022
Reported gross margin (a)	26.2%	22.2%	4.0
Mark-to-market	(0.7)%	(0.3)%	(0.4)
Separation costs	(1.2)%	—%	(1.2)
Business and portfolio realignment	(0.1)%	(0.3)%	0.2

Adjusted gross margin	28.2%	22.8%	5.4

For information on the reconciling items in the table above, please refer to the “Significant items impacting comparability” section.

(a)	Reported gross margin as a percentage of net sales. Gross margin is equal to net sales less cost of goods sold.

Our year-to-date period ended July 1, 2023 and year-to-date period ended July 2, 2022 adjusted gross profit is reconciled to the most comparable U.S. GAAP measure as follows:

(dollars in millions)	2023	2022
Reported gross profit (a)	$372	$291
Mark-to-market	(10)	(4)
Separation costs	(17)	—
Business and portfolio realignment	(1)	(4)

Adjusted gross profit	$400	$299

For more information on the reconciling items in the table above, please refer to the “Significant items impacting comparability” section.

(a)	Gross profit is equal to net sales less cost of goods sold.

Reported gross margin for the year-to-date period ended July 1, 2023 increased 400 basis points compared to the year-to-date period ended July 2, 2022 as 2023 was favorably impacted by revenue growth management initiatives partially offset by unfavorable mark-to-market impacts totaling $6 million and incremental separation costs of $17 million.

Adjusted gross margin increased 540 basis points after excluding the unfavorable impact of mark-to-market totaling $6 million and separation costs of $17 million.

Other Income (Expense)

Other income (expense) consists primarily of allocated pension and postretirement benefit plan related mark-to-market, interest cost, and expected return on plan assets.

For the year-to-date period ended July 1, 2023 other income (expense) decreased by 74% to $15 million compared to $57 million in the year-to-date period ended July 2, 2022. The decrease was due primarily to lower expected returns on plan assets in the current year-to-date period due to a decrease in plan asset values during 2022. Pension and postretirement benefit plan income included in other income (expense) decreased from $58 million for the year-to-date period ended July 2, 2022 to $20 million for the year-to-date period ended July 1, 2023.

Income Tax Expense

The effective tax rate for the year-to-date periods ended July 1, 2023 and July 2, 2022 was 23.2% and 21.9%, respectively. The increase in effective tax rate is primarily attributable to increased non-deductible transaction costs. Further, the effective tax rate for both periods was impacted by state and local income taxes and the differential of WK Kellogg Co’s foreign statutory tax rates from the U.S. federal statutory tax rate.

Net Income

	Year-to-date period ended
Combined results (millions)	July 1, 2023	July 2, 2022
Reported net income attributable to WK Kellogg Co	$53	$104
Mark-to-market (pre-tax)	(10)	5
Separation costs (pre-tax)	(61)	(1)
Business and portfolio realignment (pre-tax)	(1)	(4)
Income tax impact applicable to adjustments, net*	17	—

Adjusted net income attributable to WK Kellogg Co	$108	$104

For more information on the reconciling items in the table above, please refer to the “Significant items impacting comparability” section.

*	Represents the estimated income tax effect on the reconciling items, using weighted-average statutory tax rates, depending upon the applicable jurisdiction.

Financial Results

Full year 2022 compared to 2021

Net Sales and Operating Profit

The following tables provide an analysis of net sales and operating profit performance for the year 2022 versus 2021:

(millions)	2022	2021
Reported net sales	$2,695	$2,460

% change - 2022 vs. 2021:
Reported net sales growth	9.6%

Volume (tonnage)	(0.1)%
Pricing/mix	9.7%

(millions)	2022	2021
Reported operating profit	$75	$37
Mark-to-market	(9)	(11)
Separation costs	(26)	—
Business and portfolio realignment	(8)	(7)

Adjusted operating profit	$118	$55

% change - 2022 vs. 2021:
Reported growth	102.7%
Mark-to-market	27.7%
Separation costs	(54.2)%
Business and portfolio realignment	14.6%

Adjusted operating profit growth	114.6%

For more information on the reconciling items in the table above, please refer to the “Significant items impacting comparability” section.

Reported net sales increased approximately 10% due to revenue growth management initiatives designed to cover rising input-cost inflation resulting in favorable price/mix of approximately 10%. Volume was flat compared to the prior year.

Reported operating profit increased 103% due primarily to the impact of higher net sales and resulting higher gross profit due to a faster-than-expected recovery in our U.S. cereal business following the 2021 fire and strike. Operating profit also improved due to a decrease in advertising and promotion expense of approximately $43 million from the prior year due to the slow ramp up of commercial activities in the first half of 2022 following the fire and strike in late 2021.

These impacts to operating profit were partially offset by incremental separation costs of $26 million.

Selling, General, and Administrative Expense

Selling, general, and administrative expense increased to $556 million in 2022 compared to $539 million in 2021. Selling, general and administrative expense for 2022 and 2021 was 21% and 22% of net sales, respectively. The increase was due primarily to a $60 million increase in allocated corporate overhead, including $26 million in separation costs, and allocated research and development costs. These increases were partially offset by a $43 million decrease in advertising and promotion expense due to the slow ramp up of commercial activities following the 2021 fire and strike.

Selling, general, and administrative expense also includes expense allocations for product distribution; a combined sales force and management; certain support functions that are provided on a centralized basis within Kellogg ParentCo, including, but not limited to, executive oversight, treasury, finance, internal audit, legal, information technology, human resources, communications, facilities, and compliance; and employee benefits and compensation, including stock based compensation.

Margin Performance

2022 versus 2021 gross margin performance was as follows:

			Change vs. prior year (pts.)
	2022	2021
Reported gross margin (a)	23.4%	23.4%	—
Mark-to-market	(0.3)%	(0.5)%	0.2
Separation costs	(0.1)%	—%	—
Business and portfolio realignment	(0.3)%	(0.2)%	(0.1)

Adjusted gross margin	24.1%	24.1%	—

For information on the reconciling items in the table above, please refer to the “Significant items impacting comparability” section.

(a)	Reported gross margin as a percentage of net sales. Gross margin is equal to net sales less cost of goods sold.

Our 2022 and 2021 adjusted gross profit is reconciled to the most comparable U.S. GAAP measure as follows:

(dollars in millions)	2022	2021
Reported gross profit (a)	$631	$576
Mark-to-market	(9)	(11)
Separation costs	(3)	—
Business and portfolio realignment	(8)	(5)

Adjusted gross profit	$651	$592

For more information on the reconciling items in the table above, please refer to the “Significant items impacting comparability” section.

(a)	Gross profit is equal to net sales less cost of goods sold.

Reported gross margin for the year ended December 31, 2022, was flat compared to the prior year as the impact of revenue growth management initiatives were offset by input cost inflation and the residual impact of last year’s fire and strike. Gross profit increased from the prior year due to the impact of net sales resulting from favorable price increases and product mix.

Other Income (Expense)

Other income (expense) consists primarily of allocated pension and postretirement benefit plan related mark-to-market, interest cost, and expected return on plan assets. For the year ended December 31, 2022, other income (expense) decreased to ($101) million compared to $177 million in 2021. The decrease was due to higher mark-to-market pension expense driven by the impact of lower than expected returns on plan assets partially mitigated by higher discount rates. Pension and postretirement benefit plan-related mark-to-market expense was ($183) million for the year ended December 31, 2022 compared to $77 million in 2021. Total pension and postretirement benefit plan income (expense), including mark-to-market, in other income (expense) was ($94) million and $178 million for the years ended December 31, 2022 and January 1, 2022, respectively.

Income Tax Expense

The effective tax rate for fiscal years 2022 and 2021 was 5.7% and 24.4%, respectively. The effective tax rate for 2022 decreased as compared to the prior year as a result of a change in the jurisdictional mix of pre-tax earnings, most notably a decrease in U.S. pre-tax earnings.

Financial Results

Net Sales and Operating Profit

Full year 2021 compared to 2020

The following tables provide an analysis of net sales and operating profit performance for 2021 versus 2020:

(millions)	2021	2020
Reported net sales	$2,460	$2,867

% change - 2021 vs. 2020:
Reported net sales growth	(14.2)%

Volume (tonnage)	(17.2)%
Pricing/mix	3.0%

(millions)	2021	2020
Reported operating profit	$37	$196
Mark-to-market	(11)	(2)
Business and portfolio realignment	(7)	(1)

Adjusted operating profit	$55	$199

% change - 2021 vs. 2020:
Reported growth	(81.1)%
Mark-to-market	(5.6)%
Business and portfolio realignment	(3.0)%

Adjusted operating profit growth	(72.5)%

For more information on the reconciling items in the table above, please refer to the “Significant items impacting comparability” section.

Reported net sales decreased 14% as volume declined 17% from the prior year partially offset by a 3% benefit from price/mix. The Company estimates that about half of the volume decline was attributable to lapping strong 2020 pandemic-related growth, with another 2 percentage points attributable to lapping fiscal 2020’s 53rd week, and the remainder of the decline related to challenging supply conditions in 2021, including the impact of economy-wide supply bottlenecks and shortages on first-half results, and the impact in the second half of a fire and strike at our U.S. cereal plants. Primarily as a result of the fire and strike, U.S. retail cereal market share declined 3.1 basis points during the fourth quarter of 2021.

Reported operating profit decreased approximately 81%, or about $159 million, compared to the prior year. The Company estimates approximately half of this decline was attributable to supply disruptions in 2021, including lost sales and incremental costs related to the fire and strike in the second half, and inefficiencies and incremental costs related to economy-wide bottlenecks and shortages in the first half.

The remaining decline in operating profit was due primarily to 2021 results lapping substantial operating leverage in 2020 when our plants were running limited SKUs at maximum capacity due to the acceleration of demand as a result of the pandemic and the impact of the 53rd week in 2020.

These negative impacts to operating profit in 2021 were partially offset by lower incentive compensation expense and lower advertising and promotion expense within selling, general, and administrative expense, as planned commercial activity was moderated significantly during the strike.

Selling, General, and Administrative Expense

Selling, general, and administrative expense decreased to $539 million in 2021 compared to $639 million in 2020. Expense for both years was approximately 22% of net sales. The decrease was due primarily to a decrease of approximately $63 million in allocated overhead and research and development costs and approximately $32 million in advertising and promotion expense, as planned commercial activity was moderated significantly as a result of the fire and strike.

Selling, general, and administrative expense also includes expense allocations for product distribution; a combined sales force and management; certain support functions that are provided on a centralized basis within Kellogg ParentCo, including, but not limited to, executive oversight, treasury, finance, internal audit, legal, information technology, human resources, communications, facilities, and compliance; and employee benefits and compensation, including stock based compensation.

Margin Performance

2021 versus 2020 gross margin performance was as follows:

			Change vs. prior year (pts.)
	2021	2020
Reported gross margin (a)	23.4%	29.1%	(5.7)
Mark-to-market	(0.5)%	(0.1)%	(0.4)
Business and portfolio realignment	(0.2)%	—%	(0.2)

Adjusted gross margin	24.1%	29.2%	(5.1)

For information on the reconciling items in the table above, please refer to the “Significant items impacting comparability” section.

(a)	Reported gross margin as a percentage of net sales. Gross margin is equal to net sales less cost of goods sold.

Our 2021 and 2020 adjusted gross profit is reconciled to the most comparable U.S. GAAP measure as follows:

(dollars in millions)	2021	2020
Reported gross profit (a)	$576	$835
Mark-to-market	(11)	(2)
Business and portfolio realignment	(5)	—

Adjusted gross profit	$592	$837

For more information on the reconciling items in the table above, please refer to the “Significant items impacting comparability” section.

(a)	Gross profit is equal to net sales less cost of goods sold.

Reported gross margin for the year ended January 1, 2022, decreased 570 basis points, approximately half of which is estimated to be related to challenging supply conditions in 2021, including inefficiencies and incremental costs related to economy-wide bottlenecks and shortages in the first half, and a third-quarter fire at one of our U.S. plants and fourth-quarter strike affecting all U.S. cereal plants.

The remaining gross margin decline was due primarily to 2021 results lapping substantial operating leverage in 2020 when our plants were running limited SKUs at maximum capacity due to the acceleration of demand as a result of the pandemic and the impact of the 53rd week in 2020.

The impact of accelerated input-cost inflation, including commodities, labor, and logistics, was largely offset by productivity and price realization.

Other Income (Expense)

Other income (expense) consists primarily of allocated pension and postretirement benefit plan related mark-to-market, interest cost, and expected return on plan assets. For the year ended January 1, 2022, other income increased to $177 million compared to $46 million in 2020. The increase was due to higher mark-to-market pension income driven by the impact of higher discount rates at the end of 2021 versus 2020. Pension and postretirement benefit plan-related mark-to-market income (expense) was $77 million for the year ended January 1, 2022 compared to ($51) million in 2020. Total pension and postretirement benefit plan income (expense), including mark-to-market, in other income (expense) was $178 million and $50 million for the years ended January 1, 2022 and January 2, 2021, respectively.

Income Tax Expense

The effective tax rate for fiscal years 2021 and 2020 was 24.4% and 24.7%, respectively. The effective tax rate was impacted by state and local income taxes and the differential of WK Kellogg Co’s foreign statutory tax rates from the U.S. federal statutory tax rate.

Net Income (Loss)

Combined results (dollars in millions, except per share data)	2022	2021	2020
Reported net income attributable to WK Kellogg Co	$(25)	$162	$182
Mark-to-market (pre-tax)	(192)	65	(53)
Separation costs (pre-tax)	(26)	—	—
Business and portfolio realignment (pre-tax)	(8)	(7)	(1)
Income tax impact applicable to adjustments, net*	53	(14)	13

Adjusted net income attributable to WK Kellogg Co	$148	$118	$223

For more information on the reconciling items in the table above, please refer to the “Significant items impacting comparability” section.

*	Represents the estimated income tax effect on the reconciling items, using weighted-average statutory tax rates, depending upon the applicable jurisdiction.

LIQUIDITY AND CAPITAL RESOURCES

We have operated within Kellogg ParentCo’s consolidated cash management structure, which uses a centralized approach to cash management and financing of our operations. A substantial portion of our cash is transferred to Kellogg ParentCo. This arrangement is not reflective of the manner in which we would have financed our operations had we been an independent, publicly traded company during the periods presented.

The cash and cash equivalents held by Kellogg ParentCo at the corporate level are not specifically identifiable to us and, therefore, have not been reflected in our combined financial statements. As a result of our participation in Kellogg ParentCo’s cash management arrangement, we do not hold our own cash and do not have access to any of Kellogg ParentCo’s credit facilities as a source of additional liquidity. Accordingly, these events and conditions can result in a net working capital deficit (i.e., total current liabilities in excess of total current assets)

at the end of certain reporting periods. As a result, our combined balance sheet presents a net working capital deficit (i.e. total current liabilities exceed total current assets as of July 1, 2023). To alleviate such conditions, Kellogg ParentCo has committed that it will provide assistance to WK Kellogg Co as determined by Kellogg ParentCo to enable WK Kellogg Co to continue its operations and fulfill all of its financial obligations expiring at the earlier of the consummation of the Spin-Off or December 2024. Accordingly, management believes that the financial support from Kellogg ParentCo will provide sufficient liquidity to meet our projected obligations for at least the next twelve months from the filing of this Form 10.

Following the Spin-Off, our capital structure and sources of liquidity will change from the historical capital structure because we will no longer participate in Kellogg ParentCo’s centralized cash management program. Our ability to fund our operating needs will depend on our future ability to continue to generate positive cash flow from operations, and on our ability to obtain debt financing on acceptable terms. Management believes that our cash balances and funds provided by operating activities, along with expected borrowing capacity and access to capital markets, taken as a whole, provide (i) adequate liquidity to meet all of our current and long-term obligations when due, including third-party debt that we expect to incur in connection with the Spin-Off, (ii) adequate liquidity to fund capital expenditures, and (iii) flexibility to meet investment opportunities that may arise. However, our access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors, including (1) our credit ratings, including the lowering of any of our credit ratings, or absence of a credit rating, (2) the liquidity of the overall capital markets and (3) the current state of the economy and, accordingly, there can be no assurances that we will be able to obtain additional debt or equity financing on acceptable terms in the future, or at all. The cash flows presented in our combined statement of cash flows may not be indicative of the cash flows we would have recognized had we operated as a standalone publicly traded company for the periods presented.

Kellogg ParentCo’s third-party long-term debt and the related interest expense have not been allocated to WK Kellogg Co for any of the periods presented as WK Kellogg Co was not the legal obligor of such debt. Additionally, we have no third-party borrowing as of the date of this Information Statement. Immediately following the Spin-Off, we expect to have total indebtedness of approximately $500 million consisting of a term loan under the Credit Agreement (as defined herein) that we expect to enter into in connection with the Spin-Off. The debt may also restrict our business and may adversely impact our financial condition, results of operations or cash flows. In addition, the Spin-Off may increase the overall cost of debt funding and decrease the overall debt capacity and commercial credit available to us. See “Description of Material Indebtedness.”

We believe our operating cash flow will allow us significant financial flexibility as a standalone company. We plan to utilize such flexibility to drive an investment philosophy that balances capital investments in areas such as supply chain optimization, cost-saving projects and new capabilities, with the ability to further increase shareholder value through a combination of debt reduction, return of capital to our shareholders in the form of dividends or share repurchases as well as potential acquisitions. Initially, in connection with the Spin-Off, we may increase our indebtedness to fund important capital projects. Thereafter, however, we plan to reduce indebtedness as a way to enhance financial flexibility for enhancing shareholder value.

The following table sets forth a summary of our cash flows for the year-to-date periods ended July 1, 2023 and July 2, 2022:

(dollars in millions)	July 1, 2023	July 2, 2022
Net cash provided by (used in):
Operating activities	$140	$44
Investing activities	(56)	(27)
Financing activities	(82)	(17)
Effect of exchange rates on cash and cash equivalents	—	—

Net increase (decrease) in cash and cash equivalents	$2	$—

Operating Activities

Cash flow from operating activities for the year-to-date period ended July 1, 2023, increased to $140 million, compared to $44 million during the year-to-date period ended July 2, 2022. The increase was due to higher gross profit dollars from the prior year due to the increase in net sales as well as lapping the replenishment of inventory and increase in accounts receivable balances in the prior year-to-date period due to the resumption of normal business activity following the strike in the fourth quarter of 2021.

Investing Activities

Cash flow used in investing activities consists primarily of capital expenditures, which increased from $27 million in the year-to-date period ended July 2, 2022 to $60 million in the year-to-date period ended July 1, 2023 due to the resumption of capital projects after the strike.

Financing Activities

Cash flow used in financing activities consists of net transactions with Kellogg ParentCo. WK Kellogg Co paid $82 million and $17 million to Kellogg ParentCo during the year-to-date periods ended July 1, 2023 and July 2, 2022, respectively. The year-over-year changes in net cash to the parent was due primarily to the change in allocated pension and postretirement plan expense.

The following table sets forth a summary of our cash flows for the full fiscal years 2022, 2021, and 2020:

(dollars in millions)	2022	2021	2020
Net cash provided by (used in):
Operating activities	$53	$7	$303
Investing activities	(71)	(75)	(87)
Financing activities	18	68	(216)
Effect of exchange rates on cash and cash equivalents	—	—	—

Net increase (decrease) in cash and cash equivalents	$—	$—	$—

Operating Activities

Cash flow from operating activities for the year ended December 31, 2022, increased to $53 million, compared to $7 million in 2021. The increase was due to higher gross profit dollars from the prior year due to the increase in net sales as gross margin percentage was flat year-over-year. This impact was partially offset by the increase in core working capital from the prior year as accounts receivable and inventory balances increased significantly from the prior year due to the resumption of normal business activity following the strike in the fourth quarter of 2021.

Cash flow from operating activities for the year ended January 1, 2022, decreased to $7 million, compared to $303 million in 2020. The decrease was due primarily to lower profitability in 2021 as a result of strong 2020 pandemic-related net sales growth, and challenging supply conditions in 2021, including economy-wide bottlenecks, a third-quarter fire at one of our U.S. plants and a subsequent fourth-quarter strike affecting all U.S. plants.

Additionally, 2021 versus 2020 fiscal year operating cash flow was negatively impacted by the sharp reduction of inventory in 2020, resulting from the pandemic-related increase in demand, followed by the replenishment of inventory in 2021. Operating cash flow in 2021 was also unfavorably impacted by the phasing of our brand building investment. Due to the pandemic-related surge in demand, significant brand building investment was delayed and heavily weighted to the back half of the year resulting in a higher than typical accruals at the end of 2020. Brand building investments were largely suspended during the fourth quarter of 2021 due to the strike.

Accounts receivable and accounts payable balances were also impacted by the timing of the fire and strike in the second half of 2021. Accounts receivable was lower at the end of 2021 compared to 2020 as sales in the second half of 2021 were negatively impacted by limited product availability due to the fire and strike. Additionally, production volumes in our U.S. plants were negatively impacted by the fire and strike in the second half of 2021 compared to 2020 levels, resulting in lower accounts payable at the end of 2021 compared to 2020.

Investing Activities

Cash flow used in investing activities consists primarily of capital expenditures, which increased slightly in 2022 from 2021 due to the resumption of capital projects after the strike. Capital expenditures in 2021 decreased from 2020 due primarily to the suspension of capital projects during the strike. Capital expenditures for 2022, 2021, and 2020 consisted primarily of investments in production and packaging lines.

Financing Activities

Cash flow used in financing activities consists of net transactions with Kellogg ParentCo. WK Kellogg Co received $18 million from Kellogg ParentCo in 2022. WK Kellogg Co received $68 million from Kellogg ParentCo in 2021. WK Kellogg Co paid $216 million to Kellogg ParentCo in 2020. The year-over-year changes in net cash to or from the parent was due primarily to the change in allocated pension and postretirement plan expense.

Monetization and Supplier Finance Programs

Kellogg ParentCo has a program in which customers can extend their payment terms in exchange for the elimination of early payment discounts (“Extended Terms Program”). In order to mitigate the net working capital impact of the Extended Terms Program for discrete customers, Kellogg ParentCo entered into agreements to sell, on a revolving basis, certain trade accounts receivable balances to third party financial institutions (“Monetization Programs”). Transfers under the Monetization Programs are accounted for as sales of receivables resulting in the receivables being de-recognized from Kellogg ParentCo’s balance sheet. The Monetization Programs provide for the continuing sale of certain receivables on a revolving basis until terminated by either party; however the maximum funding from receivables that may be sold at any time is currently approximately $1.1 billion, but may be increased or decreased as customers move in or out of the Extended Terms Program and as additional financial institutions move in or out of the Monetization Programs. As WK Kellogg Co receivables were a part of Kellogg ParentCo’s accounts receivable balance, the impact of WK Kellogg Co’s participation in the Monetization Programs has been reflected in the accompanying combined financial statements.

Kellogg ParentCo, and consequently WK Kellogg Co has no retained interest in the receivables sold, however Kellogg ParentCo does have collection and administrative responsibilities for the sold receivables. Kellogg ParentCo, and consequently WK Kellogg Co has not recorded any servicing assets or liabilities as of December 31, 2022 and January 1, 2022 for these agreements as the fair value of these servicing arrangements as well as the fees earned were not material to the combined financial statements.

For WK Kellogg Co, accounts receivable sold of $291 million, $256 million and $150 million remained outstanding under these arrangements as of July 1, 2023, December 31, 2022 and January 1, 2022, respectively. The proceeds from these sales of receivables are included in cash from operating activities in the Combined Statement of Cash Flows included elsewhere in this Information Statement. The allocated recorded net loss on sale of receivables, based on the proportion of monetized receivables, was $8 million and $1 milllion for the year-to-date periods ended July 1, 2023 and July 2, 2022, respectively and $7 million and $2 million for the years ended December 31, 2022 and January 1, 2022, respectively. The recorded loss is included in Other income (expense) (“OIE”) on the Combined Statement of Income.

The Monetization Programs are designed to directly offset the impact the Extended Terms Program would have on the days-sales-outstanding (“DSO”) metric that is critical to the effective management of the Kellogg ParentCo’s accounts receivable balance and overall working capital.

Kellogg ParentCo has agreements with third parties (“Supplier Finance Programs”) to provide accounts payable tracking systems which facilitate participating suppliers’ ability to monitor and, if elected, sell our payment obligations to designated third-party financial institutions. Participating suppliers may, at their sole discretion, make offers to sell one or more of our payment obligations prior to their scheduled due dates at a discounted price to participating financial institutions. The agreements facilitate the suppliers’ ability to sell payment obligations, while providing them with greater working capital flexibility. Kellogg ParentCo has no economic interest in the sale of these suppliers’ receivables and no direct financial relationship with the financial institutions concerning these services. Kellogg ParentCo’s obligations to our suppliers, including amounts due and scheduled payment dates, are not impacted by suppliers’ decisions to sell amounts under the arrangements. However, Kellogg ParentCo’s right to offset balances due from suppliers against payment obligations is restricted by the agreements for those payment obligations that have been sold by suppliers.

As WK Kellogg Co suppliers also had the ability to participate in this program during the periods presented, the impact of this program has been included in these accompanying combined financial statements. The payment of these obligations by WK Kellogg Co is included in cash used in operating activities in the Combined Statement of Cash Flows. As of July 1, 2023, December 31, 2022 and January 1, 2022, $135 million, $138 million and $108 million, respectively, of WK Kellogg Co’s outstanding payment obligations had been placed in the accounts payable tracking system.

Kellogg ParentCo has historically utilized extended payment terms for customers and suppliers supplemented with the above programs to assist in effectively managing core working capital. Following the Spin-Off, we intend to implement policies or programs to provide working capital to meet our short-term liquidity requirements.

CONTRACTUAL OBLIGATIONS

We have material contractual obligations that arise in the normal course of business. These estimated contractual obligations may not be representative of our future contractual obligations profile as an independent, publicly traded company. Our estimated contractual obligations do not reflect changes that we expect to experience in the future as a result of the Spin-Off, such as contractual arrangements that we may enter into in the future that were historically entered into by the Kellogg ParentCo for shared-services.

A summary of our pension and postretirement benefit obligations as of December 31, 2022 can be found in Notes 7 “Pension Benefits” and Note 8 “Nonpension Postretirement and Postemployment Benefits”, to the combined financial statements contained in this Information Statement.

Our unconditional purchase obligations consist primarily of fixed commitments for raw materials to be utilized in the normal course of business and for marketing, advertising and other services. As of December 31, 2022, unconditional purchase obligations totaled approximately $357 million. Approximately $260 million of these unconditional purchase obligations will be settled in the ordinary course of business in the next 12 months.

As of July 1, 2023, we did not have any material off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

Promotional Expenditures

Our promotional activities are conducted either through the retail trade or directly with consumers and include activities such as in-store displays and events, feature price discounts, consumer coupons, contests and loyalty programs. The costs of these activities are generally recognized at the time the related revenue is recorded, which normally precedes the actual cash expenditure by the company. The recognition of these costs therefore requires significant management judgment regarding the volume of promotional offers that will be redeemed by either the retail trade or consumer. These estimates are made using various techniques including historical data on performance of similar promotional programs. Differences between estimated expense and actual redemptions are recognized as a change in management estimate in a subsequent period. On a full-year basis, these subsequent period adjustments represent approximately 1% of our company’s net sales. However, our company’s total promotional expenditures (including amounts classified as a reduction of net sales) are significant, so it is likely our results would be materially different if different assumptions or conditions were to prevail.

Income Taxes

Kellogg ParentCo and its domestic subsidiaries, prior to the Spin-Off, file a consolidated U.S. federal income tax return. Income taxes as presented in the combined financial statements attribute current and deferred income taxes of Kellogg ParentCo to us in a manner that is systematic, rational and consistent with the asset and liability method prescribed by the accounting guidance for income taxes. Our income tax provision is prepared using the separate return method. The separate return method applies the accounting guidance for income taxes to the standalone financial statements as if we were a separate taxpayer and a standalone enterprise.

Our combined effective income tax rate is influenced by tax planning opportunities available to us in the jurisdictions in which we operate. The calculation of our income tax provision and deferred income tax assets and liabilities is complex and requires the use of estimates and judgment.

We recognize tax benefits associated with uncertain tax positions when, in our judgment, it is more likely than not that the positions will be sustained upon examination by a taxing authority. For tax positions that meet the more likely than not recognition threshold, we initially and subsequently measure the tax benefits as the largest amount that we judge to have a greater than 50% likelihood of being realized upon ultimate settlement. Our liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, new or emerging legislation and tax planning. The tax position will be de-recognized when it is no longer more likely than not of being sustained. Significant adjustments to our liability for unrecognized tax benefits impacting our effective tax rate are separately presented in the rate reconciliation table of Note 9 within Notes to Combined Financial Statements.

Management monitors our ability to utilize certain future tax deductions, operating losses and tax credit carryforwards, prior to expiration as well as the reinvestment assertion regarding our undistributed foreign earnings. Changes resulting from management’s assessment will result in impacts to deferred tax assets and the corresponding impacts on the effective income tax rate. Valuation allowances are recorded to reduce deferred tax assets to an amount that will, more likely than not, be realized in the future.

Retirement Benefits

Kellogg ParentCo sponsors a number of U.S., Canadian and Mexican plans to provide pension, health care, and other welfare benefits to retired employees, as well as salary continuance, severance, and long-term disability to former or inactive employees. Certain WK Kellogg Co employees participate in defined benefit pension and postretirement plans sponsored by Kellogg ParentCo, which include participants of other Kellogg ParentCo businesses. For purposes of these combined financial statements, these plans are accounted for as multiemployer plans. Accordingly, WK Kellogg Co does not record an asset or liability to recognize the funded status of these plans. However, the related pension and postretirement expenses allocated to WK Kellogg Co are based primarily on the proportion of the liabilities related to WK Kellogg Co employees in these plans.

There are also certain defined benefit pension plans that our employees participate in that are either dedicated to our employees or where the plan assets and liabilities that relate to our employees are legally required to transfer to WK Kellogg Co at the time of our Spin-Off from Kellogg ParentCo. An asset or liability is included on the Combined Balance Sheet for the funded status of such plans and the appropriate pension expense is recorded in the Combined Statement of Income.

Plan funding strategies are influenced by tax regulations and asset return performance. A majority of plan assets are invested in a globally diversified portfolio of debt and equity securities with smaller holdings of other investments. We recognize the cost of benefits provided during retirement over the employees’ active working life to determine the obligations and expense related to our retiree benefit plans. Inherent in this concept is the requirement to use various actuarial assumptions to predict and measure costs and obligations many years prior to the settlement date. Major actuarial assumptions that require significant management judgment and have a material impact on the measurement of our combined benefits expense and accumulated obligation include the long-term rates of return on plan assets, the health care cost trend rates, the mortality table and improvement scale, and the interest rates used to discount the obligations for our major plans, which cover employees in the United States and Canada.

Our expense recognition policy for pension and nonpension postretirement benefits is to immediately recognize actuarial gains and losses in our operating results in the year in which they occur. Actuarial gains and losses are recognized annually as of our measurement date, which is our fiscal year-end, or when remeasurement is otherwise required under generally accepted accounting principles.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks, which exist as a part of our ongoing business operations. Management, as part of Kellogg ParentCo, uses derivative financial and commodity instruments, where appropriate, to manage these risks. As a matter of policy, Kellogg ParentCo does not engage in trading or speculative transactions. Refer to Note 11 within Notes to Combined Financial Statements for further information on our derivative financial and commodity instruments.

Foreign Exchange Risk

We are exposed to fluctuations in foreign currency cash flows related primarily to third-party purchases and intercompany transactions.

Additionally, volatile market conditions arising from the COVID-19 pandemic and geopolitical uncertainty may result in significant changes in foreign exchange rates, and in particular a weakening of foreign currencies relative to the U.S. dollar may negatively affect the translation of foreign currency denominated earnings to U.S. dollars. Primary exposures include the U.S. dollar versus the Canadian dollar and Mexican peso.

We assess foreign currency risk based on transactional cash flows and translational volatility. Historically, Kellogg ParentCo entered into forward contracts, options, and currency swaps to reduce fluctuations in long or short currency positions. Forward contracts and options are generally less than 18 months in duration. We have participated in this hedging program and the combined statement of income reflects a proportional allocation of the effects of this program. However, because Kellogg ParentCo is the legal obligor of these contracts, we have not recognized any assets or liabilities on our combined balance sheet, nor in our combined statement of comprehensive income. Following the Spin-Off, we intend to implement a foreign currency risk management program on our own behalf.

Interest Rate Risk

Our interest expense and related risks as reported in our combined statements of earnings are immaterial. Our combined balance sheets and statements of earnings do not include an allocation of third-party debt or interest expense from Kellogg ParentCo because we are not the legal obligor of the debt and the borrowings were not directly attributable to our business. We expect to incur approximately $500 million in aggregate principal amount of indebtedness in connection with the Spin-Off. A hypothetical 125 basis point change in interest rates affecting our borrowings under the financing arrangements for the 26-week period ended July 1, 2023 and our 2022 fiscal year would impact our pre-tax income by less than $1 million, on a pro forma basis. See “Description of Material Indebtedness.”

Price Risk

We are exposed to price fluctuations primarily as a result of anticipated purchases of raw and packaging materials, fuel, and energy. Primary exposures include corn, wheat, rice, vegetable oils, sugar, cocoa, fruit, nuts, cartonboard, natural gas, and diesel fuel. Kellogg ParentCo has historically used a combination of long-term contracts with suppliers, and exchange-traded futures and option contracts to reduce price fluctuations in a desired percentage of forecasted raw material purchases over a duration of generally less than 18 months. We have participated in this hedging program and the combined statement of operations reflects a reasonable allocation of the impacts of our participation in Kellogg ParentCo’s hedging program. However, because Kellogg ParentCo is the legal obligor of these contracts, we have not recognized any assets or liabilities on our combined balance sheet, nor in our combined statement of comprehensive income. Following the Spin-Off, we intend to implement a risk management program on our own behalf.

Credit Risk

Management believes concentrations of credit risk with respect to customer accounts receivable is limited due to the generally high credit quality of our major customers, as well as the large number and geographic dispersion of smaller customers. However, we conduct a disproportionate amount of business with a small number of large grocery retailers. The five largest accounts represent approximately 51% of net sales for the year ended December 31, 2022 and less than 10% of combined trade receivables at December 31, 2022.

Accounting Standards to be Adopted in Future Periods

Supplier Finance Programs: Disclosure of Supplier Finance Program Obligations. In September 2022, the FASB issued an ASU to improve the disclosures of supplier finance programs. Specifically, the ASU requires disclosure of key terms of the supplier finance programs and a rollforward of the related obligations. The amendments in this ASU do not affect the recognition, measurement, or financial statement presentation of obligations covered by supplier finance programs. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2022, except for the amendment on rollforward information, which is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. We have disclosed information regarding the nature and amount of outstanding Accounts Payable obligations confirmed into Supplier Finance Programs within Note 2 of Notes to Combined Financial Statements. The Company adopted the ASU in the first quarter of 2023 and plans to include the rollforward information in the first quarter of 2024.

BUSINESS

Overview

WK Kellogg Co is an iconic North American food company with a differentiated portfolio of brands that have delighted our consumers for over a century. As a leading manufacturer, marketer and distributor of branded ready-to-eat cereal, we endeavor to provide consumers with high-quality products while promoting consumer health and wellbeing. Our products are manufactured by us in the United States, Mexico, and Canada and marketed in the United States, Canada and the Caribbean.

Kellogg Company (“Kellogg ParentCo”), formally founded in 1906 as a mission-led and family-oriented company, sprang to life when W. K. Kellogg changed breakfast forever by creating Corn Flakes in Battle Creek, Michigan. We have since upheld W. K. Kellogg’s passion and commitment to wellness by producing nutritious, high quality and delicious cereal, which reached about 60% of households in the United States during the 52 weeks ended July 1, 2023. According to Nielsen data, we are the second largest seller of ready-to-eat cereals in the United States with a 28% share of retail sales for the 52-week period ended July 1, 2023 and the leading player in Canada’s cereal market, with a 38% category share over that same period. According to data provided by Nielsen, for the year-to-date period ended June 30, 2023, we were the number one seller of ready-to-eat cereals in Puerto Rico with a 38% category share.

We believe our long-standing success is attributable to the strength of the brands used in connection with the Cereal Business, our category expertise and over a century of institutional knowledge, all of which have created a diverse portfolio of cereals that are intended to enhance the lives of our consumers. Our product offerings are well diversified across the cereal sub-categories of taste, wellness and balance, with strong consumer appeal across the spectrum of ages and demographics. Iconic brands used in our business include Frosted Flakes, Special K, Froot Loops, Raisin Bran, Frosted Mini-Wheats, Rice Krispies, Kashi, Corn Flakes and Apple Jacks, among many others. We believe these brands also derive a differentiated advantage from the beloved brand characters which have been developed over time, starting in the 1950s with the introduction of Tony the Tiger, Toucan Sam as well as Snap, Crackle and Pop, which have since been joined by many other brand characters.

The Cereal Business generated net sales of $2,695 million, $2,460 million and $2,867 million and net (loss) income of $(25) million, $162 million and $182 million during the fiscal years ended December 31, 2022, January 1, 2022 and January 2, 2021, respectively. We believe our rich history coupled with our powerful brands serve as a base for strong cash flow generation. We aspire to prioritize operational excellence by investing in our business through initiatives like facility enhancement and distribution efficiencies.

Following the Spin-Off, we will become an independent, publicly traded company led by a highly experienced management team fully dedicated to leveraging our capabilities and driving our strategic initiatives. We will also have increased flexibility to deploy our free cash flow towards our operating and capital allocation priorities. We will trade under the ticker symbol “KLG” on the NYSE.

Key Business Strengths

Diversified Cereal Portfolio of Iconic Brands and Beloved Characters

We believe the key to WK Kellogg Co’s enduring and continued strength lies in its portfolio of diverse cereals and iconic brands. As of July 1, 2023, nine of the top 20 brands in the cereal category across the United States and Canada are Kellogg brands. In addition, our products span all product components of the cereal category and are supported by beloved brand characters and a commitment to environmental, social, and governance (“ESG”) endeavors.

We strive to deliver the most consumer-centric brand portfolio in the cereal category, offering a diverse set of products that reach a broad range of consumer occasions and demographics. We have a strong presence across all three of the cereal category’s major product components. In the taste component, where we have a 35% category share in the United States for the 52-week period ended July 1, 2023, we have an arsenal of leading Kellogg brands used in connection with the Cereal Business, including Frosted Flakes, Froot Loops and Apple Jacks. In the wellness component, where we have a 17% category share in the United States for the 52-week period ended July 1, 2023, we lead with nutrition-oriented Kellogg brands like Special K and natural Kellogg brands like Kashi and Bear Naked. In the balance component, which sits between taste and wellness, where we have a 36% category share in the United States for the 52-week period ended July 1, 2023, the Kellogg brands used in connection with the Cereal Business include Special K, Frosted Mini-Wheats, Raisin Bran and Corn Flakes.

Our brands have been supported by brand characters that are beloved by consumers. We believe our characters not only embody our company values, but also provide differentiated competitive positioning from others in the industry. For instance, Tony the Tiger reinforces the importance of physical activity, while Toucan Sam encourages curiosity, and Snap, Crackle and Pop promote creativity. Given the importance of our brands to our business, if we do not maintain the favorable perception of our brands, our results could be negatively impacted. See “Risk Factors—Risks Related to Our Business—Our results may be negatively impacted if consumers do not maintain their favorable perception of our brands or company.”

Leading Market Position in Large and Stable Category

We believe the ready-to-eat cereal category that Mr. Kellogg helped to create has thrived for over a century. At roughly $10.6 billion in category retail sales across the United States and Canada (according to data provided by Nielsen for the 52-week period ended July 1, 2023), cereal is the number one choice in breakfast foods for children and a top two breakfast choice for adults in the United States (Circana, National Eating Trends®, 12 months ending June 2023). The category drives approximately 48 million purchase decisions every week across the United States and Canada as of July 1, 2023. According to data provided by Nielsen for the 52-week period ended July 1, 2023, cereal buying households in the United States purchased on average approximately 21 boxes of cereal per year.

Driving this category’s enduring popularity is the fact that it provides taste, nutrition, convenience, affordability and versatility for consumers. The cereal category also provides exciting opportunities for WK Kellogg Co to address ongoing changes in eating trends, such as digestive health and out-of-breakfast consumption occasions.

This large category is important to retailers given its size and frequency of purchase. In fact, for the 52-week period ended July 1, 2023, cereal is among the largest center-of-store categories at retail in the United States, according to Numerator. The category also serves as an important everyday offering for away-from-home channels such as schools, travel and lodging, and restaurants. In addition, we believe this category has remained relatively stable across the United States and Canada over the last decade, and it has held up well during economic downturns, as evidenced by its growth at an average rate of approximately 4% of retail sales in the U.S. and Canada over the last three years.

We are the second largest seller of ready-to-eat cereal in the United States. Following supply disruptions caused by a fire and strike in the second half of 2021, our current category share has regained stable footing and our cereals represent 28% of the U.S. market, for the 52-week period ended July 1, 2023. We are the leading manufacturer in Canada, with a category share of 38% over the same period. According to data provided by Nielsen, for the year-to-date period ended June 30, 2023, we were the number one seller of ready-to-eat cereals in Puerto Rico with a 38% category share.

Our cereals have been household staples among North American families since 1906 and generated net retail sales of over $2.7 billion in the United States and approximately $300 million in Canada according to Nielsen, for the 52-week period ended July 1, 2023. Our brands, measured by household penetration, reach approximately 60% of U.S. households every year according to Nielsen data for the 52-week period ended July 1, 2023. Given the importance of this category and our brands, as well as the length and depth of our experience and expertise, we have developed long-term and deep relationships with retailers. These relationships were evidenced by the speed with which we recovered category share after a fire and strike in the second half of 2021 severely disrupted our supply. We recovered 4 percentage points of lost share for the period from January 2022 to August 2022.

Proven Strength in Product and Marketing Innovation

We have a strong culture of innovation, both in terms of launching new or reformulated products, and in terms of marketing our products in effective and exciting ways.

We have a rich history of continuously innovating and renovating our product offerings. We have launched new flavors of existing brands and generally reduced sugar levels to respond to changing consumer tastes. One historical example is launching the first protein cereal with Special K in 1955. More recent acquisitions have bolstered our presence in natural cereals, including Kashi and Bear Naked, which we acquired in 2000 and 2007, respectively. Kashi is among one of the leading natural brands in the ready-to-eat cereal category’s wellness sub-category. With cereal consumption relating to snacking and other occasions outside breakfast now representing approximately 23% of cereal consumption in the United States (Circana, National Eating Trends®, 12 months ending June 2023), we also launched Jumbo Snax, a hand-held snacking cereal, in 2020.

With over a century of idea generation and category leadership, we believe we have a proven ability to build brands with authentic marketing campaigns that resonate with a broad consumer base. Brand investment has been a long-term tenet of our organization, ever since Mr. Kellogg made the bold choice to double Kellogg ParentCo’s advertising budget during the Great Depression. Kellogg ParentCo has strived to be at the vanguard of new media, from sponsoring a large-scale electric billboard in Times Square in 1912, to being an early adopter of commercials and sponsored programs on radio and television, to investing in digital and social media platforms today. We have also developed differentiated product marketing techniques, such as inserting prizes in our cereal boxes and turning our cereal boxes into a source of additional information and entertainment. We plan to continue this trajectory of marketing innovation going forward. As our business is largely concentrated in the traditional retail grocery trade and the U.S. retail environment continues to face further consolidation, we must continue to leverage our marketing expertise and product innovation to respond to our customers and provide high-service levels.

We have a long history of conveying and amplifying our brands and characters through social and environmental initiatives by connecting our brands to a number of important causes such as hunger and wellbeing. One example of connecting with our broader community in this way is the Mission Tiger program tied to our Frosted Flakes brand and Tony the Tiger. The purpose of Mission Tiger is to find inclusive, quality sports programs that schools can adopt, regardless of available funding. Since its inception in 2019, Mission Tiger has raised substantial funds for middle school sports programs. In our opinion, Mission Tiger has not only amplified our purpose-driven values, but also proved to be an effective marketing investment, with the brand experiencing significant retail growth since the program’s inception.

We have complemented our brand building efforts with commercial arrangements with other third-parties, including Microsoft and Mojang Studios. These licenses and partnerships amplify our brand messaging, help create excitement in stores, and broaden our consumer audience.

Strong Financial Profile with Attractive Cash Flow Generation

We believe our operating cash flow will allow us financial flexibility as a standalone company. We plan to utilize such flexibility to drive an investment philosophy that balances capital investments in areas such as supply chain optimization, cost-saving projects and new capabilities, with the ability to further increase shareholder value through a combination of debt reduction, return of capital to our shareholders in the form of dividends or share repurchases as well as potential acquisitions. Initially, in connection with the Spin-Off, we may increase our indebtedness to fund important capital projects. Thereafter, however, we plan to reduce indebtedness as a way to bolster financial flexibility for enhancing shareholder value. In addition, we also expect to enter into certain financing arrangements prior to or concurrently with the Spin-Off.

Talented and Passionate Management Team with Deep Industry Experience

Our strategy is driven by our talented management team that has substantial consumer packaged foods experience and a track record of operational success, brand management and acquisitions. Our management team is dedicated to upholding our culture with principles rooted in wellness, an appreciation for curiosity, diversity of thought, and a commitment to serving our communities, all upheld by the founding principles invoked by W.K. Kellogg.

Gary Pilnick is our Chief Executive Officer and a 23-year Kellogg ParentCo veteran whose inspiring leadership style, deep knowledge of the business and central role in defining Kellogg ParentCo’s strategy made him the natural choice to lead WK Kellogg Co. Leading Kellogg ParentCo’s corporate development function for the past two decades, Mr. Pilnick has played an instrumental role in Kellogg ParentCo’s most successful strategic initiatives, including the acquisition of Pringles, its expansion into Africa, and the development of Kellogg ParentCo’s strategy.

WK Kellogg Co’s leadership team has significant operating experience across marketing, innovation, sales, supply chain, business planning and finance. WK Kellogg Co’s management team will have over 120 years of experience collectively, with our chief growth officer and chief customer officer having notable experience within the cereal category, specifically.

The management team of seasoned leaders brings significant depth and breadth of experience and extensive knowledge to WK Kellogg Co’s, all of which will assist the business in continuing to build momentum and capitalize on its compelling long-term opportunities for investment and profit growth, driven by its portfolio of iconic, world-class brands.

In addition, along with our Board of Directors, this management team also has the experience and is well-positioned to deliver on the ESG goals set for the organization.

Our Strategies

Invest in Modernizing and Optimizing our Supply Chain for Improved Efficiency and Profitability

As a standalone company, WK Kellogg Co will have an increased ability to build a fit-for-purpose supply chain focused on cereal. Our independent focus on cereal will allow us to redeploy capital to optimize the business, including manufacturing, packaging, and distribution in a differentiated way relative to being a division within Kellogg ParentCo.

As an independent company, our operating and sales planning process will be more devoted to cereal and holistically will cover all channels across the United States, Canada and the Caribbean. While we will be subject to additional risks associated with operating as an independent, publicly traded company, as discussed herein, we believe this devoted focus will drive more agile decision-making and more accurate supply planning, leading to improved efficiencies and service levels.

We believe our category focus will allow us to align our manufacturing network to meet business needs, drive production to our most advantaged platforms, and expand platforms and facilities to optimize in-network conversion costs. We envision one area of investment will be the modernization of our manufacturing plants, including modernizing equipment and increasing digitization and automation. For instance, we have plans in place to increase automation in our packaging lines, driving both efficiency and flexibility to meet customer and consumer needs while enabling commercial value creation levers.

Additionally, we plan to refocus our network of distribution centers, including initiatives such as relocating facilities to align more closely with our manufacturing plants and increasing direct plant shipments to drive more efficient transportation. With warehouse space and labor now dedicated to WK Kellogg Co products, we also expect to generate more efficiency in our distribution network.

While we have been impacted by industry-wide and company-specific supply chain disruptions, we expect that our combined efforts will lead to reduced costs, improved margins and the minimization of working capital requirements, which will enable us to be nimbler and more responsive to consumer and customer needs.

Expand Consumer Base Through Brand Building, Innovation and Broadened Distribution

Leveraging our long history of innovative marketing and product launches, we plan to invest in brand building more effectively to adapt to changes in consumer behavior, taste profiles and brand resonance. By fully integrating all our sales and marketing across all channels and across the United States, Canada and the Caribbean in a more efficient manner, we expect to benefit from more agile decision making and synchronization of idea generation and execution across our North American region, leading to enhanced return on investment on marketing spend.

We believe we will be able to dedicate resources more effectively towards driving data-led insights that are more directly applicable to our standalone business. Our differentiated customer database gives us a considerable advantage in terms of understanding consumer behavior and gaining scale. As a result, we believe we will have a significant opportunity to expand our omnichannel presence and growth by better targeting and customizing messaging for specific consumer cohorts.

Additionally, we see a significant opportunity to increase net sales and household penetration by targeting out-of-breakfast cereal consumption, which we have already begun to address with our “Cereal for Dinner” advertising campaign and the launch of a snacking-oriented Jumbo Snax product line. We envision increased investment in food enhancements, packaging advancements and commercial improvements which will help our portfolio to address evolving consumer trends, such as snacking and out-of-breakfast occasions, with greater agility.

We also plan to more fully tap into our longstanding commitment to social and environmental purposes, which we believe will continue to drive a competitive advantage in connecting with our stakeholders, including our consumers. We believe social and environmental concerns are becoming increasingly relevant to our consumers, and we believe our strong brand recognition and history of investing in ESG initiatives will position us well to capitalize on this shift in consumer preferences.

Deepen our Retail Relationships and Leverage Strong Execution Capabilities to be the Cereal Provider of Choice

As the second largest player in the cereal category, we believe WK Kellogg Co is an important partner to our retail customers in a large and strategically important category. Following the Spin-Off, we will have a scaled sales force that we believe will be even more effective because of its singular category focus.

We strive to be an even more effective provider of choice for our retail partners, as we leverage our strong retail execution capabilities, endeavor to deliver best-in-class service, provide valuable analysis and consumer insights, and delight their consumers with brand building, innovation, and in-store merchandising. We also believe an optimized portfolio, more efficient supply planning and a streamlined manufacturing and logistics network will lead to a more efficient and responsive supply chain, further improving our ability to meet the needs of our customers.

As a standalone company, we will be devoted to analyzing the cereal category. Aided by first-party consumer data and advanced analytics capabilities, we will aim to provide our retail partners with deeper insights than other manufacturers in this category. These combined efforts will enhance our ability to drive revenue growth management, further improving our relationship with our retail partners and creating further value in the category.

We envision that our strong innovation pipeline and effective brand building will continue to drive consumer demand. We plan to amplify our exciting product offerings with innovative merchandising programs and strong in-store sales execution to drive traffic and purchases for our retail partners. As another point of differentiation, we plan to leverage our legacy and commitment to ESG. We will partner with retailers in this important pursuit through programs like our Childhood Wellbeing Promise, which aims to improve access to affordable, nourishing and sustainable foods for children and families across North America.

Expand Into Adjacent Categories and Engage in Attractive Acquisition Opportunities

Our priorities in the near term are to expand profit margins and grow organically in the cereal category, but we also will explore other value-enhancing opportunities. Over time, we see potential for growth through expansion beyond the cereal category which will allow us to further broaden our consumer base as we use this strategy to tap into new taste profiles and occasions. In the long run, we believe attractive acquisition opportunities may present themselves in complementary categories that will leverage and enhance our scale, brands, marketing expertise, distribution reach and relationships with key retailers. When pursuing acquisition opportunities, our business may be faced with additional risks as described in “Risk Factors—Risks Related to Our Business—When pursuing strategic acquisitions, alliances, divestitures or joint ventures or seeking organic growth opportunities, we may not be able to successfully consummate favorable transactions, integrate acquired businesses or achieve the anticipated benefits of organic growth investments.”

Create Value for Shareholders Through Improved Cash Flow Growth and Balanced Capital Allocation

We believe our near-term focus on increasing category share and optimizing supply chain will lead to balanced net sales and operating profit growth, while driving growth in operating cash flows. We envision that this cash flow will allow us to manage capital allocation priorities across investing in the business, returning cash to shareholders in the form of an attractive dividend and potential share repurchases, and executing potential acquisitions. We believe this balanced approach will enable us to deliver attractive long-term shareholder value.

Our Products

Our principal products are cereals that are split across taste, wellness and balance sub-categories, and serve a diverse set of occasions and demographics. These products are manufactured by us in the United States, Mexico and Canada and marketed in the United States, Canada and the Caribbean. They are sold to retailers through a mixture of a direct sales force, brokers, and distributors. The Kellogg leading taste brands used in connection with the Cereal Business include Frosted Flakes, Froot Loops, and Apple Jacks. The Kellogg wellness brands used in connection with the Cereal Business include Special K, Kashi, and Bear Naked. The Kellogg balance brands used in connection with the Cereal Business include Special K, Frosted Mini-Wheats, Raisin Bran, and Corn Flakes. Most of our products are also marketed under the “Kellogg’s” name.

Customers

We sell our products primarily to supermarket chains, wholesalers, supercenters, club stores, mass merchandisers, distributors, convenience stores, drug stores, gasoline stations, value stores, online channels and other retail food outlets in the United States, Canada and the Caribbean. Our largest customer,Wal-Mart Stores, Inc., accounted for approximately 28% of combined net sales during 2022, comprised principally of sales within the United States. No other customer accounted for more than 10% of combined net sales in 2022. During 2022, our top five customers, collectively, including Wal-Mart Stores, Inc., accounted for approximately 51% of our combined net sales. There has been significant consolidation in the North American grocery industry, and we believe that this trend is likely to continue. Although the loss of any large customer for an extended length of time could negatively impact our sales and profits, we do not currently anticipate that this will occur due to the consumer demand for our products and our relationships with our customers. Our products have been generally sold through our own sales forces and through broker and distributor arrangements and have been generally resold to consumers in retail stores, restaurants, and other establishments, such as schools and hotels.

Marketing and Advertising

We believe that our marketing efforts are fundamental to the success of our business. Since the creation of Kellogg ParentCo, we have supported our brands through innovative advertising campaigns and with the help of our beloved characters. We also invest heavily in consumer promotions to motivate demand for our products. To further hone our marketing campaigns, we combine knowledge pulled from our customer database to deepen our understanding of shifting consumer trends. Our marketing efforts are focused on building brand awareness, attracting new consumers and increasing consumption of our products.

Manufacturing and Processing

In order to best serve our customers’ needs, our manufacturing network is spread across the United States, Mexico and Canada.

Some of our plants are dedicated to the production of specific products or brands. Other plants can accommodate multiple product lines. In many cases, our facilities are strategically located close to major supply sources. In managing our network, we focus on eliminating excess capacity through consolidation, harmonizing production practices and safety procedures and pursuing productivity opportunities that cut across multiple divisions and product lines. We maintain all of our manufacturing and processing facilities in satisfactory condition and believe they are suitable and adequate for our needs.

We have also entered into a number of strategic partnerships for production and packaging. This can be beneficial when selected platforms are out of capacity or we need access to additional capabilities that we do not have in our network. In the past, we have deemed it beneficial to outsource production when developing new products or to better address customer demand.

Distribution

The distribution of our products is facilitated from six distribution centers strategically located in the United States, Mexico and Canada. Our sales staff is supported by a demand and revenue management department responsible for the administration and fulfillment of customer orders. The majority of our products are shipped from our production, warehouse and distribution facilities by contract and common carriers. We intend to enter into a Separation and Distribution Agreement with Kellogg ParentCo that will govern the allocation and transfer of owned real estate between us and Kellogg ParentCo, as well as a Transition Services Agreement pursuant to which Kellogg ParentCo will provide us with the right to use certain sites following the Spin-Off. See “Certain Relationships and Related Party Transactions—Agreements with Kellogg ParentCo” for more detail.

Raw Materials

Agricultural commodities, including corn, wheat, rice, vegetable oils, sugar, cocoa, fruits and nuts are the principal raw materials used in our products. Cartonboard, corrugate, and flexible packaging are the principal packaging materials. We continually monitor world supplies and prices of such commodities and packaging materials, as well as government trade policies. The cost of such commodities and packaging materials may fluctuate widely due to government policy and regulation, changing weather patterns and conditions, climate change, and other supply and/or demand impacting events such as a pandemic (such as the COVID-19 pandemic), geopolitical events, or other unforeseen circumstances. Continuous efforts are made to maintain and improve the quality and supply of such commodities and materials for purposes of our short-term and long-term requirements. While most of these ingredients are purchased from sources in the United States, some materials are imported due to regional availability and specification requirements.

We will enter into long-term contracts for the materials described in this section and purchase these items on the open market, depending on our view of possible price fluctuations, supply levels and our relative negotiating power. Despite our ability to source materials necessary to meet increased demand for our products, certain ingredients, packaging and other goods and services have been adversely impacted as a result of geopolitical, economic and market conditions, including inflation and supply chain constraints. See “Risk Factors—Risks Related to Our Business—Supply chain disruptions and increases in costs and/or shortages of raw materials, labor, fuels and utilities as a result of geopolitical, economic and market conditions could adversely impact our profitability.” Although we are unable to predict the impact to our ability to source these materials and services in the future, we expect supply pressures, supply chain and logistics delays, and other disruptions to continue through 2023. As further discussed herein under “Quantitative and Qualitative Disclosures about Market Risk,” we also use derivative financial and commodity instruments to hedge some of our costs.

Natural gas and propane are the primary sources of energy used to power processing equipment at our production facilities, although certain locations may use electricity, oil, propane or solar cells as needed. In addition, considerable amounts of diesel fuel are used in connection with the distribution of our products. We have experienced supply chain disruptions including bottlenecks and shortages of materials, labor and freight that have led to increasing prices of raw materials, packaging and labor as well as limitations on shipping capacity. We expect these market disruptions and inflationary pressures to continue throughout 2023.

Competition

We have experienced, and expect to continue to experience, intense competition for sales of all of our products. Our products compete with advertised and branded products of a similar nature as well as unadvertised and private label products, which are typically distributed at lower prices, and generally with other food products. Principal methods and factors of competition include new product introductions, product quality, taste, convenience, nutritional value, price, advertising and promotion. We believe we compete favorably with our competitors on the basis of these factors due to our diversified portfolio of beloved iconic brands and characters, our leading market position with significant scale in the North American cereal industry, our heritage of innovation and breakthrough marketing and our investment in our brands. Although we believe our competitive strengths will contribute to the growth and success of our company, our business is subject to risks including, among others, risks related to the incurrence of indebtedness in connection with the Spin-Off and risks related to operating as an independent, publicly traded company. See “Risk Factors” for a further description of these risks.

Trademarks and Intellectual Property

Generally, our products are marketed under trademarks that are currently owned by Kellogg ParentCo. The principal trademarks used in the Cereal Business are housemarks, brand names, slogans, and designs related to cereals and various other foods manufactured and marketed by us. These trademarks include, among others, Kellogg’s, All-Bran, Apple Jacks, Bear Naked, Cocoa Krispies, Kellogg’s Corn Flakes, Corn Pops, Cracklin’ Oat Bran, Crispix, Froot Loops, Kashi, Kellogg’s Frosted Flakes, Krave, Frosted Krispies, Frosted Mini-Wheats, Mueslix, Kellogg’s Raisin Bran, Raisin Bran Crunch, Rice Krispies, Smacks/Honey Smacks, Special K, Smart Start, Vector and Two Scoops.

Additional trademarks used in connection with the Cereal Business include logos and depictions of certain animated characters that can be used in conjunction with our branded products, including the characters Snap, Crackle and Pop, Tony the Tiger, Toucan Sam, Dig ‘Em, Sunny, Coco the Monkey, Cornelius (aka Cornelio), Melvin the Elephant, and Sammy the Seal (aka Smaxey the Seal).

The slogans The Original & Best, They’re Gr-r-reat! and Follow Your Nose, are used in connection with our products.

The trademarks listed above, among others, individually and when taken as a whole, are important to our business. Certain individual trademarks are also important to our business. Registrations of trademarks can also generally be renewed indefinitely as long as the trademarks are in use and otherwise properly maintained.

We also rely on several patents in connection with the Cereal Business. While this patent portfolio as a whole is material to the Cereal Business, no one patent or group of related patents is material to the business. In addition, we rely on Kellogg ParentCo proprietary trade secrets, technology, know-how, processes and other intellectual property rights that are not registered. Kellogg ParentCo relies on a combination of trademark law, copyright law, trade secrets, non-disclosure and confidentiality agreements, other contractual provisions and other measures to establish and protect such proprietary rights to products, packaging, processes and intellectual property used in connection with the Cereal Business.

In connection with the Spin-Off, we will enter into certain Intellectual Property Agreements with Kellogg ParentCo that will provide for the ownership, use and selling rights relating to the intellectual property currently used in the Cereal Business. We will sell some products under the intellectual property we license from Kellogg ParentCo. See “Certain Relationships and Related Party Transactions—Agreements with Kellogg ParentCo” for more detail.

Properties

Following the Spin-Off, our corporate headquarters and the principal research and development facilities we will use will be located in Battle Creek, Michigan.

We operated, as of July 1, 2023, offices, manufacturing plants and distribution and warehousing facilities in the United States, Mexico and Canada. Our plants have been designed and constructed to meet our specific production requirements, and we periodically invest money for capital and technological improvements. At the time of its selection, each location was considered to be favorable, based on the location of markets, sources of raw materials, availability of suitable labor, transportation facilities, location of our other plants producing similar products, and other factors. Our manufacturing facilities are located in Battle Creek, Michigan; Belleville, Ontario; Lancaster, Pennsylvania; Memphis, Tennessee; Mexicali, Mexico; and Omaha, Nebraska. We believe our facilities are generally in good operating condition and adequate to support the current operations of the business.

We intend to enter into a Separation and Distribution Agreement with Kellogg ParentCo that will govern the allocation, transfer and leasing of real estate between us and Kellogg ParentCo following the Spin-Off. Kellogg ParentCo’s current corporate headquarters located in Battle Creek, Michigan and manufacturing plants related to the Cereal Business will be transferred to WK Kellogg Co. Leased distribution centers will be occupied by both WK Kellogg Co and Kellogg ParentCo employees following the Spin-Off pursuant to the Transition Services Agreement, and after the termination of the Transition Services Agreement, will be fully or partially subleased from Kellogg ParentCo to WK Kellogg Co. See “Certain Relationships and Related Party Transactions—Agreements with Kellogg ParentCo” for more detail.

Research and Development

Research to support and expand the use of our existing products and to develop new food products is carried on in Battle Creek, Michigan, including at the W. K. Kellogg Institute for Food and Nutrition Research. Our expenditures for research and development were approximately $25 million for the year ended December 31, 2022. Information concerning our research and development expense is in Note 2 within “Notes to the Combined Financial Statements.” Following the Spin-Off, we will continue to utilize this space pursuant to the terms of a Management Services Agreement to be entered into in connection with the Spin-Off. See “Certain Relationships and Related Party Transactions—Agreements with Kellogg ParentCo” for more detail.

Regulation

Our activities in the United States are subject to regulation by various government agencies, including the U.S. Food and Drug Administration, FTC and the U.S. Departments of Agriculture, Commerce and Labor, as well as voluntary regulation by other bodies. Various state and local agencies also regulate our activities. Other agencies and bodies outside of the United States, including those of various countries, states, provinces and municipalities, also regulate our activities. To appropriately address these obligations, upon consummation of the Spin-Off, we will maintain internal controls and management processes that govern our actions and are intended to mitigate the risk of non-compliance.

While there are no current regulatory matters that we expect to be material to our results of operations, financial position, or cash flows, there can be no assurances that existing or future laws, regulations and standards applicable to our operations or products will not lead to a material adverse impact on our results of operations, financial position or cash flows. Due to the rapidly evolving nature of these laws and regulations (including as related to legal developments as a result of COVID-19) and geopolitical considerations, there can be no assurance that current expenditures will be adequate or that violations will not occur. Any violations could result in fines, penalties or customer disengagements that may have a material impact on our financial performance. See “Risk Factors” included elsewhere in this Information Statement, for more detail around risks pertaining to compliance with laws and regulations.

Environmental Matters

Our facilities are subject to various U.S. and foreign, federal, state and local laws and regulations regarding the release of material into the environment and the protection of the environment in other ways. We are not a party to any material proceedings arising under these regulations. We believe that compliance with existing environmental laws and regulations will not materially affect our combined financial condition or our competitive position.

Human Capital Resources

On July 1, 2023, we had approximately 3,150 employees. Following the Spin-Off, we will also be party to numerous collective bargaining agreements. Our human capital objectives include attracting, developing, engaging, rewarding and retaining our employees.

Equity, Diversity and Inclusion (“ED&I”): In 2005, Kellogg ParentCo established an Office of Diversity & Inclusion. We plan to also establish a similar office intended to be focused on recruiting and retaining employees, creating awareness of diversity issues, fostering a supportive, positive environment where inclusive behaviors are the norm, and embedding accountability for diversity throughout the organization. Our goal is to reflect the diversity of our consumers throughout our company. We will report to our Board on a periodic basis about the actions we have taken to make progress on our ED&I journey, and we are firmly committed to continuing to advance our priorities. Our focus on ED&I will enable us to build a culture where employees are inspired to share their passion, talents and ideas.

Training and Development: We plan to invest in ongoing leadership development programs that target current and future leaders.

Employee Engagement: We plan to communicate frequently and transparently with our employees through a variety of engagement vehicles, from externally managed global opinion surveys to weekly check-ins via our internal global recognition platform. We also plan to provide a wide array of opportunities for volunteerism and to provide matching donations for employees’ service to charities of their choosing.

Total Rewards: We will provide a market-based competitive compensation through our salary, annual incentive and long-term incentive programs and a benefits package that promotes employee well-being across all aspects of their lives, including physical, financial, social and emotional wellbeing. We will sponsor a number of benefit plans for eligible employees in the United States, Canada and Mexico, including defined benefit pension plans, defined contribution retirement plans, retiree health and welfare, active health care, severance and other post-employment benefits. We will continually review and implement new programs to meet the evolving needs of our employees, including, but not limited, to benefit programs for same sex partners and progressive leave benefits (e.g., paternity/maternity and active military). We will also offer flexible work arrangements across our population.

Health and Wellness: We aim to create a culture where all colleagues feel supported and valued, which is in line with our corporate mission. We will continue to evolve our programs to meet our colleagues’ health and wellness needs, which we believe are essential to attract and retain employees of the highest caliber, and we will offer a competitive benefits package focused on fostering work/life integration.

Company Ethics: Upon completion of the Spin-Off, we will have processes in place for compliance with the Code of Conduct for the Board and Code of Ethics for WK Kellogg Co employees, each including a requirement for annual certification that provides employees an opportunity to disclose actual or potential conflicts of interest, report actual or potential violations of the law, the Code of Conduct or Code of Ethics, as applicable, or policy and acknowledge their obligation to comply with the applicable code. We will regularly re-enforce our commitment to ethics and integrity in employee communications, in our everyday actions and through our processes. In addition, we will provide targeted training during the course of the year. We will also maintain an ethics related hotline, managed by a third party, through which individuals can anonymously raise concerns or ask questions about business behavior.

Legal Proceedings

We may be subject to various legal proceedings, claims, and governmental inspections, audits or investigations arising out of our business which cover matters such as general commercial, governmental regulations, antitrust and trade regulations, product liability, environmental, intellectual property, employment and other actions. We are not involved in any legal proceedings that we believe will result, individually or in the aggregate, in a material adverse effect upon our financial condition or results of operations.

MANAGEMENT

The following table presents information, as of July 1, 2023, concerning our directors and executive officers following the Spin-Off, including their respective business experience.

Name	Age	Position
Gary Pilnick	58	Chief Executive Officer and Chair of the Board
Norma Barnes-Euresti	55	Chief Legal Officer
Sherry Brice	47	Chief Supply Chain Officer
Bruce Brown	59	Chief Customer Officer
David McKinstray	38	Chief Financial Officer
Doug VanDeVelde	57	Chief Growth Officer
Lisa Walter	51	Chief Accounting Officer
Wendy Arlin	52	Director
R. David Banyard, Jr.	54	Director
Michael Corbo	64	Director
Zack Gund	52	Lead Director
Ramón Murguía	64	Director
Julio Nemeth	62	Director
Mindy Sherwood	56	Director

Gary H. Pilnick is expected to serve as Chief Executive Officer and a director of WK Kellogg Co following the Spin-Off. Mr. Pilnick has served as Vice Chairman, Corporate Development and Chief Legal Officer of Kellogg ParentCo since January 2016. In August 2003, he was appointed Senior Vice President, General Counsel and Secretary and assumed responsibility for Corporate Development in June 2004. He joined Kellogg ParentCo as Vice President, Deputy General Counsel and Assistant Secretary in September 2000 and served in that position until August 2003. Before joining Kellogg ParentCo, he served as Vice President and Chief Counsel of Sara Lee Branded Apparel, now Hanesbrands, an apparel company, and as Vice President and Chief Counsel, Corporate Development and Finance at Sara Lee Corporation, formerly a consumer goods corporation now held by Kohlberg & Company. Mr. Pilnick has served on the board of Twin Ridge Capital Acquisition Corp since February 2021. We believe that Mr. Pilnick’s in-depth knowledge of and passion for our business and people, his responsibilities with the Kellogg ParentCo Board, and more than two decades of leadership experience helping to shape Kellogg ParentCo’s strategy and portfolio as head of its global corporate development function will make Mr. Pilnick a valuable addition to our Board.

Norma Barnes-Euresti is expected to serve as Chief Legal Officer of WK Kellogg Co following the Spin-Off. Ms. Barnes-Euresti has served as Vice President and Chief Counsel, Employment, Labor, Ethics & Compliance of Kellogg ParentCo since January 2012. Ms. Barnes-Euresti joined Keebler Company, a cookie manufacturer, in November 1999 and subsequently joined Kellogg ParentCo as part of its acquisition of Keebler in 2001. Ms. Barnes-Euresti is currently the Treasurer and a member of the Board of Trustees for the National Judicial College. Ms. Barnes-Euresti is also a member of the Board of Directors on the Foundation side for the National LGBTQ+ Bar Association and Foundation.

Sherry Brice is expected to serve as Chief Supply Chain Officer of WK Kellogg Co following the Spin-Off. Ms. Brice has served as Vice President, Global Quality and Food Safety of Kellogg ParentCo since January 2020. Prior to her current role, Ms. Brice served as Senior Director, Supply Chain Category Lead of Frozen Foods and Canada from January 2019 to January 2020 and as Plant Director from July 2017 to January 2019. Throughout her nearly 11 years at Kellogg ParentCo, Ms. Brice held various leadership roles spanning manufacturing, category operations and quality and compliance. Ms. Brice joined Kellogg ParentCo as part of its acquisition of the Pringles business from Procter & Gamble, a consumer goods company, where she served in a variety of supply chain roles for nearly 14 years.

Bruce Brown is expected to serve as Chief Customer Officer of WK Kellogg Co following the Spin-Off. Mr. Brown has served as Vice President, Customer Strategy and Planning of Kellogg ParentCo since January 2019. Prior to his current role, Mr. Brown served as Vice President, Customer Marketing from January 2014 to December 2018. Throughout his nearly 25 years at Kellogg ParentCo, Mr. Brown held a variety of leadership roles across sales and customer marketing in both the cereal and snacks businesses, including as Senior Vice President, Western Customer Teams and Senior Vice President, National Customer Teams. Prior to Kellogg ParentCo, Mr. Brown held sales roles at Mott’s USA, a manufacturer of apple products, and The Dial Corporation, now Henkel Corporation, a manufacturer of personal care and household cleaning products.

David McKinstray is expected to serve as Chief Financial Officer of WK Kellogg Co following the Spin-Off. Mr. McKinstray has served as Vice President, Integrated Business Planning of Kellogg ParentCo since April 2020. Prior to his current role, Mr. McKinstray held multiple finance roles throughout his nearly 15 years at Kellogg ParentCo, having served as Vice President, Finance, U.S. Commercial & Business Management from January 2019 to April 2020, Vice President, Finance, and Chief Financial Officer of the U.S. snacks business from April 2018 to March 2019 and Vice President, Finance, Corporate Financial Planning & Accounting and Strategy from September 2016 to April 2018. He played a leading role in several strategic initiatives at Kellogg ParentCo and has significant experience in global roles across risk management, treasury and corporate and financial planning. His roles prior to Kellogg ParentCo included positions in commodity risk management and trading.

Doug VanDeVelde is expected to serve as the Chief Growth Officer of WK Kellogg Co following the Spin-Off. Mr. VanDeVelde has served as the General Manager of Kellogg ParentCo’s U.S. cereal business since January 2019. Prior to his current role, Mr. VanDeVelde served as Senior Vice President, Global Breakfast Category from November 2013 to January 2019. Throughout his 25 years at Kellogg ParentCo, Mr. VanDeVelde held various leadership roles in marketing, including as Senior Vice President, Marketing and Innovation for U.S. Morning Foods and Senior Vice President, Marketing for U.S. Snacks. Prior to joining Kellogg ParentCo in December 1997, Mr. VanDeVelde was a Marketing Director at Proctor & Gamble.

Lisa Walter is expected to serve as Chief Accounting Officer of WK Kellogg Co following the Spin-Off. Ms. Walter is a Certified Public Accountant and has served as Vice President, Corporate Controller of Kellogg ParentCo since April 2023. Prior to her current role, Ms. Walter served as Vice President, Corporate Controller at Arrival, an electric vehicle design and production company, from March 2022 to April 2023. Ms. Walter held a variety of roles at Whirlpool Corporation, a global manufacturer of home appliances, over her sixteen years there from October 2005 through March 2022, most recently serving as Assistant Corporate Controller from April 2018 to March 2022.

Wendy Arlin is expected to serve as a director of WK Kellogg Co following the Spin-Off. Ms. Arlin served as Chief Financial Officer of Bath & Body Works, Inc. (“BBWI”), a home fragrance, body care and soaps and sanitizer products retailer, from August 2021 through July 2023. Prior to her current role and prior to the spin-off of BBWI, Ms. Arlin served as L Brands, Inc.’s Senior Vice President, Finance and Corporate Controller, leading corporate finance, financial reporting, accounting, and financial shared services functions from 2005 to 2021. Prior to joining L Brands in 2005, Ms. Arlin spent 12 years at KPMG LLP in the audit practice and ultimately held the position of partner in charge of the central Ohio consumer and industrial/information, communications and entertainment businesses practices. We believe that Ms. Arlin’s 30 years of accounting, finance, audit, financial reporting, retail and public company leadership experience will make Ms. Arlin a valuable addition to our Board.

R. David Banyard, Jr. is expected to serve as a director of WK Kellogg Co following the Spin-Off. Mr. Banyard is the President and Chief Executive Officer of MasterBrand, Inc., the largest manufacturer of residential cabinets in North America, and has served in that role since December 2022. Prior to his current role, Mr. Banyard served as President of MasterBrand Cabinets, Inc., the cabinets segment of Fortune Brands Home and Security, Inc., from 2019 to 2022. Mr. Banyard previously served as President and Chief Executive Officer of Myers Industries, Inc., an international manufacturer of packaging, storage and safety products and specialty molding, from 2015 to 2019. Prior to that role, Mr. Banyard was Group President, Fluid Handling Technologies at Roper Technologies, Inc., a diversified technology company, from 2010 to 2015. Mr. Banyard began his business career at Danaher Corporation, a science and technology company, where he held a variety of management roles from 2004 to 2010, including Vice President and General Manager of Kollmorgen’s Vehicle Systems business. Mr. Banyard also completed an 11-year career in the U.S. Navy as a fighter pilot. We believe that Mr. Banyard’s expertise in brand management and leadership developed over his 20-year career working in various consumer sectors will make Mr. Banyard a valuable addition to our Board.

Michael Corbo is expected to serve as a director of WK Kellogg Co following the Spin-Off. Mr. Corbo has served as Executive Advisor to Craft.co, a supply chain analytics platform, since March 2023, Regrello, a network of manufacturing companies for supplier collaboration and automation of manufacturing and supply chain processes, since January 2023, Carbmee, a provider of a carbon accounting platform, since March 2023, TerraNexus, a supply chain demand, supply and inventory accounting system, since March 2023, and Kinaxis, a supply chain planning system, since June 2023. Prior to his current roles, Mr. Corbo served in various roles over 40 years at Colgate-Palmolive Company, a consumer products company, including most recently as Chief Supply Chain Officer from April 2011 to January 2023, Vice President, Global Oral Care, Supply Chain from April 2005 to April 2011 and Vice President, Manufacturing Operations, Latin America from April 2001 to April 2005. We believe that Mr. Corbo’s experience in international business and public company leadership, as well as his deep expertise in supply chain management, will make Mr. Corbo a valuable addition to our Board.

Zack Gund is expected to serve as a director of WK Kellogg Co following the Spin-Off. Mr. Gund is currently a Managing Partner of Coppermine Capital, LLC, a private investment firm he founded in 2001. In this role, Mr. Gund makes investment decisions and oversees several portfolio companies across many different sectors. His work has spanned both the manufacturing and service industries, including food manufacturing. Mr. Gund has served as a member of the Kellogg ParentCo Board since December 2014. He chairs the Kellogg ParentCo Board’s Manufacturing Committee and also serves on the Compensation & Talent Management Committee and the Nominating & Governance Committee of the Kellogg ParentCo Board. We believe that Mr. Gund’s extensive experience in accounting, crisis management, manufacturing and supply chain management, strategy and strategic planning, as well as his expertise in the retail environment and financial acumen, will make Mr. Gund a valuable addition to our Board.

Ramón Murguía is expected to serve as a director of WK Kellogg Co following the Spin-Off. Mr. Murguía has been owner of Murguía Law Firm since he established the firm in September 1991 and has served as a trustee of the W.K. Kellogg Foundation since April 2007 and on the board of the W.K. Kellogg Foundation Trust since 2021. Mr. Murguĺa has also served as a director of Country Club Bank for nearly 20 years and serves on the non-profit boards of the Wyandotte Health Foundation, Union Station Kansas City, Kansas University Endowment Association, Wildflowers Institute and Nelson-Atkins Museum of Art. We believe that Mr. Murguía’s legal expertise over his 30-year career will make Mr. Murguía a valuable addition to our Board.

Julio Nemeth is expected to serve as a director of WK Kellogg Co following the Spin-Off. Mr. Nemeth served as the Chief Product Supply Officer at Procter & Gamble, a consumer goods company, from May 2019 to May 2023. In this role, Mr. Nemeth led Procter & Gamble’s global product supply organization, which includes over 100 manufacturing plants and roughly 200 distribution centers around the world. Prior to this role, Mr. Nemeth held numerous senior roles with Procter & Gamble since 1990, including President, Global Business Services from January 2015 to April 2019 and Senior Vice President, Product Supply, Global Operations from July 2013 to December 2014. Mr. Nemeth has served on the board of directors of The Boston Beer Company, Inc. since January 2020 and is a member of its audit and compensation committees. We believe that Mr. Nemeth’s 35 years of operations, engineering, procurement, manufacturing, customer service, distribution, innovation and general management experience in the consumer goods industry, as well as his significant experience in supply chain management, will make Mr. Nemeth a valuable addition to our Board.

Mindy Sherwood is expected to serve as a director of WK Kellogg Co following the Spin-Off. Ms. Sherwood has served in various roles over 30 years at Procter & Gamble, where she has served as President, Global Walmart and Chief Sales Officer since July 2021. In this capacity, Ms. Sherwood leads strategy and capability for Procter & Gamble sales across all categories and regions as well as the global Walmart business, Procter & Gamble’s largest global retail customer. Prior to her current role, Ms. Sherwood most recently served as President, Global Walmart from July 2019 to July 2021, Vice President, Global Walmart from January 2015 to July 2019, Vice President, Sales, Beauty Care, Walmart from September 2014 to January 2015 and Vice President, Nordics, Europe Region from October 2012 to September 2014. We believe that Ms. Sherwood’s deep experience in sales, public company leadership and international business will make Ms. Sherwood a valuable addition to our Board.

Our Board of Directors Following the Spin-Off and Director Independence

Immediately following the Spin-Off, we expect that our Board will comprise eight directors. Our Board will be divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected until the third annual meeting of shareholders following the Spin-Off. The initial terms of the Class I, Class II and Class III directors will expire in 2024, 2025 and 2026, respectively. Messrs. Pilnick and Gund are expected to serve as Class I directors. Messrs. Corbo and Murguía and Ms. Sherwood are expected to serve as Class II directors. Ms. Arlin and Messrs. Banyard and Nemeth are expected to serve as Class III directors. See “Description of Our Capital Stock.”

The NYSE rules require that our Board have a majority of independent directors. Immediately following the Distribution Date, our Board will have a majority of independent directors, and our Board committees will comprise only independent directors. Our Board expects to determine that each of Wendy Arlin, R. David Banyard, Jr., Michael Corbo, Zack Gund, Ramón Murguía, Julio Nemeth and Mindy Sherwood is independent under the NYSE rules. A copy of our corporate governance guidelines setting forth our director qualification standards will be posted on our Web site upon completion of the Spin-Off.

Committees of the Board

Effective upon the completion of the Spin-Off, the Board will have an Audit Committee, a Compensation and Talent Management Committee and a Nominating and Governance Committee, each of which will operate under written charters approved by the full Board. In accordance with current NYSE listing standards, all of the directors who serve on each such Committee will be independent from us and our management. The charters of all the Committees will be posted on our Web site upon completion of the Spin-Off.

Audit Committee

The members of our Audit Committee are expected to be Wendy Arlin, R. David Banyard, Jr., Julio Nemeth and Mike Corbo. Wendy Arlin is expected to be the Chair of our Audit Committee. We expect that each member of our Audit Committee will meet the requirements for independence under the current NYSE listing standards and SEC rules and regulations. We expect that each member of our Audit Committee will be financially literate. In addition, our Board expects to determine that Wendy Arlin is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not impose on him/her any duties, obligations or liabilities that are greater than are generally imposed on members of our Audit Committee and our Board. The responsibilities of the Audit Committee will be more fully described in our Audit Committee charter and will include, among other duties:

•	assisting the Board in monitoring the following:

•	the integrity of the financial statements of WK Kellogg Co;

•	the independence and performance of WK Kellogg Co’s independent registered public accounting firm;

•	the performance of WK Kellogg Co’s internal audit function;

•	WK Kellogg Co’s enterprise risk management process and key risks;

•	WK Kellogg Co’s technology and information security, including cybersecurity;

•	ESG priorities;

•	compliance by WK Kellogg Co with legal and regulatory requirements; and

•	other related matters.

•	pre-approving all audit, audit-related, internal control-related and permitted non-audit engagements and services by the independent registered public accounting firm and their affiliates;

•	discussing and/or reviewing specified matters with, and receiving specified information or assurances from, WK Kellogg Co management and the independent registered public accounting firm; and

•

appointing, subject to shareholder ratification, or replacing the independent registered public accounting firm, which directly reports to the Audit Committee, and is directly responsible for determining the compensation and overseeing the independent registered public accounting firm.

Compensation and Talent Management Committee

The members of our Compensation and Talent Management Committee are expected to be R. David Banyard, Jr., Wendy Arlin, Zack Gund, Ramón Murguía and Mindy Sherwood. R. David Banyard, Jr. is expected to be the Chair of the Compensation and Talent Management Committee. We expect that each member of the Compensation and Talent Management Committee will meet the requirements for independence under the current NYSE listing standards and SEC rules and regulations. The responsibilities of the Compensation and Talent Management Committee will be more fully described in the Compensation and Talent Management Committee Charter and will include, among other duties:

•	reviewing and approving the compensation philosophy and principles for senior executives;

•

reviewing and making recommendations for the compensation of senior management personnel and monitoring overall compensation for senior executives, including reviewing risks arising from WK Kellogg Co’s compensation policies and practices;

•	reviewing and recommending the compensation of the CEO;

•	sole authority to retain or terminate any compensation consultant or other advisor used to evaluate senior executive compensation;

•	overseeing and administering employee benefit plans to the extent provided in those plans;

•	reviewing with management employment and employment-related matters and employment programs;

•	reviewing trends in management compensation;

•	reviewing talent development;

•	setting the composition of the peer company group used for market comparison for executive compensation;

•	determining applicable stock ownership guidelines for certain executives and monitoring compliance with guidelines;

•	assisting the Board in monitoring ESG priorities;

•	reviewing WK Kellogg Co’s ED&I programs and policies; and

•

overseeing the review and assessment of risks arising from WK Kellogg Co’s compensation policies and practices, which includes the annual review of our compensation program for design features considered to encourage excessive risk taking and WK Kellogg Co’s approach to those features.

Nominating and Governance Committee

The members of our Nominating and Governance Committee are expected to be Zack Gund, Mike Corbo, Ramón Murguía, Julio Nemeth and Mindy Sherwood. Zack Gund is expected to be the Chair of our Nominating and Governance Committee. We expect that each member of the Nominating and Governance Committee will meet the requirements for independence under the current NYSE listing standards. The responsibilities of the Nominating and Governance Committee will be more fully described in our Nominating and Governance Committee Charter and will include, among other duties:

•	identifying and reviewing the qualifications of candidates for director and in determining the criteria for new directors;

•	recommending nominees for director to the Board;

•	recommending committee assignments to the Board;

•	reviewing annually the Board’s compliance with the Corporate Governance Guidelines;

•	reviewing annually the Corporate Governance Guidelines and recommending changes to the Board;

•	monitoring the performance of directors and conducting performance evaluations of each director before the director’s re-nomination to the Board;

•	administering the annual evaluation of the Board;

•	providing annually an evaluation of CEO performance used by the independent members of the Board in their annual review of CEO performance;

•	considering and evaluating potential waivers of the Code of Conduct for directors and Global Code of Ethics for senior officers;

•	making a report to the Board on CEO succession planning at least annually;

•	providing an annual review of the independence of directors to the Board;

•	reviewing and recommending to the Board responses to shareholder proposals;

•	overseeing governance-related engagement with shareholders and proxy advisory firms, and reviewing proxy advisory firm policies and voting recommendations;

•

reviewing, approving and overseeing any transaction between WK Kellogg Co and any related person (as defined in Item 404 Regulation S-K) on an ongoing basis, in accordance with WK Kellogg Co’s related party transactions policies; and

•	reviewing director compensation.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board or compensation committee of any entity that has one or more executive officers serving on our Board or Compensation and Talent Management Committee.

Risk Oversight

Our Board will oversee the risk management activities designed and implemented by our management. Our Board will execute its oversight responsibility for risk management, including the oversight of cybersecurity risks, both directly and through its committees. The full Board will also consider specific risk topics, including risks associated with our strategic plan, business operations and capital structure. In addition, our Board will receive detailed regular reports from members of our senior management and other personnel that include assessments and potential mitigation of the risks and exposures involved with their respective areas of responsibility.

While risk oversight is a full Board responsibility, our Board will delegate to the Audit Committee oversight of our risk management process. Our Audit Committee will be charged with reviewing cybersecurity, as well as our technology and information security, with senior management. Management’s reporting to the Audit Committee will include a review of potential digital threats and vulnerabilities, cybersecurity priorities and our cybersecurity framework, including the potential for heightened risks in connection with our supply chain and as a result of global and macroeconomic events. In connection with overseeing the risk management process, the Audit Committee will review an assessment of our enterprise risks and the allocation of risk oversight among the Board and our other Committees.

Our other Committees will also consider and address risk as they perform their respective Committee responsibilities. All Committees will report to the full Board as appropriate, including when a matter rises to the level of a material or enterprise level risk.

Although we are not aware of any new or heightened exposure to cyberattacks as a result of Russia’s invasion of Ukraine that pose a material risk to our business, we will continue to assess the risk of evolving cyberthreats and global and macroeconomic events to determine whether any new cybersecurity risks are presented by such events, with the Kellogg ParentCo Audit Committee overseeing and monitoring certain key risks, including cybersecurity risks. Our Audit Committee will assume oversight of these risks after completion of the Spin-Off and, with senior management, will continue to assess whether developments related to global and macroeconomic events have had, or are reasonably likely to have, a material impact on WK Kellogg Co.

Code of Business Conduct and Ethics

Prior to the completion of the Spin-Off, we intend to adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon completion of the Spin-Off, our code of business conduct and ethics will be available on our Web site. We intend to disclose any amendments to the code, or any waivers of its requirements, on our Web site.

Director Nomination Process

Our initial Board will be selected through a process involving both Kellogg ParentCo and us.

We will adopt corporate governance guidelines that will contain information concerning the responsibilities of the Nominating and Governance Committee with respect to identifying and evaluating future director candidates.

The Nominating and Governance Committee will evaluate future director candidates in accordance with the director membership criteria described in our corporate governance guidelines. The Nominating and Governance Committee will evaluate a candidate’s qualifications to serve as a member of our Board based on the skills and characteristics of individual directors as well as the composition of our Board as a whole. In addition, the Nominating and Governance Committee will evaluate a candidate’s professional skills and background, experience in relevant industries, age, diversity, geographic background and number of other directorships, along with qualities expected of all directors, including integrity, judgment, acumen and the time and ability to make a constructive contribution to our Board.

Communication with Non-Management Members of our Board

Information for shareholders and other parties interested in communicating with our Board or our independent directors, individually or as a group, will be posted on our Web site prior to the Spin-Off. Our corporate secretary will forward communications relating to matters within our Board’s purview to the independent directors; communications relating to matters within a Board committee’s area of responsibility to the chair of the appropriate committee; and communications relating to ordinary business matters, such as suggestions, inquiries and consumer complaints, to the appropriate WK Kellogg Co executive or employee. Our corporate secretary will not forward solicitations, junk mail and obviously frivolous or inappropriate communications, but will make them available to any independent director who requests them.

Director Compensation and Benefits

Prior to the completion of the Spin-Off, we intend to adopt a director compensation program. Each of our non-employee directors is expected to receive an annual cash retainer of $95,000, which will be paid in cash quarterly in arrears. The chairs of the Audit and Compensation and Talent Management Committees are expected to receive an additional annual cash retainer of $20,000, and the chair of the Nominating and Governance Committee is expected to receive an additional annual cash retainer of $15,000. The non-executive Board chair is expected to receive an additional annual cash retainer of $100,000, and the Lead Director is expected to receive an additional annual cash retainer of $35,000. In addition, each of our non-employee directors is also expected to receive an annual equity retainer with a grant date value of $140,000.

COMPENSATION DISCUSSION AND ANALYSIS

Prior to the Spin-Off, we have been a wholly owned subsidiary of Kellogg ParentCo, and therefore Kellogg ParentCo’s senior management and the Compensation and Talent Management Committee of the Kellogg ParentCo Board, which we refer to in this Compensation Discussion and Analysis (“CD&A”) as the “C&T Committee,” oversaw our historical compensation strategy. Because the information presented in the compensation tables of this Information Statement relates to the 2022 fiscal year, which ended on December 31, 2022, this CD&A focuses primarily on Kellogg ParentCo’s compensation programs and decisions with respect to 2022 and the processes for determining 2022 compensation while we were part of Kellogg ParentCo. In order to present Kellogg ParentCo’s executive compensation program for our named executive officers in a simple and understandable manner, the CD&A has been organized into the following sections:

A.	Key Decision Summary—an overview of compensation decisions and program updates.

B.	Core Principles—the fundamental tenets upon which our compensation program is built, such as “pay for performance.”

C.	Compensation Approach—the process used to develop plan design, set compensation and verify that actual pay is consistent with Kellogg ParentCo’s core principles.

D.	Compensation Plans and Design—the specific elements of the compensation program and 2022 pay.

E.	Compensation Policies—key policies that govern the operation of the plans.

It is important to read this section in conjunction with the detailed tables and narrative descriptions under “Executive Compensation Tables” beginning on page 138 of this Information Statement.

The WK Kellogg Co Compensation and Talent Management Committee (also referred to in this CD&A as the “WKKC Compensation Committee”) has not yet been established and therefore has not established a specific set of objectives or principles for our executive compensation program. Prior to the Spin-Off, the C&T Committee will make certain compensation decisions and take actions regarding our compensation philosophy, principles and program design and, following the Spin-Off, the WKKC Compensation Committee will make additional compensation decisions and actions, including establishing objectives and principles similar to the objectives and principles that Kellogg ParentCo maintained for its compensation programs in 2022, as described in this CD&A. It is anticipated that the WKKC Compensation Committee will review the impact of the Spin-Off and all aspects of compensation and make appropriate adjustments to our compensation programs and practices. Accordingly, because our pay practices are still being developed, the forms and amounts of compensation reported below in this CD&A are not necessarily indicative of the compensation our current NEOs, as defined immediately below, will receive following the Spin-Off.

We expect that our executive compensation program following the Spin-Off will generally be similar to Kellogg ParentCo’s executive compensation program. In connection with the Spin-Off, we expect to adopt short-term cash incentive plans and/or programs, a long-term incentive plan (under which various stock-based awards may be granted to our employees and directors), an employee stock purchase plan and nonqualified deferred compensation plans and policies, the terms of which will be substantially similar or comparable to those of such plans maintained by Kellogg ParentCo. See “Certain Relationships and Related Party Transactions—Agreements with Kellogg ParentCo—Employee Matters Agreement” for more information, including the allocation of liabilities with respect to compensation and benefit accruals prior to the Spin-Off. Additionally, we intend to review and adopt stock ownership guidelines appropriate for WK Kellogg Co as a newly established, stand-alone public company, which we expect will occur within 12 months of the Spin-Off.

In this Information Statement, we refer to our CEO, CFO, and our three next highest paid individuals as “the NEOs” or “our NEOs.”

A. Key Decisions Summary

The C&T Committee took the following key actions:

Program Updates

The C&T Committee regularly reviews the design and effectiveness of Kellogg ParentCo’s compensation program. This includes engaging with a variety of stakeholders to gain feedback and input on Kellogg ParentCo’s compensation programs, including Kellogg ParentCo’s discussions with its shareholders (“Shareowners”) and on-going reviews with Kellogg ParentCo’s independent compensation consultant. The following updates were made to Kellogg ParentCo’s executive compensation programs for 2022:

•

The three-year stock unit plan formerly known as Kellogg ParentCo’s “Executive Performance Plan” (or “EPP”) was renamed the “Performance Stock Unit Plan” (“PSU Plan,” or “PSU”) in 2022 to reflect the expansion of the plan beyond Kellogg ParentCo’s executives.

•	Stock options were eliminated from the mix of long-term incentives in 2022.

2022 Annual Incentive Plan (“AIP”) Payouts (Pay for Performance)

2022 Corporate AIP Payout Factor of 137%

Mr. Pilnick and Ms. Brice are participants in the Kellogg ParentCo AIP and the associated AIP payout factor for 2022 was 137% of target, before consideration for individual performance. Mr. McKinstray’s AIP payout is based on the performance of Kellogg ParentCo’s North American region, and the associated AIP payout factor for 2022 was 147% of target, before consideration for individual performance. Mr. VanDeVelde’s AIP payout is based on Kellogg ParentCo’s North American region, with weighting on the U.S. cereal category, which he leads as General Manager, and the associated AIP payout factor for 2022 was 152% of target, before consideration for individual performance. Mr. Brown’s AIP payout is based on Kellogg ParentCo’s North American region with weighting on U.S. sales, which he serves on the functional leadership team, and the associated AIP payout factor for 2022 was 150% of target, before consideration for individual performance. For more information about the AIP and actual payouts for each NEO, including individual performance adjustments, see “—Annual Incentives” beginning on page 128 of this Information Statement.

2020-2022 Executive Performance Plan (“EPP”) Payouts (Pay for Performance)

2020-2022 EPP Payout of 175% of target

For the 2020-2022 EPP, Kellogg ParentCo delivered EPP Net Sales growth of 6.9%, which is significantly above the 1 to 2% target range. EPP Cash Flow performance during the period was $3.8 billion, which is also significantly above the $2.8 billion to $3.1 billion target range. Under the Plan, this performance results in a payout of up to 200% of the share target amount, and the NEOs (other than Ms. Brice, who does not hold a 2020-2022 EPP award) received a payout of 175% of share target amount, which was appropriate for the Kellogg ParentCo’s performance during this period. For more information about the 2020-2022 EPP and actual payouts for each NEO, see “—Long-Term Incentives” beginning on page 131 of this Information Statement.

B. Core Principles

Kellogg ParentCo operates in a robust and challenging industry, where competitive compensation is central to business performance. We believe that Kellogg ParentCo’s executive compensation program was designed to:

•	provide a competitive level of total compensation necessary to attract and retain key talent to help deliver successful business performance;

•	appropriately motivate its named executive officers to contribute to Kellogg ParentCo’s near and long-term success; and

•	help drive long-term total return for Kellogg ParentCo’s Shareowners.

Accordingly, Kellogg ParentCo’s executive compensation program is based on the following core principles — each of which is more fully described below.

•	Pay for Performance;

•	Shareowner Alignment;

•	Values-Based; and

•	Mitigating Risk.

Pay for Performance

The fundamental principle underlying Kellogg ParentCo’s executive compensation programs is pay for performance. That is, Kellogg ParentCo links the amount of actual pay to the performance of Kellogg ParentCo and each of its named executive officers. Kellogg ParentCo accomplishes this in several ways, including ensuring that target pay levels are market based, utilizing “performance-based” pay, and limiting perquisites (each of which is more fully described below).

Market Driven Compensation

All components of Kellogg ParentCo’s executive compensation program are targeted at the median of the market of Kellogg ParentCo’s Compensation Peer Group (as described below) to ensure that its executives are appropriately compensated, and Kellogg ParentCo is able to recruit and retain the right talent for the organization. Compensation opportunities vary based on time in position, criticality of retention, and sustained performance, as well as other factors. Annual incentive compensation targets may be above or below the median of Kellogg ParentCo’s Compensation Peer Group based on a variety of factors, including experience and tenure in the role. Actual incentive compensation payouts are based on performance against pre-determined goals that are designed to drive sustainable results and increase Kellogg ParentCo’s Shareowner value.

Performance-Based Compensation

A significant portion of Kellogg ParentCo’s senior executives’ target compensation is “performance-based” pay, tied to both short-term performance (AIP awards) and long-term performance (PSU Plan awards, formerly known as EPP awards). The annual compensation package for our CEO, Mr. Pilnick, has approximately 63% of target annual compensation (salary, annual incentives and long-term incentives) linked to performance-based incentives. The annual compensation package for our other NEOs averaged approximately 46% of target annual compensation linked to performance-based incentives.

Limited Perquisites

To further ensure pay for performance, executives receive limited perquisites, as shown on page 138 of this Information Statement. For additional information about perquisites, refer to footnote 6 in “—Summary Compensation Table.”

Shareowner Alignment

Kellogg ParentCo’s compensation programs have been designed to align the interests of Kellogg ParentCo executives with its Shareowners as an important way to drive behaviors that generate long-term Shareowner value. Kellogg ParentCo aligns these interests by using equity awards that have a longer-term focus and by maintaining robust stock ownership guidelines (each of which is more fully described below). Equity-based incentives are an effective method of facilitating stock ownership and further aligning the interests of Kellogg ParentCo executives and senior management with those of Kellogg ParentCo’s Shareowners. Consequently, an appropriate portion of our NEOs’ total target compensation is comprised of equity-based incentives (approximately 55% of our CEO’s annual target compensation, and an average of 30% of our other NEOs’ annual target compensation, is comprised of equity awards in the form of RSUs and PSUs).

Longer-Term Focus

Kellogg ParentCo maintains a stock-based, pay for performance, multi-year incentive plan (which is referred to as the “EPP” for awards granted prior to 2022 and the “PSU Plan” or “PSU” for awards granted in 2022 and subsequent years) intended to focus senior management on achieving critical goals over three-year periods. This approach provides the right balance of focusing senior management on important operational and financial goals and providing a direct link to Shareowner interests. Specifically, for the 2020-2022 EPP, 2021-2023 EPP, and 2022-2024 PSU Plan, these goals were tied to organic net sales growth and aggregate operating cash flow of Kellogg ParentCo. Annual restricted stock unit awards granted in 2022 are subject to three-year cliff vesting.

Stock Ownership Guidelines

Kellogg ParentCo has established robust share ownership guidelines to strengthen the ongoing and continued link between the interests of Kellogg ParentCo’s named executive officers and Kellogg ParentCo’s Shareowners. Currently, Mr. Pilnick and Mr. VanDeVelde are subject to such share ownership guidelines. We intend to review and adopt stock ownership guidelines appropriate for WK Kellogg Co as a newly established, stand-alone public company, which we expect will occur within 12 months of the Spin-Off.

Values-Based

Kellogg ParentCo’s compensation program is designed to reward an executive’s performance and contribution to Kellogg ParentCo’s objectives. Each NEO is evaluated on their specific contributions (the “what”), as well as the behaviors they exhibit as they drive results (the “how”). The shared behaviors (what Kellogg ParentCo calls its “K Values”) that Kellogg ParentCo expects and believes are essential to achieving long-term dependable and sustainable growth and increased value for Kellogg ParentCo’s Shareowners are as follows:

•	acting with integrity and showing respect;

•	being accountable for Kellogg ParentCo’s actions and results;

•	being passionate about Kellogg ParentCo’s business, brands and food;

•	having the humility and hunger to learn;

•	striving for simplicity; and

•	loving success.

Mitigating Risk

The Kellogg ParentCo compensation program is designed so that it does not encourage taking unreasonable risks relating to Kellogg ParentCo’s business. Kellogg ParentCo’s compensation programs mitigate risk by balancing short-term and rolling multi-year incentives which use various financial metrics to encourage the business to grow in a balanced, sustainable manner. In addition, the use of clawback provisions further drives risk mitigation by creating appropriate remedies under certain circumstances.

In 2022, the Kellogg ParentCo Board and its C&T Committee reviewed its executive compensation program to identify any design features that could reasonably be considered to encourage excessive risk taking and Kellogg ParentCo’s approach to those features. As a result of this review, and together with input from the independent compensation consultant, the Kellogg ParentCo Board and its C&T Committee determined that the risks arising from Kellogg ParentCo’s compensation policies and practices for employees are not reasonably likely to have a material adverse effect on Kellogg ParentCo.

Clawback Policies

Kellogg ParentCo maintains clawback provisions in each of Kellogg ParentCo’s AIP, stock options, restricted stock units, and the EPP/PSU Plan which give Kellogg ParentCo the ability to recover (“clawback”) previously granted payments. These provisions allow Kellogg ParentCo to recoup performance-based gains by executive officers (and other program participants) for fraud or misconduct causing a financial restatement. Beginning in 2018, Kellogg ParentCo expanded its provisions in all equity awards to require clawback after vesting or exercise (and forfeiture of awards before vesting) if an executive violates the non-compete or non-solicitation provisions of the awards or an executive engages in any activity that is contrary or harmful to Kellogg ParentCo’s interest.

C. Compensation Approach

Kellogg ParentCo’s compensation approach is based on (a) driving independent decision-making, (b) utilizing Compensation Peer Group data to appropriately benchmark compensation, (c) following a consistent, rigorous compensation target setting process, and (d) utilizing verification tools to ensure appropriate decisions are being made. Each is described more fully below.

Once WK Kellogg Co is a separate public company, we anticipate the WKKC Compensation Committee will follow a similar process to determine the compensation for our NEOs, which we anticipate will include the WKKC Compensation Committee engaging an independent compensation consultant to perform services consistent with those described below and such other services as it deems necessary to reflect our position as a new, stand-alone public company.

Independent Decision Making

The C&T Committee is responsible for administering the compensation program for executive officers of Kellogg ParentCo. The members of the C&T Committee are fully independent, none of the C&T Committee members are current or former employees of Kellogg ParentCo, and they are not eligible to participate in any of Kellogg ParentCo’s executive compensation programs. In addition, the C&T Committee has utilized an independent compensation consultant for many years.

Semler Brossy Consulting Group (“Semler Brossy”), Kellogg ParentCo’s independent compensation consultant, works directly for the C&T Committee, and, pursuant to Kellogg ParentCo policy, is prohibited from providing any consulting or other services to Kellogg ParentCo or its executive officers other than the work performed on behalf of the C&T Committee or the Kellogg ParentCo Board. The C&T Committee has considered the independence of Semler Brossy in light of SEC rules and NYSE listing standards. In connection with this process, the C&T Committee has reviewed, among other items, a letter from Semler Brossy addressing the independence of Semler Brossy and the members of the consulting team serving the C&T Committee, including the following factors: (i) services provided to Kellogg ParentCo by Semler Brossy, (ii) fees paid by Kellogg ParentCo as a percentage of Semler Brossy’s total revenues, (iii) policies or procedures of Semler Brossy that are designed to prevent conflicts of interest, (iv) any business or personal relationships between the senior advisor of the consulting team with a member of the C&T Committee, (v) any Kellogg ParentCo stock owned by the senior advisor or any member of the senior advisor’s immediate family, and (vi) any business or personal relationships between its executive officers and the senior advisor. The C&T Committee discussed these considerations and concluded that the work performed by Semler Brossy and its senior advisors involved in the engagement did not raise any conflict of interest.

Peer Groups and Competitive Positioning

Kellogg ParentCo uses peer groups to benchmark its named executive officers’ compensation against comparable companies and for different components of our overall compensation program to ensure they are competitive and delivering compensation in line with performance:

Peer Group	Overview/Selection Criteria	Primary Purpose
Compensation Peer Group	Consists of companies which Kellogg ParentCo generally competes with for talent, including both food companies and companies in other relevant industries. This group is reviewed on a periodic basis for appropriateness.	Establish target compensation (base salary, AIP and long-term incentives).

Performance Peer Group	Generally consists of the food companies in the broader Compensation Peer Group. This group is reviewed on a periodic basis for appropriateness.	Assess relative company performance and assess incentive payouts.

The “Compensation Peer Group” is used to ensure that executive officer compensation is competitive in the marketplace. Consequently, Kellogg ParentCo benchmarks its executive compensation to that of the Compensation Peer Group. The C&T Committee uses peer group data to benchmark base salary, target annual and long-term incentives and total compensation. Kellogg ParentCo’s total compensation package is targeted at the median of its Compensation Peer Group. Actual incentive compensation payouts will depend largely upon Kellogg ParentCo’s performance versus its operating plan budgets and in part upon its performance relative to Kellogg ParentCo’s Performance Peer Group, as defined below. Again, the design drives pay for performance. We believe this approach allows Kellogg ParentCo to recruit the best talent for the organization and pay for performance.

The C&T Committee reviews at least annually the Compensation Peer Group to confirm that it continues to be an appropriate benchmark. The C&T Committee determines the Compensation Peer Group, taking into account input from the independent compensation consultant, which is based on objective screening criteria for a variety of factors and considers a variety of criteria, including companies that (i) are in the same or similar lines of business, (ii) compete for the same customers with similar products and services, (iii) have comparable financial characteristics that investors view similarly, (iv) consider Kellogg ParentCo a peer, (v) proxy advisory firms consider Kellogg ParentCo’s peers, and (vi) are within a reasonable range in terms of percentile rank of Kellogg ParentCo for key financial metrics such as revenue, pre-tax income, total employees, and market capitalization. Kellogg ParentCo believes that Kellogg ParentCo’s Compensation Peer Group is representative of the market in which it competes for talent.

The “Performance Peer Group” is used to assess incentive plan payouts and performance relative to the performance of these direct competitors. This group includes many of the food companies in the broader Compensation Peer Group. The Performance Peer Group companies were chosen because they most closely compete with Kellogg ParentCo in the consumer marketplace and for investors’ dollars and face similar business dynamics and challenges. Annual incentive compensation payouts will depend largely upon Kellogg ParentCo’s performance versus Kellogg ParentCo’s operating plan budgets and in part upon Kellogg ParentCo’s performance relative to the Performance Peer Group.

As expected, there is meaningful overlap and differences between the Compensation Peer Group and Performance Peer Group. For 2022, Kellogg ParentCo’s Compensation Peer Group and Performance Peer Group are comprised of the following companies:

Compensation Peer Group
Church & Dwight

The Clorox Company

Colgate-Palmolive Co.

The Estee Lauder Cos., Inc.

Hormel Foods Corporation

Keurig Dr. Pepper Inc.

Kimberly-Clark Corporation

McDonald’s Corporation

Starbucks

Whirlpool Corporation

YUM! Brands, Inc.

Performance Peer Group
Campbell Soup Co. ConAgra Brands, Inc. The Hershey Company General Mills, Inc. The J.M. Smucker Company The Kraft Heinz Company McCormick & Company, Inc. Mondelēz International, Inc. Post Holdings	PepsiCo Inc.

Consistent, Rigorous Process

Each year, the C&T Committee follows a consistent, rigorous process to determine compensation for named executive officers for Kellogg ParentCo, including Mr. Pilnick:

•

The independent compensation consultant presents the C&T Committee with relevant compensation information such as a market assessment, Compensation Peer Group benchmarking data, information about other relevant market practices, and emerging trends.

•	This compensation information provides detailed information for both CEO compensation and the compensation for the other named executive officers of Kellogg ParentCo, including Mr. Pilnick.

•

The independent consultant makes recommendations to the C&T Committee regarding target levels for each pay element for the CEO of Kellogg ParentCo and provides oversight and guidance regarding the other named executive officers of Kellogg ParentCo. The Kellogg ParentCo CEO makes recommendations to the C&T Committee regarding the performance and compensation for each Kellogg ParentCo named executive officer (other than himself), including Mr. Pilnick.

•

Based on its review of performance versus Kellogg ParentCo’s operating plan, performance against the Performance Peer Group, individual performance, input from the independent compensation consultant and other factors, the C&T Committee makes recommendations to the independent members of the Kellogg ParentCo Board regarding the compensation for the CEO and the other named executive officers, including Mr. Pilnick.

•	The independent members of the Kellogg ParentCo Board determine the compensation of the CEO of Kellogg ParentCo and the other named executive officers of Kellogg ParentCo, including Mr. Pilnick.

Verification Tools

The C&T Committee utilizes several tools to help verify that the design of Kellogg ParentCo’s program is consistent with Kellogg ParentCo’s core principles and that the amount of compensation is within appropriate competitive parameters. For example, each year, the C&T Committee reviews “pay tallies,” which include a detailed analysis of each of Kellogg ParentCo named executive officers’ target and actual annual cash compensation, equity awards, retirement benefits, perquisites, change-in-control and severance payments, and wealth accumulation. In connection with this review, no unintended consequences or other concerns of the compensation program design were discovered. In addition, the C&T Committee concluded that the total compensation of the Kellogg ParentCo named executive officers aligns pay with performance and is appropriate and reasonable. The C&T Committee also uses a key financial metric, total shareholder return, as an additional verification tool to verify Kellogg ParentCo’s pay for performance connection.

Prior to the Spin-Off, determinations were made by the C&T Committee for Mr. Pilnick’s compensation given that he was serving as a Kellogg ParentCo named executive officer, and, for the other NEOs, in respect of their EPP payout. Following the Spin-Off, the WKKC Compensation Committee will be establishing a specific set of objectives or principles for all of our NEOs.

D. Compensation Plans and Design

NEO compensation includes a combination of annual cash and long-term incentive compensation. Annual cash compensation for NEOs is comprised of base salary and the AIP. Long-term incentives consist of three-year PSU Plan awards and restricted stock units.

Total Compensation

Key elements of Kellogg ParentCo’s 2022 compensation program for the Kellogg ParentCo named executive officers (including Mr. Pilnick) were as follows.

Element		Performance / Vesting Period (yrs.)	Purpose	Characteristics

Fixed	Base Salaries	—	Compensates executives for their level of responsibility and sustained individual performance. Also, helps attract and retain strong talent.	Fixed component; evaluated annually.

Performance— Based	Annual Incentives (AIP)	One Year	Promotes achieving Kellogg ParentCo’s annual corporate and business unit financial goals, as well as ESG objectives such as people safety, food safety/quality and equity, diversity and inclusion (or “ED&I”).	Performance-based cash opportunity; amount varies based on Kellogg ParentCo and business results, and individual performance.
	Long-Term Incentives (PSU Plan)	Three Years	Promotes achieving Kellogg ParentCo’s long-term corporate financial goals through the 3-year PSU Plan.	Performance-based equity opportunity; amounts earned/realized will vary from the targeted grant-date fair value based on actual financial and stock price.

Element		Performance / Vesting Period (yrs.)	Purpose	Characteristics

Stock Ownership	Long-Term Incentives (RSUs)	Three Years	Creates a balanced long-term incentive program, helping to manage equity utilization while aligning to market practice.	Cliff vesting provides meaningful retention value; improved stock price performance enhances overall value of awards.

Other	Post-Termination Compensation	—	Facilitates attracting and retaining high caliber executives in a competitive labor market in which formal severance plans are common.	Contingent component; only payable if the executive’s employment is terminated under certain circumstances.

	Retirement Plans	Long-Term	Kellogg ParentCo provides both matching and fixed company contributions based on employee deferrals and years of service, respectively.	Fixed component; however, contributions vary based on employee elections.

Base Salaries

The C&T Committee considers a number of factors when determining the Kellogg ParentCo named executive officers’ (including Mr. Pilnick’s) base salaries including experience, proficiency, individual contributions, job market conditions, sustained performance in role, and the individual’s current base salary compared with those of persons in similar positions at other companies in the Compensation Peer Group. Annually, the C&T Committee evaluates whether to award base salary increases, including considering changes in a named executive officer’s role and/or responsibility. In 2022, Kellogg ParentCo increased the base salaries for each of our NEOs (other than Mr. Pilnick).

Annual Incentives

AIP awards to the NEOs are paid under the terms of the Kellogg Company 2022 Long-Term Incentive Plan (“LTIP”), which was approved by the Kellogg ParentCo Shareowners and is administered by the C&T Committee.

At the beginning of fiscal year 2022, annual incentive opportunities for NEOs were established as a percentage of the executive’s base salary (“AIP Target”). Each year, the C&T Committee sets performance ranges (which we refer to as “bandwidths”) around Kellogg ParentCo’s metrics for its named executive officers including Mr. Pilnick. Following the Spin-Off, the WKKC Compensation Committee will make compensation decisions and actions for all of our NEOs, including establishing applicable AIP performance targets. Mr. Pilnick’s and Ms. Brice’s AIP Target consisted of (a) financial metrics (90% weighting) consisting of operating profit (“AIP Operating Profit”), net sales (“AIP Net Sales”), and cash flow (“AIP Cash Flow”) which are weighted at 50%, 30%, and 20% respectively and (b) ESG metrics (10% weighting) consisting of ED&I, people safety, and food safety/quality. For Mr. Pilnick and Ms. Brice, the financial and ESG metrics are based on Kellogg ParentCo Corporate targets, which are established by the C&T Committee. For our NEOs other than Mr. Pilnick and Ms. Brice, AIP performance targets include performance measurement metrics in lieu of or in addition to the Kellogg ParentCo Corporate targets. Kellogg ParentCo senior management established the applicable AIP performance targets as described below. Mr. McKinstray’s AIP target consisted of (a) North America regional financial metrics (90% weighting) consisting of North America AIP Operating Profit, North America AIP Net Sales, and North America AIP Cash Flow, which are weighted at 50%, 30%, and 20%, respectively, and (b) ESG metrics (10% weighting). Mr. VanDeVelde’s and Mr. Brown’s AIP target consisted of (a) North America regional financial metrics (80% weighting) identical to those described with Mr. McKinstray above, (b) team financial metrics (10% weighting) and (c) North America regional ESG metrics (10% weighting) consisting of ED&I, people safety, and food safety/quality. For Mr. VanDeVelde, the team financial metrics are based on Kellogg ParentCo’s U.S. ready-to-eat cereal category (“RTEC”) targets consisting of (a) RTEC net sales value (40% weighting) and (b) RTEC operating profit (60% weighting). For Mr. Brown, the team financial metrics are based on Kellogg ParentCo’s total U.S. sales targets consisting of (a) total U.S. sales net sales value (40% weighting) and (b) total U.S. sales operating profit (60% weighting).

The C&T Committee and management of Kellogg ParentCo believe that by using the financial metrics of AIP Operating Profit, AIP Net Sales, and AIP Cash Flow, Kellogg ParentCo is encouraging top-line growth, as well as profitable growth and cash generation for its Shareowners. The C&T Committee and management of Kellogg ParentCo further believe that the financial metrics should measure comparable operating performance, as those measures provide a clearer view into Kellogg ParentCo’s underlying performance. The AIP Operating Profit excludes the effect of restructuring programs, mark-to-market adjustments for commodities, certain equity investments, and certain foreign currency contracts, multi-employer pension plan withdrawal liabilities, other costs impacting comparability, and foreign currency. AIP Net Sales excludes the impact of acquisitions, divestitures, foreign currency and differences in shipping days. Kellogg ParentCo measures AIP Cash Flow as net cash provided by operating activities reduced by capital expenditures. While Corporate AIP Cash Flow reflects Kellogg ParentCo’s combined results, North America AIP Cash Flow does not include allocated cash flows for interest, income taxes, and other activities included in Kellogg ParentCo’s corporate operations.

As a result of the budgeted assumptions, performance reported in Kellogg ParentCo’s financial statements may differ from performance against Kellogg ParentCo’s AIP performance targets. AIP Operating Profit, AIP Net Sales, and AIP Cash Flow are non-GAAP measures, which will differ from the GAAP measures of Net Sales growth, operating profit growth and cash provided by operating activities.

Targets and bandwidths are set at the beginning of each year through a robust, systematic process. A key element of the target-setting process is Kellogg ParentCo’s operating plan for the fiscal year, which is designed to achieve Kellogg ParentCo’s objectives for sustainable, dependable growth, and is approved by Kellogg ParentCo’s Board. Targets and bandwidths are developed through an iterative process, including reviewing actual and forecasted peer performance and business objectives. Targets are then set to ensure they are reasonable and challenging to drive the performance of the business. The actual percent of the AIP Target paid to our NEOs each year can range from 0% to 200 % of the target opportunity.

In addition to operating results, each NEO is held accountable for achieving annual goals set at the start of the fiscal year relating to driving the successful achievement of Kellogg ParentCo’s strategy and related business priorities. Consistent with Kellogg ParentCo’s commitment to a balanced approach between individual performance and adherence to Kellogg ParentCo’s core principles, the NEOs are assessed both against their level of individual achievement against these agreed upon goals and the alignment of their behavior in achieving those goals with Kellogg ParentCo’s core values.

2022 AIP Payouts

Our CEO, Gary Pilnick, and Ms. Brice are participants in the Kellogg ParentCo Corporate AIP, and the associated AIP payout factor for 2022 was 137% of target, before consideration for individual performance. For 2022, the financial performance against the performance goals for Corporate were Corporate AIP Operating Profit growth of 7.0% against a target of 2.3%, Corporate AIP Net Sales growth of 11.5% against a target of 3.8%, and Corporate AIP Cash Flow of $1.2 billion against a target of $1.2 billion. Overall, the AIP Net Sales and AIP Operating Profit were significantly above target, and AIP Cash Flow was at target for Corporate performance. This resulted in an AIP formulaic payout factor for the financial metrics of 160% of target for Corporate. After considering Kellogg ParentCo’s financial performance relative to its peers, including sales, operating profit, cash flow, earnings per share and total shareowner return, the Corporate AIP Plan performance payout factor was reduced from 160% to 141% of target for Corporate. In addition, the payout factor was combined with ESG performance of 103% of target for Corporate, resulting in the 137% of target payout factor for Kellogg ParentCo Corporate performance.

The C&T Committee considered the individual performance in 2022 for Mr. Pilnick and awarded his payout factor equal to 155%, consistent with the terms of the plan established at the beginning of the year. The C&T Committee considered a number of factors in assessing Mr. Pilnick’s individual performance, including leading through the announcement and related efforts to the Spin-Off, while continuing to deliver strong business results.

Mr. McKinstray’s AIP payout is based on the performance of the North American region. For 2022, the financial performance against the performance goals for North America was North America AIP Operating Profit growth of 6.4% against a target of 2.0%, North America AIP Net Sales growth of 9.9% against a target of 4.5%, and North America AIP Cash Flow of $1.3 billion against a target of $1.3 billion. For North America, the AIP Net Sales and AIP Operating Profit were significantly above expectations, while AIP Cash Flow was at target. In addition, the payout factor was combined with ESG performance of 95% of target for North America, resulting in the 147% payout factor.

Mr. VanDeVelde’s AIP payout is based on the performance of the North American region (same as those described with respect to Mr. McKinstray above) and to a lesser extent, the U.S. cereal category, which he leads as General Manager. The financial performance for RTEC was RTEC AIP Net Sales growth of 12.0% against a target of 0.4%, and RTEC AIP Operating Profit growth of 35.8% against a target of -5.0%. In addition, the payout factor was combined with ESG performance of 95% of target for North America, resulting in the 152% payout factor.

Mr. Brown’s AIP payout is based on the performance of the North American region (same as those described with respect to Mr. McKinstray above) and to a lesser extent, total U.S. sales, for which he serves on the functional leadership team. The financial performance for U.S. total sales were U.S. AIP Net Sales growth of 10.4% against a target of 5.1%, and U.S. Operating Profit growth of 3.9% against a target of (1.3)%. In addition, the payout factor was combined with ESG performance of 95% of target for North America, resulting in the 150% payout factor.

Considering their individual performances, the AIP payouts for Mr. McKinstray, Mr. VanDeVelde, Mr. Brown, and Ms. Brice were determined to be 172%, 177%, 175%, and 162%, respectively, consistent with the terms of the plan established at the beginning of the year. A number of factors were considered in assessing Mr. McKinstray’s, Mr. VanDeVelde’s, Mr. Brown’s and Ms. Brice’s individual performances, including leading the North American cereal business through the announcement and related efforts of the Spin-Off, while contributing to strong business results for Kellogg ParentCo.

Corporate and North America AIP Operating Profit growth, AIP Net Sales growth, and AIP Cash Flow are non-GAAP financial measures defined in “—Annual Incentives” on page 128 of this Information Statement. For the ESG metrics, objective and challenging performance targets were set at the beginning of the fiscal year for:

•

ED&I. Kellogg ParentCo continues its focus on equity, diversity and inclusion as an important enabler to its business. In 2022, Kellogg ParentCo was at target for Corporate and near target for North America, based on its representation results for gender and racially underrepresented talent.

•	Food safety and quality. Kellogg ParentCo continues to drive strong programs across the network and was above target for Corporate and North America.

•	People safety. Kellogg ParentCo was at target for Corporate and North America on its people safety metric of total recordable incident rate.

In determining the appropriate AIP payout for Kellogg ParentCo’s performance, the C&T Committee considered a number of factors, including:

•	Kellogg ParentCo’s achievement of net sales and operating profit above the 2022 corporate AIP financial targets; and

•	Assessing, planning, and managing the separation of the North American cereal business.

The chart below includes information about the 2022 AIP for each NEO.

	AIP Target(1)		AIP Maximum	2022 AIP Payout (Paid in March 2023)
Name	% of Base Salary	Amount ($)	Amount ($)	% of AIP Target	Amount ($)
Gary Pilnick	95%	753,350	1,506,700	155%	1,167,693
David McKinstray	50%	181,000	362,000	172%	311,320
Doug VanDeVelde	60%	286,800	573,600	177%	507,636
Bruce Brown	50%	200,000	400,000	175%	350,000
Sherry Brice	45%	146,843	293,686	162%	237,886

(1)	For AIP purposes, incentive opportunities are based on executives’ salary levels on the last day of the relevant calendar year.

Long-Term Incentives

Long-term incentives are provided to Kellogg ParentCo’s executives under its 2022 LTIP, which was approved by its Shareowners. These incentives are intended to promote achieving Kellogg ParentCo’s long-term corporate financial goals and earnings growth. The 2022 LTIP allows for grants of stock options, stock appreciation rights, restricted shares and units and performance shares and units (such as PSUs). Stock options were eliminated from the mix awarded to Kellogg ParentCo’s executives in 2022.

The 2022 long-term incentive opportunity for the NEOs was provided through stock-based awards, which the C&T Committee believes best achieves several of the core principles, including pay for performance and Shareowner alignment. Long-term incentive awards for our NEOs are determined on a position-by-position basis using proxy and survey data for corresponding positions in the Compensation Peer Group. For 2022, the C&T Committee determined that Mr. Pilnick would receive approximately 75% of his long-term incentive opportunity in performance shares (granted under the PSU Plan) and 25% in Restricted Stock Units (“RSUs”). The other NEOs also received approximately 75% of their long-term incentive opportunity in performance shares (granted under the PSU Plan) and 25% in RSUs for 2022.

Individual awards at grant may vary from target levels based on the individual’s performance, ability to impact financial performance and future potential.

Performance Stock Unit Plan

The PSU Plan is a stock-based, pay for performance, three-year incentive plan intended to focus senior management on achieving critical three-year operational goals. The PSU Plan was formerly known as Kellogg ParentCo’s “Executive Performance Plan” or “EPP.” In 2022, the EPP was renamed the PSU Plan to reflect the expansion of the plan beyond Kellogg ParentCo’s executives; however, there were no changes to the underlying plan itself. For performance periods that commenced prior to 2022, we refer to the Kellogg ParentCo stock-based, pay for performance, multi-year incentive plan as the “EPP” and for performance periods that commenced in 2022 or thereafter, we refer to such plan as the “PSU Plan” or “PSU.”

The actual percent of the PSU Plan target paid to our NEOs each year can range from 0% to 200% of the target opportunity. The performance levels are based on Kellogg ParentCo’s long-range operating plan to be challenging and drive sustainable growth. The PSU Plan contemplates the use of various metrics, as determined by the C&T Committee from time to time (including with respect to Mr. Pilnick).

2020-2022 EPP. The NEOs, other than Ms. Brice, received a 2020-2022 EPP award. The payout for the 2020-2022 EPP is 175% of target. During the performance period, EPP Net Sales (as defined below) performance was significantly above target and EPP Cash Flow (as defined below) performance was also significantly above target. Vested EPP awards are paid in Kellogg ParentCo’s common stock. The 2020-2022 EPP performance period ended on December 31, 2022 (the last day of fiscal 2022). In February 2023, after Kellogg ParentCo’s 2022 annual financial statements were completed, the C&T Committee reviewed Kellogg ParentCo’s performance and used a judgement-based methodology in exercising its discretion, to determine the actual payout for the NEOs (other than Ms. Brice, who does not hold a 2020-2022 EPP award) to be 175% of target.

The goals for the 2020-2022 EPP were tied to organic net sales growth (“EPP Net Sales”) and aggregate operating flow (“EPP Cash Flow”) during the three-year performance period. These metrics were chosen to drive key business goals and increase Shareowner value. During the performance period, Kellogg ParentCo delivered EPP Net Sales of 6.9%, which is significantly above the 1 to 2% target range. Kellogg ParentCo’s EPP Cash Flow performance during the period was $3.8 billion, which is also significantly above the $2.8 billion to $3.1 billion target range. Under the Plan, this performance results in a payout of up to 200% of the share target amount, and the C&T Committee utilized its reasonable discretion to determine that our NEOs (other than Ms. Brice, who does not hold a 2020-2022 EPP award) should receive a payout of 175% of share target amount. The C&T Committee determined this as the appropriate payout for Kellogg ParentCo’s performance during this period after considering the financial performance as well as (i) market share; (ii) Return on Invested Capital over the performance period; and (iii) Total Shareholder Return relative to Kellogg ParentCo’s peers over the performance period.

The chart below includes information about 2020-2022 EPP opportunities and actual payouts:

			2020-2022 EPP Payout(1) (Paid in February 2023)
Name	EPP Target Share Amount (#)	EPP Maximum Share Amount (#)	% of EPP Target	Share Amount (#)	Pre-tax Value Realized ($)(1)
Gary Pilnick	15,950	31,900	175%	27,913	$2,123,199
David McKinstray	855	1,710	175%	1,496	$113,784
Doug VanDeVelde	3,030	6,060	175%	5,303	$403,374
Bruce Brown	1,290	2,580	175%	2,258	$171,702
Sherry Brice(2)	—	—	—	—	—

(1)	The payout is calculated by multiplying the earned shares plus accrued dividend equivalent units by the closing price of Kellogg ParentCo common stock on February 17, 2023, which was $68.38 per share.
(2)	Ms. Brice was not a holder of a 2020-2022 EPP award, so no shares were paid out to her in February 2023.

2022-2024 PSU Plan. The C&T Committee reviews the PSU Plan metrics for Mr. Pilnick annually and receives input on the metrics from Kellogg ParentCo’s independent compensation consultant and through Kellogg ParentCo’s Shareowner outreach program. For the 2022-2024 PSU Plan, the metrics are organic net sales growth and aggregate operating cash flow. In 2022, the C&T Committee set Mr. Pilnick’s PSU Plan target at 75% of his total long-term incentive opportunity. Each of the other NEOs also have a PSU Plan target at 75% of their total long-term incentive opportunity. Participants in the PSU Plan have the opportunity to earn between 0% and 200% of their PSU Plan target. Dividend equivalents accrue and vest in accordance with the underlying PSU Plan award. For the 2022-2024 PSU Plan, the performance targets are organic net sales growth (excluding acquisitions and divestitures during the performance period and foreign currency) and aggregate net cash provided by operating activities reduced by capital expenditures. The 2022-2024 PSU Plan cycle began on

January 2, 2022 (first day of fiscal 2022) and concludes on December 28, 2024 (last day of fiscal 2024). The 2022-2024 PSU Plan award opportunities, presented in number of potential shares that can be earned, are included in the Grant of Plan-Based Awards Table on page 140 of this Information Statement.

Restricted Stock Units

In 2022, Kellogg ParentCo also set each of our NEOs’ RSU target at 25% of their long-term incentive opportunity. Additionally, Kellogg ParentCo also awards RSUs from time to time to select employees for a variety of reasons including performance, recruiting and retention. The vesting period for such annual grants of RSUs made by Kellogg ParentCo to our NEOs is three years.

Retention Awards

Kellogg ParentCo grants retention awards from time to time in the form of RSUs (“Retention RSUs”). In 2022, among our NEOs, Mr. McKinstray received Retention RSUs in the ordinary course of business as part of Kellogg ParentCo’s efforts to retain key talent. In addition, due to Mr. VanDeVelde’s knowledge and experience leading the North America cereal category, his retention through the closing of the Spin-Off is critical to the successful completion of the Spin-Off. To maintain continuity as we transition to a stand-alone company, Mr. VanDeVelde’s retention for at least six months following the Spin-Off is also critical. For these reasons, Mr. VanDeVelde received a retention award in 2022, a portion of which is in the form of Retention RSUs and the remaining portion of which is in the form of cash (the “Retention Cash Award”), pursuant to a Retention Agreement and General Release (the “Retention Agreement”).

Retention RSUs

The Retention RSUs granted to Mr. McKinstray cliff vest on the third anniversary of the grant date, subject to his continued employment through the vesting date, but will receive the following treatment under certain circumstances: (a) pro-rata vesting upon a termination due to Mr. McKinstray’s death or disability; (b) continued vesting in accordance with the original terms upon a termination without “cause” (as defined in the Kellogg Company Severance Benefit Plan (the “Severance Benefit Plan”)); (c) full accelerated vesting upon a “change of control” of Kellogg ParentCo (as defined in the Kellogg Company 2017 Long-Term Incentive Plan) if the Retention RSUs are not assumed or replaced with a qualifying substitute award; and (d) full accelerated vesting upon a termination without cause occurring within two years following a change of control if the Retention RSUs are assumed or replaced with a qualifying substitute award. The receipt of Mr. McKinstray’s Retention RSUs is conditioned upon his continued compliance with certain restrictive covenants, including employee and customer non-solicitation and non-hire restrictions during employment and for two years thereafter and perpetual, non-disparagement and confidentiality obligations.

The Retention RSUs granted to Mr. VanDeVelde vest upon the earliest to occur of (i) the date of the Spin-Off, (ii) December 30, 2023 and (iii) a date of a Qualifying Termination (as defined in the Retention Agreement), subject to Mr. VanDeVelde’s continued employment (unless he experiences a termination due to his death or disability, in which case, he will receive pro-rata vesting in any unvested Retention RSUs upon his termination date), execution and non-revocation of a general release of claims, compliance with the terms of the Retention Agreement, including the restrictive covenants, and performing his duties in accordance with the terms therein.

Retention Cash Award

The Retention Cash Award, in an amount of $239,000, will be paid within sixty days following the earliest to occur of (a) the six-month anniversary of the date of the Spin-Off, (b) June 30, 2024 and (c) a Qualifying Termination (as defined immediately below), subject to Mr. VanDeVelde’s continued employment (unless he experiences a termination due to his death or disability, in which case, he will receive a pro-rata portion of his Retention Cash Award upon his termination date), execution and non-revocation of a general release of claims, compliance with the terms of the Retention Agreement, including the restrictive covenants, and performing his duties in accordance with the terms therein.

Qualifying Termination

“Qualifying Termination” for purposes of the Retention Agreement for Mr. VanDeVelde means a termination of Mr. VanDeVelde’s employment by his employer for any reason other than: (a) a failure to comply with the performance obligations set forth in the Retention Agreement; (b) due to Mr. VanDeVelde’s death or disability; or (c) any reason that would make Mr. VanDeVelde ineligible for benefits under the Severance Benefit Plan or, if the termination occurs after the date of the Spin-Off, under our severance benefit plan or such other severance benefit plan, program, policy or arrangement that Mr. VanDeVelde may be a participant or party to after the date of the Spin-Off.

Recognition Awards

In 2023, certain NEOs are expected to receive recognition awards in the form of a cash bonus (the “Recognition Bonus”) pursuant to a Recognition Award Agreement and General Release (the “Recognition Award Agreement”) for their significant contributions in connection with the Spin-Off. The Recognition Bonus will be paid on the earlier of the date of the Spin-Off and December 31, 2023, subject to the recipient’s continued employment and execution of a general release of claims. A recipient will remain eligible to receive the Recognition Bonus if they experience a “Qualifying Termination,” which, for purposes of the Recognition Award Agreements, means a termination of the participant’s employment for any reason other than any reason that would make the participant ineligible for benefits under the Severance Benefit Plan.

Other Compensation Elements

Post-Termination Compensation. The NEOs are covered by arrangements with Kellogg ParentCo which specify payments in the event the executive’s employment is terminated. These severance benefits, which are competitive with the Compensation Peer Group and general industry practices, are payable if and only if the executive’s employment is terminated by Kellogg ParentCo under certain circumstances, including that the termination was without cause. The Kellogg Severance Benefit Plan and the Change of Control Policy (as defined below) have been established primarily to attract and retain talented and experienced executives and further motivate them to contribute to Kellogg ParentCo’s short- and long-term success for the benefit of Shareowners. Kellogg ParentCo’s severance program is consistent with market practices, and cash severance for our NEOs is payable in the amount of two times current annual salary for Mr. Pilnick, one and a half times current annual salary for Mr. VanDeVelde, and, for the remaining NEOs, two weeks of current annual salary per year of service, subject to a minimum of 26 weeks and a maximum of 52 weeks. Mr. Pilnick is the only NEO that is eligible to participate in the Change of Control Policy (as defined below) that provides for payment of cash compensation following a change in control of Kellogg ParentCo in the amount of two times the current annual salary and the current target annual incentive award. For more information, please refer to “—Potential Post-Employment Payments,” which begins on page 149 of this Information Statement.

Retirement Plans. All NEOs are eligible to participate in the Kellogg ParentCo-provided defined contribution plan alongside substantially all other U.S. employees, which provides for both matching and fixed Kellogg ParentCo contributions based on employee deferrals and years of service, respectively. Amounts earned under long-term incentive programs are not included when determining retirement benefits for any plan participants. In addition, we do not pay above-market interest rates on amounts deferred under either Kellogg ParentCo’s qualified or non-qualified savings and investment plans. For more information, please refer to “—Retirement and Non-Qualified Defined Contribution Plans,” which begins on page 144 of this Information Statement.

Perquisites. Kellogg ParentCo provides limited perquisites to the NEOs. The Summary Compensation Table beginning on page 138 of this Information Statement contains itemized disclosure of all perquisites to our NEOs, regardless of amount.

Employee Stock Purchase Plan. Kellogg ParentCo has a tax-qualified employee stock purchase plan (the “Employee Stock Purchase Plan”) that is made available to substantially all U.S. employees, which allows participants to acquire Kellogg ParentCo stock at a discounted price. The purpose of the plan is to encourage employees at all levels to purchase stock and become Shareowners. The plan allows participants to buy Kellogg ParentCo stock at a 15% discount to the market price. Under applicable tax law, a plan participant may purchase up to $25,000 in market value, as defined in the plan, of Kellogg ParentCo stock in any calendar year.

Post-Spin Compensation. Each of our NEOs is anticipated to have the following base salary rates, target AIP opportunity and target annual long-term incentive (“LTI”) opportunity, effective as of the Spin-Off: (i) for Mr. Pilnick, $1,000,000 annual base salary, $1,100,000 target AIP and $3,300,000 target annual LTI; (ii) for Mr. McKinstray, $500,000 annual base salary, $400,000 target AIP and $800,000 target annual LTI; (iii) for Mr. VanDeVelde, $550,000 annual base salary, $357,500 target AIP and $700,000 target annual LTI; (iv) for Mr. Brown, $455,000 annual base salary, $295,750 target AIP and $500,000 target annual LTI; and (v) for Ms. Brice, $400,000 annual base salary, $240,000 target AIP and $300,000 target annual LTI.

Employee Matters Agreement

Annual Incentives. Pursuant to our Employee Matters Agreement, the 2023 AIP for each of our named executives officers will, if earned, be paid in amounts no less than the amount that is earned based on performance through the Spin-Off, subject to their continued employment. Any 2023 AIP amount attributable to the period following the Spin-Off through the remaining portion of the performance period (if any) will be determined by the WKKC Compensation Committee.

Long-Term Incentives. Pursuant to the Employee Matters Agreement, upon consummation of the Spin-Off, all outstanding stock options to purchase Kellogg ParentCo common stock (“Kellogg ParentCo Options”) and Kellogg ParentCo PSUs and RSUs issued prior to June 21, 2022 and certain special RSUs (including those held by our NEOs) will remain at Kellogg ParentCo covering shares of Kellogg ParentCo common stock and subject to the same terms and conditions that existed prior to the Spin-Off, except that vesting will be based on the holder’s continued employment with the holder’s applicable employer following the Spin-Off, Kellogg ParentCo Options will expire on the earlier of the five-year anniversary of the Spin-Off and the original expiration date, and PSUs will be considered time-based awards for the duration of the performance periods and based on Kellogg ParentCo performance up to the Spin-Off. In respect of equity award holders that become an employee of WK Kellogg Co in connection with the Spin-Off, all outstanding Kellogg ParentCo RSUs and PSUs that were issued on or after June 21, 2022 will be converted into equity awards covering shares of our common stock and otherwise remain subject to the same terms and conditions that applied prior to the Spin-Off, except that vesting will be based on the holder’s continued employment with WK Kellogg Co following the Spin-Off and the WKKC Compensation Committee will determine whether the converted PSUs will continue to remain subject to performance vesting following the Spin-Off or have performance measured only through the Spin-Off and converted into RSUs. The foregoing treatment of equity awards upon the consummation of the Spin-Off is consistent with the treatment of equity awards held by our non-executive employees.

Employee Stock Purchase Plan. Pursuant to the Employee Matters Agreement, our employees that were eligible to participate in the Kellogg ParentCo employee stock purchase plan prior to the Spin-Off will remain eligible to participate in the WK Kellogg Co employee stock purchase plan that will be established by WK Kellogg Co and have comparable terms to the Kellogg ParentCo employee stock purchase plan.

E. Policies—Executive Stock Ownership Guidelines

In order to preserve the linkage between the interests of senior executives and those of Kellogg ParentCo’s Shareowners, certain Kellogg ParentCo senior executives are expected to establish and maintain a significant level of direct stock ownership. This can be achieved in a variety of ways, including by retaining stock received upon exercise of options or the vesting of stock awards (including EPP/PSU Plan awards), participating in the

Employee Stock Purchase Plan and purchasing stock in the open market. Kellogg ParentCo’s current stock ownership guidelines (minimum requirements) are as follows:

Kellogg ParentCo Chief Executive Officer	6x annual base salary

Other Kellogg ParentCo Named Executive Officers (including Mr. Pilnick)	3x annual base salary

Other Kellogg ParentCo Senior Executives (including Mr. VanDeVelde)	2x annual base salary

These executives have five years from the date they first become subject to a particular level of the guidelines or from the date of a material increase in their base salary to meet them. For purposes of complying with Kellogg ParentCo’s guidelines, stock considered owned includes shares owned outright, shares acquired through the Employee Stock Purchase Plan, and 60% of unvested restricted stock and restricted stock units.

Kellogg ParentCo has a policy such that there is a holding period which requires that the executive officers subject thereto hold all shares received (net of tax) from option or stock awards (including EPP/PSU Plan awards) until their respective ownership guideline is met. The C&T Committee reviews compliance with the guidelines on an annual basis. Currently, Mr. Pilnick and Mr. VanDeVelde are subject to such share ownership guidelines and are in compliance with the ownership guideline for Kellogg ParentCo (three times the annual base salary and two times the annual base salary, respectively). Within 12 months of the Spin-Off, we intend to review and expect to adopt stock ownership guidelines appropriate for WK Kellogg Co as a newly established, stand-alone public company.

Practices Regarding the Grant of Equity Awards

Kellogg ParentCo has generally followed a practice of making all annual equity awards to executive officers on a single date each year.

The Kellogg ParentCo Board grants these annual awards at its regularly-scheduled meeting in February and all grants to the Kellogg ParentCo’s named executive officers (including Mr. Pilnick) are made by the Kellogg ParentCo Board itself and not pursuant to delegated authority. The February board meeting usually occurs within a few weeks following Kellogg ParentCo’s final earnings release for the previous fiscal year. Kellogg ParentCo believes it is appropriate for annual awards to be made shortly after the time when material information regarding its performance for the preceding year has been disclosed.

Kellogg ParentCo does not otherwise have any program, plan or practice to time its annual equity award grants to its executives or “off-cycle” awards in coordination with the release of material non-public information.

Securities Trading Policy

Kellogg ParentCo’s securities trading policy prohibits its directors, executives and other employees from engaging in any transaction in which they may profit from short-term speculative swings in the value of Kellogg ParentCo’s securities. This includes “short sales” (selling borrowed securities which the seller hopes can be purchased at a lower price in the future) or “short sales against the box” (selling owned, but not delivered securities), “put’ and “call’ options (publicly available rights to sell or buy securities within a certain period of time at a specified price or the like) and hedging transactions, such as zero-cost collars and forward sale contracts. Under this securities trading policy, Kellogg ParentCo’s named executive officers and other officers may not pledge shares or enter into any risk hedging arrangements with respect to Kellogg ParentCo stock. Kellogg ParentCo’s named executive officers may not hold Kellogg ParentCo stock in a margin account or pledge Kellogg ParentCo stock as collateral for a loan. In addition, this policy is designed to ensure compliance with relevant SEC regulations, including insider trading rules.

Clawback Policies

Kellogg ParentCo maintains clawback provisions relating to stock options, RSU and EPP/PSU Plan awards and the AIP. Under the clawback provisions for stock options, if an executive voluntarily leaves Kellogg ParentCo’s employment to work for a competitor within one year after any option exercise, then the executive would be required to repay to Kellogg ParentCo any gains realized from such exercise (but reduced by any tax withholding or tax obligations). In the event of fraud or misconduct causing a financial restatement, any gains realized from the exercise of stock options are subject to recoupment depending on the facts and circumstances of the event. Similarly, under Kellogg ParentCo’s AIP, RSU and EPP/PSU terms and conditions, in the event of fraud or misconduct causing a financial restatement, the AIP, RSU or EPP/PSU Plan awards for the plan year of the restatement are subject to recoupment depending on the facts and circumstances of the event. Beginning in 2018, Kellogg ParentCo expanded its provisions in all equity awards to require forfeiture of awards before vesting and clawback after vesting or exercise if an executive violates the non-compete or non-solicitation provisions of the awards or an executive engages in any activity that is contrary or harmful to Kellogg ParentCo’s interest.

Deductibility of Compensation and Other Related Issues

Section 162(m) of the Code generally imposes a $1 million limit on Kellogg ParentCo’s deductions for compensation paid to specified officers, including certain of our NEOs.

While Kellogg ParentCo considers tax deductibility as a factor in making compensation decisions, the C&T Committee retains the flexibility to provide compensation that is consistent with the objectives of Kellogg ParentCo’s executive compensation program, even if such compensation is not tax deductible. Further, the C&T Committee reserves the right to modify compensation that was initially intended to be exempt from Section 162(m) if it determines that such modifications are consistent with the objectives of Kellogg ParentCo and of its executive compensation program.

The C&T Committee also reviews projections of the estimated accounting (pro forma expense) and tax impact of all material elements of the executive compensation program. Generally, accounting expense is accrued over the requisite service period of the particular pay element (generally equal to the performance period) and Kellogg ParentCo realizes a tax deduction upon the approval of the payout or payment to the executive, subject to Section 162(m) limitations.

Executive Compensation Tables

Summary Compensation Table

The table below sets forth the annual and long-term compensation information awarded or paid by Kellogg ParentCo to our NEOs for services rendered to Kellogg ParentCo in all capacities during the 2022 fiscal year.

Name and Principal Position	Year	Salary ($)(1)	Bonus	Stock Awards ($)(2)(3)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Non- Qualified Deferred Compensation Earnings ($)(5)		All Other Compensation ($)(6)	Total ($)
Gary Pilnick Chief Executive Officer	2022	793,000	—	1,900,173	—	1,167,693	—	(7)	161,775	4,022,641
David McKinstray Chief Financial Officer	2022	360,385	—	641,862	—	311,320	—		40,753	1,354,320
Doug VanDeVelde Chief Growth Officer	2022	474,769	—	663,197	—	507,636	—	(7)	81,624	1,727,226
Bruce Brown Chief Customer Officer	2022	396,097	—	258,995	—	350,000	—	(7)	59,892	1,064,984
Sherry Brice Chief Supply Chain Officer	2022	323,842	—	220,343	—	237,886	—		42,610	824,681

(1)

Kellogg ParentCo’s fiscal year normally ends on the Saturday closest to December 31 and as a result, a 53rd week is added approximately every sixth year. Kellogg ParentCo’s 2022 fiscal year contained 52 weeks.

(2)

Reflects the aggregate grant-date fair value of stock awards calculated in accordance with FASB ASC Topic 718 for each NEO. Refer to Note 2 to our historical combined financial statements included in this Information Statement for a discussion of the relevant assumptions used in calculating the fair value. The table below presents separately the grant-date fair value for Kellogg ParentCo’s PSU Plan awards and restricted stock unit awards:

Name	Year	PSU Plan ($)	RSU ($)	Total ($)
Gary Pilnick	2022	1,425,130	475,043	1,900,173
David McKinstray	2022	194,246	447,616	641,862
Doug VanDeVelde	2022	317,797	345,400	663,197
Bruce Brown	2022	194,246	64,749	258,995
Sherry Brice	2022	165,175	55,168	220,343

(3)

The actual PSU Plan payout can range from 0% to 200% of the target. If the highest level of performance conditions are achieved, then the grant-date fair value of the PSU Plan awards for each NEO is as follows: Mr. Pilnick: $2,850,260: Mr. McKinstray: $388,492; Mr. VanDeVelde: $635,594; Mr. Brown: $388,492; and Ms. Brice: $330,350.

(4)	Represents the amounts of the 2022 AIP earned by each NEO. See “—Compensation Plans and Design—Annual Incentives” for additional information about the 2022 AIP.
(5)

Represents the actuarial increase during 2022 in the pension value provided under the Pension Plans (as defined in “Pension Plans”) for each NEO. As of December 31, 2018, Kellogg ParentCo’s defined benefit pension plans were frozen so that impacted employees accrue no additional benefits under these plans after December 31, 2018. The calculation of actuarial present value is generally consistent with the methodology and assumptions outlined in the historical consolidated financial statements of Kellogg ParentCo, except that benefits are reflected as payable as of the date the executive is first entitled to full unreduced benefits (as opposed to the assumed retirement date) and without consideration of pre-retirement mortality. A variety of factors impact the actuarial increase in present value (pension value). In 2022, the primary factors impacting the pension value were changes in age, mortality assumption, and discount rate. Mr. McKinstray and Ms. Brice are not participants in the defined benefit pension plans.
(6)

The table below presents an itemized account of “All Other Compensation” provided in 2022 to the NEOs. Consistent with Kellogg ParentCo’s emphasis on performance-based pay, perquisites and other compensation are limited in scope and are set forth below.

Name	Kellogg ParentCo Contributions to S&I and Restoration Plans(a)($)	Company Paid Death Benefit(b) ($)	Financial Planning Assistance(c) ($)	Physical Exams(d) ($)	Total
Gary Pilnick	117,665	26,663	10,200	7,247	161,775
David McKinstray	39,549	1,204	—	—	40,753
Doug VanDeVelde	63,890	9,302	8,432	—	81,624
Bruce Brown	52,752	7,140	—	—	59,892
Sherry Brice	41,526	1,084	—	—	42,610

(a)

For information about the Savings & Investment Plan and Restoration Plan, refer to “—Retirement and Non-Qualified Defined Contribution Plans — Defined Contribution Plans” beginning on page 144 of this Information Statement.

(b)

Annual cost for Kellogg ParentCo-paid life insurance, Kellogg ParentCo-paid accidental death and dismemberment, and, for Mr. Pilnick, Mr. VanDeVelde, and Mr. Brown, Executive Survivor Income Plan (Kellogg ParentCo funded death benefit provided to certain executive employees).

(c)	Reflects reimbursement for financial and tax planning assistance.
(d)	Actual cost of a physical health exam.
(7)	The actual value of pension for Mr. Pilnick, Mr. VanDeVelde and Mr. Brown decreased by $1,684,000, $760,000 and $520,000, respectively, for 2022, primarily as a result of changes in discount rates.

Grant of Plan-Based Awards Table

During 2022, Kellogg ParentCo granted the following plan-based awards to our NEOs:

•	2022 AIP grants (annual cash performance-based awards) paid in March 2023;

•	2022-2024 PSU Plan grants (multi-year stock performance-based awards);

•	RSU grants; and

•	Retention RSUs (in the case of Mr. McKinstray and Mr. VanDeVelde).

Information with respect to each of these awards on a grant-by-grant basis is set forth in the table below. For a detailed discussion of each of these awards and their material terms, refer to “—Summary Compensation Table” and “—Compensation Plans and Design” above.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant-date Fair Value of Stock and Option Awards ($)
Gary Pilnick 2022 AIP			753,350	1,506,700
2022-2024 PSU	02/18/2022				—	21,570	43,140				1,425,130	(2)
2022 RSU(3)	02/18/2022							7,190			475,043	(4)
David McKinstray 2022 AIP			181,000	362,000
2022-2024 PSU	02/18/2022				—	2,940	5,880				194,246	(2)
2022 RSU(3)	02/18/2022							980			64,749	(4)
2022 RSU(5)	02/23/2022							5,760			382,867	(4)
Doug VanDeVelde 2022 AIP			286,800	573,600
2022-2024 PSU	02/18/2022				—	4,810	9.620				317,797	(2)
2022 RSU(3)	02/18/2022							1,610			106,373	(4)
2022 RSU(6)	07/04/2022							3,330			239,027	(4)
Bruce Brown 2022 AIP			200,000	400,000
2022-2024 PSU	02/18/2022				—	2,940	5,880				194,246	(2)
2022 RSU(3)	02/18/2022							980			64,749	(4)
Sherry Brice 2022 AIP			146,843	293,686
2022-2024 PSU	02/18/2022				—	2,500	5,000				165,175	(2)
2022 RSU(3)	02/18/2022							835			55,168	(4)

(1)

Represents estimated possible payouts on the grant date for annual performance cash awards granted by Kellogg ParentCo in 2022 under the 2022 AIP for each of our NEOs. The actual amount of AIP paid can range from 0% to 200% of the target. The AIP is an annual cash incentive opportunity and, therefore, these awards are earned in the year of grant. See the column captioned “Non-Equity Incentive Plan Compensation” in the Summary Compensation Table for the actual payout amounts related to the 2022 AIP. See also “—Compensation Plans and Design—Annual Incentives” for additional information about the 2022 AIP.

(2)

Represents the grant-date fair value calculated in accordance with FASB ASC Topic 718. Refer to Note 2 to our historical combined financial statements included in this Information Statement. This grant-date fair value assumes that each participant earns the target PSU Plan award (i.e., 100% of PSU target). The actual value the NEO receives will depend on the number of shares earned and the price of Kellogg ParentCo common stock when the shares vest.

(3)	The restricted stock units will vest in full on February 18, 2025, the third anniversary of the grant date.
(4)

Represents the grant-date fair value calculated in accordance with FASB ASC Topic 718. Refer to Note 2 to our historical combined financial statements included in this Information Statement. The grant-date fair value of the restricted stock units will likely vary from the actual value the NEO receives, which will depend on the value of the shares upon vesting.

(5)	The restricted stock units will vest in full on February 23, 2025, the third anniversary of the grant date.
(6)

The restricted stock units will vest in full upon the earliest to occur of (i) the date of the Spin-Off, (ii) December 30, 2023 and (iii) a date of a qualifying termination. For additional information with respect to these awards, refer to “—Compensation Plans and Design—Retention Awards.”

Outstanding Equity Awards at Fiscal Year-End Table

The following equity awards granted from Kellogg ParentCo to our NEOs were outstanding as of the end of fiscal 2022:

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(2)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)(3)	Option Expiration Date(4)	Number of Shares or Units of Stock That Have Not Vested (#)(5)	Market Value of Shares or Units of Stock That Have Not Vested ($)(6)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(7)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(8)
Gary Pilnick Options	49,300	—			64.09	2/20/2025
	62,200	—			75.52	2/19/2026
	54,100	—			72.90	2/17/2027
	60,600	—			69.66	2/16/2028
	73,660	—			56.73	2/22/2029
	26,593	13,297	(9)		65.52	2/21/2030
	15,043	30,087	(10)		57.91	2/19/2031
RSU(11)							26,012	1,853,095
2020-22 EPP(12)									35,486	2,528,023
2021-23 EPP									38,752	2,760,692
2022-24 PSU									44,650	3,180,866

David McKinstray Options	2,300	—			75.52	2/19/2026
	2,800	—			72.90	2/17/2027
	3,410	—			69.66	2/16/2028
	3,253	1,627	(9)		65.52	2/21/2030
	2,533	5,067	(10)		57.91	2/19/2031
RSU(11)							2,713	193,274
Retention RSU(13)							5,962	424,733
2020-22 EPP(12)									1,902	135,498
2021-23 EPP									2,856	203,461
2022-24 PSU									6,086	433,567

Doug VanDeVelde Options	9,500	—			64.09	2/20/2025
	11,500	—			75.52	2/19/2026
	9,603	—			72.90	2/17/2027
	13,700	—			69.66	2/16/2028
	5,040	2,520	(9)		65.52	2/21/2030
	3,050	6,100	(10)		57.91	2/19/2031
RSU(11)							5,322	379,139
Retention RSU(13)							8,706	620,215
Spin-Off Retention RSU(14)							3,385	241,147
2020-22 EPP(12)									6,742	480,300
2021-23 EPP									7,858	559,804
2022-24 PSU									9,956	709,265

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(2)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)(3)	Option Expiration Date(4)	Number of Shares or Units of Stock That Have Not Vested (#)(5)	Market Value of Shares or Units of Stock That Have Not Vested ($)(6)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(7)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(8)

Bruce Brown Options	7,200	—			75.52	2/19/2026
	5,900	—			72.90	2/17/2027
	6,400	—			69.66	2/16/2028
	4,886	2,444	(9)		65.52	2/21/2030
	2,766	5,534	(10)		57.91	2/19/2031
RSU(11)							3,154	224,691
Retention RSU(13)							6,497	462,846
2020-22 EPP(12)									2,870	204,459
2021-23 EPP									3,134	223,266
2022-24 PSU									6,086	433,567

Sherry Brice Options	1,000	—			75.52	2/19/2026
	540	—			72.90	2/17/2027
	1,430	—			69.66	2/16/2028
	2,000	1,000	(9)		65.52	2/21/2030
	0	5,534	(10)		57.91	2/19/2031
RSU(11)							2,982	212,438
Retention RSU(13)							4,846	345,229
2021-23 EPP									3,134	223,266
2022-24 PSU									5,174	368,596

(1)

On an award-by-award basis, the number of securities underlying unexercised options that are exercisable and that are not reported in Column 3—“Number of Securities Underlying Unexercised Unearned Options.”

(2)

On an award-by-award basis, the number of securities underlying unexercised options that are unexercisable and that are not reported in Column 3—“Number of Securities Underlying Unexercised Unearned Options.”

(3)	The exercise price for each option reported in Columns 1 and 2—“Number of Securities Underlying Unexercised Options” and Column 3—“Number of Securities Underlying Unexercised Unearned Options.”
(4)	The expiration date for each option reported in Columns 1 and 2—“Number of Securities Underlying Unexercised Options” and Column 3—“Number of Securities Underlying Unexercised Unearned Options.”
(5)	The total number of shares of Kellogg ParentCo stock that have not vested and that are not reported in Column 8—“Number of Unearned Shares, Units or Other Rights That Have Not Vested.”
(6)	Market value is calculated by multiplying the number of unvested RSUs by $71.24, the closing price of Kellogg ParentCo common stock on December 30, 2022 (the last trading day of fiscal 2022).
(7)

Represents the “maximum” number of shares that could be earned under outstanding EPP and PSU Plan awards, including dividend equivalent units accrued as of December 31, 2022. The ultimate number of shares issued under the EPP and PSU Plan awards will depend on the number of shares earned and the price of Kellogg ParentCo common stock on the actual vesting date. For additional information with respect to these awards, refer to “—Summary Compensation Table” and “—Compensation Plans and Design.”

(8)

Represents the “maximum” number of shares that could be earned under outstanding EPP and PSU Plan awards multiplied by the closing price of Kellogg ParentCo common stock on December 30, 2022 (the last trading day of fiscal 2022). The ultimate value of the EPP and PSU Plan awards will depend on the number of Kellogg ParentCo shares earned and the price of Kellogg ParentCo common stock on the actual vesting date.

(9)	One-third of these options vested on February 21, 2021; one-third vested on February 21, 2022; and one-third vested on February 21, 2023.
(10)	One-third of these options vested on February 19, 2022; one third-vested on February 19, 2023; and one-third will vest on February 19, 2024.
(11)

Mr. Pilnick’s RSUs vested on February 21, 2023 (8,877 units), and will vest on February 19, 2024 (9,693 units) and February 18, 2025 (7,442 units) Mr. McKinstray’s RSUs vested on February 21, 2023 (679 units), and will vest on February 19, 2024 (1,020 units) and February 18, 2025 (1,014 units). Mr. VanDeVelde’s RSUs vested on February 21, 2023 (1,691 units), and will vest on February 19, 2024 (1,965 units) and February 18, 2025 (1,666 units). Mr. Brown’s RSUs vested on February 21, 2023 (1,024 units), and will vest on February 19, 2024 (1,116 units) and February 18, 2025 (1,014 units). Ms. Brice’s RSUs vested on February 21, 2023 (1,001 units), and will vest on February 19, 2024 (1,116 units) and February 18, 2025 (865 units). Awards outstanding include accrued dividend equivalent units.

(12)	Vested on February 17, 2023; for actual payout amounts see the 2020-2022 EPP table on page 132 of this Information Statement.
(13)

Mr. McKinstray’s RSUs will cliff vest on February 23, 2025 (5,962 units). Mr. VanDeVelde’s RSUs vested on March 2, 2023 (8,706 units). Mr. Brown’s RSUs vested on May 28, 2023 (6,497 units). Ms. Brice’s RSUs will cliff vest on October 19, 2024 (4,846 units). Awards outstanding include accrued dividend equivalent units.

(14)

The restricted stock units will vest in full upon the earliest to occur of (i) the date of the Spin-Off, (ii) December 30, 2023 and (iii) a date of a qualifying termination. Awards outstanding include accrued dividend equivalent units. For additional information with respect to these awards, refer to “—Compensation Plans and Design—Retention Awards.”

Option Exercises and Stock Vested Table

With respect to our NEOs, this table shows the Kellogg ParentCo stock options exercised by such officers during 2022 (disclosed under the “Option Awards” columns) and Kellogg ParentCo stock awards that vested during 2022 (disclosed under the “Stock Awards” columns).

The dollar value in the “Option Awards” column reflects the total pre-tax value realized by such officers (Kellogg ParentCo stock price at exercise minus the option’s exercise price), not the grant-date fair value disclosed elsewhere in this Information Statement.

Stock awards include Kellogg ParentCo RSUs and EPP awards that vested in 2022. The 2019-2021 EPP cycle began on December 30, 2018 (first day of fiscal 2019) and concluded on January 1, 2022 (last day of fiscal 2021). Although the performance period ended on January 1, 2022, each NEO had to be actively employed by Kellogg ParentCo on the date the awards vested (February 18, 2022) in order to be eligible to receive a payout.

	Option Awards		Stock Awards(1)
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Gary Pilnick	115,000	1,714,453	24,687	1,631,276
David McKinstray	6,490	94,987	6,777	448,095
Doug VanDeVelde	24,130	357,533	3,940	260,349
Bruce Brown	6,910	118,782	2,322	153,531
Sherry Brice	5,496	84,338	1,161	76,765

(1)

Does not reflect the payout of 2020-2022 EPP awards. The 2020-2022 EPP cycle concluded on December 31, 2022 (last day of fiscal 2022). Each NEO had to be actively employed by Kellogg ParentCo on the date the awards vested (February 17, 2023) in order to be eligible to receive a payout. See “—Compensation Plans and Design—Long-Term Incentives—Executive Performance Plan—2020-2022 EPP” and “—2022 Outstanding Equity Awards Table” for additional information.

Retirement and Non-Qualified Defined Contribution Plans

Our NEOs are eligible to receive retirement benefits from Kellogg ParentCo. The C&T Committee utilizes survey information for Fortune 500 companies and Kellogg ParentCo’s peer group compiled by Willis Towers Watson and Mercer to help determine the appropriate level of benefits. The C&T Committee uses the same survey information used by Kellogg ParentCo to set these benefits for all U.S. salaried employees. Our NEOs participate in the same plans as Kellogg ParentCo’s other eligible U.S. salaried employees. The total retirement benefit is provided through a combination of qualified and non-qualified defined contribution savings and investment plans, and qualified and non-qualified defined benefit pension plans. Eligibility for the different plans provided by Kellogg ParentCo varies by NEO.

Kellogg ParentCo’s U.S. savings and investment program includes a non-qualified restoration plan for its U.S. executives, including our NEOs, which allows Kellogg ParentCo to provide benefits comparable to those which would be available under its IRS qualified plans if the IRS regulations did not include limits on covered compensation and benefits. This plan is referred to as a “restoration plan” because it restores benefits that would otherwise be available under the plan. This plan uses the same benefit formulas as Kellogg ParentCo’s broad-based IRS qualified plans and uses the same type of compensation to determine benefit amounts.

Amounts earned under long-term incentive programs such as EPP/PSU Plans, gains from stock options and awards of restricted stock and RSUs are not included when determining retirement benefits for any Kellogg ParentCo employee, including our NEOs. Kellogg ParentCo does not pay above-market interest rates on amounts deferred under its savings and investment plans.

The amount of an employee’s compensation is an integral component of determining the benefits provided under pension and savings plan formulas, thus, an individual’s performance over time will influence the level of his or her retirement benefits.

Defined Contribution Plans

Kellogg ParentCo offers both qualified and non-qualified defined contribution plans for its employees to elect voluntary deferrals of salary and annual incentive awards. Kellogg ParentCo’s principal defined contribution plans are composed of (1) the Kellogg Savings & Investment Plan (“Kellogg S&I Plan”) (which is a qualified plan available to substantially all of its U.S. salaried employees) and (2) the Kellogg Supplemental Savings & Investment Plan (“Restoration Plan”), which is a non-qualified plan as described below. All of our NEOs are participants in both of these plans.

Kellogg S&I Plan

Under this plan, Kellogg ParentCo employees can defer up to 50% of base salary plus annual incentives. Distributions are generally made after termination (directly to employee or rolled over to another account) or when an employee reaches age 59 and a half. In order to assist employees with saving for retirement, Kellogg ParentCo provides matching contributions on employee deferrals. Under the Kellogg S&I Plan, Kellogg ParentCo matches 100% of employee deferral contributions up to 3% of eligible compensation (i.e., base salary plus annual incentives), and 50% of employee deferral contributions between 3% and 5% of eligible compensation. No Kellogg ParentCo matching contributions are provided above 5% of eligible compensation deferred by an employee. Any amount of employee deferrals or matching contributions in excess of IRS limits will be made to the Restoration Plan. Additionally, Kellogg ParentCo provides a fixed Retirement Contribution to the Kellogg S&I Plan (the “Retirement Contribution”). The Retirement Contribution is a fixed 3%, 5% or 7% of base salary, for employees with up to 10 years of service, between 10 and 20 years of service or greater than 20 years of service, respectively. For employees who have less than three years of service, the Retirement Contribution vests upon the third anniversary of employment.

Non-Qualified Deferred Contribution Plan (Restoration Plan)

Effective on January 1, 2005, the Kellogg ParentCo Restoration Plan was renamed the Grandfathered Restoration Plan and, to preserve certain distribution options previously available in the Restoration Plan, it was amended in accordance with IRS regulations issued under Section 409A of the Code to no longer allow for deferrals after December 31, 2004. Deferrals after December 31, 2004 are included in a new Restoration Plan which complies with IRS regulations under Section 409A.

Under this plan, eligible employees can defer up to 50% of base salary plus annual incentives. Payouts are generally made after retirement or termination of employment with Kellogg ParentCo, either as annual installments or as a lump sum, based on the distribution option elected under the plan. Participants in the Restoration Plan may not make withdrawals during their employment. Participants in the Grandfathered Restoration Plan may make withdrawals during employment but must pay a 10% penalty on any in-service withdrawal.

The Restoration Plan is a non-qualified, unfunded plan Kellogg ParentCo offers to its employees who are impacted by the statutory limits of the Code on contributions under its qualified plans. The Restoration Plan allows Kellogg ParentCo to provide the same matching contribution and fixed Retirement Contribution, as a percentage of eligible compensation, to impacted employees as other employees who participate in the Kellogg S&I Plan. As an unfunded plan, no money is actually invested in the Restoration Plan; contributions and earnings/losses are tracked in a book-entry account and all account balances are general Kellogg ParentCo obligations.

The following table provides information with respect to Kellogg ParentCo’s non-qualified deferred compensation plans, as applicable to each of our NEOs. This table excludes information with respect to the Kellogg S&I Plan, which is a qualified plan available to U.S. salaried Kellogg ParentCo’s employees as described above.

Non-Qualified Deferred Compensation

Name	Executive Contributions in Last FY ($)(1)	Company Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)(3)	Aggregate Withdrawals Distributions ($)	Aggregate Balance at Last FYE ($)(4)(5)
Gary Pilnick	62,444	84,115	57,763	—	3,011,331
David McKinstray	23,369	14,454	(30,687)	—	153,447
Doug VanDeVelde	27,672	30,340	16,940	—	977,209
Bruce Brown	32,243	22,589	(30,955)	—	452,767
Sherry Brice	6,761	8,080	829	—	53,068

(1)	Amounts in this column are included in the “Salary” and “Non-Equity Incentive Plan Compensation” columns in the Summary Compensation Table.
(2)	Amounts in this column are Kellogg ParentCo contributions and are included in the “All Other Compensation” column of the Summary Compensation Table.
(3)	Represents at-market/non-preferential earnings that are credited on the accumulated balance in 2022.
(4)

Aggregate balance as of December 31, 2022 is the total market value of the deferred compensation account, including executive contributions, Kellogg ParentCo contributions and any earnings, including contributions and earnings from past fiscal years.

(5)

The amounts in the table below are also being reported in the “Salary,” “Non-Equity Incentive Plan Compensation” and “All Other Compensation” columns in the Summary Compensation Table in the years indicated.

Name	Fiscal Year	Reported Amounts ($)
Gary Pilnick	2022	146,559
David McKinstray	2022	37,823
Doug VanDeVelde	2022	58,012
Bruce Brown	2022	54,832
Sherry Brice	2022	14,841

Pension Plans

In September 2017, Kellogg ParentCo amended certain defined benefit pension plans and associated “restoration plans” in the United States, Canada, United Kingdom and the Republic of Ireland for salaried employees. As of December 31, 2018, the amendment froze the compensation and service periods used to calculate pension benefits for active salaried employees who participate in the affected pension plans. Beginning January 1, 2019, impacted employees no longer accrued additional benefits under these plans for future service and eligible compensation received under these plans, and began participating in the same defined contribution plans as all other salaried employees.

Kellogg ParentCo’s U.S. pension plans are composed of the Kellogg Company Pension Plan and the non-qualified restoration plans, which include the Kellogg Company Executive Excess Plan for accruals after December 31, 2004, and the Kellogg Company Excess Benefit Retirement Plan for accruals on or before December 31, 2004 (collectively, the “Pension Plans”). Mr. Pilnick, Mr. VanDeVelde, and Mr. Brown are participants in the Pension Plans. Since 2008, Mr. Pilnick has been treated as a grandfathered participant.

Below is an overview of Kellogg ParentCo’s current Pension Plans in which Mr. Pilnick, Mr. VanDeVelde, and Mr. Brown participate.

	Qualified Pension Plan (Grandfathered Heritage Plan)	Qualified Pension Plan (Non-Grandfathered Heritage Plan)	Non-Qualified Plans
Reason for Plan	Provide eligible employees with a competitive level of retirement benefits based on pay and years of service. Benefit accruals were frozen for salaried employees as of the close of December 31, 2018.		Provide eligible employees with a competitive level of retirement benefits by “restoring” the benefits limited by the Code based on the formula used in the qualified pension plan. Benefit accruals were frozen for salaried employees as of the close of December 31, 2018.

Eligibility	Salaried employees and certain hourly employees. Pension Plans closed to new participants beginning January 1, 2010.		Eligible employees impacted under the Code by statutory limits on the level of compensation and

	Qualified Pension Plan (Grandfathered Heritage Plan)	Qualified Pension Plan (Non-Grandfathered Heritage Plan)	Non-Qualified Plans
benefits that can be considered in determining Kellogg ParentCo-provided retirement benefits.

Payment Form	Monthly annuity or lump sum at the choice of the executive.

Participation, as of January 1, 2003	Active Kellogg ParentCo heritage employees who were hired prior to August 1, 2002 and who were 40 years of age or older or had 10 or more years of service as of January 1, 2003.	Active Kellogg ParentCo heritage employees who were hired prior to August 1, 2002 and who were neither 40 years of age or older nor had 10 or more years of service as of January 1, 2003.	Active Kellogg ParentCo heritage employees who were hired before January 1, 2010, attained a certain level in the organization, and exceeded the compensation limits as set out in the qualified pension plan.

Retirement Eligibility

Full Unreduced Benefit:

•  Normal retirement age 65

•  Age 55 with 30 or more years of service

•  Age 62 with 5 years of service

Reduced Benefit:

•  Age 55 with 20 years of service

•  Any age with 30 years of service

Full Unreduced Benefit: • Normal retirement age 65 Reduced Benefit: • Age 55 with 20 years of service • Any age with 30 years of service • Age 62 with 5 years of service

Full Unreduced Benefit:

•  Normal retirement age 65

•  Age 55 with 30 or more years of service for those who participate in the Grandfathered Heritage Plan

•  Age 62 with 5 years of service for those who participate in the Grandfathered Heritage Plan

Reduced Benefit:

•  Age 55 with 20 years of service

•  Any age with 30 years of service

•  Age 62 with 5 years of service for those who participate in the Non-Grandfathered Heritage Plan

	Qualified Pension Plan (Grandfathered Heritage Plan)	Qualified Pension Plan (Non-Grandfathered Heritage Plan)	Non-Qualified Plans

Pension Formula	Single Life Annuity = 1.5% x (years of service) x (final average pay based on the average of highest three consecutive years)—(Social Security offset)	Single Life Annuity = 1.5% x (years of service) x (final average pay based on the average of highest five consecutive years)—(Social Security offset)	Single Life Annuity = 1.5% x (years of service) x (final average pay based on the average of highest three consecutive years or, for those who participate in the Non-Grandfathered Heritage Plan, the average of highest five consecutive years)—(Social Security offset)

Pensionable Earnings	Includes only base pay and annual incentive payments. Kellogg ParentCo does not include any other compensation, such as restricted stock grants, RSU grants, EPP/PSU Plan payouts, gains from stock option exercises and any other form of stock- or option-based compensation in calculating pensionable earnings.

The estimated actuarial present value of the retirement benefit accrued through December 31, 2022 appears in the following table. The calculation of actuarial present value is generally consistent with the methodology and assumptions outlined in our historical combined financial statements, except that benefits are reflected as payable as of the date the executive is first entitled to full unreduced benefits (as opposed to the assumed retirement date) and without consideration of pre-retirement mortality. Specifically, present value amounts were determined based on the financial accounting discount rate of 5.54% for the qualified pension plan and 5.50% for the non-qualified pension plan. Benefits subject to lump-sum distributions were determined using an interest rate of 5.54% for the qualified pension plan, 5.50% for the non-qualified pension plan, and current statutory mortality under the Pension Protection Act for the NEOs participating in the Pension Plans. For further information on the accounting for pension plans, refer to Notes 2 and 7 to our historical combined financial statements included in this Information Statement. The actuarial increase in 2022 of the projected retirement benefits can be found in the Summary Compensation Table under the heading “Change in Pension Value and Non-Qualified Deferred Compensation Earnings.” No payments were made to our NEOs under the Pension Plans during 2022. The number of years of credited service disclosed below equals an executive’s length of service with Kellogg ParentCo. All of Mr. Pilnick’s years of service are reflected in the ‘2005 and After’ plan because he had not yet vested in the earlier plan at the time the new plan was established to comply with IRS regulations. Mr. VanDeVelde’s and Mr. Brown’s years of service are reflected in both the ‘2005 and After’ plan and the ‘2004 and Earlier’ plan because they were vested in their benefits prior to 2005.

Pension Benefits Table

Name(1)	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Gary Pilnick	U.S. Qualified Pension Plan	18.33	501,000	—
	Non-Qualified Plan (2005 and after)	18.33	3,890,000	—
	TOTAL		4,391,000	—
Doug VanDeVelde	U.S. Qualified Pension Plan	21.08	502,000	—
	Non-Qualified Plan (2004 and earlier)	7.08	172,000	—
	Non-Qualified Plan (2005 and after)	14.00	859,000	—
	TOTAL		1,533,000	—
Bruce Brown	U.S. Qualified Pension Plan	21.33	547,000	—
	Non-Qualified Plan (2004 and earlier)	7.33	6,000	—
	Non-Qualified Plan (2005 and after)	14.00	617,000	—
	TOTAL		1,170,000	—

(1)	Information regarding Mr. McKinstray and Ms. Brice is not presented in this table because these individuals are not participants in Kellogg ParentCo’s defined benefit pension plans.

Potential Post-Employment Payments

Generally, our NEOs are eligible to receive benefits if their employment is terminated (1) by Kellogg ParentCo without cause, (2) upon their retirement, disability or death or (3) in certain circumstances following a change of control. The amount of benefits will vary based on the reason for the termination.

The table at the end of this section reflects calculations, as of December 31, 2022, of the estimated benefits our NEOs would receive in these situations. Although the calculations below are intended to provide reasonable estimates of the potential benefits, they are based on numerous assumptions and may not represent the actual amount an executive would receive if an eligible termination event were to occur.

Severance Benefits

Our NEOs are covered by arrangements that specify payments in the event the executive’s employment is terminated. These severance benefits are intended to be competitive with Kellogg ParentCo’s Compensation Peer Group and general industry practices. The Severance Benefit Plan and the Kellogg Company Change of Control Severance Policy for Key Executives (“Change of Control Policy”) have been established primarily to attract and retain talented and experienced executives and further motivate them to contribute to Kellogg ParentCo’s short- and long-term success for the benefit of Kellogg ParentCo’s Shareowners, particularly during uncertain times.

The Severance Benefit Plan provides severance benefits to employees who are terminated by Kellogg ParentCo under certain circumstances. Kellogg ParentCo has the right to receive a general release, non-compete, non-solicitation and non-disparagement agreement from separated employees in exchange for the benefits provided under the program.

The Change of Control Policy provides benefits to executives in connection with a change of control in the event an executive is terminated without cause or the executive terminates employment for good reason. The Change of

Control Policy is intended to protect Kellogg ParentCo Shareowner interests by enhancing employee focus during rumored or actual change of control activity by providing incentives to executives to remain with Kellogg ParentCo despite uncertainties while a transaction is under consideration or pending. Mr. Pilnick is the only NEO that is eligible to participate in the Change of Control Policy.

Involuntary Termination—No Change of Control

If the employment of an eligible Kellogg ParentCo executive (including our NEOs) is terminated due to a reduction in the work force, the relocation of a company facility or component within a company facility, the closing or sale of a company facility, lack of work, elimination of the executive’s position or any other reason approved in the sole discretion of Kellogg ParentCo’s ERISA Administrative Committee, the executive will generally be entitled to receive benefits under the Severance Benefit Plan. Benefits under the Severance Benefit Plan are not available if an executive (a) refuses to accept an offer of reasonable alternative employment from Kellogg ParentCo, (b) accepts any offer of employment with Kellogg ParentCo (regardless of whether the offer is deemed to be an offer of reasonable alternative employment), (c) is involved in activities such as a theft of Kellogg ParentCo’s property, workplace violence or intentional falsification of Kellogg ParentCo’s records, (d) is terminated for “cause,” (e) is offered employment by a buyer in the case of a sale or divestiture by Kellogg ParentCo (regardless of whether the executive accepts or rejects the employment offer or whether the offer is deemed to be an offer of reasonable alternative employment), (f) voluntarily terminates employment or retires, (g) enters into a consultative arrangement with Kellogg ParentCo which provides for compensation during the consulting period or (h) is deemed ineligible for any other reason in the sole discretion of Kellogg ParentCo’s ERISA Administrative Committee.

“Cause” is defined under the Severance Benefit Plan as (1) the employee’s willful engagement in conduct relating to the employee’s employment with Kellogg ParentCo for which either criminal or civil penalties may be sought; (2) the employee’s deliberate disregard of any Kellogg ParentCo policy, including Kellogg ParentCo’s insider trading policy, or Kellogg ParentCo’s code of conduct; (3) the employee’s acceptance of employment with or service as a consultant or advisor to an entity or person that is in competition with or acting against the interests of Kellogg ParentCo; (4) the employee’s disclosure or misuse of confidential information or material concerning Kellogg ParentCo; (5) the employee’s willful engagement in gross misconduct pursuant to which Kellogg ParentCo has suffered a loss; or (6) the employee’s willful and continued refusal to substantially perform the employee’s then current duties at Kellogg ParentCo in any material respect.

Under the Severance Benefit Plan:

•

The executive is entitled to receive cash compensation equal to two times annual base salary (in the case of Mr. Pilnick), one and a half times annual base salary (in the case of Mr. VanDeVelde), or two weeks of base salary for each year of service, subject to a minimum of 26 weeks and a maximum of 52 weeks (in the case of Mr. McKinstray, Mr. Brown, and Ms. Brice), in each case payable in installments over the applicable severance leave of absence period (“SLOA”).

•

Kellogg ParentCo has the discretion to pay the executive an annual incentive award for the year in which the SLOA begins in accordance with the terms of the applicable annual incentive plan, prorated for the number of calendar days in the year before the date on which the SLOA begins.

•

Previously-granted stock option, restricted stock awards and RSU awards continue to vest during the SLOA. EPP/PSU Plan awards will be forfeited at the beginning of the SLOA except as provided in the EPP/PSU Plan terms and conditions or the executive’s severance agreement (if any).

•

The executive is entitled to continue to participate in certain welfare and insurance benefits during the SLOA, including continued Consolidated Omnibus Budget Reconciliation Act coverage at active employee rates. However, executives do not earn any additional vacation days or service credit for purposes of any retirement plan during the SLOA, and severance payments are not eligible compensation for purposes of any retirement plan.

•	The executive is entitled to receive outplacement assistance for 12 months (in the case of Mr. Pilnick) or nine months (in the case of Mr. McKinstray, Mr. VanDeVelde, Mr. Brown, and Ms. Brice).

Severance-related benefits are provided only if the executive (i) executes a separation agreement prepared by Kellogg ParentCo, which includes a general release, non-competition, employee and customer non-solicitation, non-disparagement and/or other covenants as determined by Kellogg ParentCo in its sole discretion, (ii) remains an active employee until the ultimate date established by Kellogg ParentCo as the commencement date of the SLOA, (iii) assists with the transition of his or her duties and responsibilities (if requested by Kellogg ParentCo), (iv) complies with all policies and procedures of Kellogg ParentCo through the date of termination including the SLOA, (v) assigns to Kellogg ParentCo any patent applications filed during the executive’s employment with Kellogg ParentCo and (vi) does not experience a “disqualifying event” (as defined in the Severance Benefit Plan).

Retirement, Disability and Death

Retirement. In the event of retirement, an NEO is eligible to receive (1) the benefits payable under Kellogg ParentCo’s retirement plans and (2) prorated vesting of (a) stock options (depending on the terms and conditions of the award), (b) prorated awards under Kellogg ParentCo’s outstanding EPP/PSU Plans (the amount of which will be based on Kellogg ParentCo’s actual performance during the relevant periods and paid after the end of the performance periods) and (c) prorated RSUs (depending on the terms and conditions of the award). In addition, under the AIP, Kellogg ParentCo has the discretion to pay an NEO the actual annual incentive award for the current year, prorated as of the date of retirement. “Retirement” generally is defined as meeting Kellogg ParentCo’s age and/or service requirements for retirement eligibility.

Death or Disability. In the event of an NEO’s disability, the executive would receive disability benefits starting six months following the onset of the disability with no reductions or penalty for early retirement. “Disability” generally is defined as inability to perform all the material duties of regular occupation because of injury or sickness. In addition, under the AIP, Kellogg ParentCo has the discretion to pay an NEO the actual annual incentive award for the current year, prorated as of the date of a termination due to disability. In the event of a NEO’s death, the NEO’s beneficiary would receive payouts under Kellogg ParentCo-funded life insurance policies and, in the case of Mr. Pilnick, Mr. VanDeVelde, and Mr. Brown, Kellogg ParentCo’s Executive Survivor Income Plan. However, the deceased NEO’s defined benefit pension benefits would be converted to a joint survivor annuity, resulting in a decrease in the cost of these benefits. Under the AIP, Kellogg ParentCo has the discretion to pay an NEO the target annual incentive award for the current year, prorated as of the date of death.

Potential Change of Control Payments

Kellogg ParentCo’s 2009 LTIP, 2013 LTIP, 2017 LTIP and 2022 LTIP specify the treatment of outstanding, unvested equity awards granted under each respective plan to employees, including our NEOs, upon the occurrence of a change of control. Under the LTIPs and Change of Control Policy, the severance and other benefits payable to NEOs are subject to a “double trigger.” The first trigger is the occurrence of a change of control. The second trigger for Kellogg ParentCo’s Change of Control Policy, of which only Mr. Pilnick is eligible to participate, occurs if Kellogg ParentCo terminates a NEO’s employment unrelated to cause, or a NEO terminates the NEO’s employment for good reason, in each case within two years following the change of control. The second trigger for Kellogg ParentCo’s LTIPs occurs if (1) awards are not assumed or replaced by a substitute award, or (2) Kellogg ParentCo terminates a NEO’s employment unrelated to cause or a NEO terminates the NEO’s employment for good reason, in each case, within two years following the change of control. For these purposes, “cause,” “good reason,” and “substitute awards” are defined in Kellogg ParentCo’s LTIP and Change of Control Policy.

A “change of control” generally is defined in the arrangements to include a change in a majority of the Kellogg ParentCo Board, consummation of certain mergers, the sale of all or substantially all of Kellogg ParentCo’s assets and Kellogg ParentCo’s Shareowner approval of a complete liquidation or dissolution. The “change of control” definition also includes an acquisition by a party of 20% or 30% of Kellogg ParentCo common stock, depending on the post-acquisition ownership of the Kellogg Foundation and Gund Family Trusts (the “Trusts”). The applicable percentage is 20% or more if the Trusts do not collectively own more than 35% of the common stock of Kellogg ParentCo. The applicable percentage is 30% or more if the Trusts collectively own more than 35% of the common stock of Kellogg ParentCo.

The change of control related severance payments consist of the following:

Payments Triggered Upon a Change of Control Without Termination. EPP/PSU Plan awards, RSUs, and stock options will retain their original vesting schedules and will not automatically vest upon a change of control (and only vest if there is no assumption, continuation or substitution of the outstanding awards with substitute awards that are, in the judgment of the C&T Committee, of equivalent value).

Payments to Mr. Pilnick Triggered Upon a Change of Control With Termination. Under the Change of Control Policy, cash severance is payable in the amount of two times Mr. Pilnick’s current annual salary plus two times the current target annual incentive award. In addition, executives eligible to participate in the Change of Control Policy are entitled to receive the annual incentive award for the current year at the target award level, prorated as of the date of termination. This amount is payable as a lump sum within 90 days after termination.

Additional retirement benefits under the Change of Control Policy would equal the actuarial equivalent of the benefit the executive would have received for two years of additional participation under Kellogg ParentCo’s retirement plans. The executive will continue to participate in health and welfare benefit plans for a two-year period following termination and will also receive outplacement assistance.

In the case of Mr. Pilnick, if he becomes entitled to separation benefits following a change of control and those separation benefits would otherwise be subject to the excise tax under Section 4999 of the Internal Revenue Code, then the separation benefits will be reduced to $1.00 less than the amount which would trigger the excise tax if such reduction would result in Mr. Pilnick receiving an equal or greater after-tax benefit than he would have received if the full separation benefits were paid.

The following table reflects calculations, as of December 31, 2022, of the estimated benefits our NEOs would have received (1) if their employment was terminated by Kellogg ParentCo without cause or upon their retirement, disability or death or (2) in certain circumstances following a change of control. Amounts shown in the following table are calculated by assuming that the relevant employment termination event and/or change of control occurred on December 31, 2022.

Potential Post Employment Table

Name and Benefits	Involuntary Termination - No Change of Control ($)		Change of Control W/ Involuntary Termination ($)		Retirement ($)(1)		Death ($)		Disability ($)
Gary Pilnick
Two Times Base Salary	1,586,000		1,586,000		—		—		—
280G Reduction	—		—		—		—		—
Two Times Target Annual Incentive(2)	—		1,506,700		—		—		—
2022 Annual Incentive	1,167,693		1,167,693		1,167,693		1,167,693		1,167,693
Stock Options	477,112	(3)	477,112	(4)	238,280	(5)	238,280	(6)	238,280	(6)
EPP/PSU Plan Awards	2,714,386	(7)	4,234,791	(8)	2,714,386	(9)	2,714,386	(10)	2,714,386	(10)
Restricted Stock Units	1,886,745	(11)	1,853,076	(12)	1,182,992	(13)	1,182,992	(13)	1,182,992	(13)
Outplacement	11,138		11,138		—		—		—
Health and Welfare Benefits(15)	31,000		31,000		—		—		—
Other Benefits and Perquisites(16)	—		93,326		—		—		—

Name and Benefits	Involuntary Termination - No Change of Control ($)		Change of Control W/ Involuntary Termination ($)		Retirement ($)(1)		Death ($)		Disability ($)
Life Insurance and Executive Survivor Income Plan Benefits(17)	—		—		—		6,752,000		—
Change to Retirement Benefits	638,000	(18)	854,000	(19)	—		(2,025,000	)(20)	638,000	(21)
Total	8,512,074		11,814,836		5,303,351		10,030,351		5,941,351

David McKinstray
Two Weeks’ Base Salary per Year of Service (minimum 26 weeks, maximum 52 weeks)	181,000		181,000		—		—		—
2022 Annual Incentive.	311,320		311,320		—		311,320		311,320
Stock Options	43,074	(3)	76,843	(4)	—		37,122	(6)	37,122	(6)
EPP/PSU Plan Awards	67,757	(7)	386,238	(8)	—		207,820	(10)	207,820	(10)
Restricted Stock Units	48,341	(11)	617,947	(12)	—		232,406	(13)	232,406	(13)
Outplacement	8,354		8,354		—		—		—
Health and Welfare Benefits(15)	7,500		7,500		—		—		—
Other Benefits and Perquisites(16)	—		—		—		—		—
Life Insurance and Executive Survivor Income Plan Benefits(17)	—		—		—		362,000		—
Total	667,346		1,589,202		—		1,150,668		788,668

Doug VanDeVelde
One And a Half Times Base Salary	717,000		717,000		—		—		—
2022 Annual Incentive.	507,636		507,636		507,636		507,636		507,636
Stock Options	95,727	(3)	95,727	(4)	47,448	(5)	47,448	(6)	47,448	(6)
EPP/PSU Plan Awards	544,930	(7)	874,661	(8)	544,930	(9)	544,930	(10)	544,930	(10)
Restricted Stock Units	983,387	(11)	1,240,465	(12)	235,658	(14)	883,821	(13)	883,821	(13)
Outplacement	8,354		8,354		—		—		—
Health and Welfare Benefits(15)	23,200		23,200		—		—		—
Other Benefits and Perquisites(16)	—		—		—		—		—
Life Insurance and Executive Survivor Income Plan Benefits(17)	—		—		—		2,391,000		—
Change to Retirement Benefits	165,000	(18)	165,000	(19)	—		(709,000	)(20)	165,000	(21)
Retention Cash Award	239,000		239,000		—		59,415		59,415
Total	3,284,234		3,871,043		1,335,672		3,725,250		2,208,250

Bruce Brown
Two Weeks’ Base Salary per Year of Service (minimum 26 weeks, maximum 52 weeks)	389,926		389,926		—		—		—
2022 Annual Incentive	350,000		350,000		350,000		350,000		350,000
Stock Options	50,856	(3)	87,735	(4)	43,812	(5)	43,812	(6)	43,812	(6)
EPP/PSU Plan Awards	248,920	(7)	430,652	(8)	248,920	(9)	248,920	(10)	248,920	(10)
Restricted Stock Units	660,472	(11)	687,546	(12)	139,544	(14)	508,556	(13)	508,556	(13)
Outplacement	8,354		8,354		—		—		—
Health and Welfare Benefits(15)	10,300		10,300		—		—		—
Other Benefits and Perquisites(16)	—		—		—		—		—
Life Insurance and Executive Survivor Income Plan Benefits(17)	—		—		—		1,841,000		—
Change to Retirement Benefits	94,000	(18)	94,000	(19)	—		(535,000	)(20)	94,000	(21)
Total	1,812,828		2,058,513		782,276		2,457,288		1,245,288

Sherry Brice
Two Weeks’ Base Salary per Year of Service (minimum 26 weeks, maximum 52 weeks)	313,801		313,801		—		—		—
2022 Annual Incentive	237,886		237,886		—		237,886		237,886

Name and Benefits	Involuntary Termination - No Change of Control ($)		Change of Control W/ Involuntary Termination ($)		Retirement ($)(1)	Death ($)		Disability ($)
Stock Options	42,600	(3)	79,479	(4)	—	36,733	(6)	36,733	(6)
EPP/PSU Plan Awards	—		295,981	(8)	—	135,877	(10)	135,877	(10)
Restricted Stock Units	71,323	(11)	557,664	(12)	—	272,927	(13)	272,927	(13)
Outplacement	8,354		8,354		—	—		—
Health and Welfare Benefits(15)	5,300		5,300		—	—		—
Other Benefits and Perquisites(16)	—		—		—	—		—
Life Insurance and Executive Survivor Income Plan Benefits(17)	—		—		—	326,000		—
Total	679,264		1,498,465		—	1,009,423		683,423

(1)

Information regarding Mr. McKinstray and Ms. Brice is not presented in this column because these individuals were not retirement-eligible as of December 31, 2022. Information for Mr. Pilnick, Mr. VanDeVelde and Mr. Brown is hypothetical and based upon retirement as of December 31, 2022.

(2)	Represents two times the target annual incentive award for 2022, payable under Kellogg ParentCo’s Change in Control Policy.
(3)	Represents the intrinsic value of unvested stock options that would vest in connection with a termination as of December 31, 2022, based on a stock price of $71.24.
(4)	Represents the intrinsic value of unvested stock options that would vest upon a change of control as of December 31, 2022, based on a stock price of $71.24.
(5)

Represents the intrinsic value of unvested stock options that would vest upon retirement as of December 31, 2022, (prorated for time worked during the performance period), based on a stock price of $71.24.

(6)

Represents the intrinsic value of unvested stock options that would vest upon death or disability as of December 31, 2022 (prorated for time worked during the performance period), based on a stock price of $71.24.

(7)

Represents the value based on the actual number of shares paid out under the 2020-2022 EPP, which would be payable at Kellogg ParentCo’s discretion, and a stock price of $71.24. For Mr. Pilnick, Mr. VanDeVelde and Mr. Brown, who are retirement-eligible, includes the 2021-2023 EPP and 2022-2024 PSU prorated for the time worked during the performance period at a stock price of $71.24. Because our other NEOs are not retirement-eligible as of December 31, 2022, their 2021-2023 EPP and 2022-2024 PSU awards would be forfeited.

(8)	Valued based on the “target” number of shares under the 2020-2022 EPP, the 2021-2023 EPP and the 2022-2024 PSU and, in each case, a stock price of $71.24.
(9)

Valued based on the actual number of shares paid out under the 2020-2022 EPP and the prorated target number of shares under the 2021-2023 EPP and 2022-2024 PSU and, in each case, a stock price of $71.24.

(10)

Represents the value of outstanding “target” EPP awards payable based on Kellogg ParentCo’s actual performance during the relevant periods and paid following the end of the performance periods (prorated for time worked during the performance period) and, in each case, based on a stock price of $71.24.

(11)	Represents the value of unvested restricted stock units that would vest in connection with a termination as of December 31, 2022, based on a stock price of $71.24.
(12)	Represents the value of unvested restricted stock units that would vest upon a change of control as of December 31, 2022, based on a stock price of $71.24.
(13)

Represents the value of unvested restricted stock units that would vest upon retirement, death or disability as of December 31, 2022 (prorated for time worked during the performance period), based on a stock price of $71.24.

(14)	Represents the value of unvested restricted stock units that would vest upon retirement as of December 31, 2022, based on a stock price of $71.24.
(15)	Represents the estimated costs to Kellogg ParentCo of continued participation in medical, dental and life insurance benefits during the severance period.
(16)	Consists of Kellogg ParentCo-paid death benefits, financial planning and physical exams.

(17)	Payment of death benefits for Kellogg ParentCo-paid life insurance and Executive Survivor Income Plan (for NEOs eligible to participate in the Plan prior to January 1, 2011).
(18)

Represents the increase (decrease) to the estimated actuarial present value of retirement benefit accrued through December 31, 2022 for each NEO associated with terminating an NEO’s employment without cause. The estimated actuarial present value of retirement benefit accrued through December 31, 2022 appears in the Pension Benefits Table on page 149 of this Information Statement. For each NEO, changes to retirement benefits upon severance vary depending on age, service and pension formula at the time of termination. For Mr. Pilnick, Mr. VanDeVelde and Mr. Brown, the change to the retirement benefit is positive because the present value reflects the greater of age 65 commencement and earliest commencement.

(19)

Represents the increase (decrease) to the estimated actuarial present value of retirement benefit accrued through December 31, 2022 for each NEO associated with terminating an NEO’s employment without cause following a change of control. The estimated actuarial present value of retirement benefit accrued through December 31, 2022 appears in the Pension Benefits Table on page 149 of this Information Statement. For each NEO, changes to retirement benefits upon change of control vary depending on age, service and pension formula at the time of termination. For Mr. Pilnick, Mr. VanDeVelde and Mr. Brown, the change to their retirement benefit is positive because the present value reflects the greater of age 65 commencement and earliest commencement. For Mr. Pilnick, the change to the retirement benefit also includes two additional years of age and service for retirement eligibility purposes.

(20)

Represents the increase (decrease) to the estimated actuarial present value of retirement benefits accrued through December 31, 2022 for each NEO associated with a NEOs retirement benefits being converted to a survivor annuity upon the NEO’s death. The estimated actuarial present value of retirement benefits accrued through December 31, 2022 appears in the Pension Benefits Table on page 149 of this Information Statement. For Mr. Pilnick, Mr. VanDeVelde and Mr. Brown, the change to the retirement benefit is negative because the survivor annuity upon death is reduced to less than 50% of the benefit provided upon early or normal retirement.

(21)	For Mr. Pilnick, Mr. VanDeVelde and Mr. Brown, the change to the retirement benefit is positive because the present value reflects the greater of age 65 commencement and earliest commencement.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this Information Statement, Kellogg ParentCo beneficially owns all of the outstanding shares of our common stock. After the Spin-Off, Kellogg ParentCo will not own any shares of our common stock. The following table provides information regarding the anticipated beneficial ownership of our common stock at the time of the Distribution by:

•	each of our shareholders who we believe, based on the assumptions described below, will beneficially own more than 5% of our outstanding common stock at the time of the Distribution;

•	each of our directors following the Spin-Off;

•	each NEO; and

•	all of our directors and executive officers following the Spin-Off as a group.

Except as otherwise noted below, we based the share amounts on each person or entity’s beneficial ownership of Kellogg ParentCo common stock on August 1, 2023, giving effect to a distribution ratio of one share of our common stock for every four shares of Kellogg ParentCo common stock he, she or it held.

To the extent our directors and executive officers own Kellogg ParentCo common stock on the Record Date, they will participate in the Distribution on the same terms as other holders of Kellogg ParentCo common stock.

Except as otherwise noted in the footnotes below, each person or entity identified in the table has sole voting and investment power with respect to the securities he, she or it holds.

Immediately following the Spin-Off, we estimate that approximately 85,595,123 shares of our common stock will be issued and outstanding, based on the approximately 342,380,495 shares of Kellogg ParentCo common stock outstanding on August 1, 2023. The actual number of shares of our common stock to be outstanding following the Spin-Off will be determined on                 , 2023, the Record Date.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class
5% Shareholders:
W.K. Kellogg Foundation Trust(1)(2)	15,057,184	17.6%
c/o Northern Trust Corporation 50 South LaSalle Street Chicago, IL 60603
BlackRock, Inc.(3)	7,831,836	9.1%
55 East 52nd Street New York, NY 10055
The Vanguard Group(4)	7,683,387	9.0%
100 Vanguard Blvd. Malvern, PA 19355
Gordon Gund(5)	5,231,726	6.1%
14 Nassau Street Princeton, NJ 08542
KeyCorp(6)	5,199,917	6.1%
127 Public Square Cleveland, OH 44114
Directors:
Wendy Arlin	—	*
R. David Banyard, Jr.	—	*
Michael Corbo	—	*
Zack Gund	418,713	*
Ramón Murguía(7)	75	*
Julio Nemeth(8)	12	*
Mindy Sherwood	—	*

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class
Named Executive Officers(9):
Gary Pilnick	19,127	*
David McKinstray	2,177	*
Bruce Brown	3,379	*
Sherry Brice	604	*
Doug VanDeVelde	4,751	*
All directors and executive officers as a group (14 persons)(10)	451,910	*

*	Less than 1%
(1)

Based solely on information set forth in the Schedule 13G/A filed with the SEC on February 9, 2023 with respect to Kellogg ParentCo common stock, the W.K. Kellogg Foundation Trust (the “Kellogg Trust”) shares voting and investment power with the W.K. Kellogg Foundation (the “Kellogg Foundation”) and the trustees of the Kellogg Trust with respect to 55,931,838 shares of Kellogg ParentCo common stock. As of December 31, 2022, the trustees of the Kellogg Trust were Steve Cahillane, Ramón Murguĺa, La June Montgomery Tabron and Northern Trust Company. The Kellogg Foundation, a Michigan charitable corporation, is the sole beneficiary of the Kellogg Trust. The agreement governing the Kellogg Trust (the “Trust Agreement”) provides that if a majority of the trustees of the Kellogg Trust (which majority must include the corporate trustee) cannot agree on how to vote the Kellogg ParentCo stock, the Kellogg Foundation has the power to direct the voting of such stock. With certain limitations, the Trust Agreement also provides that the Kellogg Foundation has the power to approve successor trustees, and to remove any trustee of the Kellogg Trust.

(2)

Based solely on information set forth in the Schedule 13G/A filed with the SEC on February 13, 2023 with respect to Kellogg ParentCo common stock, Northern Trust Corporation has sole voting power for 536,824 shares of Kellogg ParentCo common stock, shared voting power for 59,676,885 shares of Kellogg ParentCo common stock (including those shares beneficially owned by the Kellogg Trust), sole investment power for 2,655,473 shares of Kellogg ParentCo common stock and shared investment power for 57,098,395 shares of Kellogg ParentCo common stock (including those shares beneficially owned by the Kellogg Trust). Northern Trust Corporation, as parent holding company for The Northern Trust Company, as trustee of the Kellogg Trust, shares voting and investment power with the other three trustees with respect to the 55,931,838 shares of Kellogg ParentCo common stock owned by the Kellogg Trust, which shares are reflected in Northern Trust Corporation’s totals above. The remaining shares not owned by the Kellogg Trust that are disclosed in the table above represent shares beneficially owned by Northern Trust Corporation and The Northern Trust Company unrelated to the Kellogg Trust.

(3)

Based solely on information set forth in the Schedule 13G/A filed with the SEC on January 25, 2023 with respect to Kellogg ParentCo common stock, BlackRock, Inc. has sole voting power for 28,728,828 shares of Kellogg ParentCo common stock and sole investment power for 31,327,346 shares of Kellogg ParentCo common stock.

(4)

Based solely on information set forth in the Schedule 13G/A filed with the SEC on February 9, 2023 with respect to Kellogg ParentCo common stock, the Vanguard Group has shared voting power for 376,579 shares of Kellogg ParentCo common stock, sole investment power for 29,628,951 shares of Kellogg ParentCo common stock and shared investment power for 1,104,597 shares of Kellogg ParentCo common stock.

(5)

Based solely on information set forth in the Schedule 13G/A filed with the SEC on February 1, 2023 with respect to Kellogg ParentCo common stock, Gordon Gund has sole voting power for 20,735,038 shares of Kellogg ParentCo common stock, shared voting power for 191,869 shares of Kellogg ParentCo common stock, sole investment power for 0 shares of Kellogg ParentCo common stock and shared investment power for 191,869 shares of Kellogg ParentCo common stock. The shares over which Gordon Gund has sole voting power are held by various trusts for the benefit of certain members of the Gund family, as to which shares Gordon Gund disclaims beneficial ownership.

(6)

Based solely on information set forth in the Schedule 13G/A filed with the SEC on January 6, 2023 with respect to Kellogg ParentCo common stock, KeyCorp, as trustee for certain Gund family trusts, including the trusts discussed under (5) above, as well as other trusts, has sole voting power for 58,262 shares of Kellogg ParentCo common stock, shared voting power for 5,415 shares of Kellogg ParentCo common stock, sole investment power for 20,765,615 shares of Kellogg ParentCo common stock and shared investment power for 30,983 shares of Kellogg ParentCo common stock.

(7)	Includes 75 shares held through a revocable trust in which Mr. Murguía is the trustee and the beneficiary.
(8)	Includes 12 shares held by a trust for the benefit of certain of Mr. Nemeth’s family members, of which Mr. Nemeth is trustee.
(9)	These officers were our named executive officers in 2022.
(10)	Includes only the persons listed in the table of our directors and executive officers following the Spin-Off in the section entitled “Management” in this Information Statement.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with Kellogg ParentCo

Prior to the Spin-Off, WK Kellogg Co and Kellogg ParentCo will enter into a Separation and Distribution Agreement and other agreements that will outline the terms and conditions of the Internal Reorganization and Distribution and provide a framework for WK Kellogg Co’s relationship with Kellogg ParentCo after the Spin-Off. Following the Spin-Off, WK Kellogg Co and Kellogg ParentCo will operate independently, and neither will have any ownership interest in the other.

The material agreements described below will be filed as exhibits to the Registration Statement of which this Information Statement is a part. The summaries of each of these agreements set forth below are qualified in their entireties by reference to the full text of the applicable agreements, forms of which will be filed as exhibits to the Registration Statement of which this Information Statement is a part and which will be incorporated by reference into this Information Statement.

Separation and Distribution Agreement

We intend to enter into a Separation and Distribution Agreement with Kellogg ParentCo that will set forth our agreements with Kellogg ParentCo regarding the principal actions to be taken in connection with the Spin-Off. It will also set forth other agreements that govern aspects of our relationship with Kellogg ParentCo following the Spin-Off.

Transfer of Assets and Assumption of Liabilities

The Separation and Distribution Agreement will identify the assets to be transferred to, and the liabilities to be assumed by, WK Kellogg Co in advance of the Distribution so that Kellogg ParentCo and we each retain the assets of, and the liabilities associated with, the Kellogg ParentCo Business and the Cereal Business, respectively, and will provide for when and how these transfers and assumptions will occur. We are currently a wholly owned subsidiary of Kellogg ParentCo, and Kellogg ParentCo, directly or through its subsidiaries, holds both the Kellogg ParentCo Business and the Cereal Business. In connection with the Spin-Off, we will undertake a series of internal reorganization transactions so that we hold the Cereal Business assets, liabilities and entities directly and separately from the Kellogg ParentCo Business assets, liabilities and entities, including the Contribution. Following these steps, we will hold only the Cereal Business assets, liabilities and entities. We refer to these steps collectively as the “Internal Reorganization.”

In particular, the Separation and Distribution Agreement will provide that, among other things, subject to the terms and conditions contained therein:

•

certain assets and entities related to the Cereal Business, which this Information Statement refers to as the “WK Kellogg Co Assets,” will be retained by or transferred to WK Kellogg Co or one of its subsidiaries;

•

certain liabilities related to the Cereal Business or the WK Kellogg Co Assets, which this Information Statement refers to as the “WK Kellogg Co Liabilities,” will be retained by or transferred to WK Kellogg Co or one of its subsidiaries; and

•

all of the assets and liabilities (including whether accrued, contingent or otherwise) other than the WK Kellogg Co Assets and the WK Kellogg Co Liabilities (such assets and liabilities, other than the WK Kellogg Co Assets and the WK Kellogg Co Liabilities, being referred to in this Information Statement as the “Kellogg ParentCo Assets” and “Kellogg ParentCo Liabilities,” respectively) will be retained by or transferred to Kellogg ParentCo.

Except as expressly set forth in the Separation and Distribution Agreement or any ancillary agreement, neither Kellogg ParentCo nor WK Kellogg Co will make any representation or warranty as to (i) the assets, business or liabilities transferred or assumed as part of the Internal Reorganization, (ii) any approvals or consents required in connection with the transfers, (iii) the value of or the freedom from any security interests of any of the assets transferred, (iv) the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of either of WK Kellogg Co or Kellogg ParentCo, or (v) the legal sufficiency of any document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the Internal Reorganization. All assets will be transferred on an “as is,” “where is” basis, and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and marketable title, free and clear of all security interests, that any necessary consents or governmental approvals are not obtained, or that any requirements of law or judgments are not complied with.

Information in this Information Statement with respect to the assets and liabilities of the parties following the Distribution is presented based on the allocation of such assets and liabilities pursuant to the Separation and Distribution Agreement unless the context otherwise requires. The Separation and Distribution Agreement will provide that in the event that the transfer of certain assets and liabilities (or a portion thereof) to WK Kellogg Co or Kellogg ParentCo, as applicable, does not occur prior to the Distribution, then until such assets or liabilities (or a portion thereof) are able to be transferred, WK Kellogg Co or Kellogg ParentCo, as applicable, will hold such assets on behalf and for the benefit of the transferee, and will pay, perform and discharge such liabilities, for which the transferee will reimburse WK Kellogg Co or Kellogg ParentCo, as applicable, for all reasonable payments made in connection with the performance and discharge of such liabilities.

The Distribution

The Separation and Distribution Agreement will also govern the rights and obligations of the parties regarding the Distribution following the completion of the Internal Reorganization. Prior to the Distribution, Kellogg ParentCo will deliver all of the issued and outstanding shares of our common stock to the distribution agent. Following the Distribution Date, the distribution agent will electronically deliver the shares of our common stock to Kellogg ParentCo shareholders based on the distribution ratio. Shareholders will receive cash in lieu of any fractional shares.

Conditions to the Distribution

The Separation and Distribution Agreement will provide that the Distribution is subject to the satisfaction (or waiver by Kellogg ParentCo in its sole and absolute discretion) of certain conditions. These conditions are described under “The Separation and Distribution—Conditions to the Distribution.” Kellogg ParentCo will have the sole and absolute discretion to determine (and change) the terms of, and to determine whether to proceed with, the Distribution and, to the extent that it determines to proceed, to determine the Record Date, the Distribution Date and the distribution ratio.

Indemnification

We and Kellogg ParentCo will each agree to indemnify the other and each of the other’s current, former and future directors, officers, employees and agents, and each of the heirs, executors, successors and assigns of any of them, against certain liabilities incurred in connection with the Spin-Off and our and Kellogg ParentCo’s respective businesses. The amount of either Kellogg ParentCo’s or our indemnification obligations will be reduced by any insurance proceeds the party being indemnified receives. The Separation and Distribution Agreement will also specify procedures regarding claims subject to indemnification and related matters.

Indemnification with respect to taxes, and the procedures related thereto, will be governed by the Tax Matters Agreement.

Further Assurances

In addition to the actions specifically provided for in the Separation and Distribution Agreement, except as otherwise set forth therein or in any ancillary agreement, WK Kellogg Co and Kellogg ParentCo will agree in the Separation and Distribution Agreement to use reasonable best efforts, prior to, on and after the Distribution Date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the Separation and Distribution Agreement and the ancillary agreements.

Expenses

Except as expressly set forth in the Separation and Distribution Agreement or in any ancillary agreement, the party incurring the expense will be responsible for all fees, costs and expenses incurred in connection with the Spin-Off.

Real Property Matters

The Separation and Distribution Agreement will also govern the allocation, transfer and leasing of real estate between us and Kellogg ParentCo following the Spin-Off. Kellogg ParentCo’s current corporate headquarters located in Battle Creek, Michigan and manufacturing plants related to the Cereal Business will be transferred to WK Kellogg Co. Leased distribution centers will be occupied by both WK Kellogg Co and Kellogg ParentCo employees following the Spin-Off pursuant to the Transition Services Agreement, and after the termination of the Transition Services Agreement, will be fully or partially subleased from Kellogg ParentCo to WK Kellogg Co.

Other Matters

Other matters governed by the Separation and Distribution Agreement will include, among others, approvals and notifications of transfer, termination of intercompany agreements and outstanding guarantees, treatment of shared contracts, non-competition obligations, confidentiality, access to and provision of records, privacy and data protection, production of witnesses, privileged matters, financing arrangements, dispute resolution, release of claims and liabilities, and treatment of and access to insurance policies.

Amendment and Termination

The Separation and Distribution Agreement will provide that it may be terminated, amended or modified at any time prior to the Distribution Date in the sole and absolute discretion of Kellogg ParentCo without the approval of any person, including WK Kellogg Co.

The Separation and Distribution Agreement will provide that, after the Distribution Date, no provision of the Separation and Distribution Agreement or any ancillary agreement may be waived, amended, supplemented or modified by a party without the written consent of the party against whom it is sought to enforce such waiver, amendment, supplement or modification.

After the Distribution Date, the Separation and Distribution Agreement may not be terminated, except by an agreement in writing signed by both WK Kellogg Co and Kellogg ParentCo.

In the event of a termination of the Separation and Distribution Agreement, no party, nor any of its directors, officers or employees, will have any liability of any kind to the other parties or any other person.

Transition Services Agreement

We intend to enter into a Transition Services Agreement pursuant to which Kellogg ParentCo will provide specified services, and we will provide certain limited services to Kellogg ParentCo, on a transitional basis to help ensure an orderly transition following the Spin-Off. These services may include information technology, procurement, distribution, logistics and order to delivery, research and development, accounting, finance, compliance and administrative activities. The Transition Services Agreement will specify the calculation of our costs for these services.

Supply Agreement

We intend to enter into a Supply Agreement with Kellogg ParentCo pursuant to which Kellogg ParentCo will manufacture and supply to us certain products of the Cereal Business currently manufactured at Kellogg ParentCo facilities that will not be transferred to us pursuant to the terms of the Separation and Distribution Agreement. We will be required to purchase an annual minimum volume for each product supplied under the Supply Agreement, which volumes are based on historical and forecasted amounts. The Supply Agreement will also contain quality, pricing and other terms.

The Supply Agreement will have a term of three years, though products may be supplied for a shorter period. Either party may terminate the Supply Agreement following a material breach of the Supply Agreement by the other party, which breach is not cured within 30 days of notice of such breach. In addition, either party may terminate the manufacture and purchase of specified products without cause upon six or twelve months’ notice, depending on the product being supplied.

Management Services Agreement

We intend to enter into a Management Services Agreement pursuant to which Kellogg ParentCo will grant us the right to use its pilot plant located in Battle Creek, Michigan for a specified number of days each year in order for us to conduct research and development and product trials on specified equipment.

Tax Matters Agreement

The Tax Matters Agreement will govern the respective rights, responsibilities and obligations of Kellogg ParentCo and WK Kellogg Co after the Spin-Off with respect to tax liabilities and benefits, tax attributes, tax contests and other tax sharing regarding U.S. federal, state, local and foreign income taxes, other tax matters and related tax returns. WK Kellogg Co and certain of its subsidiaries have (and will continue to have following the Spin-Off) joint and several liability with Kellogg ParentCo to the IRS for the combined U.S. federal income taxes of the Kellogg ParentCo combined group relating to the taxable periods in which WK Kellogg Co and its applicable subsidiaries were part of that group. The Tax Matters Agreement will also provide special rules for allocating tax liabilities in the event that the Spin-Off is not tax-free. In general, if a party’s actions cause the Spin-Off not to be tax-free, that party will be responsible for the payment of any resulting tax liabilities (and will indemnify the other party with respect thereto). The Tax Matters Agreement will provide for certain covenants that may restrict our ability to pursue strategic or other transactions that otherwise could maximize the value of our business. Finally, the Tax Matters Agreement will also provide for procedures for any audits and examinations and the rights of each party with respect to such audits and examinations. Although enforceable as between the parties, the Tax Matters Agreement will not be binding on the IRS.

Employee Matters Agreement

The Employee Matters Agreement will address certain post-Spin-Off employee matters issues between Kellogg ParentCo and WK Kellogg Co, including transitions of employment for employees; allocation of and reimbursement and indemnification for employment-related liabilities; collective bargaining agreement matters; termination and severance benefits; employee benefits matters, including participation in benefit plans, assumption of certain employee benefit plans by WK Kellogg Co, service recognition, health and welfare and retirement plan matters; employee compensation matters, including equity and cash-based incentive compensation, retention and nonqualified deferred compensation matters; payroll reporting and withholding;

access to employees; employee records; employment transition matters; mutual one-year salaried employee no-hire and two-year employee non-solicitation provisions (with customary exceptions); and other related employee matters. For example, the Employee Matters Agreement identifies employees that will transfer to us before and after the Distribution Date and, with some limited exceptions, Kellogg ParentCo will generally bear liabilities associated with its employees and we will generally bear liabilities associated with our employees. Any historical workers compensation liabilities will remain with Kellogg ParentCo.

Additionally, for at least 12 months after the Spin-Off (or earlier termination date), we have committed to provide our employees (subject to certain exceptions) with at least the same salary or wage rate as well as comparable target annual or short-term cash incentive compensation opportunities and no less favorable long-term equity-based incentive compensation opportunities than those in effect immediately prior to the Spin-Off. During that period, we will also continue to offer employee benefits that are comparable in the aggregate, and comparable severance benefits, to those in effect immediately prior to the Spin-Off.

Except as specifically provided in the Employee Matters Agreement, we will generally be responsible for all employment, employee compensation, and employee benefits-related liabilities relating to employees, former employees, and other individuals allocated to us, which we expect will be on substantially similar terms to the corresponding Kellogg ParentCo plans. We will also assume certain assets and liabilities with respect to Kellogg ParentCo’s U.S. benefit plans and trusts relating to certain provisions for post-retirement welfare benefits.

The treatment of annual bonuses and outstanding equity awards for all employees under the Employee Matters Agreement is consistent with the description set forth in the section titled “Employee Matters Agreement” in the Compensation Discussion and Analysis. In respect of an equity award holder that remains an employee of Kellogg ParentCo, all outstanding Kellogg ParentCo RSUs and PSUs that were issued on or after June 21, 2022 will remain at Kellogg ParentCo covering shares of Kellogg ParentCo common stock and subject to the same terms and conditions that existed prior to the Spin-Off, unless the C&T Committee makes any adjustments. Additionally, all outstanding equity awards will be equitably adjusted in accordance with the terms of the Employee Matters Agreement.

Intellectual Property Agreements

We intend to enter into the following Intellectual Property Agreements with Kellogg ParentCo that will provide for intellectual property use and selling rights: Master Ownership and License Agreement Regarding Trademarks and Certain Related Intellectual Property and Master Ownership and License Agreement Regarding Patents, Trade Secrets and Certain Related Intellectual Property.

The Master Ownership and License Agreement Regarding Trademarks and Certain Related Intellectual Property will allocate ownership, use and selling rights between Kellogg ParentCo and us of all trademarks, domain names and certain copyrights that Kellogg ParentCo or we owned immediately prior to the Distribution Date. We will own the trademarks rights to Apple Jacks, Bear Naked, Kashi, Frosted Mini-Wheats, among others, in North America, and Kellogg ParentCo will own the rights to these trademarks in all other jurisdictions, as well as other trademarks, including the Kellogg’s trademark globally.

Under this agreement, Kellogg ParentCo and we will each grant the other party various perpetual, irrevocable, exclusive, and royalty-free licenses to use certain of its and our respective trademarks in connection with specific food and beverage categories in specified jurisdictions. The licenses granted by Kellogg ParentCo to us will include a perpetual, irrevocable, exclusive, royalty-free license to use the “Kellogg’s” house brand, along with other key brands such as Tony the Tiger, Frosted Flakes, Toucan Sam, Froot Loops, Special K, Rice Krispies and Snap, Crackle and Pop, in connection with the Cereal Business in North America.

The agreement will contain usage guidelines, quality control, enforcement and maintenance provisions governing the trademarks that Kellogg ParentCo and we will license to each other. In addition, the agreement will include diversion provisions under which Kellogg ParentCo and we will agree that neither we nor any of our affiliates will authorize or encourage the sale of branded products in jurisdictions where trademark ownership or license rights do not extend.

In addition, the Master Ownership and License Agreement Regarding Patents, Trade Secrets and Certain Related Intellectual Property will allocate ownership of patents, trade secrets and know-how to Kellogg ParentCo. Kellogg ParentCo will grant to us a perpetual, irrevocable, exclusive and royalty-free license to use certain food-related patents, trade secrets and know-how in specific categories in North America. Kellogg ParentCo will also grant to us a perpetual, irrevocable, and royalty-free license to use certain non-food related patents, trade secrets and know-how, and other intellectual property rights applicable generally to business process and information technology systems, in WK Kellogg Co’s business.

Policy and Procedures Governing Related Person Transactions

Prior to the completion of the Spin-Off, we intend to adopt a policy with respect to the review, approval and ratification of related party transactions. Under the policy, our Nominating and Governance Committee is responsible for reviewing and approving related person transactions. In the course of its review and approval of related person transactions, our Nominating and Governance Committee will consider the relevant facts and circumstances to decide whether to approve such transactions. In particular, our policy requires our Nominating and Governance Committee to consider, among other factors it deems appropriate:

•	the related person’s relationship to us and interest in the transaction;

•	the material facts of the proposed transaction, including the proposed aggregate value of the transaction;

•	the impact on a director’s independence in the event the related person is a director or an immediate family member of the director;

•	the benefits to us of the proposed transaction;

•	if applicable, the availability of other sources of comparable products or services; and

•	an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

The Nominating and Governance Committee may only approve those transactions that are in, or are not inconsistent with, our best interests and those of our shareholders, as the Nominating and Governance Committee determines in good faith.

In addition, under our code of business conduct and ethics, which will be adopted prior to the completion of the Spin-Off, our employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

All of the transactions described herein were entered into prior to the adoption of WK Kellogg Co’s written related party transactions policy (which policy will be adopted prior to the consummation of this offering), but all were approved by our Board considering similar factors to those described above.

DESCRIPTION OF OUR CAPITAL STOCK

General

Immediately following the Spin-Off, our authorized capital stock will consist of 1,000,000,000 shares of common stock, $0.0001 par value, and 50,000,000 shares of preferred stock, $0.0001 par value. Immediately following the Spin-Off, we estimate that approximately 85,595,123 shares of our common stock will be issued and outstanding, based on the approximately 342,380,495 shares of Kellogg ParentCo common stock outstanding as of August 1, 2023. The actual number of shares of our common stock outstanding immediately following the Spin-Off will depend on the actual number of shares of Kellogg ParentCo common stock outstanding on the Record Date and will reflect any issuance of new shares or exercise of outstanding options pursuant to Kellogg ParentCo’s equity plans. The issued and outstanding shares of our common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of the Distribution will be fully paid and non-assessable.

In connection with the Distribution, we will amend and restate our certificate of incorporation and bylaws. The following summary describes certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws relating to our capital stock. This summary is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws, the forms of which have been filed as exhibits to the Registration Statement of which this Information Statement is a part.

Common Stock

Voting Rights

Each shareholder shall be entitled to one (1) vote for each share of our common stock held on all matters to be voted upon. Our amended and restated bylaws will contain a majority voting standard for the election of directors in an uncontested election (that is, an election where the number of nominees is equal to the number of seats open). In an uncontested election, each nominee must be elected by the vote of a majority of the votes cast. A “majority of the votes cast” means the number of votes cast “for” a director’s election must exceed the number of votes cast “against” (excluding abstentions). However, if there are more nominees for election than the number of directors to be elected, directors will be elected by a plurality of the votes cast on the election of directors at a shareholder meeting at which a quorum is present.

Dividends

Subject to preferences that may apply to shares of preferred stock outstanding at that time, holders of outstanding shares of common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts as our Board may determine from time to time.

Preemptive Rights

Our common stock will not be entitled to preemptive or other similar subscription rights to purchase any of our securities.

Conversion or Redemption Rights

Our common stock will be neither convertible nor redeemable.

Liquidation Rights

Upon our liquidation, the holders of our common stock will be entitled to receive pro rata our assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Preferred Stock

Our Board may, without further action by our shareholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our Board, without shareholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock and the market value of our common stock.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Delaware Law

Our certificate of incorporation, bylaws and the DGCL will contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our Board. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of WK Kellogg Co by means of a tender offer, a proxy contest or other takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by shareholders.

These provisions include:

Classified Board and Removal of Directors

Upon completion of the Spin-Off, our Board will initially be divided into three classes, with the classes as nearly equal in number as possible. The directors designated as Class I directors will have terms expiring at the first annual meeting of shareholders following the Distribution, which we expect to hold in 2024. The directors designated as Class II directors will have terms expiring at the following year’s annual meeting of shareholders, which we expect to hold in 2025, and the directors designated as Class III directors will have terms expiring at the following year’s annual meeting of shareholders, which we expect to hold in 2026. Commencing with the first annual meeting of shareholders following the Distribution, directors elected to succeed those directors whose terms then expire shall be elected for a term of office to expire at the third annual meeting of shareholders. Beginning at the third annual meeting of the shareholders following the Distribution, which we expect to hold in 2026, all of our directors will stand for election each year for one-year terms, and our Board will therefore no longer be divided into three classes.

Subject to the rights of the holders of any particular class or series of equity securities, any director may be removed only for cause and only by the affirmative vote of the holders of not less than a majority of the voting power of all shares of voting stock, voting together as a single class, at any regular or special meeting of the shareholders, subject to any requirement for a larger vote contained in the DGCL.

Size of Board of Directors and Vacancies

Our amended and restated bylaws will provide that the number of directors shall be not less than six nor more than fifteen, the exact number of directors to be fixed from time-to-time by a resolution adopted by not less than two-thirds of the Board. Subject to the rights of the holders of any particular class or series of equity securities,

any newly created directorship on our Board that results from an increase in the number of directors and any vacancies on our Board will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the shareholders. If the Board is classified, any director elected to fill a vacancy described in clause (ii) shall be of the same class as his or her predecessor.

No Shareholder Action by Written Consent

Our amended and restated certificate of incorporation will provide that any shareholder action may be effected only at a duly called annual or special meeting of shareholders and may not be effected by a written consent or consents by shareholders in lieu of such a meeting.

Amendment of Our Amended and Restated Bylaws

Except to the extent otherwise provided in our amended and restated certificate of incorporation, our amended and restated bylaws may only by amended (i) by the affirmative vote of the holders of not less than a majority of the voting power of all shares of the voting stock, voting together as a single class, at any regular or special meeting of the shareholders (but only if notice of the proposed change be contained in the notice to the shareholders of the proposed action) or (ii) by the affirmative vote of not less than a majority of the members of the Board at any meeting of the Board at which there is a quorum present and voting.

Amendment of Our Amended and Restated Certificate of Incorporation

The amended and restated certificate of incorporation shall be subject to alteration, amendment or repeal and new provisions thereof may be adopted by the affirmative vote of the holders of not less than a majority of the outstanding shares of voting stock, voting together as a single class, at any regular or special meeting of the shareholders (but only if notice of the proposed change be contained in the notice to the shareholders of the proposed meeting).

Shareholder Meetings

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, except as otherwise required by law, if any, a special meeting of our shareholders may be called only (i) by such number of directors constituting not less than two-thirds of the full Board, (ii) by the Chairman of our Board or (iii) by the Chairman of the Board, at the written request of one or more shareholders that collectively own at least 20% of the outstanding shares of capital stock of WK Kellogg Co entitled to vote on the matter for which such meeting is to be called.

No business other than that stated in the notice of a special meeting of shareholders shall be transacted at such special meeting.

Requirements for Advance Notification of Shareholder Nominations and Proposals

Our amended and restated bylaws will establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to our Board. Shareholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board or by a shareholder who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our corporate secretary timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting. Although the amended and restated bylaws will not give our Board the power to approve or disapprove shareholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of WK Kellogg Co.

Only such persons who are nominated in accordance with the procedures set forth in our amended and restated bylaws shall be eligible to serve as directors and only such business shall be conducted at a meeting of shareholders as shall have been brought before the meeting in accordance with the procedures that will be set forth in our amended and restated bylaws. Except as otherwise required by our governing documents, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed in accordance with the procedures that will be set forth in our amended and restated bylaws and, if any proposed nomination or business is not in compliance with our amended and restated bylaws, to declare that such defective proposal or nomination shall be disregarded.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval, subject to stock exchange rules. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. One of the effects of the existence of authorized but unissued common stock or preferred stock may be to enable our Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of WK Kellogg Co by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Delaware Anti-Takeover Law

Our amended and restated certificate of incorporation will subject us to Section 203 of the DGCL.

In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years following the date the person became an interested shareholder, unless the business combination or the transaction in which the person became an interested shareholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested shareholder. Generally, an “interested shareholder” is a person that together with affiliates and associates owns or within three years prior to the determination of interested shareholder status did own 15% or more of a corporation’s voting stock. This may have an anti-takeover effect with respect to transactions not approved in advance by our Board, including discouraging attempts that might result in a premium over the market price for the shares of our common stock.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our shareholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, shareholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Shareholders’ Derivative Actions

Under the DGCL, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such shareholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware, to the fullest extent permitted by law, will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty by, or other wrongdoing by, any of our current or former directors, officers or shareholders to us or our shareholders, or a claim of aiding and abetting any such breach of fiduciary duty, (3) any action asserting a claim against WK Kellogg Co or any of its directors, officers or shareholders arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws, (4) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws; (5) any action asserting a claim against WK Kellogg Co or any of its directors, officers, or shareholders that is governed by the internal affairs doctrine, or (6) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL. These exclusive forum provisions will apply to all covered actions, including any covered action in which the plaintiff chooses to assert a claim or claims under federal law in addition to a claim or claims under Delaware law. These exclusive forum provisions, however, will not apply to actions asserting claims under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, regardless of whether the Court of Chancery of the State of Delaware has jurisdiction over those claims. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against us or any of our directors, officers, employees or agents. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to the provisions of our amended and restated certificate of incorporation described above. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of fiduciary duties as a director or officer, subject to certain exceptions. Our amended and restated certificate of incorporation will include a provision that eliminates the personal liability of directors or officers for monetary damages for any breach of fiduciary duty as a director or officer, as applicable, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as presently in effect or as the same may be amended. The effect of these provisions will be to eliminate the rights of us and our shareholders, through shareholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director or from an officer for breach of fiduciary duty as an officer, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director or officer if the director or officer has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director or officer, as applicable.

Our amended and restated bylaws will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification and advancement provisions that will be included in our amended and restated certificate of incorporation and amended and restated bylaws may discourage shareholders from bringing a lawsuit against directors and officers for breaches of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Broadridge.

Listing

We intend to list our common stock on the NYSE under the symbol “KLG.”

DESCRIPTION OF MATERIAL INDEBTEDNESS

In connection with the Spin-Off, we expect to enter into a Credit Agreement (the “Credit Agreement”), consisting of a $500 million term loan, $250 million delayed draw term loan and $350 million multicurrency revolving credit facility (collectively, the “Credit Facility”). We currently intend to use the net proceeds from these borrowings to finance ongoing working capital needs and for general corporate purposes and a portion of the term loans will be used to make a cash distribution to Kellogg ParentCo and to pay fees and expenses related to the Spin-Off and Credit Facility.

The Credit Facility is expected to mature five years from the closing date thereof. Interest on the loans under the Credit Agreement is expected to be calculated by reference to SOFR and an alternative base rate, plus an interest rate margin equal to (x) in the case of SOFR loans, 1.75% and (y) in the case of alternate base rate loans, 0.75%, each with related step-ups and step-downs based on WK Kellogg Co’s consolidated net leverage ratio.

It is expected that the Credit Facility will provide that WK Kellogg Co will have the right at any time, subject to customary conditions, to request incremental term loans or an increase to the revolving credit facility in an aggregate principal amount of (i) up to the greater of (x) $250 million and (y) 100% of Consolidated EBITDA for the preceding four fiscal quarters of WK Kellogg Co. Any such addition of or increase in loans will be subject to certain customary conditions precedent and other provisions.

The Credit Facility is expected to contain customary mandatory prepayments, including with respect to asset sale proceeds and proceeds from certain incurrences of indebtedness. It is expected that WK Kellogg Co may voluntarily repay outstanding loans under the Credit Facility at any time without premium or penalty.

The Credit Facility is expected to amortize in equal quarterly installments in an aggregate annual amount equal to 2.50% in year one, 5.00% in year two and three, 7.50% in year four and 10.00% in year five, of the original principal amount thereon, with the balance being payable on the date that is five years after the closing of the Credit Facility.

Our obligations under the Credit Facility (collectively, “Credit Facility Obligations”) are expected to be guaranteed (the “Credit Facility Guarantees”) by our existing and future direct and indirect subsidiaries of WK Kellogg Co (in such capacity, the “Credit Facility Guarantors”). The Credit Facility Obligations are expected to be secured by first priority liens on substantially all assets, subject to customary exceptions, of WK Kellogg Co and the Credit Facility Guarantors. The Credit Facility Guarantee and security interest of a Credit Facility Guarantor may be released where such Credit Facility Guarantor ceases to be a consolidated subsidiary of us pursuant to a transaction permitted under the Credit Facility. The Credit Facility is expected to contain various covenants, including, for example, those that restrict our ability and the ability of our consolidated subsidiaries to incur certain types of indebtedness or to grant certain liens on their respective property or assets.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement with the SEC with respect to the shares of our common stock that Kellogg ParentCo’s shareholders will receive in the Distribution as contemplated by this Information Statement. This Information Statement is a part of and does not contain all of the information set forth in the Registration Statement and the other exhibits and schedules to the Registration Statement. For further information with respect to us and our common stock, please refer to the Registration Statement, including its other exhibits and schedules. Statements we make in this Information Statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may review a copy of the Registration Statement, including its exhibits and schedules, on the Internet Web site maintained by the SEC at www.sec.gov. Information contained on any Web site we refer to in this Information Statement does not and will not constitute a part of this Information Statement or the Registration Statement of which this Information Statement is a part.

As a result of the Spin-Off, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC.

You may request a copy of any of our filings with the SEC at no cost by writing or telephoning us at the following address:

Investor Relations

WK Kellogg Co

One Kellogg Square

Battle Creek, Michigan 49016

North American Cereal Business of Kellogg Company

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Kellogg Company

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of North American Cereal Business of Kellogg Company (the “Company”) as of December 31, 2022 and January 1, 2022, and the related combined statements of operations, comprehensive (loss) income, equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and January 1, 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these combined financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the combined financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the combined financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the combined financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition—Trade Promotions

As described in Note 2 to the combined financial statements, the Company offers various forms of trade promotions and the methodologies for determining these provisions are dependent on local customer pricing and promotional practices, which range from contractually fixed percentage price reductions to provisions based on actual occurrence or performance. Where applicable, future provisions are estimated by management based on a combination of historical patterns and future expectations regarding specific in-market product performance. The costs of the promotional activities are generally recognized at the time the related revenue is recorded, which normally precedes the actual cash expenditure. Management classifies promotional expenditures, which includes trade promotions, to its customers in net sales, which was approximately $2,695 million for the year ended December 31, 2022. The liability associated with these trade promotions makes up a significant portion of accrued advertising and promotion, which was $103 million as of December 31, 2022.

The principal considerations for our determination that performing procedures relating to revenue recognition - trade promotions is a critical audit matter are a high degree of auditor effort in performing procedures and evaluating audit evidence related to the trade promotions and accrued trade promotion transactions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the combined financial statements. These procedures included testing the effectiveness of controls relating to the trade promotions and accrued trade promotions. These procedures also included, among others, evaluating a sample of trade promotions and accrued trade promotion transactions by obtaining and inspecting source documents, including subsequent cash receipts from customers, invoices and invoice credits related to promotional programs, and customer arrangements or promotional practices, where applicable.

/s/ PricewaterhouseCoopers LLP

Detroit, Michigan

June 16, 2023

We have served as the Company’s auditor since 2022.

North American Cereal Business of Kellogg Company

COMBINED STATEMENT OF OPERATIONS

(millions)	2022	2021	2020
Net sales	$2,695	$2,460	$2,867
Cost of goods sold	2,064	1,884	2,032
Selling, general and administrative expense	556	539	639

Operating profit	$75	$37	$196
Other income (expense), net	(101)	177	46

(Loss) income before income taxes	$(26)	$214	$242
Income tax expense (benefit)	(1)	52	60

Net (loss) income	$(25)	$162	$182

Refer to Notes to Combined Financial Statements.

COMBINED STATEMENT OF COMPREHENSIVE (LOSS) INCOME

	2022			2021			2020
(millions)	Pre-tax amount	Tax (expense) benefit	After-tax amount	Pre-tax amount	Tax (expense) benefit	After-tax amount	Pre-tax amount	Tax (expense) benefit	After-tax amount
Net (loss) income	$(26)	$1	$(25)	$214	$(52)	$162	$242	$(60)	$182
Other comprehensive (loss) income:
Foreign currency translation	$(1)	$—	$(1)	$—	$1	$1	$(1)	$(1)	$(2)

Comprehensive (loss) income	$(27)	$1	$(26)	$214	$(51)	$163	$241	$(61)	$180

Refer to Notes to Combined Financial Statements.

North American Cereal Business of Kellogg Company

COMBINED BALANCE SHEET

(millions)	2022	2021
Current assets
Cash and cash equivalents	$—	$—
Accounts receivable, net	229	155
Inventories, net	431	330
Other current assets	10	16

Total current assets	$670	$501
Property, net	645	619
Goodwill	53	53
Other intangibles	57	57
Other assets	11	14

Total assets	$1,436	$1,244

Current liabilities
Accounts payable	473	$373
Due to related parties	11	11
Accrued advertising and promotion	103	82
Accrued salaries and wages	32	21
Other current liabilities	47	73

Total current liabilities	$666	$560

Deferred income taxes	63	83
Non-pension postretirement liability	15	21
Other liabilities	5	10
Commitments and contingencies (Note 12)
Equity
Net parent investment	725	607
Accumulated other comprehensive (loss) income	(38)	(37)

Total equity	$687	$570

Total liabilities and equity	$1,436	$1,244

Refer to Notes to Combined Financial Statements.

North American Cereal Business of Kellogg Company

COMBINED STATEMENT OF EQUITY

(millions)	Net parent investment	Accumulated other comprehensive (loss) income	Total equity
Balance, December 28, 2019	$595	$(36)	$559
Net (loss) income	182	—	182
Net transfer (to)/from parent	(245)	—	(245)
Other comprehensive (loss) income, net of tax	—	(2)	(2)

Balance, January 2, 2021	$532	$(38)	$494

Net (loss) income	162	—	162
Net transfer (to)/from parent	(87)	—	(87)
Other comprehensive (loss) income, net of tax	—	1	1

Balance, January 1, 2022	$607	$(37)	$570

Net (loss) income	(25)	—	(25)
Net transfer (to)/from parent	143	—	143
Other comprehensive (loss) income, net of tax	—	(1)	(1)

Balance, December 31, 2022	$725	$(38)	$687

Refer to Notes to Combined Financial Statements.

North American Cereal Business of Kellogg Company

COMBINED STATEMENT OF CASH FLOWS

(millions)	2022	2021	2020
OPERATING ACTIVITIES
Net (loss) income	$(25)	$162	$182
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	68	68	69
Deferred income taxes	(15)	13	4
Stock compensation	3	2	2
Pension and postretirement plan expense (benefit)	112	(157)	(31)
Other	1	—	3
Postretirement benefit plan contributions	(1)	(1)	(1)
Changes in operating assets and liabilities
Trade receivables	(74)	61	25
Inventories	(102)	(50)	22
Accounts payable	77	(53)	2
Due to / from related parties	—	(3)	4
Accrued advertising and promotion	23	(40)	16
Accrued salaries and wages	7	(4)	3
Other current assets and liabilities	(21)	9	3

Net cash provided by operating activities	$53	$7	$303

INVESTING ACTIVITIES
Additions to properties	$(71)	$(75)	$(87)

Net cash (used in) investing activities	$(71)	$(75)	$(87)

FINANCING ACTIVITIES:
Net transfers from (to) parent	$18	$68	$(216)

Net cash provided by (used in) financing activities	$18	$68	$(216)

Effect of exchange rate changes on cash and cash equivalents	—	—	—
Increase (decrease) in cash and cash equivalents	$—	$—	$—
Cash and cash equivalents at beginning of period		—	—
Cash and cash equivalents at end of period	$—	$—	$—
Supplemental cash flow disclosures of non-cash investing activities
Additions to properties included in accounts payable	$38	$13	$34

Refer to Notes to Combined Financial Statements.

North American Cereal Business of Kellogg Company

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1

DESCRIPTION OF THE COMPANY AND BASIS OF PRESENTATION

Description of the Company

On June 21, 2022, Kellogg Company (“Kellogg ParentCo”) announced its intent to separate its North American Cereal Business (“Cereal Business”) via a tax-free spin-off, resulting in the creation of a new independent public company. The Cereal Business consists of the business and operations conducted by Kellogg ParentCo in North America prior to Kellogg ParentCo’s distribution of the shares of our common stock to its shareholders relating to (i) the development, production, packaging, distribution, marketing, licensing or sale of ready-to-eat cereal, hot cereal, muesli, and granola (other than RXBAR-branded granola), cereal-based snacks and cookies (other than Rice Krispies-branded snacks and Special K-branded cookies) and other food and beverage products produced under certain cereal brands and (ii) the licensing of certain brands and related trademarks within North America to unaffiliated third parties for non-food and beverage applications. Our products are manufactured by us in the United States, Mexico and Canada and marketed in the United States, Canada and the Caribbean.

To effect the separation, Kellogg ParentCo intends to execute a tax-free spinoff of the Cereal Business by way of a pro-rata distribution of common stock of WK Kellogg Co, a newly formed Delaware corporation incorporated in November 2022, to Kellogg ParentCo’s shareholders of record as of the spin-off transaction record date (the “Spin-off”). Kellogg ParentCo, directly or through its subsidiaries, holds both the Kellogg ParentCo Business, the Cereal Business and WK Kellogg Co. In connection with the Spin-off, Kellogg ParentCo will undertake a series of internal reorganization transactions so that WK Kellogg Co will hold the Cereal Business assets, liabilities and operations directly and separately from the Kellogg ParentCo Business assets, liabilities and operations. Following these steps, WK Kellogg Co will hold only the Cereal Business assets, liabilities and operations. WK Kellogg Co will be the reporting entity and will ultimately serve as the parent company for the business to be divested by Kellogg ParentCo.

The accompanying Combined Financial Statements represent the assets, liabilities and operations related to the Cereal Business to be transferred to WK Kellogg Co as well as the assets, liabilities and operations of WK Kellogg Co. The Cereal Business to be transferred from Kellogg ParentCo to WK Kellogg Co and the results of WK Kellogg Co are referred to throughout these Combined Financial Statements as “WK Kellogg Co,” “the Company,” “we,” “us” or “our”.

WK Kellogg Co is a leader in cereal in the U.S., Canada, and Caribbean, with beloved brands, a heritage of innovation, and more than a century of operational success. The business is focused on ready-to-eat cereal in the U.S., Canada, and Caribbean. Iconic brands used in our business include Frosted Flakes, Special K, Froot Loops, Raisin Bran, Frosted Mini-Wheats, Rice Krispies, Kashi, Corn Flakes and Apple Jacks, among many others.

The Company’s fiscal year normally ends on the Saturday closest to December 31 and as a result, a 53rd week is added approximately every sixth year. The Company’s 2022 and 2021 fiscal years each contained 52 weeks and ended on December 31, 2022, and January 1, 2022 respectively. The Company’s 2020 fiscal year ended on January 2, 2021 and included a 53rd week. While quarters normally consist of 13-week periods, the fourth quarter of fiscal 2020 included a 14th week.

Our cash is managed centrally at the Kellogg ParentCo level and as such, cash management decisions by Kellogg ParentCo have an impact on our Combined Financial Statements. The cash and cash equivalents held by Kellogg ParentCo at the corporate level are not specifically identifiable to us and, therefore, have not been reflected in our Combined Financial Statements. As a result of our participation in Kellogg ParentCo’s cash management arrangement, we do not hold our own cash and do not have access to any of Kellogg ParentCo’s credit facilities as a source of additional liquidity. Accordingly, these events and conditions can result in a net working capital deficit (i.e., total current liabilities in excess of total current assets) at the end of certain reporting periods. To alleviate such conditions, Kellogg ParentCo has committed that it will provide financial assistance to WK Kellogg Co, as determined by Kellogg ParentCo, to enable the Company to continue its operations and fulfill all of its financial obligations, expiring at the earlier of the consummation of the Spin-off or December 2024. Accordingly, management believes that the financial support from Kellogg ParentCo will provide sufficient liquidity to meet the Company’s projected obligations for at least twelve months.

Basis of presentation

These Combined Financial Statements were prepared on a stand-alone basis derived from the consolidated financial statements and accounting records of Kellogg ParentCo. These statements reflect the combined historical results of operations, financial position and cash flows of the Cereal Business in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

These Combined Financial Statements are presented as if WK Kellogg Co had been carved out of Kellogg ParentCo and had been combined for all periods presented. The Combined Financial Statements include the attribution of certain assets and liabilities that have been held at Kellogg ParentCo but which are specifically identifiable or attributable to the business being transferred to WK Kellogg Co. The assets and liabilities in the carve-out financial statements have been presented on a historical cost basis.

All significant intercompany transactions within WK Kellogg Co have been eliminated. All transactions between WK Kellogg Co and Kellogg ParentCo are considered to be effectively settled in the Combined Financial Statements at the time the transaction is recorded, other than transactions stemming from commercial operations described in Note 10. The total net effect of the settlement of these intercompany transactions is reflected in the Combined Statement of Cash Flows as a financing activity and in the Combined Balance Sheets as net parent investment.

These Combined Financial Statements include expense allocations for: (1) co-manufacturing, product warehousing and distribution; (2) a combined sales force and management; (3) certain support functions that are provided on a centralized basis within Kellogg ParentCo, including, but not limited to executive oversight, treasury, finance, internal audit, legal, information technology, human resources, communications, facilities, and compliance; and (4) employee benefits and compensation, including stock based compensation. These expenses have been allocated to WK Kellogg Co on the basis of direct usage where identifiable, with the remainder allocated on a basis of gross sales value, production pounds, headcount or other applicable measures. For an additional discussion and quantification of expense allocations, see Note 10 of the Notes to the Combined Financial Statements.

Management believes the assumptions underlying these Combined Financial Statements, including the assumptions regarding allocated expenses, reasonably reflect the utilization of services provided to or the benefit received by WK Kellogg Co during the periods presented. Nevertheless, the Combined Financial Statements may not reflect the results of operations, financial position and cash flows had WK Kellogg Co been a standalone company during the periods presented. Actual costs that WK Kellogg Co may have incurred had it been a standalone company would depend on a number of factors, including the chosen organization structure, whether functions were outsourced or performed by our employees and strategic decisions made in areas such as manufacturing, selling and marketing, research and development, information technology and infrastructure.

Debt obligations and related financing costs of Kellogg ParentCo have not been included in the Combined Financial Statements of WK Kellogg Co, because WK Kellogg Co is not a party to the obligations between Kellogg ParentCo and the debt holders.

The income tax provision in the Combined Statement of Operations has been calculated as if WK Kellogg Co was operating on a standalone basis and filed separate tax returns in the jurisdiction in which it operates. Therefore, cash tax payments and items of current and deferred taxes may not be reflective of WK Kellogg Co’s actual tax balances prior to or subsequent to the carve-out.

Kellogg ParentCo maintains various benefit and combined stock-based compensation plans at a corporate level and other benefit plans at a country level. Our employees participate in such programs and the portion of the cost of those plans related to our employees is included in our financial statements. However, the Combined Balance Sheets do not include any equity issued related to stock-based compensation plans or any net benefit plan obligations unless the benefit plan covers only our dedicated employees or where the entire legal obligation associated with the benefit plan will transfer to WK Kellogg Co. Further, where WK Kellogg Co employees participate in defined benefit plans sponsored by Kellogg ParentCo that include participants of Kellogg ParentCo’s other businesses, such plans are accounted for as multiemployer plans in these Combined Financial Statements.

The equity balance in these Combined Financial Statements represents the excess of total assets over total liabilities, including intercompany balances between us and Kellogg ParentCo (net parent company investment) and accumulated other comprehensive loss. Net parent company investment is primarily impacted by distributions to Kellogg ParentCo which are the result of net funding provided by or distributed to Kellogg ParentCo and treasury activity. See Note 10 for further information.

WK Kellogg Co manages its business and reports its operations in one operating and reporting segment.

NOTE 2

ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods reported. Actual results could differ from those estimates.

Cash and cash equivalents

Highly liquid investments with remaining stated maturities of three months or less when purchased are considered cash equivalents and recorded at cost. Cash is managed centrally at the Kellogg ParentCo level with certain net earnings reinvested locally and working capital requirements met from existing liquid funds. Accordingly, the cash and cash equivalents held by Kellogg ParentCo at the corporate level were not attributed to WK Kellogg Co for any of the periods presented. Only cash amounts specifically attributable to WK Kellogg Co are reflected in the Combined Balance Sheet. Such amounts were less than $1 million for all periods. Transfers of cash, both to and from Kellogg ParentCo’s centralized cash management system, are reflected as a component of Kellogg ParentCo’s investment in WK Kellogg Co’s Combined Balance Sheet and as a financing activity on the accompanying Combined Statement of Cash Flows.

Accounts receivable

Accounts receivable consists principally of trade receivables, which are recorded at the invoiced amount, net of allowances for expected credit losses and prompt payment discounts. Trade receivables do not bear interest. The allowance for expected credit losses represents management’s estimate of the amount of probable credit losses in existing accounts receivable, as determined from a review of past due balances, historical loss information, and an evaluation of customer accounts for potential future losses. Account balances are written off against the allowance when management determines the receivable is uncollectible. For fiscal years 2022 and 2021, WK Kellogg Co did not have off-balance sheet credit exposure related to its customers. Refer to Note 3 for information on sales of accounts receivable.

Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined on an average cost basis.

Property

WK Kellogg Co’s property consists mainly of plants and equipment used for manufacturing activities. These assets are recorded at cost and depreciated over estimated useful lives using straight-line methods for financial reporting and accelerated methods, where permitted, for tax reporting. Major property categories are depreciated over various periods as follows (in years): buildings 10-50; manufacturing machinery and equipment 15-30; vehicles 4-7; office furniture and fixtures 5.

Plant and equipment are reviewed for impairment when conditions indicate that the carrying value may not be recoverable. Such conditions include an extended period of idleness or a plan of disposal. Assets to be disposed of at a future date are depreciated over the remaining period of use. Assets to be sold are written down to fair value at the time the assets are being actively marketed for sale and a sale is expected to occur within one year. There were no material assets held for sale at the fiscal year-end 2022 or 2021.

Goodwill and other intangible assets

Goodwill and indefinite-lived intangibles are not amortized, but are evaluated for impairment as part of Kellogg ParentCo’s annual business planning cycle in the fourth quarter of each year, or when impairment indicators are present. In preparing the Combined Financial Statements, WK Kellogg Co’s goodwill and indefinite-life intangible assets were evaluated for potential impairment on a standalone basis.

Annually during the fourth quarter, WK Kellogg Co may perform qualitative testing, or depending on factors such as prior-year test results, current year developments, current risk evaluations, and other practical considerations, WK Kellogg Co may instead perform a quantitative impairment test. In our quantitative testing, WK Kellogg Co compares a reporting unit’s estimated fair value with its carrying value with a reporting unit’s fair value being estimated using market multiples. This approach employs market multiples based on either sales or earnings before interest, taxes, depreciation and amortization for companies that are comparable to WK Kellogg Co’s reporting unit. The assumptions used for the impairment test are consistent with those utilized by a market participant performing similar valuations. These estimates are made using various inputs including historical data, current and anticipated market conditions, management plans, and market comparables. If the carrying value of the reporting unit exceeds its fair value, WK Kellogg Co considers the reporting unit impaired and reduces its carrying value of goodwill such that the reporting unit’s new carrying value is the estimated fair value.

Similarly, WK Kellogg Co assesses indefinite-life intangible assets impairment risk throughout the year by performing a qualitative review and assessing events and circumstances that could affect the fair value or carrying value of these intangible assets. In the event a quantitative test is performed, WK Kellogg Co compares an intangible asset’s estimated fair value, determined using a relief from royalty approach, with its carrying value, with the intangible asset’s fair value being determined using estimates of future cash flows to be generated from that asset based on estimates of future sales, as well as assumptions surrounding earnings growth rates, royalty rates and discount rates consistent with rates used by market participants. These estimates are made using various inputs including historical data, current and anticipated market conditions, management plans, and market comparables. If the carrying value of the asset exceeds its fair value, we consider the asset impaired and reduce its carrying value to the estimated fair value.

WK Kellogg Co does not have any definite-life intangible assets.

Accounts payable

Kellogg ParentCo has agreements with third parties to provide accounts payable tracking systems which facilitate participating suppliers’ ability to monitor and, if elected, sell payment obligations from Kellogg ParentCo to designated third-party financial institutions. Participating suppliers may, at their sole discretion, make offers to sell one or more payment obligations of Kellogg ParentCo prior to their scheduled due dates at a discounted price to participating financial institutions. Kellogg ParentCo has no economic interest in the sale of these suppliers’ receivables and no direct financial relationship with the financial institutions concerning these services. Kellogg ParentCo’s obligations to its suppliers, including amounts due and scheduled payment dates, are not impacted by suppliers’ decisions to sell amounts under the arrangements. However, Kellogg ParentCo’s right to offset balances due from suppliers against payment obligations is restricted by the agreements for those payment obligations that have been sold by suppliers. As our suppliers also had the ability to participate in this program during the periods presented, the impact of this program has been included in these Combined Financial Statements.

The payment of these obligations by WK Kellogg Co is included in cash used in operating activities in the Combined Statement of Cash Flows. As of December 31, 2022, and January 1, 2022, $138 million and $108 million, respectively, of WK Kellogg Co’s outstanding payment obligations had been placed in the accounts payable tracking system.

Revenue recognition

WK Kellogg Co recognizes sales upon delivery of its products to customers. Revenue, which includes shipping and handling charges billed to the customer, is reported net of applicable discounts, returns, allowances, and various government withholding taxes. Methodologies for determining these provisions are dependent on local customer pricing and promotional practices, which range from contractually fixed percentage price reductions to reimbursement based on actual occurrence or performance. Where applicable, future reimbursements are estimated based on a combination of historical patterns and future expectations regarding specific in-market product performance.

WK Kellogg Co recognizes revenue from the sale of food products which are sold to retailers through direct sales forces, broker and distributor arrangements. WK Kellogg Co also recognizes revenue from the license of our trademarks granted to third parties who use these trademarks on their merchandise. Revenue from these licenses is not material to WK Kellogg Co for any of the periods presented.

Contract balances recognized in the current period that are not the result of current period performance are not material to WK Kellogg Co. WK Kellogg Co also does not incur costs to obtain or fulfill contracts.

WK Kellogg Co does not adjust the promised amount of consideration for the effects of significant financing components as WK Kellogg Co expects, at contract inception, that the period between the transfer of a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

WK Kellogg Co accounts for shipping and handling activities that occur before the customer has obtained control of a good as fulfillment activities recorded as an expense within cost of goods sold rather than as a promised service.

WK Kellogg Co excludes from the measurement of transaction price all taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction and collected by WK Kellogg Co from a customer for sales taxes.

Performance obligations

WK Kellogg Co recognizes revenue when (or as) performance obligations are satisfied by transferring control of the goods to customers. Control is transferred upon delivery of the goods to the customer. The customer is invoiced with payment terms which are commensurate with the customer’s credit profile. Shipping and/or handling costs that occur before the customer obtains control of the goods are deemed to be fulfillment activities and are accounted for as fulfillment costs.

WK Kellogg Co assesses the goods and services promised in its customers’ purchase orders and identifies a performance obligation for each promise to transfer a good or service (or bundle of goods or services) that is distinct. To identify the performance obligations, WK Kellogg Co considers all the goods or services promised, whether explicitly stated or implied based on customary business practices. For a purchase order that has more than one performance obligation, WK Kellogg Co allocates the total consideration to each distinct performance obligation on a relative standalone selling price basis.

Significant Judgments

WK Kellogg Co offers various forms of trade promotions and the methodologies for determining these provisions are dependent on local customer pricing and promotional practices, which range from contractually fixed percentage price reductions to provisions based on actual occurrence or performance. Where applicable, future provisions are estimated based on a combination of historical patterns and future expectations regarding specific in-market product performance.

WK Kellogg Co’s promotional activities are conducted either through the retail trade or directly with consumers and include activities such as in-store displays and events, feature price discounts, consumer coupons, contests and loyalty programs. The costs of these activities are generally recognized at the time the related revenue is recorded, which normally precedes the actual cash expenditure. The recognition of these costs therefore requires management judgment regarding the volume of promotional offers that will be redeemed by either the retail trade or consumer. These estimates are made using various techniques including historical data on performance of similar promotional programs. Differences between estimated expense and actual redemptions are normally immaterial in relation to net sales and recognized as a change in management estimate in a subsequent period. The liability associated with these promotions was recorded within accrued advertising and promotion and amounted to $103 million as of December 31, 2022 and $82 million as of January 1, 2022.

WK Kellogg Co classifies promotional expenditures to its customers, the cost of consumer coupons, and other cash redemption offers in net sales.

Advertising and promotion

WK Kellogg Co expenses production costs of advertising the first time the advertising takes place. Advertising expense is classified in selling, general and administrative (“SGA”) expense.

WK Kellogg Co also classifies consumer promotional expenditures in SGA expense. These promotional expenses are estimated using various techniques including historical cash expenditure and redemption experience and patterns. Differences between estimated expense and actual redemptions are normally immaterial and recognized as a change in management estimate in a subsequent period. The liability associated with these advertising and promotional activities is recorded in other current liabilities. The cost of promotional package inserts is recorded in cost of goods sold (“COGS”).

Research and development

The costs of research and development (“R&D”) are expensed as incurred and are classified in SGA expense. R&D includes expenditures for new product and process innovation, as well as significant technological improvements to existing products and processes. The Company’s R&D expenditures primarily consist of internal salaries, wages, consulting, and supplies attributable to time spent on R&D activities. Other costs include depreciation and maintenance of research facilities and equipment, including assets at manufacturing locations that are temporarily engaged in pilot plant activities.

Stock-based compensation

Kellogg ParentCo uses stock-based compensation, including stock options, restricted stock, restricted stock units, and executive performance shares, to provide long-term performance incentives for its global workforce. As we receive the employee services in consideration for the participation of WK Kellogg Co’s employees in these plans, stock-based compensation expense for the awards granted to our employees has been reflected in the Combined Statement of Operations.

The stock-based compensation expense has been derived from the equity awards granted by Kellogg ParentCo to our employees. Kellogg ParentCo estimates the fair value of each annual stock option award on the date of grant using a lattice-based option valuation model. The compensation expense for stock option awards that have a graded vesting schedule is recognized on a straight-line basis over the requisite service period for the entire award.

Kellogg ParentCo also grants restricted stock units, typically with a three-year cliff vesting, with fair value based on the market price of the underlying stock on the date of grant. The compensation expense for restricted stock units is recognized on a straight-line basis over the requisite service period for the entire award.

As the stock-based compensation plans are Kellogg ParentCo’s plans and the awards are settled by Kellogg ParentCo, the offset to the expense has been recognized through net parent investment on the Combined Balance Sheets.

Income taxes

WK Kellogg Co accounts for income taxes in accordance with the required asset and liability approach for financial accounting and reporting for income taxes. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Valuation allowances are established when management determines that it is more likely than not that some portion or all of a deferred tax asset will not be realized. Deferred taxes have not been provided on the cumulative undistributed earnings of foreign subsidiaries to the extent amounts are expected to be reinvested indefinitely.

WK Kellogg Co has historically been included in the consolidated U.S. federal, foreign and certain state income tax returns of Kellogg ParentCo, where applicable. The income tax expense in our consolidated financial statements has been determined on a stand-alone return basis in accordance with ASC Topic 740, Income Taxes, which requires the recognition of income taxes using the liability method. The tax provision and current and deferred tax balances have been prepared on a separate-return basis as if the Company were a separate filer.

Derivative Instruments

Kellogg ParentCo uses financial instruments in the management of foreign currency and commodity price risks that are inherent to its business operations. Such instruments are not held or issued for trading purposes.

WK Kellogg Co is exposed to fluctuations in foreign currency cash flows related primarily to third-party purchases and intercompany transactions. Additionally, WK Kellogg Co is exposed to volatility in the translation of foreign currency denominated earnings to U.S. dollars. Kellogg ParentCo assesses foreign currency risk based on transactional cash flows and translational volatility and may enter into forward contracts, options, and currency swaps to reduce fluctuations in long or short currency positions. Forward contracts and options are generally less than 18 months in duration.

Gains and losses representing either hedge ineffectiveness, hedge components excluded from the assessment of effectiveness, or hedges of translational exposure are recorded in the Combined Statement of Operations on the same line as the underlying hedged transaction.

WK Kellogg Co is exposed to price fluctuations primarily as a result of anticipated purchases of raw and packaging materials, fuel, and energy. Kellogg ParentCo has historically used the combination of long-term contracts with suppliers, and exchange-traded futures and option contracts to reduce price fluctuations in a desired percentage of forecasted raw material purchases over a duration of generally less than 18 months.

WK Kellogg Co has received an allocation of an appropriate share of the gains and losses of foreign currency contracts and commodity contracts that are applicable to its business operations. For the allocation of WK Kellogg Co’s pro rata share of the estimated fair values of financial instruments and corresponding gains and losses, see Note 11 of the Notes to the Combined Financial Statements.

Pension benefits, non-pension postretirement and postemployment benefits

Kellogg ParentCo sponsors a number of U.S., Canadian and Mexican plans to provide pension, health care, and other welfare benefits to retired employees, as well as salary continuance, severance, and long-term disability to former or inactive employees. Certain WK Kellogg Co employees participate in defined benefit pension and postretirement plans sponsored by Kellogg ParentCo, which include participants of other Kellogg ParentCo businesses. For purposes of these Combined Financial Statements, these plans are accounted for as multiemployer plans. Accordingly, WK Kellogg Co does not record an asset or liability to recognize the funded status of these plans. However, the related pension and postretirement expenses allocated to WK Kellogg Co are based primarily on the proportion of the liabilities related to WK Kellogg Co employees in these plans.

There are also certain defined benefit pension plans that our employees participate in that are either dedicated to our employees or where the plan assets and liabilities that relate to our employees are legally required to transfer to WK Kellogg Co at the time of our separation from Kellogg ParentCo. An asset or liability is included on the Combined Balance Sheet for the funded status of such plans and the appropriate pension expense is recorded in the Combined Statement of Operations.

The recognition of benefit expense is based on actuarial assumptions, such as discount rate, long-term rate of compensation increase, long-term rate of return on plan assets and health care cost trend rate. Service cost is reported in COGS and SGA expense on the Combined Statement of Operations. All other components of net periodic pension cost are included in other income (expense), net.

Leases

WK Kellogg Co leases certain buildings and equipment primarily through operating lease agreements. WK Kellogg Co does not have any finance lease obligations. Lease obligations are primarily for manufacturing and distribution related equipment. Leases with an initial term of 12 months or less are not recorded on the combined balance sheet. Right of use assets are recorded as part of other assets and lease liabilities are recorded as part of other current liabilities and other liabilities.

Our leases have remaining terms which range from less than 3 years to 5 years and one of the leases provides WK Kellogg Co with the option to exercise one or more renewal terms. The length of the lease term used in recording lease assets and lease liabilities is based on the contractually required lease term adjusted for any options to renew or early terminate the lease that are reasonably certain of being executed.

WK Kellogg Co combines lease and non-lease components together in determining the minimum lease payments for the majority of leases. WK Kellogg Co has elected to not combine lease and non-lease components for assets controlled indirectly through third party service-related agreements that include significant production related costs. WK Kellogg Co has evaluated these agreements to ensure any embedded costs related to the securing of the leased asset are properly segregated and accounted for in measuring the lease assets and liabilities.

The majority of the leases do not include a stated interest rate, and therefore Kellogg ParentCo’s periodic incremental borrowing rate is used to determine the present value of lease payments.

Foreign currency translation

Our operations outside of the United States (U.S.) are recorded in the functional currency of each foreign entity which is determined by a review of the environment where each foreign entity primarily generates and expends cash. The results of operations for our foreign entities are translated from functional currencies into U.S. dollars using the weighted average currency rate for the period. Assets and liabilities are translated using the period end exchange rates. The U.S. dollar effects that arise from translating the net assets of these foreign entities are recorded in Accumulated other comprehensive (loss) income.

Comprehensive (loss) income

Comprehensive (loss) income includes net (loss) income and all other changes in equity during a period except those resulting from investments by or distributions to Kellogg ParentCo.

Other comprehensive (loss) income consists of foreign currency translation adjustments, the impact of which was approximately $1 million for the year ended December 31, 2022 and immaterial for the year ended January 1, 2022.

Recent accounting pronouncements

Supplier Finance Programs: Disclosure of Supplier Finance Program Obligations. In September 2022, the FASB issued an ASU to improve the disclosures of supplier finance programs. Specifically, the ASU requires disclosure of key terms of the supplier finance programs and a rollforward of the related obligations. The amendments in this ASU do not affect the recognition, measurement, or financial statement presentation of obligations covered by supplier finance programs. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2022, except for the amendment on rollforward information, which is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. The Combined Financial Statements have historically presented information regarding the nature and amount of outstanding Accounts Payable obligations confirmed into supplier finance programs within the Accounting Policies note. WK Kellogg Co plans to include the required rollforward information in the first quarter of 2024.

NOTE 3

SALE OF ACCOUNTS RECEIVABLE

Kellogg ParentCo has a program in which a discrete group of customers are allowed to extend their payment terms in exchange for the elimination of early payment discounts (Extended Terms Program).

Kellogg ParentCo has two Receivable Sales Agreements (Monetization Programs) described below, which are intended to directly offset the impact the Extended Terms Program would have on the days-sales-outstanding (DSO) metric that is critical to the effective management of Kellogg ParentCo’s accounts receivable balance and overall working capital. The Monetization Programs are designed to effectively offset the impact on working capital of the Extended Terms Program. The Monetization Programs sell, on a revolving basis, certain trade accounts receivable invoices to third party financial institutions. Transfers under these agreements are accounted for as sales of receivables resulting in the receivables being de-recognized from the Combined Balance Sheet. The Monetization Programs provide for the continuing sale of certain receivables on a revolving basis until terminated by either party; however the maximum receivables that may be sold by Kellogg ParentCo at any time is $920 million. During 2022 Kellogg ParentCo amended the agreements to decrease the previous maximum receivables sold limit from approximately $1.1 billion as of January 1, 2022. As WK Kellogg Co receivables were a part of Kellogg ParentCo’s accounts receivable balance, the impact of this program has been included in the Combined Financial Statements.

Kellogg ParentCo, and consequently WK Kellogg Co, has no retained interest in the receivables sold, however Kellogg ParentCo does have collection and administrative responsibilities for the sold receivables. Kellogg ParentCo, and consequently WK Kellogg Co, has not recorded any servicing assets or liabilities as of December 31, 2022, and January 1, 2022 for these agreements as the fair value of these servicing arrangements, as well as the fees earned, were not material to the financial statements.

For WK Kellogg Co, accounts receivable sold of $256 million and $150 million remained outstanding under these arrangements as of December 31, 2022, and January 1, 2022, respectively. The proceeds from these sales of receivables are included in cash from operating activities in the Combined Statement of Cash Flows. The allocated recorded net loss on sale of receivables, based on the proportion of monetized receivables, was $7 million, $2 million and $5 million for the years ended December 31, 2022, January 1, 2022 and January 2, 2021, respectively. The recorded loss is included in other income (expense), net.

NOTE 4

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and Intangible Assets

The carrying amounts of Goodwill and Other intangible assets are presented in the following tables:

Goodwill

(millions)	2022	2021
Goodwill	$53	$53

Other intangible assets

(millions)	2022	2021
Trademarks	$57	$57

The Other intangible assets are indefinite in nature and are related to the Kashi and Bear Naked trademarks.

Annual impairment testing

Goodwill and intangible assets deemed to have an indefinite life are not amortized, but reviewed annually for impairment of value or when indicators of a potential impairment are present. In preparing the Combined Financial Statements, our goodwill and other intangible assets were re-evaluated for potential impairment on a standalone basis. WK Kellogg Co’s impairment testing performed through the fourth quarter of 2022 consisted of qualitative testing for all goodwill and all indefinite-lived intangible assets. No heightened risk of impairment of individual intangible assets or reporting units was identified. WK Kellogg Co currently believes the fair value of goodwill and other intangible assets exceeds their carrying value and that those intangibles so classified will contribute indefinitely to cash flows.

NOTE 5

RESTRUCTURING PROGRAMS

Kellogg ParentCo has instituted restructuring programs that directly relate to WK Kellogg Co, and accordingly, certain of such costs have been allocated to WK Kellogg Co. Kellogg ParentCo views its restructuring programs as part of its operating principles to provide greater visibility in achieving its long-term profit growth targets. Initiatives undertaken are currently expected to recover cash implementation costs within a 3 to 5-year period subsequent to completion. Completion (or as each major stage is completed in the case of multi-year programs), is when the project begins to deliver cash savings and/or reduced depreciation.

During 2021, Kellogg ParentCo announced a reconfiguration of the North America reportable segment supply chain network, designed to drive increased productivity. The overall project, which will continue into 2023, is expected to result in cumulative pretax charges of approximately $45 million, which include employee-related costs of

$4 million, other cash costs of $21 million and non-cash costs, primarily consisting of accelerated depreciation and asset write-offs, of $20 million. Charges incurred related to this restructuring program were approximately $6 million during 2022 and $7 million during 2021. These charges primarily related to severance costs and asset related charges and were recorded in COGS. This initiative was directly related to WK Kellogg Co.

Kellogg ParentCo also had several other restructuring programs in place, some of which had an impact on WK Kellogg Co. An allocation of these costs was made to WK Kellogg Co as applicable.

The tables below provide the details for the charges incurred by WK Kellogg Co during 2022, 2021 and 2020 and program costs to date for all programs related to WK Kellogg Co currently active as of December 31, 2022:

(millions)	2022	2021	2020
Employee related costs	$—	$4	$—
Asset related	6	1	—
Other allocated costs	—	2	1

Total	$6	$7	$1

Employee related costs consisted of severance and pension charges. Asset related costs consist primarily of accelerated depreciation.

During 2022, WK Kellogg Co recorded total charges of $6 million across all restructuring programs. The charges were comprised of $6 million, substantially all of which was recorded in COGS.

During 2021, WK Kellogg Co recorded total charges of $7 million across all restructuring programs. The charges were comprised of $5 million recorded in COGS and $2 million recorded in SGA expense.

During 2020, WK Kellogg Co recorded total charges of $1 million across all restructuring programs, the entirety of which was recorded in SGA expense.

At December 31, 2022 total project reserves were $4 million, related to severance payments, which are expected to be paid in 2023. The following table provides details for exit cost reserves.

(millions)	Employee Related Costs	Asset Related Costs	Total
Liability as of December 28, 2019	$1	$—	$1
2020 restructuring charges	—	—	—
Cash payments	(1)	—	(1)
Non-cash charges and other	—	—	—

Liability as of January 2, 2021	$—	$—	$—
2021 restructuring charges	4	1	5
Cash payments	—	—	—
Non-cash charges and other	—	(1)	(1)

Liability as of January 1, 2022	$4	$—	$4
2022 restructuring charges	—	6	6
Cash payments	—	(2)	(2)
Non-cash charges and other	—	(4)	(4)

Liability as of December 31, 2022	$4	$—	$4

NOTE 6

STOCK COMPENSATION

Kellogg ParentCo uses various equity-based compensation programs to provide long-term performance incentives for its global workforce. Currently, these incentives consist principally of stock options, restricted stock units and executive performance shares. Kellogg ParentCo also sponsors a discounted stock purchase plan in the United States. These awards are administered through several plans, as described within this Note.

The 2022 Long-Term Incentive Plan (2022 Plan), approved by shareholders in April 2022, permits awards to employees and officers in the form of incentive and non-qualified stock options, performance units, restricted stock or restricted stock units, and stock appreciation rights. The 2017 Long-Term Incentive Plan (2017) had a remaining 12.2 million remaining authorized by unissued shares which was replaced by the 2022 Plan. The 2022 Plan authorizes the issuance of a total of 12.4 million shares. At December 31, 2022, there were 12.2 million remaining authorized, but unissued, shares under the 2022 Plan.

In April 2020, the Amended and Restated Kellogg ParentCo Company 2002 Employee Stock Purchase Plan was approved by shareholders, effective July 1, 2020. The plan is a tax-qualified employee stock purchase plan made available to substantially all U.S. employees, which allows participants to acquire Kellogg ParentCo stock at a discounted price. The purpose of the plan is to encourage employees at all levels to purchase stock and become shareholders.

Until the Spin-off is effective, WK Kellogg Co’s employees will participate in Kellogg ParentCo’s equity-based compensation programs. The non-cash stock compensation expense related to WK Kellogg Co’s dedicated employees was: 2022 – $3 million; 2021 –$2 million, 2020 – $2 million, which was specifically identified based on awards received under Kellogg ParentCo’s plans. Stock compensation expense for corporate or shared employees was allocated to WK Kellogg Co primarily based on gross sales value and totaled $17 million, $11 million and $15 million for the years ended December 31, 2022, January 1, 2022 and January 2, 2021, respectively:

(millions)	2022	2021	2020
Pre-tax compensation expense – direct	$3	$2	$2
Pre-tax compensation expense – allocated	17	11	15

Pre-tax compensation expense – direct and allocated	$20	$13	$17
Related income tax benefit	$5	$3	$4

The amounts presented are not necessarily indicative of future awards and do not necessarily reflect the costs that WK Kellogg Co would have incurred as an independent company for the periods presented.

NOTE 7

PENSION BENEFITS

Kellogg ParentCo sponsors a number of U.S. and foreign pension plans to provide retirement benefits for its employees. WK Kellogg Co employees participate in defined benefit plans sponsored by Kellogg ParentCo, which include participants of Kellogg ParentCo’s other businesses. Such plans are accounted for as multiemployer plans in these Combined Financial Statements and as a result, no asset or liability was recorded by WK Kellogg Co to recognize the funded status of these plans.

The funded status of the pension plans that will be restructured and partially spun-off to WK Kellogg Co as part of the transaction are presented below. These assets and liabilities are not currently recorded by WK Kellogg Co as the plans are commingled with employees from other Kellogg ParentCo businesses.

(millions)	2022	2021
Projected benefit obligation	$(650)	$(866)
Fair value of plan assets	518	784

Funded Status	$(132)	$(82)

We recorded expense of $38 million, income of $23 million and expense of $24 million for the years ended December 31, 2022, January 1, 2022 and January 2, 2021 respectively, relating to our employees’ participation in these Kellogg ParentCo sponsored plans. For the year ended December 31, 2022, $11 million of expense related to service costs was allocated to COGS and $27 million of expense related to all other elements of benefit expense was allocated to other income (expense), net. For the year ended January 1, 2022, $12 million of expense related to service costs was allocated to COGS and $35 million of income was allocated to other income (expense), net. For the year ended January 2, 2021, $11 million of expense related to service costs was allocated to COGS and $13 million of expense was allocated to other income (expense), net. No contributions have been recognized in the Combined Financial Statements as we are not required to make contributions to these plans.

There are also certain defined benefit pension plans that our employees participate in that are either dedicated to our employees or where the plan assets and liabilities that relate to our employees will legally transfer to WK Kellogg Co at the time of separation from Kellogg ParentCo. Defined benefits for salaried employees are generally based on salary and years of service, while union employee benefits are generally a negotiated amount for each year of service. WK Kellogg Co uses a December 31 measurement date for these plans and, when necessary, adjusts for plan contributions and significant events between December 31 and its fiscal year-end.

For these dedicated defined benefit pension plans, the aggregate plan assets and funded status was $2 million for the period ending December 31, 2022 and $3 million for the period ending January 1, 2022. This balance is comprised of investments in cash and cash equivalents and limited partnerships and is recorded in other assets.

Expense

Service cost is recorded in COGS and SGA expense. All other components of net periodic benefit cost are included in other income (expense), net. An immaterial amount of expense was recognized related to the pension plans that are directly attributable to WK Kellogg Co.

Kellogg ParentCo and certain of its subsidiaries also sponsor 401(k) or similar savings plans for active employees. Our employees participate in such plans. Expense related to these plans as allocated to WK Kellogg Co was immaterial for all years.

NOTE 8

NONPENSION POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

Postretirement

Kellogg ParentCo sponsors a number of plans to provide health care and other welfare benefits to retired employees in the United States and Canada, who have met certain age and service requirements. Kellogg ParentCo contributes to voluntary employee benefit association (“VEBA”) trusts to fund certain U.S. retiree health and welfare benefit obligations.

The Company’s employees participate in these other postretirement plans sponsored by Kellogg ParentCo, which include participants of Kellogg ParentCo’s other businesses. Such plans are accounted for as multiemployer plans in these Combined Financial Statements and as a result, no asset or liability was recorded by the Company to recognize the funded status of these plans.

The funded status of the postretirement plans that will be restructured and partially spun-off to WK Kellogg Co as part of the transaction are presented below. These assets and liabilities are not currently recorded by the Company as the plans are commingled with employees from other Kellogg ParentCo businesses.

(millions)	2022	2021
Projected benefit obligation	$(789)	$(1,031)
Fair value of plan assets	1,226	1,608

Funded status	$437	$577

We recorded expense of $78 million, income of $134 million and income of $55 million for the years ended December 31, 2022, January 1, 2022, and January 2, 2021 respectively, relating to our employees’ participation in Kellogg ParentCo sponsored postretirement plans. These amounts were recorded in the Combined Statement of Operations as follows: for the year ended December 31, 2022, $7 million of expense related to service costs was allocated to COGS, $1 million was allocated to SGA expense and $70 million of expense related to all other elements of benefit expense was allocated to other income (expense), net; for the year ended January 1, 2022, $7 million of expense related to service costs was allocated to COGS, $2 million to SGA expense and $143 million of income was allocated to other income (expense), net; for the year ended January 2, 2021, $6 million of expense related to service costs was allocated to COGS, $2 million was allocated to SGA expense and $63 million of income was allocated to other income (expense), net. No contributions have been recognized in the Combined Financial Statements as we are not required to make contributions to these plans.

There are also certain postretirement plans that our employees participate in that are either dedicated to our employees or where the plan assets and liabilities that relate to our employees will legally transfer to our Company at the time of separation from Kellogg ParentCo. The Company uses a December 31 measurement date for these plans and, when necessary, adjusts for plan contributions and significant events between December 31 and its fiscal year-end.

Obligations and funded status

The aggregate change in accumulated postretirement benefit obligation, plan assets, and funded status is presented in the following tables.

(millions)	2022	2021
Change in accumulated benefit obligation
Beginning of year	$22	$24
Service cost	—	—
Interest cost	1	—
Actuarial (gain) loss	(5)	(1)
Benefits paid	(1)	(1)
Currency Impact	(1)	—

End of year	$16	$22

Change in plan assets
Fair value beginning of year	$—	$—
Actual return on plan assets	—	—
Employer contributions	—	—
Benefits paid	—	—

Fair value end of year	$—	$—

Funded status	$(16)	$(22)

Amounts recognized in the Combined Balance Sheet consist of
Other assets	$—	$—
Other current liabilities	(1)	(1)
Non-pension postretirement liability	(15)	(21)

Net amount recognized	$(16)	$(22)

Information for postretirement benefit plans with accumulated benefit obligations in excess of plan assets were:

(millions)	2022	2021
Accumulated benefit obligation	$16	$22
Fair value of plan assets	$—	$—

Expense

Components of postretirement benefit expense (income) were:

(millions)	2022	2021	2020
Service cost	$—	$—	$—
Interest cost	1	—	1
Expected return on plan assets	—	—	—
Amortization of net loss (gain)	(5)	(1)	(1)

Net periodic benefit expense (income)	$(4)	$(1)	$—

Assumptions

The weighted-average actuarial assumptions used to determine benefit obligations were:

	2022	2021	2020
Discount rate	5.2%	2.9%	2.5%

The weighted-average actuarial assumptions used to determine annual net periodic benefit cost were:

	2022	2021	2020
Discount rate	2.9%	2.5%	3.0%

WK Kellogg Co may experience material actuarial gains or losses due to differences between assumed and actual experience and due to changing economic conditions. During 2022, WK Kellogg Co recognized a net actuarial gain of approximately $5 million driven by a gain related to assumption changes, primarily due to increase in discount rate.

Projected benefit payments, which reflect expected future service as appropriate, are expected to be paid at $1 million per year for 2023 through to 2027 and $5 million thereafter.

Postemployment

Under certain conditions, Kellogg ParentCo provides benefits to former or inactive employees, including salary continuance, severance, and long-term disability, in the United States and several foreign locations. As these benefits have been provided to our employees as well, a reasonable allocation of costs has been made to the Combined Statement of Operations. As postemployment benefit plans are Kellogg ParentCo’s plans and the benefits are settled by Kellogg ParentCo, the offset to the expense has been recognized through net parent investment on the Combined Balance Sheet. The total expense allocated for the years ended December 31, 2022, January 1, 2022 and January 2, 2021 was immaterial.

NOTE 9

INCOME TAXES

WK Kellogg Co’s operations have historically been included in the consolidated U.S. federal, certain state and local tax returns filed by Kellogg ParentCo. We also file certain separate U.S. state and local and foreign income tax returns. WK Kellogg Co has calculated its provision for income taxes using a separate return method as if the Company was a separate group of companies under common ownership. Under this method, WK Kellogg Co is assumed to file hypothetical separate returns with the tax authorities, thereby reporting its taxable income or loss and paying the applicable tax to or receiving the appropriate refund from Kellogg ParentCo. Current income tax liabilities are assumed to be immediately settled with Kellogg ParentCo against net parent investment. WK

Kellogg Co reports deferred taxes on its temporary differences and on any carryforwards that it could claim on its hypothetical returns. Cash tax payments, current and deferred tax balances and unremitted foreign earnings may not be reflective of WK Kellogg Co’s actual tax balances prior to or subsequent to the distribution.

The components of (loss) income before income taxes and the provision for income taxes were as follows:

(millions)	2022	2021	2020
(Loss) income before income taxes
United States	$(59)	$166	$217
Foreign	33	48	25
	$(26)	$214	$242
Income taxes
Currently payable
United States-Federal	$—	$23	$36
State	4	6	10
Foreign	10	10	10
	$14	$39	$56
Deferred
United States-Federal	$(14)	$8	$6
State	(1)	1	1
Foreign	—	4	(3)
	$(15)	$13	$4

Total income tax expense (benefit)	$(1)	$52	$60

The difference between the U.S. federal statutory tax rate and WK Kellogg Co’s effective income tax rate was:

	2022	%	2021	%	2020	%
U.S. statutory income tax rate	$(6)	21.0%	$45	21.0%	$51	21.0%
Foreign rates varying from U.S. statutory rate	2	(9.5)%	3	1.6%	2	0.8%
State income taxes, net of federal benefit	2	(7.2)%	7	3.2%	9	3.6%
Nondeductible Permanent Items	2	(8.1)%	1	0.5%	1	0.4%
Inventory Donations (Sec. 170 (A))	(1)	4.6%	(1)	(0.4)%	(1)	(0.3)%
Stock Options – Excess Benefit / Shortfall	(1)	3.1%	—	0.0%	—	(0.1)%
Credits	(1)	5.2%	(1)	(0.6)%	(1)	(0.5)%
APB 23	1	(1.8)%	—	0.2%	—	0.0%
Other, net	1	(1.6)%	(2)	(1.1)%	(1)	(0.2)%

Effective income tax rate	$(1)	5.7%	$52	24.4%	$60	24.7%

As presented in the preceding table, WK Kellogg Co’s 2022 combined effective tax rate was 5.7%, as compared to 24.4% in 2021 and 24.7% in 2020.

The effective tax rate for 2022, 2021 and 2020 was impacted by state and local income taxes and the differential of WK Kellogg Co’s foreign statutory tax rates from the U.S. federal statutory tax rate. The effective tax rate for fiscal year 2022 decreased as compared to the prior year as a result of a change in the jurisdictional mix of pre-tax earnings, most notably a decrease in U.S. pre-tax earnings.

Unremitted earnings in Canada of approximately $76 million as of December 31, 2022, $60 million as of January 1, 2022 and $32 million as of January 2, 2021 were considered indefinitely reinvested. The unrecognized deferred tax liability for these earnings is approximately $4 million, $3 million and $2 million, respectively. However, this estimate could change based on the manner in which the outside basis difference associated with these earnings reverses.

Management monitors WK Kellogg Co’s ability to utilize certain future tax deductions, operating losses and tax credit carryforwards, prior to expiration. Changes resulting from management’s assessment will result in impacts to deferred tax assets and the corresponding impacts on the effective income tax rate.

The following table provides an analysis of WK Kellogg Co’s deferred tax assets and liabilities as of year-end December 31, 2022 and January 1, 2022:

	Deferred tax asset		Deferred tax liability
(millions)	2022	2021	2022	2021
Advertising and promotion related	$2	$2	$—	$—
Wages and payroll taxes	5	5	—	—
Inventory valuation	5	3	—	—
Employee benefits	—	—	—	1
Operating loss, credit and other carryforwards	14	—	—	—
Stock options	6	6	—	—
Operating lease liabilities	2	2	—	—
Depreciation and asset disposals	—	—	80	78
Hedging transactions	—	2	1	—
Operating lease right-of-use assets	—	—	2	2
Trademarks and other intangibles	—	—	21	20
Research and development capitalization	7	—	—	—
Other temporary differences	—	1	—	3

	$41	$21	$104	$104
Less valuation allowance	—	—

Total deferred tax assets	$41	$21

Net deferred tax asset (liability)	$(63)	$(83)

On a separate-return basis, WK Kellogg Co’s total tax benefit of carryforwards at year-end 2022 was $14 million. Of the total carryforwards at year-end 2022, $12 million does not expire while the remaining $2 million generated in 2022 will expire at various dates. While the generation of carryforwards has been reflected in the provision for income taxes of WK Kellogg Co’s operations on a separate-return basis, WK Kellogg Co’s actual tax attributes have primarily been utilized by Kellogg ParentCo on a consolidated basis.

WK Kellogg Co is included in the income tax returns filed by Kellogg ParentCo in the U.S., various cities and states, and foreign jurisdictions including Canada, Mexico and Puerto Rico. With limited exceptions, the Company is no longer subject to U.S. federal examinations by the IRS for years prior to 2020. WK Kellogg Co is included in certain income and non-income tax filings of Kellogg ParentCo that are under examination in various state and foreign jurisdictions.

The following table summarizes the activity related to WK Kellogg Co’s unrecognized tax benefits:

(millions)	2022	2021	2020
Balance at beginning of year	$5	$7	$6
Increase (decrease) associated with tax positions taken during the current year	—	1	1
Increase (decrease) associated with positions taken during a prior year	—	(1)	—
Settlements	—	(1)	—
Decrease associated with lapses in statutes of limitations	—	(1)	—

Balance at end of year	$5	$5	$7

The amount of unrecognized tax benefits for the years ended December 31, 2022, January 1, 2022 and January 2, 2021, that, if recognized, would affect the effective tax rate, was not material. During the years ended December 31, 2022, January 1, 2022 and January 2, 2021, the Company recognized an immaterial amount of tax related interest on unrecognized tax benefits. Management estimates the reasonably possible changes to unrecognized tax benefits during the next twelve months to be immaterial and is currently unaware of any issues under review that could result in significant additional payments, accruals, or other material deviation in this estimate. However, WK Kellogg Co would not be liable for any incremental taxes payable, interest or penalties, which remain Kellogg ParentCo’s obligation.

NOTE 10

RELATED PARTY TRANSACTIONS

WK Kellogg Co has not historically operated as a standalone business and has various relationships with Kellogg ParentCo whereby Kellogg ParentCo provides services to WK Kellogg Co.

Transfers to/from Kellogg ParentCo, net

As discussed in Note 1 in the basis of presentation section, net parent investment is primarily impacted by contributions from Kellogg ParentCo which are the result of treasury activity and net funding provided by or distributed to Kellogg ParentCo. The components of net parent investment are:

(millions)	2022	2021	2020
Net transfers (to)/from Kellogg ParentCo as reflected in the Combined Statement of Cash Flows	$18	$68	$(216)
Non-cash direct stock compensation expense	3	2	2
Non-cash deferred tax and other	6	—	—
Non-cash allocated pension and postretirement plan benefit	116	(157)	(31)

Net transfers to Kellogg ParentCo as reflected in the Combined Statement of Changes in Equity	$143	$(87)	$(245)

Corporate Overhead and Other Allocations

Kellogg ParentCo provides WK Kellogg Co certain services, including executive oversight, treasury, legal, finance, human resources, tax, internal audit, financial reporting, information technology and investor relations. Allocated costs also include costs related to commingled supply chain functions such as logistics, distribution and co-manufacturing/co-packing operations. Our Combined Financial Statements reflect an allocation of these costs. When specific identification is not practicable, a proportional cost method is used, primarily based on gross sales value, headcount, production pounds or shipping pounds.

The allocation of expenses from Kellogg ParentCo to WK Kellogg Co were reflected as follows in the Combined Statement of Operations:

(millions)	2022	2021	2020
Cost of goods sold	$172	$169	$192
Selling, general and administrative	308	256	324
Other (income) expense, net	106	(176)	(45)

Total	$586	$249	$471

The financial information herein may not necessarily reflect the combined financial position, results of operations and cash flows of WK Kellogg Co in the future or what they would have been had WK Kellogg Co been a separate, standalone entity during the periods presented. Management believes that the methods used to allocate expenses to WK Kellogg Co are reasonable; however, the allocations may not be indicative of actual expenses that would have been incurred had we operated as an independent, publicly traded company for the periods presented. Actual costs that WK Kellogg Co may have incurred had it been a standalone company would depend on a number of factors, including the chosen organizational structure, whether functions were outsourced or performed by our employees and strategic decisions made in areas such as manufacturing, selling and marketing, research and development, information technology and infrastructure.

Stock compensation

As discussed in Note 6, stock compensation expense related to Kellogg ParentCo employees who also support WK Kellogg Co have been allocated to the Company and recorded in COGS and SGA expense in the Combined Statement of Operations and included in the table above. Stock compensation costs allocated to WK Kellogg Co were $17 million, $11 million and $15 million for the years ended December 31, 2022, January 1, 2022 and January 2, 2021, respectively.

Retirement Benefits

As discussed in Notes 7 and 8, WK Kellogg Co’s employees participate in defined benefit pension and other postretirement plans sponsored by Kellogg ParentCo that also include participants of Kellogg ParentCo’s other businesses. The costs of such plans have been allocated in the Combined Statement of Operations within COGS, SGA expense and other income (expense), net and are included in the amounts presented in the table above. The allocations related to such plans was expense of $116 million, income of $156 million and income of $31 million for the years ended December 31, 2022, January 1, 2022 and January 2, 2021, respectively.

Centralized Cash Management

Kellogg ParentCo uses a centralized approach to cash management and financing of operations. The majority of WK Kellogg Co’s businesses are party to Kellogg ParentCo’s cash pooling arrangements to maximize Kellogg ParentCo’s availability of cash for general operating and investing purposes. Under these cash pooling arrangements, cash balances are swept regularly from WK Kellogg Co’s accounts. Cash transfers to and from Kellogg ParentCo’s cash concentration accounts and the resulting balances at the end of each reporting period are reflected in net parent company investment in the Combined Balance Sheets.

As discussed in Note 1, Kellogg ParentCo has committed that it will provide financial assistance to WK Kellogg Co, as determined by Kellogg ParentCo, to enable the Company to continue its operations and fulfill all of its financial obligations, expiring at the earlier of the consummation of the Spin-off or December 2024.

Debt

Kellogg ParentCo’s third-party debt and the related interest expense have not been allocated to WK Kellogg Co for any of the periods presented as WK Kellogg Co was not the legal obligor of the debt and Kellogg ParentCo’s borrowings were not directly attributable to WK Kellogg Co’s businesses.

Commercial Operations

Unless otherwise stated, all significant intercompany transactions between WK Kellogg Co and Kellogg ParentCo have been included in these Combined Financial Statements and are considered to be effectively settled for cash at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the Combined Statement of Cash Flows as a financing activity and in the Combined Balance Sheets as net parent investment.

WK Kellogg Co sells certain products to other Kellogg ParentCo businesses, which may use the WK Kellogg Co’s products as raw materials in its manufacturing processes or may resell the finished goods. These product sales resulted in revenue of $31 million, $22 million and $23 million for the years ended December 31, 2022, January 1, 2022 and January 2, 2021, respectively. Accounts receivable as a result of WK Kellogg Co sales to other Kellogg ParentCo businesses was approximately $1 million as of December 31, 2022 and January 1, 2022.

WK Kellogg Co also purchases certain products from other Kellogg ParentCo businesses, which is recorded in COGS. These purchases amounted to $82 million, $65 million and $55 million for the years ended December 31, 2022, January 1, 2022 and January 2, 2021, respectively, and resulted in accounts payable of $11 million as of December 31, 2022 and January 1, 2022. These amounts may not necessarily reflect the combined financial position and results of operations of WK Kellogg Co in the future or what they would have been had WK Kellogg Co been a separate, standalone entity during the periods presented. Actual costs that WK Kellogg Co may have incurred had it been a standalone company would depend on a number of factors, including the chosen organizational structure, whether functions were outsourced or performed by our employees and strategic decisions made in areas such as manufacturing, selling and marketing, research and development, information technology and infrastructure.

WK Kellogg Co also makes certain royalty payments to Kellogg ParentCo, which is recorded in COGS. These royalties amounted to $13 million, $12 million and $15 million for the years ended December 31, 2022, January 1, 2022 and January 2, 2021, respectively. Royalty payable was recorded within accounts payable and was immaterial as of December 31, 2022 and January 1, 2022.

Spin costs

Kellogg ParentCo is incurring incremental costs to evaluate, plan and execute the Spin-off. These charges were primarily related to legal and consulting costs. WK Kellogg Co is allocated a pro rata portion of those costs, that WK Kellogg Co received a benefit from, based on either specific identification, where possible, or a proportional cost method based on gross sales value. WK Kellogg Co was allocated total charges of $26 million, including $3 million in COGS and $22 million in SGA expense for the year ended December 31, 2022.

NOTE 11

DERIVATIVE INSTRUMENTS

WK Kellogg Co is exposed to certain market risks such as changes in foreign currency exchange rates, and commodity prices, which exist as a part of its ongoing business operations. Kellogg ParentCo uses derivative and nonderivative financial and commodity instruments, including futures, options, and swaps, where appropriate, to manage these risks. Instruments used as hedges must be effective at reducing the risk associated with the exposure being hedged.

Since the derivative instruments are entered into and settled by Kellogg ParentCo for both WK Kellogg Co and its other businesses, no asset or liability has been recorded on the Combined Balance Sheets. However, an appropriate allocation of the gains/losses and fees associated with entering into derivative instruments has been included in WK Kellogg Co’s Combined Statement of Operations.

The effect of derivative instruments on WK Kellogg Co’s Combined Statement of Operations for the years ended December 31, 2022, January 1, 2022, and January 2, 2021 was as follows:

	Gain (loss) recognized in COGS			Gain (loss) recognized in other income (expense), net
(millions)	2022	2021	2020	2022	2021	2020
Commodity contracts	$15	$18	$1	$—	$—	$—
Foreign Currency derivatives	$12	$(1)	$(2)	$—	$1	$1

NOTE 12

CONTINGENCIES

WK Kellogg Co is subject to various legal proceedings, claims, and governmental inspections or investigations in the ordinary course of business covering matters such as general commercial, governmental regulations, antitrust and trade regulations, product liability, environmental, intellectual property, workers’ compensation, employment and other actions. These matters are subject to uncertainty and the outcome is not predictable with assurance. WK Kellogg Co uses a combination of insurance and self-insurance for a number of risks, including workers’ compensation, general liability, automobile liability and product liability.

WK Kellogg Co has established accruals for certain matters where losses are deemed probable and reasonably estimable. There are other claims and legal proceedings pending against WK Kellogg Co for which accruals have not been established. It is reasonably possible that some of these matters could result in an unfavorable judgment against WK Kellogg Co and could require payment of claims in amounts that cannot be estimated at December 31, 2022. Based upon current information, management does not expect any of the claims or legal proceedings pending against WK Kellogg Co to have a material impact on WK Kellogg Co’s combined financial statements. WK Kellogg Co is subject to various legal proceedings, claims, and governmental inspections or investigations in the ordinary course of business covering matters such as general commercial, governmental regulations, antitrust and trade regulations, product liability, environmental, intellectual property, workers’ compensation, employment and other actions. These matters are subject to uncertainty and the outcome is not predictable with assurance.

In 2021, there was a fire at one of WK Kellogg Co’s manufacturing facilities, the damages of which are in the process of being recovered via insurance policies maintained by Kellogg ParentCo. WK Kellogg Co recognized an insurance receivable of $20 million in accounts receivable, net as of January 1, 2022. The amount outstanding as of December 31, 2022 was immaterial. For the years ended December 31, 2022 and January 1, 2022, WK Kellogg Co recognized insurance recoveries of $16 million and $18 million, respectively, in COGS to offset the incremental costs incurred due to the fire. For the year ended January 1, 2022, WK Kellogg Co recognized an expense of $7 million in other income (expense), net related to the insurance deductible related to the fire. The proceeds for the years ended December 31, 2022 and January 1, 2022 from the recoveries were related to business interruption claims and have been reflected in the net cash provided by operating activities in the Combined Statement of Cash Flows.

NOTE 13

ENTITY-WIDE DISCLOSURES

WK Kellogg Co manages its operations through one operating and reportable segment, engaged in the manufacturing, marketing and sales of cereal products in North America. Consistent with our operational structure, our Chief Operating Decision Maker (“CODM”), makes resource allocation and business decisions on a combined basis. Our CODM also uses combined single-segment financial information for the purpose of evaluating financial performance, allocating resources, setting incentive compensation targets, as well as forecasting future period financial results.

Our products include various brands of cereal which are marketed under the Kellogg’s, Kashi and Bear Naked tradenames.

WK Kellogg Co’s largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for approximately 28% of combined net sales for the years ended December 31, 2022 and January 1, 2022 and 26% for the year ended January 2, 2021. These sales are primarily in the United States.

Supplemental geographic information is provided below for net sales to external customers and long-lived assets:

(millions)	2022	2021	2020
Net sales
United States	$2,369	$2,160	$2,533
Canada	292	265	298
Other	34	35	36

Combined	$2,695	$2,460	$2,867

Long-lived assets
United States	$544	$529	$537
Canada	72	62	68
Other	29	28	30

Combined	$645	$619	$635

NOTE 14

SUPPLEMENTAL FINANCIAL STATEMENT DATA

Combined Statement of Operations
(millions)	2022	2021	2020
Depreciation expense	$68	$68	$69
Overhead expense	$305	$244	$309
Research and development expense	$25	$27	$30
Advertising expense	$225	$268	$300

Combined Balance Sheet
(millions)	2022	2021
Trade receivables	$213	$122
Allowance for expected credit losses	—	—
Other receivables	16	33

Accounts receivable, net	$229	$155

Raw materials	$43	$40
Spare parts	48	44
Supplies	22	25
Materials in process	20	18
Finished goods	298	203

Inventories, net	$431	$330

Land	$10	$10
Buildings	594	589
Machinery and equipment	1,763	1,707
Vehicles	2	2
Office Furniture and Fixtures	19	17
Construction in progress	125	105
Accumulated depreciation	(1,868)	(1,811)

Property, net	$645	$619

Right of use asset	$7	$8
Other noncurrent assets	4	6

Other assets	$11	$14

Combined Balance Sheet
(millions)	2022	2021
Accrued distribution and plant related costs	$12	$41
Lease liability – current	3	3
Other accrued liabilities	32	29

Other current liabilities	$47	$73
Restructuring liability	$—	$4
Lease liability – noncurrent	5	5
Other noncurrent	—	1

Other liabilities	$5	$10

Allowance for expected credit losses
(millions)	2022	2021	2020
Balance at beginning of year	$—	$1	$—
Additions (reductions) charged to expense	—	(1)	—
Expected credit losses charged to reserve	—	—	1

Balance at end of year	$—	$—	$1

NOTE 15

SUBSEQUENT EVENTS

These Combined Financial Statements were derived from the financial statements of Kellogg Company, which issued its annual financial statements for the fiscal year ended December 31, 2022 on February 21, 2023. Accordingly, WK Kellogg Co has evaluated transactions for consideration as recognized subsequent events in these financial statements through the date of February 21, 2023. Additionally, WK Kellogg Co has evaluated transactions that occurred through June 16, 2023, the date these financial statements were available for issuance, for the purposes of unrecognized subsequent events. We have determined that there have been no events that have occurred that would require adjustments to or disclosure in these Combined Financial Statements.

North American Cereal Business of Kellogg Company

COMBINED STATEMENT OF OPERATIONS

(millions)

	Year-to-date period ended
(unaudited)	July 1, 2023	July 2, 2022
Net sales	$1,420	$1,313
Cost of goods sold	1,048	1,022
Selling, general and administrative expense	318	215

Operating profit	$54	$76
Other income (expense), net	15	57

Income before income taxes	$69	$133
Income taxes	16	29

Net income	$53	$104

Refer to Notes to Unaudited Combined Financial Statements.

COMBINED STATEMENT OF COMPREHENSIVE INCOME

(millions)

	Year-to-date period ended July 1, 2023
(unaudited)	Pre-tax amount	Tax (expense) benefit	After-tax amount
Net income	$69	$(16)	$53
Other comprehensive income:
Foreign currency translation	4	—	4

Comprehensive income	$73	$(16)	$57

	Year-to-date period ended July 2, 2022
(unaudited)	Pre-tax amount	Tax (expense) benefit	After-tax amount
Net income	$133	$(29)	$104
Other comprehensive income (loss)
Foreign currency translation	—	—	—

Comprehensive income	$133	$(29)	$104

Refer to Notes to Unaudited Combined Financial Statements.

North American Cereal Business of Kellogg Company

COMBINED BALANCE SHEET

(millions)

	July 1, 2023 (unaudited)	December 31, 2022
Current assets
Cash and cash equivalents	$2	$—
Accounts receivable, net	240	229
Inventories, net	331	431
Other current assets	20	10

Total current assets	$593	$670
Property, net	651	645
Goodwill	53	53
Other intangibles	57	57
Other assets	17	11

Total assets	$1,371	$1,436

Current liabilities
Accounts payable	$434	$473
Due to related parties	11	11
Accrued advertising and promotion	112	103
Accrued salaries and wages	34	32
Other current liabilities	48	47

Total current liabilities	$639	$666

Deferred income taxes	63	63
Nonpension postretirement liability	15	15
Other liabilities	4	5
Commitments and contingencies (Note 8)
Equity
Net parent investment	684	725
Accumulated other comprehensive income (loss)	(34)	(38)

Total equity	$650	$687

Total liabilities and equity	$1,371	$1,436

Refer to Notes to Unaudited Combined Financial Statements.

COMBINED STATEMENT OF EQUITY

(millions)

	Year-to-date period ended July 1, 2023
(unaudited)	Net parent investment	Accumulated other comprehensive income (loss)	Total equity
Balance, December 31, 2022	$725	$(38)	$687
Net income (loss)	53	—	53
Net transfer (to)/from parent	(94)	—	(94)
Other comprehensive income, net of tax	—	4	4

Balance, July 1, 2023	$684	$(34)	$650

	Year-to-date period ended July 2, 2022
(unaudited)	Net parent investment	Accumulated other comprehensive income (loss)	Total equity
Balance, January 1, 2022	$607	$(37)	$570
Net income (loss)	104	—	104
Net transfer (to)/from parent	(65)	—	(65)
Other comprehensive income, net of tax	—	—	—

Balance, July 2, 2022	$646	$(37)	$609

Refer to Notes to Unaudited Combined Financial Statements.

North American Cereal Business of Kellogg Company

COMBINED STATEMENT OF CASH FLOWS

(millions)

	Year-to-date period ended
(unaudited)	July 1, 2023	July 2, 2022
OPERATING ACTIVITIES
Net income	$53	$104
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	32	34
Stock compensation	2	1
Pension and postretirement plan benefit	(13)	(49)
Other	(1)	1
Postretirement benefit plan contributions	(1)	(1)
Changes in operating assets and liabilities:
Trade receivables	(9)	(104)
Inventories	101	(66)
Accounts payable	(21)	127
Due to / from related parties	—	(1)
Accrued advertising and promotion	8	25
Accrued salaries and wages	2	(2)
Other assets and liabilities	(13)	(25)

Net cash provided by operating activities	$140	$44

INVESTING ACTIVITIES
Additions to properties	(60)	(27)
Property damage recoveries from insurance proceeds	4	—

Net cash (used in) investing activities	$(56)	(27)

FINANCING ACTIVITIES:
Net transfers (to)/from parent	(82)	(17)

Net cash (used in) provided by financing activities	$(82)	$(17)

Effect of exchange rate changes on cash and cash equivalents	—	—
Increase (decrease) in cash and cash equivalents	2	—
Cash and cash equivalents at beginning of period	—	—
Cash and cash equivalents at end of period	$2	$—
Supplemental cash flow disclosures of non-cash investing activities
Additions to properties included in accounts payable	$16	$5

Refer to Notes to Unaudited Combined Financial Statements.

North American Cereal Business of Kellogg Company

Notes to Combined Financial Statements for the year-to-date period ended July 1, 2023 (unaudited)

NOTE 1

DESCRIPTION OF THE COMPANY AND BASIS OF PRESENTATION

Description of the Company

On June 21, 2022, Kellogg Company (“Kellogg ParentCo”) announced its intent to separate its North American Cereal Business (“Cereal Business”) via a tax-free spin-off, resulting in the creation of a new independent public company. The Cereal Business consists of the business and operations conducted by Kellogg ParentCo. Our products are manufactured by us in the United States, Mexico and Canada and marketed in the United States, Canada and the Caribbean.

To effect the separation, Kellogg ParentCo intends to execute a tax-free spinoff of the Cereal Business by way of a pro-rata distribution of common stock of WK Kellogg Co, a newly formed Delaware corporation incorporated in November 2022, to Kellogg ParentCo’s shareholders of record as of the spin-off transaction record date (the “Spin-Off”). Kellogg ParentCo, directly or through its subsidiaries, holds both the Kellogg ParentCo Business, the Cereal Business and WK Kellogg Co. In connection with the Spin-Off, Kellogg ParentCo will undertake a series of internal reorganization transactions so that WK Kellogg Co will hold the Cereal Business assets, liabilities and operations directly and separately from the Kellogg ParentCo Business assets, liabilities and operations. Following these steps, WK Kellogg Co will hold only the Cereal Business assets, liabilities and operations. WK Kellogg Co will be the reporting entity and will ultimately serve as the parent company for the business to be divested by Kellogg ParentCo.

The accompanying Unaudited Combined Financial Statements represent the assets, liabilities and operations related to the Cereal Business to be transferred to WK Kellogg Co as well as the assets, liabilities and operations of WK Kellogg Co. The Cereal Business to be transferred from Kellogg ParentCo to WK Kellogg Co and the results of WK Kellogg Co are referred to throughout these Unaudited Combined Financial Statements as “WK Kellogg Co,” “the Company,” “we,” “us” or “our”.

Our cash is managed centrally at the Kellogg ParentCo level and as such, cash management decisions by Kellogg ParentCo have an impact on our Unaudited Combined Financial Statements. The cash and cash equivalents held by Kellogg ParentCo at the corporate level are not specifically identifiable to us and, therefore, have not been reflected in our Unaudited Combined Financial Statements. As a result of our participation in Kellogg ParentCo’s cash management arrangement, we do not generally hold our own cash and do not have access to any of Kellogg ParentCo’s credit facilities as a source of additional liquidity. Accordingly, these events and conditions can result in a net working capital deficit (i.e., total current liabilities in excess of total current assets) at the end of certain reporting periods. To alleviate such conditions, Kellogg ParentCo has committed that it will provide financial assistance to WK Kellogg Co, as determined by Kellogg ParentCo, to enable the Company to continue its operations and fulfill all of its financial obligations, expiring at the earlier of the consummation of the Spin-Off or December 2024. Accordingly, management believes that the financial support from Kellogg ParentCo will provide sufficient liquidity to meet the Company’s projected obligations for at least twelve months from the issuance of these financial statements.

Basis of presentation

These Unaudited Combined Financial Statements were prepared on a standalone basis derived from the consolidated financial statements and accounting records of Kellogg ParentCo. These statements reflect the combined historical results of operations, financial position and cash flows of the Cereal Business in accordance with accounting principles generally accepted in the United States (“GAAP”).

The unaudited interim financial information included in this information statement reflects all adjustments, all of which are of a normal and recurring nature, that management believes are necessary for a fair statement of the results of operations, comprehensive income, financial position, equity and cash flows for the periods presented. The information included in this interim report should be read in conjunction with our Combined Financial Statements and accompanying notes included elsewhere in this information statement.

The Combined Balance Sheet information at December 31, 2022 was derived from annual audited financial statements, but does not include all disclosures required by GAAP. The results of operations for the year-to-date period ended July 1, 2023 are not necessarily indicative of the results to be expected for other interim periods or the full year.

These Unaudited Combined Financial Statements are presented as if WK Kellogg Co had been carved out of Kellogg ParentCo and had been combined for all periods presented. The Unaudited Combined Financial Statements include the attribution of certain assets and liabilities that have been held at Kellogg ParentCo but which are specifically identifiable or attributable to the business being transferred to WK Kellogg Co. The assets and liabilities in the carve-out financial statements have been presented on a historical cost basis.

All significant intercompany transactions within WK Kellogg Co have been eliminated. All transactions between WK Kellogg Co and Kellogg ParentCo are considered to be effectively settled in the Unaudited Combined Financial Statements at the time the transaction is recorded, other than transactions stemming from commercial operations described in Note 6. The total net effect of the settlement of these intercompany transactions is reflected in the Unaudited Combined Statement of Cash Flows as a financing activity and in the Unaudited Combined Balance Sheet as net parent investment.

These Unaudited Combined Financial Statements include expense allocations for: (1) co-manufacturing, product warehousing and distribution; (2) a combined sales force and management; (3) certain support functions that are provided on a centralized basis within Kellogg ParentCo, including, but not limited to executive oversight, treasury, finance, internal audit, legal, information technology, human resources, communications, facilities, and compliance; and (4) employee benefits and compensation, including stock based compensation. These expenses have been allocated to WK Kellogg Co on the basis of direct usage where identifiable, with the remainder allocated on a basis of gross sales value, production pounds, headcount or other applicable measures. For an additional discussion and quantification of expense allocations, see Note 6.

Management believes the assumptions underlying these Unaudited Combined Financial Statements, including the assumptions regarding allocated expenses, reasonably reflect the utilization of services provided to or the benefit received by WK Kellogg Co during the periods presented. Nevertheless, the Unaudited Combined Financial Statements may not reflect the results of operations, financial position and cash flows had WK Kellogg Co been a standalone company during the periods presented. Actual costs that WK Kellogg Co may have incurred had it been a standalone company would depend on a number of factors, including the chosen organization structure, whether functions were outsourced or performed by our employees and strategic decisions made in areas such as manufacturing, selling and marketing, research and development, information technology and infrastructure.

Debt obligations and related financing costs of Kellogg ParentCo have not been included in the Unaudited Combined Financial Statements of WK Kellogg Co, because WK Kellogg Co is not a party to the obligations between Kellogg ParentCo and the debt holders.

The income tax provision in the Unaudited Combined Statement of Operations has been calculated as if WK Kellogg Co was operating on a standalone basis and filed separate tax returns in the jurisdiction in which it operates. Therefore, cash tax payments and items of current and deferred taxes may not be reflective of WK Kellogg Co’s actual tax balances prior to or subsequent to the carve-out.

Kellogg ParentCo maintains various benefit and combined stock-based compensation plans at a corporate level and other benefit plans at a country level. Our employees participate in such programs and the portion of the cost of those plans related to our employees is included in our financial statements. However, the Unaudited

Combined Balance Sheets do not include any equity issued related to stock-based compensation plans or any net benefit plan obligations unless the benefit plan covers only our dedicated employees or where the entire legal obligation associated with the benefit plan will transfer to WK Kellogg Co. Further, where WK Kellogg Co employees participate in defined benefit plans sponsored by Kellogg ParentCo that include participants of Kellogg ParentCo’s other businesses, such plans are accounted for as multiemployer plans in these Unaudited Combined Financial Statements.

The equity balance in these Unaudited Combined Financial Statements represents the excess of total assets over total liabilities, including intercompany balances between us and Kellogg ParentCo (net parent company investment) and accumulated other comprehensive loss. Net parent company investment is primarily impacted by distributions to Kellogg ParentCo which are the result of net funding provided by or distributed to Kellogg ParentCo and treasury activity. See Note 6 for further information.

WK Kellogg Co manages its business and reports its operations in one operating and reportable segment, engaged in the manufacturing, marketing and sales of cereal products in North America. Consistent with our operational structure, our Chief Operating Decision Maker (“CODM”), makes resource allocation and business decisions on a combined basis. Our CODM also uses combined single-segment financial information for the purpose of evaluating financial performance, allocating resources, setting incentive compensation targets, as well as forecasting future period financial results.

During the second quarter ended July 1, 2023, WK Kellogg Co identified certain immaterial errors in its unaudited historical Combined Financial Statements as of and for the three month period ended April 1, 2023 related primarily to certain information technology, inventory and operational costs recorded by Kellogg Company which should have been recorded by WK Kellogg Co in its previously issued Unaudited Combined Statement of Cash Flows for the three month period ended April 1, 2023 which is not included in this Registration Statement on Form 10. Although management has determined that such errors did not materially misstate such prior financial statements, WK Kellogg Co will prospectively revise its Unaudited Combined Statement of Cash Flows in connection with any future filings that may include the three month period ended April 1, 2023 to increase Net cash (used in) provided by financing activities by $6 million and decrease Net cash provided by operating activities by $5 million resulting in a net Increase (decrease) in cash and cash equivalents associated with a cash infusion from Kellogg Company of $1 million.

NOTE 2

ACCOUNTING POLICIES

Accounts payable – Supplier Finance Programs

Kellogg ParentCo establishes competitive market-based terms with our suppliers, regardless of whether they participate in supplier finance programs, which generally range from 0 to 150 days dependent on their respective industry and geography.

Kellogg ParentCo has agreements with third parties to provide accounts payable tracking systems which facilitate participating suppliers’ ability to monitor and, if elected, sell payment obligations from Kellogg ParentCo to designated third-party financial institutions. Participating suppliers may, at their sole discretion, make offers to sell one or more payment obligations of Kellogg ParentCo prior to their scheduled due dates at a discounted price to participating financial institutions. Kellogg ParentCo has no economic interest in the sale of these suppliers’ receivables and no direct financial relationship with the financial institutions concerning these services. Kellogg ParentCo’s obligations to its suppliers, including amounts due and scheduled payment dates, are not impacted by suppliers’ decisions to sell amounts under the arrangements. However, Kellogg ParentCo’s right to offset balances due from suppliers against payment obligations is restricted by the agreements for those payment obligations that have been sold by suppliers. As our suppliers also had the ability to participate in this program during the periods presented, the impact of this program has been included in these Unaudited Combined Financial Statements. The payment of these obligations by WK

Kellogg Co is included in cash used in operating activities in the Unaudited Combined Statement of Cash Flows. As of July 1, 2023 and December 31, 2022, $135 million and $138 million, respectively, of WK Kellogg Co’s outstanding payment obligations had been placed in the accounts payable tracking system.

Accounting standards adopted in the period

Supplier Finance Programs: Disclosure of Supplier Finance Program Obligations. In September 2022, the FASB issued an ASU to improve the disclosures of supplier finance programs. Specifically, the ASU requires disclosure of key terms of the supplier finance programs and a rollforward of the related obligations. The amendments in this ASU do not affect the recognition, measurement, or financial statement presentation of obligations covered by supplier finance programs. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2022, except for the amendment on rollforward information, which is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. The Combined Financial Statements have historically presented information regarding the nature and amount of outstanding Accounts Payable obligations confirmed into supplier finance programs within the Accounting Policies note. WK Kellogg Co adopted the ASU in the first quarter of 2023 and will include the rollforward information in the first quarter of 2024.

NOTE 3

SALE OF ACCOUNTS RECEIVABLE

Kellogg ParentCo has a program in which a discrete group of customers are allowed to extend their payment terms in exchange for the elimination of early payment discounts (Extended Terms Program).

Kellogg ParentCo has two Receivable Sales Agreements (Monetization Programs) described below, which are intended to directly offset the impact the Extended Terms Program would have on the days-sales-outstanding (DSO) metric that is critical to the effective management of Kellogg ParentCo’s accounts receivable balance and overall working capital. The Monetization Programs are designed to effectively offset the impact on working capital of the Extended Terms Program. The Monetization Programs sell, on a revolving basis, certain trade accounts receivable invoices to third party financial institutions. Transfers under these agreements are accounted for as sales of receivables resulting in the receivables being de-recognized from the Unaudited Combined Balance Sheet. The Monetization Programs provide for the continuing sale of certain receivables on a revolving basis until terminated by either party; however the maximum receivables that may be sold by Kellogg ParentCo at any time is approximately $1.1 billion. As WK Kellogg Co receivables were a part of Kellogg ParentCo’s accounts receivable balance, the impact of this program has been included in the Unaudited Combined Financial Statements.

Kellogg ParentCo, and consequently WK Kellogg Co, has no retained interest in the receivables sold, however Kellogg ParentCo does have collection and administrative responsibilities for the sold receivables. Kellogg ParentCo, and consequently WK Kellogg Co, has not recorded any servicing assets or liabilities as of July 1, 2023, and December 31, 2022 for these agreements as the fair value of these servicing arrangements, as well as the fees earned, were not material to the financial statements.

For WK Kellogg Co, accounts receivable sold of $291 million and $256 million remained outstanding under these arrangements as of July 1, 2023, and December 31, 2022, respectively. The proceeds from these sales of receivables are included in cash from operating activities in the Unaudited Combined Statement of Cash Flows. The allocated recorded net loss on sale of receivables, based on the proportion of monetized receivables, was $8 million and $1 million for the year-to-date periods ended July 1, 2023 and July 2, 2022, respectively. The recorded loss is included in other income (expense), net.

NOTE 4

RETIREMENT BENEFITS

Kellogg ParentCo sponsors a number of U.S. and foreign pension plans as well as other nonpension postretirement and postemployement plans to provide various retirement benefits for its employees. WK Kellogg Co employees participate in these plans sponsored by Kellogg ParentCo, which include participants of Kellogg ParentCo’s other businesses. Such plans are accounted for as multiemployer plans in these Unaudited Combined Financial Statements and as a result, no asset or liability was recorded by WK Kellogg Co to recognize the funded status of these plans. There are also certain defined benefit pension and nonpension postretirement plans that our employees participate in that are either dedicated to our employees or where the plan assets and liabilities that relate to our employees will legally transfer to WK Kellogg Co at the time of separation from Kellogg ParentCo.

Pension

We recorded expense of $4 million and income of $23 million relating to our employees’ participation in Kellogg ParentCo sponsored plans for the year-to-date periods ended July 1, 2023 and July 2, 2022, respectively. For the year-to-date period ended July 1, 2023, the entire expense of $4 million was related to service costs and was recorded in COGS. For the year-date-period ended July 2, 2022, service costs of $5 million were recorded in COGS and $28 million of income was allocated to other income (expense), net. No contributions have been recognized in the Unaudited Combined Financial Statements as we are not required to make contributions to these plans.

Postretirement

We recorded income relating to our employees’ participation in Kellogg ParentCo sponsored postretirement plans of $18 million and $26 million for the year-to-date periods ended July 1, 2023 and July 2, 2022, respectively. These amounts were recorded in the Unaudited Combined Statement of Operations as follows: Expense related to service costs of $2 million and $4 million was allocated to COGS for the year-to-date periods ended July 1, 2023 and July 2, 2022, respectively, and $20 million and $30 million of income related to all other elements of benefit expense was allocated to other income (expense), net, for the year-to-date periods ended July 1, 2023 and July 2, 2022, respectively.

For the postretirement plans that are either dedicated to our employees or where the plan assets and liabilities that relate to our employees will legally transfer to our Company at the time of separation from Kellogg ParentCo, the total expense recognized was less than $1 million for the year-to-date periods ended July 1, 2023 and July 2, 2022.

NOTE 5

INCOME TAXES

WK Kellogg Co’s operations have historically been included in the consolidated U.S. federal, certain state and local tax returns filed by Kellogg ParentCo. We also file certain separate U.S. state and local and foreign income tax returns. WK Kellogg Co has calculated its provision for income taxes using a separate return method as if the Company was a separate group of companies under common ownership. Under this method, WK Kellogg Co is assumed to file hypothetical separate returns with the tax authorities, thereby reporting its taxable income or loss and paying the applicable tax to or receiving the appropriate refund from Kellogg ParentCo. Current income tax liabilities are assumed to be immediately settled with Kellogg ParentCo against net parent investment. WK Kellogg Co reports deferred taxes on its temporary differences and on any carryforwards that it could claim on its hypothetical returns. Cash tax payments, current and deferred tax balances and unremitted foreign earnings may not be reflective of WK Kellogg Co’s actual tax balances prior to or subsequent to the distribution.

WK Kellogg Co’s combined effective tax rate for the year-to-date periods ended July 1, 2023 and July 2, 2022 was 23.2% and 21.9%, respectively. The increase in effective tax rate is primarily attributable to increased non-deductible transaction costs. Further, the effective tax rate for the year-to date periods ended July 1, 2023 and July 2, 2022 was impacted by state and local income taxes and the differential of WK Kellogg Co’s foreign statutory tax rates from the U.S. federal statutory tax rate.

The amount of unrecognized tax benefits for the year to-date periods ended July 1, 2023 and July 2, 2022, that, if recognized, would affect the effective tax rate, was not material. During the year-to-date periods ended July 1, 2023 and July 2, 2022, the Company recognized an immaterial amount of tax related interest on unrecognized tax benefits.

Management estimates the reasonably possible changes to unrecognized tax benefits during the next twelve months to be immaterial and is currently unaware of any issues under review that could result in significant additional payments, accruals, or other material deviation in this estimate. However, WK Kellogg Co would not be liable for any incremental taxes payable, interest or penalties, which remain Kellogg ParentCo’s obligation.

NOTE 6

RELATED PARTY TRANSACTIONS

WK Kellogg Co has not historically operated as a standalone business and has various relationships with Kellogg ParentCo whereby Kellogg ParentCo provides services to WK Kellogg Co.

Transfers to/from Kellogg ParentCo, net

As discussed in Note 1 in the basis of presentation section, net parent investment is primarily impacted by contributions from Kellogg ParentCo which are the result of treasury activity and net funding provided by or distributed to Kellogg ParentCo.

The components of net parent investment for the year-to date periods ended July 1, 2023 and July 2, 2022 are:

(millions)	July 1, 2023	July 2, 2022
Net transfers (to)/from Kellogg ParentCo as reflected in the Unaudited Combined Statement of Cash Flows	$(82)	$(17)
Non-cash stock compensation expense	2	1
Non-cash pension and postretirement plan benefit	(14)	(49)

Net transfers to Kellogg ParentCo as reflected in the Unaudited Combined Statement of Changes in Equity	$(94)	$(65)

Corporate Overhead and Other Allocations

Kellogg ParentCo provides WK Kellogg Co certain services, including executive oversight, treasury, legal, finance, human resources, tax, internal audit, financial reporting, information technology and investor relations. Allocated costs also include costs related to commingled supply chain functions such as logistics, distribution, and co-manufacturing/co-packing operations. Our Unaudited Combined Financial Statements reflect an allocation of these costs. When specific identification is not practicable, a proportional cost method is used, primarily based on gross sales value, headcount, production pounds or shipping pounds.

The allocation of expenses from Kellogg ParentCo to WK Kellogg Co were reflected as follows in the Unaudited Combined Statement of Operations for the year-to-date periods ended July 1, 2023 and July 2, 2022:

	Year-to-date period ended
(millions)	July 1, 2023	July 2, 2022
Cost of goods sold	$89	$78
Selling, general and administrative	174	138
Other (income) expense, net	(11)	(57)

Total	$252	$159

The financial information herein may not necessarily reflect the combined financial position, results of operations and cash flows of WK Kellogg Co in the future or what they would have been had WK Kellogg Co been a separate, standalone entity during the periods presented. Management believes that the methods used to allocate expenses to WK Kellogg Co are reasonable; however, the allocations may not be indicative of actual expenses that would have been incurred had we operated as an independent, publicly traded company for the periods presented. Actual costs that WK Kellogg Co may have incurred had it been a standalone company would depend on a number of factors, including the chosen organizational structure, whether functions were outsourced or performed by our employees and strategic decisions made in areas such as manufacturing, selling and marketing, research and development, information technology and infrastructure.

Stock compensation

Stock compensation expense related to Kellogg ParentCo employees who also support WK Kellogg Co have been allocated to the Company and recorded in COGS and SGA expense in the Unaudited Combined Statement of Operations and included in the table above. Stock compensation costs allocated to WK Kellogg Co were $8 million and $6 million for the year-to-date periods ended July 1, 2023 and July 2, 2022, respectively.

Retirement Benefits

As discussed in Note 4, WK Kellogg Co’s employees participate in defined benefit pension and other postretirement plans sponsored by Kellogg ParentCo that also include participants of Kellogg ParentCo’s other businesses. The costs of such plans have been allocated in the Unaudited Combined Statement of Operations within COGS, SGA expense and other income (expense), net and are included in the amounts presented in the table above. The allocated income related to such plans was $14 million and $49 million for the year-to-date periods ended July 1, 2023 and July 2, 2022, respectively.

Centralized Cash Management

Kellogg ParentCo uses a centralized approach to cash management and financing of operations. The majority of WK Kellogg Co’s businesses are party to Kellogg ParentCo’s cash pooling arrangements to maximize Kellogg ParentCo’s availability of cash for general operating and investing purposes. Under these cash pooling arrangements, cash balances are swept regularly from WK Kellogg Co’s accounts. Cash transfers to and from Kellogg ParentCo’s cash concentration accounts and the resulting balances at the end of each reporting period are reflected in net parent company investment in the unaudited combined balance sheet.

Kellogg ParentCo has committed that it will provide financial assistance to WK Kellogg Co, as determined by Kellogg ParentCo, to enable the Company to continue its operations and fulfill all of its financial obligations, expiring at the earlier of the consummation of the Spin-Off or December 2024. See Note 1 for additional detail about this arrangement.

Debt

Kellogg ParentCo’s third-party debt and the related interest expense have not been allocated to WK Kellogg Co for any of the periods presented as WK Kellogg Co was not the legal obligor of the debt and Kellogg ParentCo’s borrowings were not directly attributable to WK Kellogg Co’s businesses.

Commercial Operations

Unless otherwise stated, all significant intercompany transactions between WK Kellogg Co and Kellogg ParentCo have been included in these Unaudited Combined Financial Statements and are considered to be effectively settled for cash at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the Unaudited Combined Statement of Cash Flows as a financing activity and in the Unaudited Combined Balance Sheet as net parent investment.

WK Kellogg Co sells certain products to other Kellogg ParentCo businesses, which may use WK Kellogg Co’s products as raw materials in its manufacturing processes or may resell the finished goods. These product sales resulted in revenue of $18 million and $15 million for the year-to-date periods ended July 1, 2023 and July 2, 2022, respectively. Accounts receivable as a result of WK Kellogg Co sales to other Kellogg ParentCo businesses was approximately $2 million and $1 million as of July 1, 2023 and December 31, 2022, respectively.

WK Kellogg Co also purchases certain products from other Kellogg ParentCo businesses, which is recorded in COGS. These purchases amounted to $37 million and $40 million for the year-to-date periods ended July 1, 2023 and July 2, 2022, respectively. The amounts payable to Kellogg ParentCo as a result of these purchases was $11 million as of both July 1, 2023 and December 31, 2022 and recorded in due to related parties on the Unaudited Combined Balance Sheets. These amounts may not necessarily reflect the combined financial position and results of operations of WK Kellogg Co in the future or what they would have been had WK Kellogg Co been a separate, standalone entity during the periods presented. Actual costs that WK Kellogg Co may have incurred had it been a standalone company would depend on a number of factors, including the chosen organizational structure, whether functions were outsourced or performed by our employees and strategic decisions made in areas such as manufacturing, selling and marketing, research and development, information technology and infrastructure.

WK Kellogg Co also makes certain royalty payments to Kellogg ParentCo, which are recorded in COGS. These royalties amounted to $7 million for both the year-to-date periods ended July 1, 2023 and July 2, 2022. Royalty payable was recorded within accounts payable and was an immaterial amount as of July 1, 2023 and December 31, 2022.

Spin costs

Kellogg ParentCo has incurred incremental costs to evaluate, plan and execute the Spin-Off. These charges were primarily related to legal and consulting costs. WK Kellogg Co allocated a pro rata portion of those costs, that WK Kellogg Co received a benefit from, based on either specific identification, where possible, or a proportional cost method based on gross sales value. WK Kellogg Co recorded total charges of $61 million, including $17 million in COGS and $44 million in SGA expense for the year-to-date period ended July 1, 2023. WK Kellogg Co recorded $1 million in SGA expense for the year-to-date period ended July 2, 2022.

NOTE 7

DERIVATIVE INSTRUMENTS

WK Kellogg Co is exposed to certain market risks such as changes in foreign currency exchange rates, and commodity prices, which exist as a part of its ongoing business operations. Kellogg ParentCo uses derivative and nonderivative financial and commodity instruments, including futures, options, and swaps, where appropriate, to manage these risks. Instruments used as hedges must be effective at reducing the risk associated with the exposure being hedged.

Since the derivative instruments are entered into and settled by Kellogg ParentCo for both WK Kellogg Co and its other businesses, no asset or liability has been recorded on the Unaudited Combined Balance Sheets. However, an appropriate allocation of the gains/losses and fees associated with entering into derivative instruments has been included in WK Kellogg Co’s Unaudited Combined Statement of Operations.

The effect of derivative instruments on WK Kellogg Co’s Unaudited Combined Statement of Operations for the year-to-date periods ended July 1, 2023, and July 2, 2022 was as follows:

	Gain (loss) recognized in COGS		Gain (loss) recognized in other income (expense), net
(millions)	July 1, 2023	July 2, 2022	July 1, 2023	July 2, 2022
Commodity contracts	$(13)	$15	—	—
Foreign Currency derivatives	$1	$3	$—	$1

NOTE 8

CONTINGENCIES

In 2021, there was a fire at one of WK Kellogg Co’s manufacturing facilities, the damages of which are in the process of being recovered via insurance policies maintained by Kellogg ParentCo. WK Kellogg Co recognized an insurance receivable of less than $1 million in accounts receivable, net as of July 1, 2023 and December 31, 2022. For the year-to-date period ended July 1, 2023, WK Kellogg Co recognized insurance recoveries of $4 million in other income (expense), net related to recoveries for property damage. Accordingly, this amount has been reflected within net cash (used in) investing activities in the Unaudited Combined Statement of Cash Flows for the year-to-date period ended July 1, 2023. Additionally, for the year-to-date period ended July 1, 2023, WK Kellogg Co recognized insurance recoveries of $16 million in COGS to offset the incremental costs incurred due to the fire. The proceeds from these recoveries were related to business interruption claims and have been reflected in net cash provided by operating activities in the Unaudited Combined Statement of Cash Flows for the year-to-date period ended July 1, 2023. For the year-to-date period ended July 2, 2022, WK Kellogg Co recognized insurance recoveries of $12 million in COGS to offset the incremental costs incurred due to the fire. The proceeds from the recoveries were related to business interruption claims and have been reflected in net cash provided by operating activities in the Unaudited Combined Statement of Cash Flows for the year-to-date period ended July 2, 2022.

NOTE 9

SUPPLEMENTAL FINANCIAL STATEMENT DATA

Combined Balance Sheet

(millions)	July 1, 2023 (unaudited)	December 31, 2022
Trade receivables	$220	$213
Allowance for expected credit losses	—	—
Other receivables	20	16

Accounts receivable, net	$240	$229

Raw materials	$37	$43
Spare parts	50	48
Supplies	17	22
Materials in process	16	20
Finished goods	211	298

Inventories, net	$331	$431

Land	$10	$10
Buildings	613	594
Machinery and equipment	1,777	1,763
Vehicles	2	2
Office Furniture and Fixtures	21	19
Construction in progress	123	125
Accumulated depreciation	(1,895)	(1,868)

Property, net	$651	$645

Right of use asset	$7	$7
Prepaid cloud assets	7	—
Other noncurrent assets	3	4

Other Assets	$17	$11

Accrued distribution and plant related costs	$15	$12
Lease liability – current	3	3
Other accrued liabilities	30	32

Other current liabilities	$48	$47
Lease liability – noncurrent	$4	$5

Other liabilities	$4	$5

NOTE 10

SUBSEQUENT EVENTS

These Unaudited Combined Financial Statements were derived from the financial statements of Kellogg Company, which issued its quarterly financial statements for the fiscal quarter ended July 1, 2023 on August 3, 2023. Accordingly, WK Kellogg Co has evaluated transactions for consideration as recognized subsequent events in these financial statements through August 3, 2023. Additionally, WK Kellogg Co has evaluated transactions that occurred through August 23, 2023, the date these financial statements were available for issuance, for the purposes of unrecognized subsequent events. We have determined that there have been no events that have occurred that would require adjustments to or disclosures in these Unaudited Combined Financial Statements.